Exhibit 15.2

NatWest Group plc Thrive Together 2021 Annual Report on Form 20-F

Approval of Strategic report By order of the Board Jan Cargill Chief Governance Officer and Company Secretary 17 February 2022 Chairman: Howard Davies Executive directors: Alison Rose (Group CEO) Katie Murray (Group CFO) Non-executive directors: Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson Contents Our 2021 reporting suite brings together NatWest Group’s financial, non-financial and risk performance for the year. The reports are designed primarily to meet the expectations of our investors (including holders of bonds issued under our green, social and sustainability framework), as well as regulators, and our wider stakeholders, including customers, colleagues and society more broadly. The main reports within this suite and their focus are detailed below: Strategic report: an overview of our business, our 2021 financial and non-financial performance and progress against our purpose-led strategy to champion potential, helping people, families and businesses to thrive. Governance and remuneration report: a review of our corporate governance and remuneration, including the Report of the directors and Annual report on remuneration. Risk and capital management report: an overview of the management of key risks relating to our business operations and disclosures on our capital, liquidity and funding position. Strategic report 2 Financial performance 3 Operational highlights 4 Chairman’s statement 6 Group Chief Executive’s review 12 Our purpose framework 14 Our stakeholders 18 Our strategy 20 Our strategy in action 28 Key performance indicators 30 Our purpose-led areas of focus 32 Market environment 34 How we create value 38 Business performance 40 Retail Banking 42 Private Banking 44 Commercial Banking 46 RBS International 48 NatWest Markets 50 Ulster Bank RoI 51 Outlook 52 Section 172(1) statement 54 Stakeholder focus areas 54 Customers 57 Investors 58 Colleagues 62 Communities 63 Regulators 63 Suppliers At www.natwestgroup.com Company announcement and Financial supplement Our latest company information including our financial performance for the year with a focus on key metrics and measurement. Climate-related Disclosures Report Details our progress in 2021 on our climate ambitions including an overview of our approach to climate related governance, strategy (including scenario analysis), risk management, metrics and targets. ESG Supplement Provides an overview of our purpose in action and key environmental, social and governance matters including progress in 2021. Pillar 3 Report Focuses on our regulatory reporting requirements and provides an explanation of our risk profile, including our capital adequacy, risk appetite and risk management. Mica Johnson, Owner, Floral Glory Available within this NatWest Group Form 20-F supplement (filed as Exhibit 15.2): 64 Climate-related disclosures 72 Risk overview 75 Top and emerging risks 76 Non-financial information statement 78 Governance at a glance Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. The Strategic report for the year ended 31 December 2021 set out on pages 1 to 79 of this doucment was approved by the Board of directors on 17 February 2022. 80 Governance 172 Risk and capital management

Thrive Together NatWest Group champions potential, helping people, families and businesses to thrive. We are the UK’s leading business bank, and we serve 19 million customers across every region of the UK. As a relationship bank for a digital world, we are helping to break down barriers that hold back our customers and we are helping to build their financial confidence. Because when people, families and businesses thrive, we all… NatWest Group plc – Annual Report on Form 20-F 175 NatWest Group plc – Annual Report on Form 20-F 1

Financial performance

Financial strength enables our purpose

We have delivered a strong operating performance in 2021. Group RoTE was 9.4%, benefiting from a £1.3 billion net impairment release. Total operating expenses of £7,758 million were £100 million, or 1.3%, lower compared with 2020. We achieved our Group cost reduction target of 4.0% (excluding litigation and conduct costs, operating lease depreciation and Ulster Bank RoI direct costs). Net loans to customers were £1.5 billion, or 0.4%, lower compared with 2020. Lending growth across our UK and RBSI retail and commercial businesses was 2.6%, excluding UK Government financial support schemes. Our capital and liquidity position remains strong after returning £3.8 billion to shareholders, and default levels have remained low across all our portfolios. The CET1 ratio was 18.2%, reducing to 15.9% on 1 January 2022 following regulatory RWA and capital changes. We have made good progress on our phased withdrawal from the Republic of Ireland and will focus the financial commentary below on the Group excluding Ulster Bank RoI (Go-forward group).

Total income was £4 million higher compared with 2020. Total income, excluding notable items, in the Go-forward group was 5.6% lower than prior year. Across the UK and RBSI retail and commercial businesses income increased by 1.4% reflecting strong balance sheet growth, principally in our mortgage book. NWM income was below expectations, down by 61.5%, compared with 2020, reflecting continued weakness in Fixed Income, impacted by subdued levels of customer activity and ongoing reshaping of the business, and exceptional levels of market activity in 2020.

Total operating expenses of £7,758 million were £100 million, or 1.3%, lower compared with 2020. We delivered a cost reduction of £256 million, or 4.0%, in 2021, in line with our target for the year[(1)]. This has been achieved by transformation across our customer journeys and NWM business, in line with the strategic announcement made in February 2020 and a £68 million reduction in the bank levy charge. Strategic costs of £787 million included £237 million in NWM related to transformation, £124 million of redundancy charges, £88 million of technology spend, and an £85 million goodwill impairment.

A net impairment release of £1,278 million reflects the low levels of realised losses we have seen across the year. Total impairment provisions reduced by £2.4 billion to £3.8 billion during 2021 and as a result ECL coverage ratio decreased from 1.66% in 2020 to 1.03% in 2021.

We are pleased to report a 2021 attributable profit of £2,950 million, with earnings per share of 25.4 pence and a RoTE of 9.4%. A final dividend of 7.5 pence per share is proposed, bringing our total 2021 paid and proposed capital distributions to £3.8 billion through a combination of ordinary dividends, directed buybacks of the UK Government stake and our on-market buyback programme.

Net loans to customers were £1.5 billion, or 0.4%, lower compared with 2020. Across the UK and RBSI retail and commercial businesses, and excluding UK Government support schemes, net lending increased by 2.6%. Mortgage growth exceeded the market, however commercial lending was behind market as we have sought to reduce certain exposures, through targeted sector reductions and capital actions, whilst continuing to focus on supporting customers through sustainable lending. During the second half of the year we completed £8.1 billion Climate and Sustainable Funding and Financing against our £100 billion target.

The CET1 ratio at 31 December 2021, remains strong at 18.2%, or 17.8% excluding IFRS 9 transitional relief. The 30 basis points reduction in the year includes capital distributions of c.240 basis points, partially offset by the reduction in RWAs, c.170 basis points, and the attributable profit net of IFRS 9 transitional relief and other capital movements. RWAs of £157.0 billion reduced by £13.3 billion in 2021 mainly reflecting business movements in Commercial Banking, including targeted sector reductions, improvement in risk parameters and active capital management.

On 1 January 2022, the proforma CET1 ratio was 15.9% including the impact of regulatory RWA inflation, 200 basis points, the removal of the software development costs capital benefit, 20 basis points, and the tapering of IFRS 9 transitional relief, 10 basis points. RWAs increased by £18.8 billion, including £14.8 billion associated with mortgage risk weight changes.

Operating profit before impairment losses £m


2,754
2,650
4,707
2021
2020
2019

Operating profit/(loss) before tax £m


4,032
(481)
3,983
2021
2020
2019

Profit/(loss) attributable to ordinary shareholders £m


2,950
(753)
3,136
2021
2020
2019

Operating expenses £m


(7,758)
(7,858)
(9,280)
2021
2020
2019

CET1 ratio %


15.9
18.2
18.5
16.2
1 Jan 2022
2021
2020
2019

Total capital return to shareholders (paid and proposed) £bn


3.8
0.4
2.7
2021
2020
2019

(1) Total expenses excluding litigation and conduct costs, strategic costs, operating lease depreciation (OLD) and Ulster Bank RoI direct costs.

NatWest Group plc – Annual Report on Form 20-F 2

Operational highlights



Operational highlights

	2021	2020	2019
Growth			
UK and RBSI retail and commercial businesses net lending excluding UK Government support schemes	305.7bn	£297.9bn	£289.7bn
Gross new mortgage lending in Retail Banking	36.0bn	£31.5bn	£33.3bn
AUM Net New Money (NNM)	£3.0bn	£1.5bn	£0.6bn
Percentage of customers using digital channels exclusively to interact with us			
Retail Banking	60%	58%	46%
Commercial Banking	83%	82%	76%
Simplification			
Reduction in other operating expenses	£256m	£277m	£310m
Artificial intelligence – retail banking Cora conversations	10.7m	8.4m	5.4m
Video banking interactions per week	10,200	3,300	<100
Capital			
Directed buyback value	£1,125m	–	–
On-market buyback value	£676m	–	–
Dividend per share (paid and proposed)	10.5p	3p	14p
Risk-weighted assets (RWAs)	157.0bn	170.3bn	179.2bn
CET1 ratio	18.2%	18.5%	16.2%
As at 1 Jan 2022	15.9%	–	–
Return on tangible equity	9.4%	(2.4%)	9.4%

Read more about our strategic priorities on pages 18 and 19 of this document.

NatWest Group plc – Annual Report on Form 20-F 3

Chairman’s statement For much of 2021, there was a growing sense of cautious optimism that we might finally have put the worst of the COVID-19 pandemic behind us. However, towards the end of the year, our resilience was put to the test once more as the spread of new variants necessitated the reintroduction of various restrictions. That brought particular challenges for our colleagues, our customers and for the bank itself. But it also presented opportunities and NatWest Group’s commitment to helping people, families and businesses to thrive has never been more important. We are building from extremely robust foundations as a bank which holds strong market positions, serving 19 million customers throughout the UK. For the moment, a number of the key economic indicators remain relatively positive – growth has returned, unemployment is low, and the bank is seeing little in the way of significant defaults among its customers. However, there is no doubt that the rising cost of living is making life difficult for many. It seems certain that inflation will continue to increase in the short term at least – especially as energy prices remain high. And we are yet to see the full impact that the end of government support schemes will have on the employment or housing markets. The uncertainty is not just COVID-19-related, with global, European and domestic political considerations also having an impact. The Bank of England’s response has been limited so far and while the market is anticipating a continued trajectory of rate rises over the next twelve months, the low interest rate environment is set to persist for some time to come. Building a purpose-led bank to champion potential We champion potential; breaking down barriers and building financial confidence so the 19 million people, families and businesses we serve in communities up and down the country can rebuild and thrive. Howard Davies Chairman NatWest Group plc – Annual Report on Form 20-F 4

‘The extensive support that the bank has provided to its customers, colleagues and communities throughout the pandemic was a key focus for the Board in 2021. We also spent a significant amount of time ensuring that the implementation of the bank’s strategy and transformation agenda was subject to rigorous oversight and scrutiny.’ Against that backdrop, NatWest Group delivered a strong financial performance in 2021, returning to profitability and writing-back some of our pandemic-related impairment provisions as the economic outlook improved. The bank’s share price also saw a sharp recovery throughout the year, increasing around 35% and outperforming our UK peers. As our economy recovers and is reshaped to reflect new and accelerating trends, we are focused on delivering sustainable growth by creating deeper relationships with our customers and giving them the support they need at every stage of their lives – whether that is buying a house, saving for retirement or setting up and growing their own business. The UK banking industry as a whole has held up well during the pandemic, remaining open for business and well capitalised. NatWest Group retains one of the strongest capital ratios among major European banks and we once again comfortably passed the Bank of England’s stress test in December 2021, further demonstrating the resilience of our balance sheet to future crises. This, combined with our continued capital generation, means our bank is well placed to support its customers, invest for growth and drive sustainable returns to shareholders. £3.8 billion shareholder distributions were announced for the financial year 2021, through buybacks – both directed and on-market – and dividends. We also announced that we would distribute at least £1 billion in dividends each year to 2023 as we continue to optimise our capital ratio. UK Government Investments (UKGI), which manages the government’s shareholding, announced three separate transactions during the course of 2021: the directed buyback by NatWest Group; an on-market placement of shares; and an ongoing trading plan. The government stake reduced from 62% at the start of 2021, to less than 53% by the end of the year. £3.8 billion (paid and proposed) shareholder distributions announced for 2021 Final dividend of 7.5p per share This was welcome progress. And we may take part in further directed buybacks at the next opportunity, subject to agreement from HM Treasury. Any transaction of this nature could take the government’s shareholding below 50% for the first time since the financial crisis. And while that would have little impact on our governance or operations, it would be an important symbolic moment for our bank. NatWest Group’s financial performance has also been reflected in the bonus pool for 2021, which has increased from the previous year, where a significant reduction was made to reflect our COVID-19-related losses. It is important to note, however, that the bonus pool is slightly down on pre-pandemic levels. It has been a period of relative stability in terms of Board composition, with no changes to our membership in 2021. As you would expect, we keep the composition, skills and experience of the Board under review, and over the next year or so we will need to recruit new members to cope with planned retirements. In the main, the Board continued to meet virtually throughout 2021. For 2022, we intend to adopt a hybrid calendar with some meetings being held virtually and some meetings in person, subject to relevant government guidelines. Our virtual meeting technology has served us well during the pandemic and we will continue to use it to support the efficient and effective running of the Board. The extensive support that the bank has provided to its customers, colleagues and communities throughout the pandemic was a key focus for the Board in 2021. We also spent a significant amount of time scrutinising the implementation of the bank’s strategy and transformation agenda as well as enhancing our oversight of the bank’s culture. The progress that Alison Rose and her strong and capable leadership team have delivered in the last two years has helped to ensure that NatWest Group is well placed to succeed and grow as the needs and expectations of our customers evolve. We are delivering on our purpose, underpinned by our strategic priorities, and as a result, generating long-term growth for our business, playing a positive role in our communities and driving sustainable returns to our shareholders. We know that by championing the potential of the 19 million people, families and businesses we serve, we will help them to thrive. And if they thrive, so will we. Howard Davies Chairman NatWest Group plc – Annual Report on Form 20-F 173 NatWest Group plc – Annual Report on Form 20-F 5 The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

Group Chief Executive’s review We champion potential, helping people, families, and businesses to thrive Our future and our growth are built on this one, clear purpose. It’s what drives us, defines us, and guides us. Because getting this right means success – for ourselves and for everyone we serve. Alison Rose Group Chief Executive Officer NatWest Group’s execution is centred around our purpose, driving sustainable growth through our strategic priorities. We are a relationship bank for a digital world, building ever deeper and closer connections with our customers throughout their financial lives, enabling people, families and businesses to thrive. As I look back on 2021, I’m filled with admiration for the resilience and adaptability that our colleagues and customers have demonstrated during the pandemic. Faced with unprecedented and constantly evolving challenges to the UK’s public health and economy, the collective response has been nothing short of extraordinary. As it has been throughout the pandemic, the health and well-being of our colleagues and customers continues to be our highest priority. In particular, for the key workers who have remained in our offices and branches to provide the level of service and support our customers have needed to rebuild and thrive. NatWest Group is the UK’s leading business bank. It is also a truly regional bank, serving 19 million customers throughout the UK. We are proud of the role we play and the relationships we already have across every part of the country. And we are well positioned to deepen these relationships and to help our customers, our economy and our bank to grow because of the actions we have taken in recent years. Thrive together In spite of the difficult economic environment and the pressure this continues to place on people, families and businesses up and down the country, the UK remains an attractive and entrepreneurial market, with small and medium-sized enterprises (SMEs) driving around half of UK turnover and employing 60% of the private sector workforce. It is also an increasingly competitive market, where banks have to maintain their relevance to earn their growth. As the economy starts to recover and grow, customers’ expectations of banks are changing faster than ever. So too is the way people live and work. Customers want a simple, NatWest Group plc – Annual Report on Form 20-F 6

Climate Learning Enterprise Supporting customers at every stage of their lives Simple to deal with Sharpened capital allocation Powered by innovation and partnerships These help us make a meaningful contribution to society while balancing the needs of our customers, colleagues and shareholders Our initial areas of focus We champion potential, helping people, families and businesses to thrive Our purpose Our strategy engaging experience, designed to anticipate particular needs and reflect their priorities, just as they have in other areas of their lives. When I first took up my role as Chief Executive, we committed to a purpose that guides all of our decision-making – we champion potential, helping people, families and businesses to thrive. We also set out clear areas of strategic focus to deliver on this purpose in order to drive sustainable returns for our shareholders and build sustainable value in our bank. We are executing well against these areas of focus, delivering growth in key areas while controlling costs, better allocating our capital and accelerating our digital transformation. As a relationship bank for a digital world, our focus now is on the opportunities we see for future growth. It is a simple principle: if our customers and economy thrive, so will we. Sustainable growth will come from ever closer and deeper relationships with our customers at every stage of their lives. Relationships that are based on insight and shared goals, delivering a simpler customer experience that removes complexity and frustration. Relationships that reflect customers’ values and aspirations for themselves and society. Relationships that start earlier in our customers’ lives and which adapt to meet their evolving needs. All of which will be enabled by the strategic partnerships and acquisitions we have made, and by our efforts to simplify how customers interact with our bank so they can enjoy an easier, frictionless banking experience. It will also be driven by a better allocation of our capital – with £3 billion being invested in the business across a three-year period from 2021 to 2023, in addition to the sustainable returns we are delivering to shareholders. NatWest Group plc – Annual Report on Form 20-F 7

Chief Executive’s review continued Delivering on our strategy Of course, we are building from strong foundations. Our operating profit for 2021 of £4.0 billion (£4.3 billion including operating profit from discounted operations(1)) increased from a loss of £481 million (£351 million loss including operating profit from discounted operations(1)) the year before. This included impairment releases of £1.3 billion, which reflected the low levels of realised losses we have seen across the year. At the same time, our digital transformation accelerated as our customers chose to interact with us in different ways. Around 60% of our retail current account holders now only interact with us digitally(1) and we have seen further strong growth in mobile payments and video banking. This digitalisation of customer journeys is crucial to our future growth, and our Net Promoter Scores are improving in key segments as a result. For example, our much-improved online process for renewing mortgages now takes as little as 10 minutes. We are also using our digital capabilities to keep our customers safe and to build their financial capabilities, with credit scoring now available in our app, dedicated support lines available for customers in vulnerable situations and more than 1 million customers growing their savings with us by £100 or more for the first time. Committed to embedding ESG principles and leading on climate action. (1) Go-forward group excludes Ulster Bank RoI. (2) Income excluding notable items. (3) Between 1 July 2021 and the end of 2025. (4) Go-forward group other operating expenses defined as total expenses excluding litigation and conduct costs. (1) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of Non-IFRS financial and performance measures. (2) Retail Banking current account customers only based as at 31 December 2021 – metric is 87% of our retail customer needs are now met digitally, with 60% of our customers banking entirely digitally. Only activity in the last quarter is considered. A purpose-led company with clear strategic priorities, strong market positions and capacity to grow. Supporting 19 million customers throughout the UK. Investing in our digital proposition to better serve customers and reduce cost. Underpinned by a robust balance sheet and an intelligent approach to risk. Focused on generating long-term sustainable value and a return on tangible equity of comfortably above 10% for the Group in 2023. Accelerating growth Provide an additional £100 billion of Climate and Sustainable Funding and Financing.(3) Simplification via digital and technology ~3% cost reduction per annum through to 2023.(1,4) Disciplined deployment of capital CET1 ratio of 13-14% by 2023, ~14% by the end of 2022. Long-term sustainable returns and distributions Intention to distribute a minimum of £1 billion in each of 2022 and 2023. Capital generative business enabling us to reinvest for growth and return excess to investors. Our investment case: delivering against our strategic priorities to help our customers to thrive and drive sustainable returns for shareholders As the UK’s leading business bank and a committed champion ses, especially those led by under-represented groups. During the pandemic, we pivoted this support for entrepreneurs to be delivered digitally, as we did with our ‘Dream Bigger’ programme which helps 16–18-year-old girls develop of start-ups, we are removing barriers to enterprise, tackling inequality and supporting growth by helping entrepreneurs achieve their ambitions. We offer the UK’s largest fully funded business accelerator network, with accelerator hubs across the country providing support for high-growth busines Income excluding notable items to be above £11.0 billion in 2022 in the Go-forward group.(1,2) NatWest Group plc – Annual Report on Form 20-F 8 We also continued to make progress against our other financial targets. Net loans to customers were £1.5 billion, or 0.4%, lower compared with 2020. The bank’s net lending – excluding government schemes – grew by £7.8 billion in 2021, primarily driven by growth in mortgages. Total operating expenses of £7,758 million were £100 million, or 1.3%, lower compared with 2020. We removed a further £256 million of costs (excluding litigation and conduct costs, operating lease depreciation and Ulster bank RoI direct costs) from the business and retain a capital ratio well above our target range.

transferable entrepreneurial skills. We also helped create the SME Transformation Taskforce to unlock the growth opportunity for the UK economy, identified in our ‘Springboard to Sustainable Recovery’ report. Turning to our own business, the capital restructuring of NatWest Markets has made substantial progress. It is simpler, less capital intensive and better able to create opportunities for our commercial customers by meeting their financing and risk management needs, and by providing access to global markets as well as leadership in high-growth areas, such as the green and sustainable bond markets. As a result, we are creating a new franchise called Commercial and Institutional by bringing together our Commercial Banking, NatWest Markets and RBS International businesses. The creation of this new franchise is a further step in removing complexity and becoming a simpler bank for customers to deal with. We continue to make good progress on our phased withdrawal from the Irish market, minimising job losses and protecting services while supporting our customers and colleagues to allow a smooth transition. During the year, we signed two agreements with Allied Irish Banks p.l.c. (AIB) and Permanent TSB p.l.c. (PTSB) which account for about 60% of the Ulster Bank loan book in the Republic of Ireland, including the transfer of colleagues, wholly or mainly supporting the relevant portfolios and 25 branch locations. These structural changes, along with our strong capital position and continued capital generation, mean that we are well placed to invest for growth, to provide the support our customers need as the economy recovers and to drive sustainable returns to shareholders, with £3.8 billion shareholder distributions announced for 2021 through dividends and buybacks. The bank’s financial performance in 2021 also included a fine following breaches of the Money Laundering Regulations 2007. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously. We deeply regret that we failed to adequately monitor one of our customers between 2012 and 2016 to prevent money laundering. And while the case has now come to an end, we continue to invest significant resources in the ongoing fight against financial crime and fraud. We are delivering our strategy through four strategic priorities, with the aim of driving long-term sustainable value and delivering on our 2023 targets, which we are now updating. In 2022, we expect to deliver income excluding notable items of above £11.0 billion in the Go-forward group(1,2). We are amending our cost reduction target to around 3% per annum for 2022 and 2023(2,3), reflecting higher inflation and our ongoing investment in the business. Nevertheless, we maintain a strong focus on continued cost discipline. We retain our 2023 CET1 ratio of 13–14%, and we have upgraded our return on tangible equity target in 2023 to comfortably above 10% for the Group. Tackling climate change One key area where our bank has a critical role to play is in helping to tackle climate change. It is the biggest challenge we face as a society, requiring collaboration and co-operation on a global scale, and NatWest Group was proud to sponsor the COP26 global climate conference which took place in Glasgow in October/November 2021. Our industry has a responsibility to drive and influence positive change. As such, NatWest Group is committed to getting its own house in order, bringing to an end the most harmful activity and providing the support, advice and products our customers need in order to accelerate the transition to a net-zero economy. We are one of the few banks to offer a Green Mortgage product, with £728 million of lending to retail customers since its launch in Q4 2020, and we established the Sustainable Homes and Buildings Coalition with British Gas, Worcester Bosch and Shelter to improve the energy efficiency of buildings in the UK. Working with the fintech company CoGo, we were also the first bank to introduce a carbon-tracking feature in our mobile banking app. And we are helping colleagues and customers to move to electric vehicles through a collaboration with Octopus Energy. Our Springboard to Sustainable Recovery report found that the transition to net zero can create a huge opportunity for SMEs. Close to 40% of our accelerator hubs are dedicated to supporting sustainable businesses to help our most innovative start-ups to take advantage of this opportunity. There is a clear societal responsibility here, but also an obvious commercial imperative in helping our customers to thrive as we transition to net zero. Building a culture to champion potential In seeking to make a positive contribution to the communities we serve, we are also building an open, inclusive and progressive place to work, breaking down barriers for our customers and for our colleagues. We are a learning organisation and our culture is critical to our future success. We have worked with our colleagues as well as with our customers, suppliers and communities to create a new set of values that reflect the organisation we are today. Values that match the ambition, optimism and energy our purpose has given us, and that we can all believe in. This builds on the progress we have made in recent years as we consider the needs of all our colleagues and stakeholders. In 2021, we launched our global Talent Academy to help identify and develop colleague potential, with almost 4,000 accepted onto the programme. We also offered mental health workshops for our line managers and our 1,300 Wellbeing Champions, as well as seeing strong take up of our virtual GP and physiotherapy offers. (1) Income excluding notable items. (2) Go-forward group excludes Ulster Bank RoI. (3) Go-forward group other operating expenses defined as total of expenses less litigation and conduct NatWest Group plc – Annual Report on Form 20-F 9

Chief Executive’s review continued Alison Rose talks about the legacy of COP26 and NatWest Group’s continued commitment to help reach the 2015 Paris Agreement goals. Climate change in conversation What did it mean for NatWest Group to be a principal partner of COP26? Firstly, it was a huge honour. As one of the UK’s biggest banks – and indeed the biggest for business – we have both the ability and the responsibility to take a major role in the fight against climate change. We wanted to achieve two things at the conference: to demonstrate how we can support our customers; and to ensure that we play a leading role in the global coalition of financial services organisations tackling climate change. We know the financial sector is a key enabler in the drive towards net-zero emissions, so we invited our customers to COP26 and held events that explained the huge opportunity that climate change can bring to businesses. We formed alliances to help customers ‘green’ their homes, and collaborated with organisations such as CoGo to help our customers understand their carbon footprint. In this sense, we saw the conference as an incredible chance to showcase and develop the practical support we can offer our retail and business customers to lower their emissions. With regard to collaborative action, we signed up to the UK Government’s joint declaration on accelerating the transition to 100% zero emission vehicles, as well as announcing that we will be one of 27 new members of the Powering Past Coal Alliance, to accelerate the global transition from coal. This follows on from our role as a founding member of the Net Zero Banking Alliance and becoming part of the new coalition of the Glasgow Financial Alliance for Net Zero (GFANZ). Outside the bank, we launched our ‘CareerSense’ programme, providing more than 8,200 young people with free access to tools that will develop critical skills and support their employability prospects. We were also recognised by the ‘Good Business Pays’ campaign for our commitment to paying our suppliers the day after receiving an invoice, in line with the Supplier Charter which we introduced in 2020. In our top three layers globally, 38% of roles are currently filled by female colleagues, a 9% increase since we first introduced our target to have a full gender balance in these roles by 2030, but a 1% decrease from 31 December 2020. We know we have more to do and we continue to focus on the recruitment, retention and advancement of women to meet our 2030 target. In 2020, we launched the Racial Equality Taskforce to listen, learn and better understand the barriers faced by colleagues, customers and communities from Black, Asian and Minority Ethnic backgrounds. Of those who disclose their ethnicity, we have an aggregate of 11% Black, Asian and Minority Ethnic colleagues in our top four layers in the UK; a 3% increase since our 14% target was first introduced in 2018. Living up to our purpose Over the coming years, we will create a closer and deeper relationship with the people, families and businesses that we serve throughout the UK. From teenagers to retirees, from newlyweds to new homeowners and from start-ups to the largest multinationals, we will understand them better, provide more value to them and help them to thrive. By playing such a central role throughout the lives of our customers, by taking action on the issues they care about and by retaining their business as their needs and aspirations change, our bank will go from strength to strength. More than that, it will make a meaningful contribution to our society, helping to grow and transition our economy as we move towards net zero, sustainably growing our business by living up to our purpose. Alison Rose Group Chief Executive Officer NatWest Group plc – Annual Report on Form 20-F 10 The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

You mention the financial sector is a key enabler, how can banking make a difference? Banks have a vital role to play – by providing customers with access to the necessary finance, expertise and products, there is the chance to drive real, positive change. Importantly, I believe this is not only good for the planet, but good for business too. Our ‘Springboard to Sustainable Recovery’ report clearly highlights this. The report shows that small and medium- sized enterprises (SMEs) can deliver a significant amount of the UK’s abatement targets, if they get the right support. And this, we believe, is a huge opportunity for businesses. Demand for the financing to make this happen is already significant. In 2020, we set out to provide £20 billion of Climate and Sustainable Funding and Financing over two years. I am delighted that we met this initial target in under 18 months, so in October 2021 we committed to an ambitious new goal of providing an additional £100 billion of Climate and Sustainable Funding and Financing between 1 July 2021 and the end of 2025. Education and guidance are also key, which is why we worked with fintech company CoGo in 2021 to introduce a carbon-tracking feature in our mobile banking app helping retail customers reduce the climate impact of their spending. We are also working on similar pilot schemes for our business customers. What do you think will be the biggest legacies of COP26? I think history will judge COP26 as the point when serious, collective climate action began across all industries and all countries. In particular, it showed the private sector starting to act together and at scale: putting their own houses in order; taking action on deforestation and biodiversity loss; and focusing on the opportunities of the transition to net zero. Most of all though, as 100,000 activists walked the streets of Glasgow, it felt like a rallying call to embed climate in all our decisions. Time will tell, but I hope that COP26 will be remembered as the moment where climate change truly became a global priority. NatWest Group plc – Annual Report on Form 20-F 11 Read more about our Climate-related disclosures on pages 64 to 71 of this document.

Our purpose framework A relationship bank for a digital world We champion potential, helping people, families and businesses to thrive We are guided by our purpose Delivering long-term sustainable value and attractive returns, now and for the next generation Focused on growth, underpinned by our values and an intelligent approach to risk: We are informed by the needs of our stakeholders Customers Colleagues Regulators We have four strategic priorities… …creating a positive impact through our areas of focus Climate Enterprise Learning Supporting customers at every stage of their lives Communities Investors Suppliers Simple to deal with Sharpened capital allocation Powered by innovation and partnerships NatWest Group plc – Annual Report on Form 20-F 12 Read more on page 13 of this document. Read more on pages 14-17 and 54-63 of this document. Read more on pages 18-19 of this document. Read more on pages 30-31 of this document.

Our purpose NatWest Group champions potential, helping people, families and businesses to thrive. Because when they thrive, so do we. Our purpose guides and underpins everything we do. It enables us to build long-term value, to invest for growth, to make a positive contribution to society and to drive sustainable returns for shareholders. Our stakeholders We aim to balance the different interests of our stakeholders – customers, investors, colleagues, communities, regulators and suppliers – in all our decision-making, especially when there are difficult choices to be made. We also recognise the need for transparency and openness, regularly engaging and seeking the views of our stakeholders. Our blueprint for better business Our strategy We are a relationship bank for a digital world. Our strategy for growth delivers on our purpose and drives sustainable returns to shareholders through four strategic priorities: we will support our customers at every stage of their lives; we will be powered by innovation and partnerships as we accelerate our digital transformation; we will be simple to deal with; and we will allocate our capital in a way that delivers for customers and shareholders. Our values Our values are at the heart of how we deliver our purpose-led strategy. In 2021, responding to feedback from stakeholders, we engaged with colleagues, customers and communities to re-envision a modernised set of values that fully align with our strategic priorities. These collaborative and evolved values will be launched in 2022 and will form an integral part of our cultural identity. Our positive impact We recognise the huge responsibilities that our role brings – from supporting the day-to-day financial needs of 19 million customers, to the positive impacts we can have on the environment and wider society. We have identified three focus areas where we can make a meaningful contribution and build long-term value in our business: Climate We have made addressing the climate challenge and supporting our customers in their transition to net zero a key strategic priority. Enterprise We are committed to removing barriers to enterprise and providing businesses in the UK the support they need to grow. Learning We are helping people to take control of their finances, to make the most of their money, safely and securely – now and in the future. Our robust balance sheet, strong capital position and capital generative businesses mean we are well placed to support our customers and invest for growth, as well as driving sustainable returns to shareholders and creating long-term value for all our stakeholders. Honest and fair with customers and suppliers A responsible and responsive employer A good citizen A guardian for future generations Our purpose: Deliver long-term sustainable performance by championing potential, helping people, families and businesses to thrive NatWest Group plc – Annual Report on Form 20-F 13

Our stakeholders Stakeholder engagement Our business is made up of a network of relationships. Listening, engaging and partnering with stakeholders helps us to address our business impacts and improve outcomes for customers, society and the environment. Below, we highlight who our key stakeholders are and some examples of how we collaborate with them to create value. How we engaged What we discussed Outcome of engagements Challenges we faced Customers – the people and businesses we serve (*) Within the scope of EY assurance. Refer to page 78 – Face to face with retail customers via branches, mobile branches and with our community bankers. Also, through our video banking, telephony and secure messaging services. – Customer surveys including Net Promoter Scores (NPS), syndicated surveys, focus groups and listening sessions. – Complaints. – With businesses, through Bankline for our business and commercial customers; our Accelerator, Business Builder and Digital Boost programmes; and our Banking on Business Surveys, polls and discussions. – We support customers with their financial wellbeing, goals and plans, our products and services, and with advice on how to avoid fraud and scams. – Customer experience and satisfaction, climate change (including COP26), problem debt and financial distress, our youth proposition, and building thriving local communities. – Examples included service quality, and processes such as fraud blocking and customer due diligence. – COVID-19, Brexit, support for small and medium-sized enterprises (SMEs), removing barriers to enterprise, UK Government’s Levelling Up agenda, transition to a net- zero economy. – In 2021 we delivered 6.1 million(*) financial capability interactions and helped 470,813(*) additional customers start to save. We helped 111,895 people to identify scams and know where to go to get help in 2021. – In terms of customer advocacy in 2021, NPS for Retail Banking improved by six points for NatWest and seven points for Royal Bank of Scotland. In Commercial Banking, NatWest maintained a leading score in the market while Royal Bank of Scotland is one of the leading brands – refer to page 56 for full details. – Complaints provided us with the opportunity to improve our journeys for customers and enhance colleague capability. – Our Digital Boost collaboration has supported SME recovery and helped drive inclusive economic growth. We have committed to support Digital Boost to offer expertise to 500,000 women and 200,000 people from ethnically diverse backgrounds. Several customers reached out to us expressing their dissatisfaction at the closure of their local branch. The way people bank with us has changed dramatically in recent years, with an increased demand for mobile and online services as customers benefit from a faster and easier way to bank. However, we still have more than 800 branches open and 16,000 physical points of presence including our ATM network and our relationship with the Post Office. Closing a branch is a decision we take very seriously – we know it can affect people who are less confident with the alternatives we offer. We will strive to guide those customers through the changes and find the best way to serve them from now on. – Customer engagement programme for non-executive directors. – Customer feedback videos. – Customer experience and how our customers think about us. – Changing customer behaviours and product feedback. – Non-executive directors were able to observe customer-facing colleagues in action and to hear customer feedback as part of a focus group or customer listening surgery. – Feedback videos were shown to NatWest Group Board as part of the annual Board strategy session and provided useful insights to help inform Board discussions. Colleagues – the people who deliver our purpose – Our View opinion survey. – Wellbeing Champions, Inclusion Champions, Our Colleague Experience Squad and employee-led networks. – Team meetings, town halls and all-colleague webinars. – Junior Management Team (JMT). – Our View asks for colleague opinion on topics such as purpose, wellbeing, inclusion, leadership and reward. – Our colleague representative groups are passionate about advancing topics that influence our culture, such as wellbeing; new ways of working; diversity, equity and inclusion; colleague capability; and remuneration. – Several of the above topics, plus our sustainability aims. – The JMT mirrored the size and shape of the executive leadership team, and supported several strategic goals. – Our View September 2021 survey results showed that overall colleague sentiment remains strong, despite the impact of the pandemic. – Our c.1,300 Wellbeing Champions supported and amplified our wellbeing strategy, signposting colleagues to the right resources at the right time. We continued to support our c.24,000 participant employee-led networks, who empowered colleagues and helped to create an inclusive workplace. – In 2021, we transformed our approach to mandatory diversity, equity and inclusion learning. With help from some of our c.1,500 Inclusion Champions, we created an e-Learning module featuring videos focusing on lived experiences of colleagues. – The JMT created Mystery Meetups – an initiative that encourages connections across NatWest Group, promoting wellbeing and a one-bank mentality. Over 46,700 colleagues (81%) participated in our September 2021 Our View survey. Despite colleague sentiment on culture, purpose, inclusion and building capability remaining strong, scores in the reward category have declined since 2020, but remain aligned with the Global Financial Services Norm (GFSN) in all but one question. We will seek to address this, subject to performance, in 2022. Across all 15 measured categories, NatWest Group is an average of 11 percentage points above the GFSN and five percentage points above the Global High Performance Norm (GHPN). – Colleague Advisory Panel. – Board and Group Sustainable Banking Committee (SBC) talent sessions with potential Group Executive Committee (ExCo) successors. – Wellbeing, remuneration (including executives and the wider workforce), climate, retail banking strategy, sustainability and purpose. – Board: customer behaviour and purpose, sustainability and climate. – SBC: how we can continue to support, build relationships, and grow within the communities we serve. – The Colleague Advisory Panel continued to provide an important two-way communication channel between the Board and colleagues on key topics of interest. – Executive talent sessions helped our non-executive directors get to know potential future leaders, through focused debates on strategic topics. NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 14

How we engaged What we discussed Outcome of engagements Challenges we faced Customers – the people and businesses we serve – Face to face with retail customers via branches, mobile branches and with our community bankers. Also, through our video banking, telephony and secure messaging services. – Customer surveys including Net Promoter Scores (NPS), syndicated surveys, focus groups and listening sessions. – Complaints. – With businesses, through Bankline for our business and commercial customers; our Accelerator, Business Builder and Digital Boost programmes; and our Banking on Business Surveys, polls and discussions. – We support customers with their financial wellbeing, goals and plans, our products and services, and with advice on how to avoid fraud and scams. – Customer experience and satisfaction, climate change (including COP26), problem debt and financial distress, our youth proposition, and building thriving local communities. – Examples included service quality, and processes such as fraud blocking and customer due diligence. – COVID-19, Brexit, support for small and medium-sized enterprises (SMEs), removing barriers to enterprise, UK Government’s Levelling Up agenda, transition to a net- zero economy. – In terms of customer advocacy in 2021, NPS for Retail Banking improved by six – Complaints provided us with the opportunity to improve our journeys for customers and enhance colleague capability. – Our Digital Boost collaboration has supported SME recovery and helped drive inclusive economic growth. We have committed to support Digital Boost to offer expertise to 500,000 women and 200,000 people from ethnically diverse backgrounds. Several customers reached out to us expressing their dissatisfaction at the closure of their local branch. The way people bank with us has changed dramatically in recent years, with an increased demand for mobile and online services as customers benefit from a faster and easier way to bank. However, we still have more than 800 branches open and 16,000 physical points of presence including our ATM network and our relationship with the Post Office. Closing a branch is a decision we take very seriously – we know it can affect people who are less confident with the alternatives we offer. We will strive to guide those customers through the changes and find the best way to serve them from now on. – Customer engagement programme for non-executive directors. – Customer feedback videos. – Customer experience and how our customers think about us. – Changing customer behaviours and product feedback. – Non-executive directors were able to observe customer-facing colleagues in action and to hear customer feedback as part of a focus group or customer listening surgery. – Feedback videos were shown to NatWest Group Board as part of the annual Board strategy session and provided useful insights to help inform Board discussions. Colleagues – the people who deliver our purpose – Our View opinion survey. – Wellbeing Champions, Inclusion Champions, Our Colleague Experience Squad and employee-led networks. – Team meetings, town halls and all-colleague webinars. – Junior Management Team (JMT). – Our View asks for colleague opinion on topics such as purpose, wellbeing, inclusion, leadership and reward. – Our colleague representative groups are passionate about advancing topics that influence our culture, such as wellbeing; new ways of working; diversity, equity and inclusion; colleague capability; and remuneration. – Several of the above topics, plus our sustainability aims. – The JMT mirrored the size and shape of the executive leadership team, and supported several strategic goals. – Our View September 2021 survey results showed that overall colleague sentiment remains strong, despite the impact of the pandemic. – Our c.1,300 Wellbeing Champions supported and amplified our wellbeing strategy, signposting colleagues to the right resources at the right time. We continued to support our c.24,000 participant employee-led networks, who empowered colleagues and helped to create an inclusive workplace. – In 2021, we transformed our approach to mandatory diversity, equity and inclusion learning. With help from some of our c.1,500 Inclusion Champions, we created an e-Learning module featuring videos focusing on lived experiences of colleagues. – The JMT created Mystery Meetups – an initiative that encourages connections across NatWest Group, promoting wellbeing and a one-bank mentality. Over 46,700 colleagues (81%) participated in our September 2021 Our View survey. Despite colleague sentiment on culture, purpose, inclusion and building capability remaining strong, scores in the reward category have declined since 2020, but remain aligned with the Global Financial Services Norm (GFSN) in all but one question. We will seek to address this, subject to performance, in 2022. Across all 15 measured categories, NatWest Group is an average of 11 percentage points above the GFSN and five percentage points above the Global High Performance Norm (GHPN). – Colleague Advisory Panel. – Board and Group Sustainable Banking Committee (SBC) talent sessions with potential Group Executive Committee (ExCo) successors. – Wellbeing, remuneration (including executives and the wider workforce), climate, retail banking strategy, sustainability and purpose. – Board: customer behaviour and purpose, sustainability and climate. – SBC: how we can continue to support, build relationships, and grow within the communities we serve. – The Colleague Advisory Panel continued to provide an important two-way communication channel between the Board and colleagues on key topics of interest. – Executive talent sessions helped our non-executive directors get to know potential future leaders, through focused debates on strategic topics. Key ESG topics for our stakeholders In 2021 we carried out an Environmental, Social and Governance (ESG) materiality assessment, involving a programme of stakeholder engagement to deepen our understanding of the ESG topics that matter most to them. The findings guide our reporting and decision-making, ensuring we remain focused on the right issues. While we have identified climate, enterprise and learning as the three focus areas of our purpose where we can make a meaningful contribution, our 2021 assessment confirmed that our stakeholders believe there are many other important ESG topics for NatWest Group to consider, particularly those related to our core business responsibilities. Read more about our ESG materiality assessment, including our methodology, in our 2021 Environmental, Social and Governance Supplement. How we engage across the company How we engage at Board level NatWest Group plc – Annual Report on Form 20-F 15 – In 2021 we delivered 6.1 million financial capability interactions and helped 470,813 additional customers start to save. We helped 111,895 people to identify scams and know where to go to get help in 2021. For further information on how stakeholder considerations influenced the Board’s discussions and decision-making, refer to our section 172(1) statement on pages 52 to 53 of this document, and our Corporate governance report on page 86 of this document. points for NatWest and seven points for Royal Bank of Scotland. In Commercial Banking, NatWest maintained a leading score in the market while Royal Bank of Scotland is one of the leading brands – refer to page 56 of this document for full details.

Our stakeholders continued How we engaged What we discussed Outcome of engagements Challenges we faced Communities – the places where we have an impact (*) Within the scope of EY assurance. Refer to page 78 – We continued to engage with our charity relationships, supporting them through Payroll Giving, colleague fundraising and volunteering, and disaster and emergency appeals. – We supported young people through the delivery of our MoneySense and CareerSense programmes. – NGOs, academia and think tanks. – We discussed raising awareness of charitable donations, and enabling employee volunteering and fundraising opportunities through our Do Good Feel Good campaign. – MoneySense gave financial advice to young people while our CareerSense programme provided critical employability skills – especially to those from underprivileged backgrounds. – We discussed several climate-related topics, such as our lending policies, Paris Alignment, biodiversity and COP26. – Our direct community investment in 2021 amounted to £7,266,818(*). Across all of our fundraising and volunteering programmes, our colleagues have given £3,543,533 and 43,003 worktime volunteering hours. – MoneySense has helped 10 million young people learn about money since it was launched in 1994, and is currently supported by over 6000 active volunteer colleagues. CareerSense has seen 8,200 pupil registrations since its launch in June 2021. – We sponsored COP26, published our first Nature and Biodiversity Statement, and signed up to the Net Zero Banking Alliance and other commitments. During 2021, the COVID-19 pandemic resulted in NatWest Group temporarily closing two popular volunteering programmes – MoneySense for Schools and The Conservation Volunteers (TCV). MoneySense for Schools remained closed throughout 2021, though online resources were still available. However, due to the TCV programme being delivered outdoors, in June we were once again able to offer colleagues the chance to do their bit to help nature and biodiversity to thrive. – The Chairman, Group CEO, Group CFO and selected non-executive directors attended the COP26 Climate Summit along with members of the executive team. – Progress against our climate ambitions, goals and targets. – Regulatory and investor expectations in relation to climate. – Non-executive directors and the executive team spent time talking with customers, colleagues and industry peers at a range of climate-focused events. Suppliers – where we source our goods and services – Regular review meetings with key suppliers. – Policy due diligence activity. – Audit reviews. – Environmental and ethical sustainability. – Prompt payment. – Risk management. – In collaboration with key stakeholders, we completed the first review of our Supplier Charter, which sets out our aims and expectations in several key areas. – We worked with EcoVadis – a leading organisation providing third-party evidence-based assessments of sustainability performance – to measure our own performance and that of our suppliers against the charter, enabling us to identify social, environmental and ethical improvements. Where suppliers that underwent the EcoVadis assessment performed below the global average, we know there is more we can do to engage and support them in improving their performance on key sustainability topics. To achieve this, we have put in place a strategy for 2022 that aims to enable our suppliers to improve and help us cultivate a more responsible value chain. – Business reviews (regular Board reports) – Regular updates on key supplier and partnership relationships and initiatives being undertaken with them. – Business review updates provided the Board with visibility on key supplier activity and how this supported our purpose, strategy, financial performance and climate ambitions. Investors – providers of the capital and funding that supports our business activities – Investor spotlight sessions, presentations at industry conferences and meetings with our senior management. – These presentations provided a deep dive into key areas of the business, progress to date and future priorities. – Institutional investors and research analysts gained a deeper understanding of our business and were able to ask questions of the wider management team. COVID-19 restrictions presented a challenge for the 2021 AGM. As a solution to investors being unable to attend the AGM, we held a virtual shareholder event one week prior to the AGM. Investors had the opportunity to hear from Board members and ask questions prior to voting on the AGM resolutions. Answers and a recording of the event were made available on our website. Holding the event demonstrated that engagement with investors is a priority for the Board. – The Chairman, Group CEO, and Group CFO took part in a programme of engagement through quarterly results presentations and 1-1 meetings with our largest investors. – The Chairman, Group CEO, and other non-executive directors represented the Board at three virtual shareholder events with private shareholders. – The Chairman and a number of non-executive directors hosted a corporate governance forum for investors. – Progress against strategic priorities, financial performance, capital return policy, environmental, social and governance topics, regulation and the macroeconomic environment. – As above, plus a discussion around dividends and share price performance, supporting enterprise and tackling climate change. – Board succession planning, diversity and inclusion, key areas of Board focus, ‘Say on Climate’ resolutions. – The Chairman, Group CEO and Group CFO have an open dialogue with institutional investors, updating investors on progress and keeping the Board informed about their views and priorities throughout the year. – Private shareholders also had the opportunity to raise any concerns directly with Board members at our virtual shareholder events. – Investors received an update on key corporate governance topics and the Board heard their views on evolving practice for Say on Climate resolutions. – We engaged in several regulatory consultations. – Alternative risk-free reference rates (to replace LIBOR). – Credit risk. – Cybersecurity. – Historical conduct issues. – Access to cash. – COVID-19 support measures and recovery. – Environmental, Social and Governance issues. – We sent bilateral responses to material consultations or other requests for comment/input issued by various government, regulatory and standard setting bodies during 2021. – We engaged with regulators during the policy proposal phase on several occasions to help inform priorities – examples included the independent review of ring-fencing and proprietary trading and the FCA’s proposals for a new consumer duty. In December 2021, NatWest Bank Plc was fined £264.8 million by the FCA for three breaches of the Money Laundering Regulations 2007. We deeply regret that we failed to adequately monitor one of our customers between 2012 and 2016 for the purpose of preventing money laundering. We cooperated fully with the FCA’s investigation. As part of its ongoing programme of investment in its people, processes and technology, NatWest Group’s financial plans already include over £1 billion to further strengthen financial crime controls over the next five years. – Prudential Regulation Authority (PRA) attendance at July 2021 Board meeting. – Non-executive directors engaged with regulators through continuous assessment and proactive engagement meetings. – PRA periodic summary meeting (PSM) outputs. – Topics included strategy, financial performance, capital distributions, Board and Committee priorities, Board effectiveness, governance, risk and control environment, financial crime and ring-fenced bank independence. – The Board were able to hear directly from the PRA on the key messages in the PRA’s PSM letter, including regulator expectations for key areas of Board focus. – Engagement meetings allowed the directors to understand the regulators’ key areas of interest and provide them with direct feedback on those topics. Regulators – that we comply with in various jurisdictions NatWest Group plc – Annual Report on Form 20-F 16

How we engaged What we discussed Outcome of engagements Challenges we faced Communities – the places where we have an impact – We continued to engage with our charity relationships, supporting them through Payroll Giving, colleague fundraising and volunteering, and disaster and emergency appeals. – We supported young people through the delivery of our MoneySense and CareerSense programmes. – NGOs, academia and think tanks. – We discussed raising awareness of charitable donations, and enabling employee volunteering and fundraising opportunities through our Do Good Feel Good campaign. – MoneySense gave financial advice to young people while our CareerSense programme provided critical employability skills – especially to those from underprivileged backgrounds. – We discussed several climate-related topics, such as our lending policies, Paris Alignment, biodiversity and COP26. – MoneySense has helped 10 million young people learn about money since it was launched in 1994, and is currently supported by over 6000 active volunteer colleagues. CareerSense has seen 8,200 pupil registrations since its launch in June 2021. – We sponsored COP26, published our first Nature and Biodiversity Statement, and signed up to the Net Zero Banking Alliance and other commitments. During 2021, the COVID-19 pandemic resulted in NatWest Group temporarily closing two popular volunteering programmes – MoneySense for Schools and The Conservation Volunteers (TCV). MoneySense for Schools remained closed throughout 2021, though online resources were still available. However, due to the TCV programme being delivered outdoors, in June we were once again able to offer colleagues the chance to do their bit to help nature and biodiversity to thrive. – The Chairman, Group CEO, Group CFO and selected non-executive directors attended the COP26 Climate Summit along with members of the executive team. – Progress against our climate ambitions, goals and targets. – Regulatory and investor expectations in relation to climate. – Non-executive directors and the executive team spent time talking with customers, colleagues and industry peers at a range of climate-focused events. Suppliers – where we source our goods and services – Regular review meetings with key suppliers. – Policy due diligence activity. – Audit reviews. – Environmental and ethical sustainability. – Prompt payment. – Risk management. – In collaboration with key stakeholders, we completed the first review of our Supplier Charter, which sets out our aims and expectations in several key areas. – We worked with EcoVadis – a leading organisation providing third-party evidence-based assessments of sustainability performance – to measure our own performance and that of our suppliers against the charter, enabling us to identify social, environmental and ethical improvements. Where suppliers that underwent the EcoVadis assessment performed below the global average, we know there is more we can do to engage and support them in improving their performance on key sustainability topics. To achieve this, we have put in place a strategy for 2022 that aims to enable our suppliers to improve and help us cultivate a more responsible value chain. – Business reviews (regular Board reports) – Regular updates on key supplier and partnership relationships and initiatives being undertaken with them. – Business review updates provided the Board with visibility on key supplier activity and how this supported our purpose, strategy, financial performance and climate ambitions. Investors – providers of the capital and funding that supports our business activities – Investor spotlight sessions, presentations at industry conferences and meetings with our senior management. – These presentations provided a deep dive into key areas – Institutional investors and research analysts gained a deeper understanding of our business and were able to ask questions of the wider management team. COVID-19 restrictions presented a challenge for the 2021 AGM. As a solution to investors being unable to attend the AGM, we held a virtual shareholder event one week prior to the AGM. Investors had the opportunity to hear from Board members and ask questions prior to voting on the AGM resolutions. Answers and a recording of the event were made available on our website. Holding the event demonstrated that engagement with investors is a priority for the Board. – The Chairman, Group CEO, and Group CFO took part in a programme of engagement through quarterly results presentations and 1-1 meetings with our largest investors. – The Chairman, Group CEO, and other non-executive directors represented the Board at three virtual shareholder events with private shareholders. – The Chairman and a number of non-executive directors hosted a corporate governance forum for investors. – Progress against strategic priorities, financial performance, capital return policy, environmental, social and governance topics, regulation and the macroeconomic environment. – As above, plus a discussion around dividends and share price performance, supporting enterprise and tackling climate change. – Board succession planning, diversity and inclusion, key areas of Board focus, ‘Say on Climate’ resolutions. – The Chairman, Group CEO and Group CFO have an open dialogue with institutional investors, updating investors on progress and keeping the Board informed about their views and priorities throughout the year. – Private shareholders also had the opportunity to raise any concerns directly with Board members at our virtual shareholder events. – Investors received an update on key corporate governance topics and the Board heard their views on evolving practice for Say on Climate resolutions. Regulators – who we seek to comply with – We engaged in several regulatory consultations. – Alternative risk-free reference rates (to replace LIBOR). – Credit risk. – Cybersecurity. – Historical conduct issues. – Access to cash. – COVID-19 support measures and recovery. – Environmental, Social and Governance issues. – We sent bilateral responses to material consultations or other requests for comment/input issued by various government, regulatory and standard setting bodies during 2021. – We engaged with regulators during the policy proposal phase on several occasions to help inform priorities – examples included the independent review of ring-fencing and proprietary trading and the FCA’s proposals for a new consumer duty. In December 2021, NatWest Bank Plc was fined £264.8 million by the FCA for three breaches of the Money Laundering Regulations 2007. We deeply regret that we failed to adequately monitor one of our customers between 2012 and 2016 for the purpose of preventing money laundering. We cooperated fully with the FCA’s investigation. As part of its ongoing programme of investment in its people, processes and technology, NatWest Group’s financial plans already include over £1 billion to further strengthen financial crime controls over the next five years. – Prudential Regulation Authority (PRA) attendance at July 2021 Board meeting. – Non-executive directors engaged with regulators through continuous assessment and proactive engagement meetings. – PRA periodic summary meeting (PSM) outputs. – Topics included strategy, financial performance, capital – The Board were able to hear directly from the PRA on the key messages in the PRA’s PSM letter, including regulator expectations for key areas of Board focus. – Engagement meetings allowed the directors to understand the regulators’ key areas of interest and provide them with direct feedback on those topics. of the business, progress to date and future priorities. NatWest Group plc – Annual Report on Form 20-F 17 – Our direct community investment in 2021 amounted to £7,266,818. Across all of our fundraising and volunteering programmes, our colleagues have given £3,543,533 and 43,003 worktime volunteering hours.

Our strategy A strategy to deliver our purpose, driving sustainable returns Supporting customers at every stage of their lives Powered by innovation and partnerships Simple to deal with Sharpened capital allocation – We acquired fintech company RoosterMoney, whose pocket money app aims to build money confidence and financial capability from an early age. – We delivered £2.2 billion of gross lending to small and medium-sized businesses in 2021 and processed 1 in 4 UK payments. – In Retail Banking, we have completed £728 – We made it easier for our customers to understand their financial health, by providing c.1 million financial health checks during 2021. – Around £3 billion in investment continues to be made (over 2021–2023), of which c.80% relates to digital and technology programmes. – As the first major bank to join forces with a renewable energy supplier through our collaboration with Octopus Energy, we offer our retail, business and wealth customers a tailored package that improves the cost and efficiency of owning and running an electric vehicle. – Collaborating with the fintech firm CoGo, we were the first bank to introduce a carbon- tracking feature in our mobile banking app. – We established the Sustainable Homes and Buildings Coalition with British Gas, Worcester Bosch and Shelter to improve the energy efficiency of buildings in the UK. – 87% of our retail customer needs are now met digitally, with 60% of our customers banking exclusively digitally.(1) – There were 10,200 video banker conversations per week in 2021 across Retail Banking, compared with 3,300 per week in 2020. – In 2021, Cora, our AI virtual assistant, handled 10.7 million Retail Banking conversations, up 27% on the previous year. – Following our investments to improve customer journeys, 70% of digitalised new account openings in Retail Banking were completed without human intervention in 2021; this compares with 45% in 2020. – The NatWest Markets’ refocus has made substantial progress in 2021; risk-weighted assets reduced from £38 billion in 2019 to £24 billion in 2021. – We have made good progress on our phased withdrawal from the Republic of Ireland and expect the majority of the Allied Irish Banks p.l.c. (AIB) and Permanent TSB p.l.c. (PTSB) asset sales to be largely complete by the end of 2022 and deposits to reduce over a longer timescale. – £3.8 billion shareholder distributions were announced for the financial year 2021. – We completed £17.5 billion in Climate and Sustainable Funding and Financing in 2021, including £8.1 billion contribution towards our £100 billion target.(2) Outcomes We are more relevant to our customers by building deeper relationships and evolving our propositions to meet more of their needs throughout their lives. Through technology and digital expertise, we deliver an excellent customer experience by harnessing our internal knowledge and experience of partnering with leading external organisations around the world. By being simple to deal with we improve both customer experiences and colleague engagement. We focus on great customer service technology and improving customer journeys. Effective deployment of capital and efficient portfolio discipline helps manage risk and drives sustainable returns. Our execution is centred around our purpose, driving sustainable growth through our strategic priorities. We are a relationship bank for a digital world, building ever-deeper and closer connections with our customers throughout their financial lives, enabling people, families and businesses to thrive. million of Green Mortgages since their launch in Q4 2020, rewarding customers for choosing an energy efficient home. NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 18

Supporting customers at every stage of their lives Powered by innovation and partnerships Simple to deal with Sharpened capital allocation – We acquired fintech company RoosterMoney, whose pocket money app aims to build money confidence and financial capability from an early age. – We delivered £2.2 billion of gross lending to small and medium-sized businesses in 2021 and processed 1 in 4 UK payments. – In Retail Banking, we have completed £728 million of Green Mortgages since their launch in Q4 2020, rewarding customers for choosing an energy efficient home. – We made it easier for our customers to understand their financial health, by providing c.1 million financial health checks during 2021. – Around £3 billion in investment continues to be made (over 2021–2023), of which c.80% relates to digital and technology programmes. – As the first major bank to join forces with a renewable energy supplier through our collaboration with Octopus Energy, we offer our retail, business and wealth customers a tailored package that improves the cost and efficiency of owning and running an electric vehicle. – Collaborating with the fintech firm CoGo, we were the first bank to introduce a carbon- tracking feature in our mobile banking app. – We established the Sustainable Homes and Buildings Coalition with British Gas, Worcester Bosch and Shelter to improve the energy efficiency of buildings in the UK. – 87% of our retail customer needs are now met digitally, with 60% of our customers banking exclusively digitally.(1) – There were 10,200 video banker conversations per week in 2021 across Retail Banking, compared with 3,300 per week in 2020. – In 2021, Cora, our AI virtual assistant, handled 10.7 million Retail Banking conversations, up 27% on the previous year. – Following our investments to improve customer journeys, 70% of digitalised new account openings in Retail Banking were completed without human intervention in 2021; this compares with 45% in 2020. – The NatWest Markets’ refocus has made substantial progress in 2021; risk-weighted assets reduced from £38 billion in 2019 to £24 billion in 2021. – We have made good progress on our phased withdrawal from the Republic of Ireland and expect the majority of the Allied Irish Banks p.l.c. (AIB) and Permanent TSB p.l.c. (PTSB) asset sales to be largely complete by the end of 2022 and deposits to reduce over a longer timescale. – £3.8 billion shareholder distributions were announced for the financial year 2021. – We completed £17.5 billion in Climate and Sustainable Funding and Financing in 2021, including £8.1 billion contribution towards our £100 billion target.(2) Outcomes We are more relevant to our customers by building deeper relationships and evolving our propositions to meet more of their needs throughout their lives. Through technology and digital expertise, we deliver an excellent customer experience by harnessing our internal knowledge and experience of partnering with leading external organisations around the world. By being simple to deal with we improve both customer experiences and colleague engagement. We focus on great customer service technology and improving customer journeys. Effective deployment of capital and efficient portfolio discipline helps manage risk and drives sustainable returns. (2) In October 2021, having surpassed our previous 2020-21 £20 billion target during H1 2021, NatWest Group announced an ambition to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. (1) Retail Banking current account customers only based as at 31 December 2021 – metric is 87% of our retail customer needs are now met digitally, with 60% of our customers banking entirely digitally. Only activity in the last quarter is considered. NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 19

Our strategy in action We’re always here to help our customers when they need us. So, when Nathalie decided to pursue her goal of buying a car to give her more flexibility when travelling, we were ready to support. It was late afternoon on a Friday when Nathalie got in touch with us. She’d wanted a car for a long time and was unsure on how to go about it, but a prompt on her NatWest mobile app about a personal loan offer was the encouragement she needed to drive ahead with her plans. Nathalie booked a video call with us using her mobile app and was speaking to one of our team within 15 minutes. We made the process simple and easy for Nathalie, taking her through the loan application and also identifying that Nathalie would benefit from a savings account. By 6pm that evening, Nathalie had the loan money in her account, giving her the financial support she needed to buy a car. We’re passionate about getting to know our customers and supporting them with all their banking needs, whether we’re helping them in-person in a branch, or through one of our innovative digital channels like video banking. We think the help we gave to Nathalie is a great example of NatWest Group’s determination to build deeper relationships with our customers and support them to achieve their different goals in life. Supporting customers at every stage of their lives Watch the story online “We’re passionate about getting to know our customers and supporting them with all their banking needs” NatWest Group plc – Annual Report on Form 20-F 20 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Paul French, Senior Personal Banker, NatWest Torquay Branch NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 21

Our strategy in action Vernon is passionate about brewing, and sustainability. His company, Wye Valley Brewery in Herefordshire, has grown from humble beginnings to now distributing to over 1,200 pubs, as well as selling to all the major supermarkets. And as the business’s operations have expanded over the years, so have its sustainability ambitions. Reducing its carbon footprint has been a key priority. The company had already installed over 1,000 solar panels, producing around 280 kilowatts of electricity, but it also wanted to make the switch to all-electric vehicles. For Vernon, investing in sustainable and innovative technology is key to the long-term success of his business. And this is exactly where NatWest was able to help. When Vernon mentioned his plans to the NatWest relationship manager, we were able to tell him of our collaboration with Octopus Energy. Through our collaboration – the first time a major bank and a renewable energy supplier have joined forces – we offer our retail, business and wealth customers a tailored package that improves the cost and efficiency of owning and running an electric vehicle. The brewery now has eight charging points which the staff can use and are also open to the public. Vernon believes it has made a real difference in his company’s shift to electric vehicles. With our focus on partnerships and innovation, NatWest Group is making it easier and more affordable for our customers to make a positive difference to our environment. Powered by innovation and partnerships Watch the story online “With our focus on partnerships and innovation, NatWest is making it easier and more affordable for our customers to make a positive difference to our environment.” NatWest Group plc – Annual Report on Form 20-F 22 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Vernon Amor, Managing Director, Wye Valley Brewery NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 23

Our strategy in action Mica Johnson, Owner, Floral Glory NatWest Group plc – Annual Report on Form 20-F 24

Mica had always dreamed of running her own business. Indulging her passion for flowers, she launched Walsall-based florist Floral Glory. However, a month after she went self-employed, the pandemic struck. Being a start-up company can be hard enough at the best of times. But trying to connect with suppliers and customers during a national lockdown was a real challenge. Mica needed all the support she could get. As a long-standing personal banking customer, she knew NatWest was simple to deal with. So she reached out to our business banking team for help with setting up Floral Glory’s payments system. Running her business from home initially meant that transactions needed to work across virtual and physical platforms. Tyl by NatWest provided the solution. It allowed Mica to accept online payments securely through her website or by phone. The next-day business settlement also really helped in the early days when cash flow was so important. After the lockdown, when Mica moved into her premises, Tyl once again helped her keep things simple. The portable card machine was ideal for moving around the shop, while each payment integrated straight into her accounting software. Mica’s story shows how NatWest is here to help. By combining the right products and being simple to deal with, we make life easier for our customers. Simple to deal with Watch the story online “By combining the right products and being simple to deal with, we make life easier for our customers.” NatWest Group plc – Annual Report on Form 20-F 25 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Our strategy in action Lightsource bp, solar array NatWest Group plc – Annual Report on Form 20-F 26

The team at Lightsource bp believe there’s huge potential in the transition to a net-zero economy. They should know. As a global leader in the development and management of solar energy projects, they’ve seen the market for renewables grow sharply over the past decade. But accessing that opportunity has required hard work, innovation and, of course, the financing to make it happen. NatWest Group has supported Lightsource bp throughout its journey from a UK start-up 10 years ago, to its emergence as a major renewable energy firm. The company now employs 700 industry specialists working across 17 countries to help deliver affordable and sustainable solar power for businesses and communities around the world. For us, our work with Lightsource bp aligns perfectly with our purpose and climate ambitions. We know the financial sector is a key enabler in the drive towards net-zero emissions, but it’s more than that. As well as being good for the environment, it’s also good business. It’s a belief we have committed to with our announcement in 2021 to provide an additional £100 billion of Climate and Sustainable Funding and Financing by the end of 2025. And we’re continuing our journey with Lightsource bp too – agreeing in 2021 to be part of the funding package for the company’s ambitious new growth strategy. We believe focusing the allocation of capital in this way makes perfect sense. It’s good for our business, the companies we support, and our planet. Sharpened capital allocation Watch the story online “Focusing the allocation of capital in this way makes perfect sense. It’s good for our business, the companies we support, and our planet” NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 27 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Key performance indicators

Measuring our performance

Financial

Net lending


£bn
317.3
310.8
289.7
2021
2020
2019

Achieve net lending growth in our UK and RBSI retail and commercial businesses.

Cost reduction


£m
256
277
310
2021
2020
2019

Achieve a c.4% cost reduction in other expenses excluding OLD and Ulster Bank RoI direct costs in 2021.

CET1 ratio


%
15.9
18.2
18.5
16.2
1 Jan 2022
2021
2020
2019

Achieve CET1 ratio target of 13-14% by 2023.

Return on tangible equity


%
9.4
(2.4)
9.4
2021
2020
2019

Achieve return on tangible equity target of 9-10% by 2023.

Why is it important?

Delivering long-term sustainable performance.
Run a safe and secure bank.

Our performance

Net loans to customers were £1.5 billion, or 0.4%, lower compared with 2020. Across the UK and RBSI retail and commercial businesses and excluding UK Government support schemes, net lending increased by £7.8 billion, or 2.6% largely driven by mortgages. Mortgage growth exceeded the market, however commercial lending was behind market as we have sought to reduce certain exposures, through targeted sector reductions and capital actions, whilst continuing to focus on supporting customers through sustainable lending.

Total operating expenses of £7,758 million were £100 million, or 1.3%, lower compared with 2020. A cost reduction (excluding litigation and conduct costs, operating lease depreciation and Ulster Bank RoI direct costs) of £256 million, or 4.0%, in 2021, in line with our target for the year.

This has been achieved by transformation across our customer journeys and in the NatWest Markets business.

The CET1 ratio remains strong at 18.2%. The 30 basis points reduction in the year principally reflects capital distributions, partially offset by the reduction in RWAs and the attributable profit. RWAs of £157.0 billion reduced by £13.3 billion in 2021 mainly reflecting business movements in Commercial Banking, including targeted sector reductions, improvement in risk parameters and active capital management.

Return on tangible equity which was 9.4% at year end, benefitted from significant impairment releases.

Link to strategy and areas of focus

Net lending: Supporting customers at every stage of their lives.

Cost reduction: Simple to deal with. Powered by innovation and partnerships.

CET1 ratio: Sharpened capital allocation.

Return on tangible equity: Sharpened capital allocation. Simple to deal with. Supporting customers at every stage of their lives.

How we measure our progress and our future priorities

In 2022 we expect income excluding notable items to be above £11.0 billion in the Go-forward group.

In both 2022 and 2023 reduce Go-forward operating expenses, excluding litigation and conduct costs by around 3%.

Aim to end 2022 with a CET1 ratio of around 14% and target a ratio of 13-14% by 2023.

In 2023, we expect to achieve a return on tangible equity of comfortably above 10% for the Group.

Future priorities

Read more: Our investment case on page 8 and Outlook statement on page 51 of this document.

Link to remuneration

Read more on how the KPIs are aligned to executive directors' remuneration in our Annual remuneration report on pages 142 to 158 of this document.

The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

NatWest Group plc – Annual Report on Form 20-F 28

Non-financial

Climate and Sustainable Funding and Financing

£bn



8.1
9.4
12.0
2021
2020

Supporting enterprise



c.55,000
c.60,700
2021
2020

Build up and strengthen a healthy culture



80
80
79
2021
2020
2019

Net Promoter Score



13
-2
22
7
-2
24
4
-7
23
2021
2020
2019

Provide an additional £100 billion of Climate and Sustainable Funding and Financing from 1 July 2021 – end 2025.

Support removal of barriers to UK enterprise growth through the provision of learning, networking and funding interventions.

Achieve the culture target, as measured through the NatWest Group 'Our View' colleague survey.

Increase the likelihood that customers will recommend our brands. Achieve NPS targets for our core customer-facing businesses.

Why is it important?

A guardian for future generations.

To be a leading bank in the UK helping to address the climate challenge.

A good citizen.

Remove barriers to UK enterprise growth.

A responsible and responsive employer.

Build up and strengthen a healthy culture.

Honest and fair with customers and suppliers.

Our performance

In October 2021 having surpassed our 2020-2021 target of £20 billion in the first half of 2021 we announced an ambition to provide an additional £100 billion between 1 July 2021 and the end of 2025. In 2021 we provided £17.5 billion of Climate and Sustainable Funding and Financing, including £8.1 billion contribution to our £100 billion target.

We have supported c.55,000[(1)] individuals or businesses through enterprise programmes with c.200,000[(1)] customer interventions delivered. Of those supported,

c.26% were from Black Asian and Minority Ethnic backgrounds

c.60% identified as female.

c.52% were purpose-led.

c.75% were outside of London and the South East.

In 2021 we exceeded our target on Culture by two points. Our target was to be seven points above the Financial Services Culture Board (FSCB) norm.

For Culture measurement and assessment, our calculation methodology aligns with that used by the FSCB.

- NatWest Retail main bank NPS exceeded its target by five points, up six points year on year.
- NatWest Business Banking missed its target by two points and continues to be ranked 3rd.
- NatWest Commercial Banking retained first position and its lead over next best competitor.

Link to strategy and areas of focus

Climate

Enterprise

Learning

Simple to deal with.

How we measure our progress

Funding and financing provided to support climate and sustainable activities, in line with our Climate and Sustainable Finance Inclusion (CSFI) criteria.

Support 35,000 businesses through enterprise programmes with 200,000 customer interactions to start, run and grow a business.

We independently survey thousands of customers each year, asking them how likely they would be to recommend the bank.

NPS improvement of: one point for NatWest Retail Main Bank or be 5th or better; four points for NatWest Business Banking and be 3rd or better.

(1) Refer to page 31 of this document for further details.

The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

NatWest Group plc – Annual Report on Form 20-F 29

Our purpose-led focus areas

Our purpose-led areas of focus **building long-term value**

We are committed to championing potential, helping people, families and businesses to thrive. Aligned to our purpose are three focus areas where we believe we can make a long-term, meaningful contribution to our customers, colleagues and communities. These are: climate, enterprise and learning.

Our ambition

Our areas of focus contribute to UN Sustainable Development Goals (SDGs):


4 QUALITY EDUCATION
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS

As well as highlighting activity that relates to each of the SDGs above, case studies throughout this report will reference positive impacts mapped against other SDGs. More detail on our embedding of SDGs can be found in our ESG Supplement. As signatories of the UN Principles for Responsible Banking, we also remain committed to aligning our strategy with the 2015 Paris Agreement and the SDGs.

Climate

A leading bank in the UK helping to address the climate challenge

Our targets

	Net zero[1] by 2050
£100bn	Climate and Sustainable Funding and Financing between 1 July 2021 and the end of 2025
-50%	at least halve the climate impact of our financing activity by 2030
50%	of our UK mortgage customers' homes at, or above, EPC C rating by 2030
	Full phase out of coal – by 1 January 2030[2]
-50%	reduce our direct[3] own operations carbon footprint by 2025

Enterprise

Removing the barriers to enterprise

Our targets

35,000	individuals or businesses supported through enterprise programmes in 2021[8]
200,000	interventions delivered to start, run or grow a business in 2021[8]
60%	of those supported will be female
75%	of those supported will be based outside London and the South East
20%	of those supported will be of a Black, Asian and/or Minority Ethnic background
10%	of those supported will be social purpose-led

Learning

Building financial capability and resilience and enhancing the skills of our colleagues

Our targets

15m	financial capability interactions delivered by 2023
2m	additional customers helped to start saving by 2023
100%	front-line colleagues professionally accredited within the first 18 months in role
UK	Social Mobility Apprenticeship Programme extended across multiple UK locations

(1) Please refer to section 1.2 in the NatWest Group plc Climate-related Disclosures Report for further detail on our net-zero ambitions.
(2) Please refer to section 3.5.2 in the Natwest Group plc Climate-related Disclosures Report for further details on outcomes.
(3) Against a 2019 baseline. Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain.
(4) In October 2021, having surpassed our previous 2020-21 £20 billion target during H1 2021, NatWest Group announced an ambition to provide an additional £100 billion Climate and Sustainable Funding and Financing between 1 July 2021 and the end of 2025.

NatWest Group plc – Annual Report on Form 20-F 30

Our 2021 performance

Climate



£17.5bn

Climate and Sustainable Funding and Financing completed, including £8.1bn contribution towards our £100bn target[4]

2020: £12 bn

38%

of Retail Banking mortgages are at, or above, EPC rating C[5]

2020: 36%

Credible transition plan assessments

completed for oil and gas majors and in scope coal customers[2]

£728m

Retail Banking Green Mortgage completions[7]

52%

of gross lending and investment balances at 31 December 2019 estimated for financed emissions. A further eight high carbon emitting sectors estimated

2020: 45% (four sectors)

-46%

reduction in our direct[3] own operational carbon footprint[3]

Enterprise



c.55,000

individuals and businesses supported through enterprise programmes in 2021[8]

c.60%

of those supported identified as female purpose-led businesses

c.26%

of those supported were of Black, Asian and Minority Ethnic background

c.200,000

interventions delivered to start, run or grow a business in 2021[8]

c.75%

of those supported were based outside of London and the South East

c.52%

individuals or businesses supported were purpose-led businesses

Learning



8.96m

financial capability interactions delivered by 31 December 2021 against the 2023 target

1.07m

additional customers helped to start saving by 31 December 2021 against the 2023 target[9]

99.6%

front-line colleagues professionally accredited within the first 18 months in role

(5) Percentage of £110.3 billion UK Retail Banking mortgages where EPC data is available. 2020 comparative for England and Wales mortgages only.

(6) Retail Banking RBS, NatWest and Ulster Bank Northern Ireland mobile apps.

(7) Retail Banking Green Mortgage products relate only to mortgages for energy efficient homes (EPC A or B rated) and are aligned to the World Green Building Council definition of green mortgages.

(8) Represents approximate number of interventions delivered by and individuals supported through enterprise programmes during 2021, which is based upon data provided by third parties delivering these interventions without further independent verification by NatWest Group.

(9) Includes instances where customers had savings with other banks and transferred them to their NatWest Group account.

The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

NatWest Group plc – Annual Report on Form 20-F 31

Customers Overview Customers’ needs and behaviours are changing as a result of new technologies. The impact of COVID-19 has accelerated digital trends as well as prompting different ways of working, shopping, socialising and communicating. Demographic shifts and changing labour patterns are also having a profound long-term effect on customer behaviours, as people work longer, retire later, rent for longer or buy property later in life. Our response Understanding these trends allows us to better support our customers’ needs, being there at every stage of their lives and tailoring banking services and products that meet their evolving expectations. By harnessing new technology and partnering with leading organisations, we have again enhanced and evolved our customer experiences in 2021. We have also continued our efforts to make banking more accessible for all of our customers through improving face-to- face, digital and remote interactions. And in 2021, we again devoted significant focus to supporting customers facing financial difficulty or in vulnerable situations, as well as helping more people to start saving. Technology Overview New business models and customer behaviours continue to rapidly evolve through advancing technology. COVID-19 has increased our customers’ reliance on technology with a further shift to digital, reinforcing the need for modern capabilities and resilient systems. Our active digital users across both personal and business customers continued to grow in 2021. Our response With a focus on innovation, and through collaborations with experienced companies, our technology solutions have driven significant benefits for our customers. This has been particularly evident again in 2021 with our approach to Open Banking. Leveraging the ability to combine transaction and bank issuance data has helped us generate invaluable insights for our commercial customers. In terms of our own digital estate in 2021, we have also delivered further technological innovation to help protect privacy and customer confidentiality. In addition to the strong focus on delivering innovative solutions for our customers, technology transformation continues to prioritise simplification, stability and resilience, as well as year-on-year run-cost reduction. The environment we operate in is constantly changing. Understanding the multiple influences on our business enables us to be prepared for change, to respond quickly, and to create value for the long term. NatWest Group continues to adapt to evolving market trends Economy Overview In 2021, the UK economy continued its recovery from the impact of COVID-19 and lockdown restrictions, with GDP approaching pre-pandemic levels towards the end of the year. The employment market continued to remain robust, with the furlough scheme proving an effective tool to lessen the impact of COVID-19 as well as helping the labour market emerge from COVID-19 in a position of strength. Towards the end of 2021, UK job vacancies remained elevated. Against this backdrop, inflationary pressure began to build with the Consumer Prices Index ending the year well ahead of the Bank of England’s 2% target. Countering inflation is therefore likely to remain high on the agenda for policy makers in the short to medium term. In the longer term, demographic change, climate change, high levels of debt and inequality could all have financial impacts for our customers. Our response Our business performance is correlated with economic factors. Put simply, when people, families and businesses thrive, so do we. We know the tough economic conditions many of our customers have faced throughout the year. As such, we have remained focused on removing barriers to doing business and providing more opportunities for companies to grow, helping the economy to build back better. Initiatives such as our ‘Accelerator’ programme, our ‘Springboard to Sustainable Recovery’ report, and an additional £1 billion in funding to help support female-led businesses in the UK recover from COVID-19 have been a key part of this. Market environment “COVID-19 has increased our customers’ reliance on technology with a further shift to digital, reinforcing the need for modern capabilities and resilient systems.” NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 32

Cyber threats Overview Cyberattacks pose a constant risk to our operations, both in relation to our own digital estate and indirectly with regards to our supply chain. Cybercrime continues to evolve rapidly. Attacks may be from individuals or highly organised criminal groups intent on stealing money or sensitive data, or potentially holding organisations to ransom. Our response We continue to invest significant resources in the development and evolution of cybersecurity controls, deploy rigorous due diligence with regards to third parties and work to protect and educate our colleagues and customers on fraud and scam activity. To provide continuity of service for customers with minimal disruption, we monitor and assess a diverse and evolving array of threats, both external and internal, as well as developing, strengthening or adapting existing control capability to be able to absorb and adapt to such disruptions. Climate change Overview Climate change represents an inherent risk to NatWest Group, not only from its impact on the global economy and our customers, but also through its potential effects on asset values, operational costs and business models as the essential transition to a net-zero economy accelerates. These risks are subject to increasing regulatory, political and societal change. Conversely, the requirement to reduce carbon emissions also means NatWest Group has a significant role to play in areas such as the provision of Climate and Sustainable Funding and Financing. Our response Climate risk was formally incorporated into the NatWest Group risk directory as a principal risk in February 2021 and in April 2021, NatWest Group Board Risk Committee approved a principles-based climate risk policy. Our Climate Opportunities Group (COG) was established to support our ambition to be a leading bank in helping to address climate change. The COG brings together colleagues from all business segments to conceptualise and develop opportunities that complement the NatWest Group climate ambition. Being a principal partner of COP26 gave us the opportunity to re-state our commitment to working with our partners to help reduce carbon emissions. At the conference in Glasgow, we focused on highlighting the practical support we are providing our customers to help them achieve their climate ambitions, as well as strengthening our existing partnerships and building new ones. Our commitment to tackling climate change means we have already reduced our direct own operations footprint by 46%, against a 2019 baseline and plan to achieve a 50% reduction by 2025. We have also set stretching targets for our wider operational value chain and have an ambition to halve the impact of our financing activity by 2030. Regulation Overview We operate in a highly regulated market which continues to evolve in scope. Areas of current regulatory focus include: delivering good customer outcomes, in particular the FCA’s current proposals for a Consumer Duty, which looks to expand its rules and principles to force firms to provide better consumer protection; operational resilience, in light of the UK authorities’ new policy requirements; climate change, and the development of the regulatory framework for sustainable finance; fraud and financial crime, with a focus on protecting customers from ever-more sophisticated scams; capital and liquidity management, including the UK’s approach to the implementation of Basel III; the UK’s future regulatory framework, following its exit from the European Union and the opportunities that this provides; digital currencies, with the development of both public (central bank digital currencies) and private (e.g. stablecoins) offerings which have the potential to materially change the digital payments landscape; improving diversity, equity and inclusion in financial services, through policy developments focused on improved data collection and reporting, and use of targets for representation. Our response We constantly monitor regulatory change and work with our regulators to help shape those developments that materially impact the bank, lobbying when necessary either bilaterally or in partnership with one of our affiliated industry bodies. We implement new regulatory requirements where applicable and use our frequent engagement meetings with regulators to discuss key regulatory priorities. (1) Since 1 July 2021, UK & Ireland £5.5 billion, Western Europe £1.9 billion and Other £0.6 billion. United Kingdom and Ireland Western Europe Other Total: £17.5bn £7.8bn £8.5bn £1.2bn NatWest Group 2021 Climate and Sustainable Funding and Financing – Geographical split(1) NatWest Group plc – Annual Report on Form 20-F 33

Purpose-led and integrated value creation We aim to create value for our stakeholders, having a positive impact on our environment and wider society. Our work lends particular support to the below seven sustainable development goals. Find out more in the following sections: How we create value 1 Financial Human and relationships NatWest Group was a principal partner for COP26, widening the involvement of the business community, young people and civil society, enabling voices to be heard to help progress be made. Our business activities 2 Our resources 1 How we create value 3 Our resources Nature Infrastructure NatWest Group plc – Annual Report on Form 20-F 34

We support the financial lives of our customers and drive economic growth through our well-known brands. We make appropriate use of shareholder capital and other forms of financial capital, including £479.8 billion in customer deposits. We are committed to sustainability as a driver of value creation through our investment, products and service. Financial Our relationships with all stakeholder groups help to shape and support our strategy and operations. This includes our shareholders and regulators, suppliers, consumer and campaign groups, local communities and more. Human and relationships Our resources Our business activities 2 (1) NatWest Group headcount for both continuing and discontinued operations at 31 December 2021, based on global data for active permanent colleagues (including FTC and excl. temps). Nature We depend on our property and technology infrastructure, and that of our supply chain, to run the bank’s systems and operations. We are also investing significantly in technology and human expertise to deliver a leading digital customer experience. Infrastructure Products and services We provide a comprehensive range of banking and financial services to personal, business and commercial customers via our businesses. Examples include current and savings accounts, credit cards, mortgages and investments for our personal customers; as well as banking, lending, project finance, risk management and trading solutions for our large commercial customers. Revenues and returns We earn income from interest charged on lending to our customers and fees from transactions and other services. We pay interest to customers who place deposits with us and to investors who buy our debt securities. We also make reward payments on products like our Reward bank accounts and credit cards. The attributable profit generated is either returned to shareholders or retained and reinvested into improving our business to benefit our stakeholders. Customer relationships We support our personal, business, commercial and institutional customers with financial services that meet their needs, which include keeping their funds safe and secure, improving financial capability and supporting enterprise. We believe in treating customers fairly, offering flexibility to our customers in how they choose to bank with us and providing extra help to customers in vulnerable situations or financial difficulty. Partners and networks Being powered by innovation and partnerships means we work with a diverse range of partners to help shape our business strategy and deliver positive outcomes for customers and society. This includes our supply chain, communities, academia, regulators, expert advisers, consumer groups and charities, as well as strategic partners. We are also members of, or signatories to, a large number of organisations, trade bodies and frameworks that help us create long-term value and balance the interests of stakeholders. We rely on an engaged, healthy and inclusive workforce of 58,500(1) to deliver our strategy to approximately 19 million customers in the UK. We understand we are part of the natural world, benefiting from resources and ecosystem services to conduct our business activities. We are forming expert partnerships to restore degraded lands and forests, to support the needs of local communities and nature, as well as supporting the removal of 120,000 tonnes of CO2e each year. NatWest Group plc – Annual Report on Form 20-F 35 9.4% return on tangible equity and 18.2% CET1 ratio. Total operating expenses of £7,758 million were £100 million, or 1.3%, lower compared with 2020. A cost reduction (excluding litigation and conduct costs, operating lease depreciation and Ulster Bank RoI direct costs) of £256 million cost reduction and £2,950 million profit attributable to ordinary shareholders.

3 How we create value for our customers and society Supporting enterprise Creating opportunities for businesses and enterprise £34.6 billion gross lending to SMEs and mid-corporates in Commercial Banking, supporting economic growth. £1 billion additional funding made available to support female-led businesses in the UK to recover from the disruption caused by COVID-19. Building financial capability Helping people make better financial decisions 470,813(*) additional customers helped to start to save and 6.1 million(*) financial capability interactions delivered in 2021. 10 million MoneySense has helped 10 million young people learn about money since it was launched in 1994. Helping to address the climate challenge Taking action on the risks and opportunities of climate change £17.5 billion(*) Climate and Sustainable Funding and Financing completed, including £8.1 billion contribution towards our £100 billion target.(1) 38%(*) of Retail Banking mortgages are at or above EPC rating C.(2) Jobs and the economy Supporting employment across the UK Early career We hired over 1,000 interns, graduates and apprentices in 2021 including 205 colleagues who have been recruited through our social mobility apprentice programmes. £1.73 billion Payment of £1.73 billion in tax was made to the UK Government in 2021 which supported central government and local authority spending.(3) Protecting our customers Keeping money safe and accessible for our customers £193.3 million(*) We prevented 542,969 cases of attempted fraud against our customers, amounting to over £193.3 million in the UK. 159 hotline We are one of the original pilot organisations behind the new ‘159’ fraud reporting hotline, launched in 2021. Improving digital capability Offering customers more choice and ways to bank 9.7 million(*) active digital customers. 8.3 million actively use our mobile app and 4.2 million use our online banking platform. 60%(*) of our active current accounts are customers exclusively banking with us using digital channels through mobile or online. Community and charitable giving Making a difference in our local communities 32,235 trees planted by colleagues, in our new tree planting programme with The Conservation Volunteers. 43,003 hours were volunteered by our colleagues to local communities and good causes received over £3.5 million through their giving and fundraising. Helping our colleagues to thrive Building a great place to work that reflects the society we are proud to serve Our integrated wellbeing strategy allows us to support colleagues, customers and communities, and is a key part of NatWest Group being a purpose-led organisation. +14 points Colleague sentiment on inclusivity has continued to increase in 2021, now reaching a score of 93 percentage points. We are 14 percentage points above the Global Financial Services Norm and 10 percentage points above the Global High Performing Norm. Homes and housing Helping more people access efficient homes £728 million(*) Retail Banking Green Mortgage completions.(4) Over 48,000 We have supported more than 48,000 customers with first-time mortgages.(*) 262,000 customers were helped with mortgage payment holidays between 2020 and 2021 due to the challenges caused by COVID-19. Supporting customers at every stage of their lives Simple to deal with Sharpened capital allocation Powered by innovation and partnerships Purpose-led and integrated value creation continued NatWest Group plc – Annual Report on Form 20-F 36

How we create value for our customers and society Supporting enterprise Creating opportunities for businesses and enterprise £34.6 billion gross lending to SMEs and mid-corporates in Commercial Banking, supporting economic growth. £1 billion Building financial capability Helping people make better financial decisions 10 million MoneySense has helped 10 million young people learn about money since it was launched in 1994. Helping to address the climate challenge Taking action on the risks and opportunities of climate change Climate and Sustainable Funding and Financing completed, including £8.1 billion contribution towards our £100 billion target.(1) of Retail Banking mortgages are at or above EPC rating C.(2) Jobs and the economy Supporting employment across the UK Early career We hired over 1,000 interns, graduates and apprentices in 2021 including 205 colleagues who have been recruited through our social mobility apprentice programmes. £1.73 billion Payment of £1.73 billion in tax was made to the UK Government in 2021 which supported central government and local authority spending.(3) Protecting our customers Keeping money safe and accessible for our customers We prevented 542,969 cases of attempted fraud against our customers, amounting to over £193.3 million in the UK. 159 hotline We are one of the original pilot organisations behind the new ‘159’ fraud reporting hotline, launched in 2021. Improving digital capability Offering customers more choice and ways to bank active digital customers. 8.3 million actively use our mobile app and 4.2 million use our online banking platform. of our active current accounts are customers exclusively banking with us using digital channels through mobile or online. Community and charitable giving Making a difference in our local communities 32,235 trees planted by colleagues, in our new tree planting programme with The Conservation Volunteers. 43,003 hours were volunteered by our colleagues to local communities and good causes received over £3.5 million through their giving and fundraising. Helping our colleagues to thrive Building a great place to work that reflects the society we are proud to serve Our integrated wellbeing strategy allows us to support colleagues, customers and communities, and is a key part of NatWest Group being a purpose-led organisation. +14 points Colleague sentiment on inclusivity has continued to increase in 2021, now reaching a score of 93 percentage points. We are 14 percentage points above the Global Financial Services Norm and 10 percentage points above the Global High Performing Norm. Homes and housing Helping more people access efficient homes Retail Banking Green Mortgage completions.(4) Over 48,000 262,000 customers were helped with mortgage payment holidays between 2020 and 2021 due to the challenges caused by COVID-19. Examples of how we create value (1) In October 2021, having surpassed our previous 2020-21 £20 billion target during H1 2021, NatWest Group announced an ambition to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. (3) Comprises £787 million corporate tax, £473 million irrecoverable VAT, £126 million bank levies, £257 million employer payroll taxes and £88 million other taxes. (4) Retail Banking Green Mortgage products relate only to mortgages for energy efficient homes (EPC A or B rated) and are aligned to the World Green Building Council definition of green mortgages, which has Pioneer status with the Green Home Finance Principles established by the Green Finance Institute. additional funding made available to support female-led businesses in the UK to recover from the disruption caused by COVID-19. NatWest Group plc – Annual Report on Form 20-F 37 470,813 additional customers helped to start to save and 6.1 million financial capability interactions delivered in 2021. £17.5 billion 38% £193.3 million 60% 9.7 million £728 million (2) Percentage of £110.3 billion UK Retail Banking mortgages where EPC data is available. 2020 comparative for England and Wales mortgages only. We have supported more than 48,000 customers with first-time mortgages.

Building a purpose-led bank

Our business performance

Retail Banking

Through the NatWest and Royal Bank of Scotland brands we provide a comprehensive range of banking products and related financial services including current accounts, mortgages, personal unsecured lending and personal deposits. We're here for customers whenever and wherever they need us – from our mobile app and online banking, through to our contact centres and high street and mobile branches.

Commercial Banking

We offer comprehensive banking and financing solutions to start-up, SME, commercial, corporate and institutional customers in the UK. We're there for our customers as they start, grow and manage their businesses. Our innovative products and services help customers achieve their growth, environmental and social targets. We deliver a high-quality sales and service experience through our expertise and deep engagement, locally, regionally and nationally through face-to-face, direct and digital channels. We continue to support our customers through the Brexit transition period and beyond.

Private Banking

Private Banking is the Investment Centre of Expertise for NatWest Group, servicing all client segments across Retail, Premier & Private Banking. We provide private banking and wealth management services to UK-connected high-net-worth individuals and their business interests through the Coutts & Co brand. We continue to focus on delivering the best client experience through a proactive engagement model which supports clients across both sides of their balance sheet – improving returns by deepening client relationships and enhancing our digital banking capabilities to make it easier for clients to deal with us.

RBS International

As one of the largest full-service banks operating in the local and institutional banking sectors in the Channel Islands, Isle of Man and Gibraltar, we serve international customers with a UK connection through our International Banking proposition. We operate under six brands: RBS International; NatWest International; Isle of Man Bank; Coutts Crown Dependencies; NatWest Trustee and Depositary Services and RBS International Depositary Services. We have wholesale branches and fund depositary services businesses in the UK and Luxembourg to further serve our institutional clients and protect investors.

NatWest Markets

We help NatWest Group's corporate and institutional customers manage their financial risks safely and achieve their short-term and long-term sustainable financial goals. We think and act as one bank for our customers, collaborating with teams across NatWest Group to be the partner of choice for our customers and their financial markets needs. By focusing on the things we do best and that matter most to our customers, we help champion their potential.

Ulster Bank RoI

Since the end of July 2021 (apart from the UBIDAC asset finance business which remains fully open), commercial banking has been closed to new customers, remaining open for existing customers only. Since the end of October 2021, we have stopped accepting applications from new personal customers, but continue to consider applications on a reduced number of products from existing personal customers, mainly mortgages. We continue to support our existing customers pending further decisions on the phased withdrawal.

NatWest

Royal Bank of Scotland

Ulster Bank

NatWest Trustee and Depositary Services

Child & Co.

NatWest International

Isle of Man Bank

Drummonds

RBS International Depositary Services

Lombard

Coutts

RBS International

Coutts Crown Dependencies

Holt's Military Banking

NatWest Group plc – Annual Report on Form 20-F 38

UN Principles for Responsible Banking We have now been signatories to the UN Principles for Responsible Banking for over two years. In 2021, we undertook a portfolio impact analysis using the United Nations Environment Programme Finance Initiative (UNEP FI) developed tool, responded to the collective progress survey, and were active in working groups on financial inclusion and health, biodiversity, and the collective commitment on climate action. We remain committed to aligning our strategy with the UN Sustainable Development Goals and the 2015 Paris Agreement and our progress against the six principles can be found in our second self-assessment report included in our 2021 ESG Supplement. Human Rights and Modern Slavery At NatWest Group, we understand that businesses have an important role to play in promoting respect for human rights. We seek to act in accordance with the Universal Declaration of Human Rights and our approach to respecting human rights is informed by other international standards and principles including the UN Guiding Principles on Business and Human Rights (UNGPs). We have established a human rights steering group, a management group that brings representatives from across NatWest Group together to coordinate our activities, and to make recommendations to NatWest Group Executive Committee and Board to develop and strengthen our approach. More information can be found at natwestgroup.com. Tackling modern slavery forms an integral part of our approach to human rights. We seek to tackle modern slavery and human trafficking through continued implementation of policies covering our customers, colleagues and suppliers and by monitoring our financing and supply chain for this activity. Our full approach is outlined in our annual Modern Slavery and Human Trafficking Statement which can be found at natwestgroup.com. In 2021, we continued to engage with a range of stakeholders in relation to human rights including charities, Non-Governmental Organisations (NGOs) and campaign groups to help grow our knowledge and understanding of these issues. We remained members of the Thun Group and the UN Global Compact’s UK Modern Slavery Working Group. We also continued to work with anti-slavery charity Unseen to support survivors and raise awareness of modern slavery with colleagues throughout NatWest Group. 1. Alignment 4. Stakeholders 2. Impact & Target Setting 3. Clients & Customers 6. Transparency & Accountability 5. Governance & Culture Ways of Working Re-imagining the workplace How do you manage a never-before moment in the world of work? That was the question we were suddenly posed with when COVID-19 hit. But as the pandemic played out, we quickly started to think beyond immediate operational requirements to what a new way of working could look like – considering the needs of over 58,000 colleagues across a number of jurisdictions. But we also knew we had a real opportunity to make the return to the work environment different from how it had always been: a more flexible design. Tailored to what mattered most to our colleagues. To get there, we adopted a robust, data and experience-led approach. Through extensive colleague interviews, executive engagement and external research we started to build a picture of the new way colleagues would like to work and interact. Our insights quickly guided us that one size wouldn’t fit all. And that a ‘Ways of Working’ framework designed around three models was a flexible and dynamic way to both deliver colleague choice and better meet customer needs. Colleague safety, and health and wellbeing were paramount during roll-out. To ensure this, we knew that having a range of measures in place – from a ‘Wellbeing Hub’ and ‘Best Practices Zones’, to working from home guides and mental health advice – was vital. We also realised that getting it right would take time. So we created a feedback loop, gathering colleague views and adapting our process. For example, following colleague suggestions we introduced reorientation events as well as onsite wellbeing support to help colleagues back into the office. We’re still on a journey, but it’s one we’re on together. “Our insights quickly guided us that one size wouldn’t fit all” NatWest Group plc – Annual Report on Form 20-F 39

Business performance Retail Banking In Retail Banking, we’re focused on creating lifelong relationships with our customers. Whether it’s providing early financial education, helping them onto the property ladder or building secure financial futures, we’re there at every stage of our customers’ lives. We are delivering on our strategy to support building a relationship bank for a digital world – combining the best people and the best technology. We’re extremely proud of providing 30 years of free early financial education to children through our MoneySense programme. And we’re delighted to now evolve this further through the acquisition of RoosterMoney in October 2021 – a leading children’s banking app, which builds financial skills in a fun, accessible way. We are committed to helping more young customers with their financial capability and have seen a steady increase in the proportion of young people choosing to bank with us in 2021 versus pre-pandemic levels. We have also increased the number of customers who choose us as their main bank in 2021, reaching our highest-ever score for customer satisfaction. We are helping all our customers make the most of their money and achieve their goals, especially at a time when many are facing financial difficulties. We know that at every life stage, whether our customers have a short- or long-term goal, saving needs to be easy and rewarding. Our Digital Regular Saver account, alongside budgeting and goal tools, was designed specifically to help first-time savers build financial resilience.(1) We aim to address the savings gap by helping two million customers start saving by the end of 2023; since launch we have enabled over one million customers to start their savings journey, including almost 471,000 in 2021. We also conducted more than 661,000 financial health checks in 2021, of which over 350,000 were completed via video banking. We recognise that building secure financial futures begins early on in our customers’ lives and we are there to support them from the start. Our digital investing platform, NatWest Invest and Royal Bank Invest, helps our customers with their long- term financial plans. By offering digital access to five funds managed by Coutts, customers can plan for life’s big events or simply invest towards securing their financial future. Nearly 33,000 retail bank customers started investing through the platform in 2021. When our customers are ready to step onto the property ladder, they’re in safe hands, we have 11.5% flow share of UK mortgages, we helped more than 48,000 customers to buy their first home and over 40,000 customers to re-mortgage. Our continued digitalisation of the mortgage journey means that we can now offer customers browsing price-comparison websites a more seamless experience; gaining a decision in principle upfront without them having to leave the website. Through our Green Mortgage, which we provided to around 2,900 customers in 2021, we proactively supported customers to lower their carbon footprint by offering discounted mortgage rates for buying more energy efficient homes. We are also there to support our customers with their short- term borrowing needs and enable them to achieve their goals sooner. We have over 3.8 million users of our ‘Know My Credit Score’ tool, with just under 1.4 million signing up in 2021. This helps customers better understand their credit options – and how the decisions they make today, could affect their finances tomorrow. We launched a new Purchase and Balance Transfer credit card and grew credit card balances faster than the market in the second half of the year. Our credit card customers can also now manage large purchases more easily by setting up an instalment plan to spread payments between three and 24 months. We’re always striving to make banking simpler for our customers. We now have over eight million customers regularly using our mobile app, which uses biometric authentication to make the user experience secure and convenient and 60% of our customers now interact with us exclusively via digital channels. We’ve also launched ‘Banking My Way’ in the app, making it easier for customers to tell us how we can best support their needs relating to accessibility or personal circumstances. (1) Active customers aged 17+ who have saved more than £100 with us for the first time. Includes instances where customers had existing savings with other banks and transferred them to their NatWest Group account Total income (£m) 4,445 2020: 4,181 Operating expenses (£m) (2,513) 2020: (2,540) Operating profit (£m) 1,968 2020: 849 Return on equity (%) 26.1 2020: 10.2 Net loans to customers (£bn) 182.2 2020: 172.3 Video banking financial health checks 350k 2020: 173k Customers exclusively using digital channels (%) 60 2020: 58 Customers helped to buy their first home 48k 2020: 32k By investing in world-class digital experiences which meet the needs of our customers (from our digital banking app and AI virtual assistant Cora, to video calling with expert advisers), we make sure they have 24/7 access to the help and information they need. Our focused investment in driving deeper-value exchanges with customers while digitalising more customer journeys and simplifying our business has resulted in a further £27 million cost reduction, as well as income growth from a number of products and journeys. NatWest Group plc – Annual Report on Form 20-F 40

Over the last few years, we have significantly improved Cora’s capability and intelligence. In 2021, Cora handled 10.7 million retail banking conversations, up 27% on the previous year. The AI virtual assistant also fully supported 47% of all customer queries without having to hand over to a human. Cora is now able to help customers by providing personalised responses to a range of different banking needs, from providing help on how to access the mobile app, to updating us when they move home. In 2021, for the first time, Cora began assisting customers over the phone, allowing the use of natural conversation to self-serve. Cora is now a key part of the bank’s digital and telephony offering, with a constantly evolving role in frontline customer support. As well as improving our service efficiency, it also enables our colleagues to focus on more complex customer enquiries. We will continue to invest in the use of innovative technologies to make it easier for our customers to get the support they require, when and where it is needed. For us, this is a vital component of being a relationship bank for a digital world. “The AI virtual assistant also fully supported 47% of all customer queries without having to hand over to a human.” Cora supporting our customers Using AI to provide that personal touch ‘Cora’ is NatWest Group’s customer-facing AI virtual assistant, helping to provide support for our customers using both our digital and telephony channels. NatWest Group plc – Annual Report on Form 20-F 41

Private Banking We partner with our clients and their families as their wealth needs evolve over their lifetime, ensuring that their wealth has its intended consequences. In 2021, we launched NatWest Group’s first digital Junior ISA, which so far has enabled over 4,000 clients to start saving for their children’s future more easily. We continue to develop our digital capabilities and have seen strong growth in digital sales with over 26% of net new money now being executed through digital channels. We also continue to meet the more complex lending and investment needs of Coutts clients through face-to-face specialist advisers and we welcomed a 29% increase in new Coutts clients in 2021 compared with 2020. As a result of our collaboration with global asset manager BlackRock, Coutts invests in a dedicated range of bespoke funds managed and administrated by BlackRock on their platform. Coutts set the investment strategy and ESG policy for the funds and this relationship provides efficiency benefits for our clients. We have also increased our ability to influence change at the companies held within these bespoke funds to drive better ESG outcomes, engaging with over five times more companies across the UK, Europe and North America and voting on 79% more company resolutions in 2021 compared with 2020. Our online investment product series, Personal Portfolio funds, available as NatWest Invest, Royal Bank Invest and Coutts Invest grew significantly and more than doubled from £0.9 billion in 2020 to £1.9 billion in 2021. Coutts collaborated with BGF Group (BGF) to launch the UK Enterprise Fund and provide additional growth funding and support to SMEs across the UK. The fund is co-investing equity growth capital alongside BGF, taking minority stakes in businesses looking to scale in the UK, with initiatives to support female entrepreneurship and promote the diversity of management teams. In 2021, over 100 clients invested a combined £42 million and Coutts and BGF intend to launch a further fund in 2022. In November, we launched our first full-scale brand and television campaign to increase awareness and consideration among a new type of client: younger (35-44), female and entrepreneurial. The campaign ‘real success takes true character’, focused on the duality of acting in the right way being the reason for achieving long-term success and played into the progress we have made to become a B Corporation and our responsible investing credentials. In June, we started to incentivise new and existing clients to improve the energy efficiency of their homes. We offer discounted mortgage fees on homes with an A or B EPC ratings and fee rebates to clients who improve their EPC rating above C within a year of taking out their mortgage. We continue to grow our nascent Green Mortgage book and have further plans to help our clients understand the carbon intensity of their homes. Coutts has been recognised by the Green Finance Institute as a Pioneer of the UK Green Home Finance Principles. We introduced our new Coutts mobile app to a pilot population with a full roll out planned for 2022. We have introduced integrated biometrics for enhanced security and easy-to-use digital features such as first time beneficiary payment authorisation. In app domestic payments can be completed in one of the most efficient journeys in the UK market amongst other notable features. The latest digital tools have enabled clients to self-serve all disclosures during the onboarding process, including electronic e-signatures, and enabled us to send automated fraud alerts via SMS. (1) Private Banking manages assets under management portfolios on behalf of Retail Banking and RBSI and receives a management fee in respect of providing this service. Business performance continued Private Banking is the Centre of Expertise for asset management across NatWest Group, and in 2021 we continued to see growth in customers investing with us across our brands and through various mediums, such as digital or face-to-face. Coutts provides our high-net-worth and ultra-high-net- worth clients with day-to-day banking, flexible lending and responsible investments, underpinned by first-class client service. In July 2021, Coutts became a Certified B Corporation, evidencing our commitment to balance people, profit and the planet. Total income (£m) 816 2020: 763 Operating expenses (£m) (520) 2020: (455) Operating profit (£m) 350 2020: 208 Return on equity (%) 17.0 2020: 10.3 Net loans to customers (£bn) 18.4 2020: 17.0 AUMA(1) (£bn) 35.6 2020: 32.1 Customer deposits (£bn) 39.3 2020: 32.4 NatWest Invest/Royal Bank Invest/Coutts Invest users 78,890 2020: 44,410 NatWest Group plc – Annual Report on Form 20-F 42

DOING WELL BY DOING GOOD
PROUD TO BE A CERTIFIED B CORP
Certified
B
Corporation

"More than ever, we know we have a responsibility to make a positive difference to the world we live in."

17 PARTNERSHIPS FOR THE GOALS

Doing well by doing good

Coutts becomes a Certified B Corp

As a business, we believe we can be a force for good.

It's a conviction woven deeply in our history, most notably in the philanthropic legacy of Angela Burdett-Coutts, whose family forged the bank.

And now more than ever, we know we have a responsibility to make a positive difference to the world we live in. It's why – over two years ago – we made the decision to aim to be part of the ever-growing community of Certified B Corporations.

B Corps are a new kind of business. Ones that balance purpose and profit – being required to consider the impact of their decisions on their workers, customers, suppliers, community and the environment.

However, the journey to B Corp certification is understandably long and rigorous. The external accreditation took over 18 months and involved answering around 300 questions on everything from company governance and how we care for our colleagues, to our environmental impact and what we contribute to the community.

Most meaningfully perhaps, we also changed our Articles of Association, enshrining the importance of considering all stakeholders in our decision-making.

In July 2021, as a result of these efforts, Coutts gained the proud distinction of being a Certified B Corp.

Since then, we have been busy. Coutts was a founding member of the 'B Finance UK Coalition' which was launched at COP26, and also supported B Lab UK's Boardroom 2030 initiative.

But for us, this is very much just the beginning.

"For us, this is very much just the beginning"

NatWest Group plc – Annual Report on Form 20-F 43

Commercial Banking In 2021, we opened over 78,000 accounts for new businesses, supported c.55,000 individuals and businesses through c.200,000 interventions; of those supported c.52% were purpose-led businesses, c.60% identified as female and c.26% were from Minority Ethnic backgrounds. Further to publishing our ‘Springboard to Sustainable Recovery’ reports in March and October, we implemented our SME Task Force across all our regions to focus on five areas identified with the potential to create opportunity for SMEs tackling climate change. We continued our support for customers through Brexit, facilitating UK imports and exports by onboarding 27 more non-UK suppliers to Supply Chain Finance programmes and increasing the proportion of our lending to non-UK suppliers by 50%. As transaction volumes recovered in the second half of 2021, our investments in Payit and Tyl led to continued growth in their respective customer bases. Payit became one of the largest Open Banking-enabled ‘Payment Initiation Service’ platforms in the UK by volume and Tyl, our point-of-sale solution for small businesses, processed its 50 millionth transaction during 2021. Our Confirmation of Payee API also won the first public tender with HMRC. We collaborated with NatWest Markets to underwrite 56 new transactions, £6 billion commitments, and improve onboarding processes enabling customers to take advantage of our award-winning corporate FX services. Our strategy of collaborating with industry leaders to deliver better customer experiences evolved at pace in 2021 with a joint offering of charging infrastructure with Octopus, allowing customers to understand the carbon emissions of their supply chains and working on The Global Farm Metric with the Sustainable Food Trust. We gave 16,000 additional SME customers access to a relationship manager through the launch of our new direct relationship manager proposition. We enhanced 32 digital sales and servicing journeys, enabling our customers to start and complete more journeys digitally. In 2021, over 60% of customers’ service requests were initiated digitally and over two thirds of those were processed with no human intervention. Our AI virtual assistant, Cora handled over 1.2 million chats, of which more than half required no human intervention. We continue to be disciplined in our capital allocation, allowing us to best support the economy in line with our strategy while maintaining a resilient balance sheet. In 2021, we embedded our climate commitments in our capital allocation and pricing- decision frameworks. Our new sector strategy reflects a continued rebalancing of our balance sheet towards sectors aligned to an economic recovery and building a fair transition to a green economy across the regions. In 2021, we delivered a £1.5 billion risk-weighted assets (RWA) saving from targeted sector reductions, significant risk transfers and other active capital management actions; improving RWA efficiency by around 1%. Business performance continued We pivoted from our leading role supporting customers with £14.4 billion of approved government scheme lending through the COVID-19 crisis to support UK businesses to grow with £4 billion of SME-scale funding. We grew lending in areas where we have competitive advantage, such as climate and sustainable funding and financing where we delivered £5.2 billion of lending. As a relationship bank for a digital world, our innovations allow us to better support our customers across a growing number of digital channels while simplifying and automating our own processes. Total income (£m) 3,875 2020: 3,958 Operating expenses (£m) (2,354) 2020: (2,430) Operating profit/(loss) (£m) 2,594 2020: (399) Net loans to customers (£bn) 101.2 2020: 108.2 Return on equity (%) 22.0 2020: (4.5) Tyl payments processed (m) 39.3 2020: 13.6 NatWest Group plc – Annual Report on Form 20-F 44

“Speed of arrangement was crucial. Working to short timescales we were able to deliver the contract for the required facility quickly.” It’s why we place so much importance on championing potential in those early years. When a business has a clear commercial opportunity, we want to help them deliver on their ambitions. PensionBee is a great example. A direct-to-consumer financial technology company and a leading online pension provider in the UK, it enables customers to interact with their retirement savings through its unique combination of smart technology and dedicated customer service. We assisted PensionBee in March 2021, in the run up to its planned IPO, with a £10 million revolving credit facility through our innovative Growth Capital team. Our support gave the company that vital element of flexibility around optimising its capital structure to protect its cash runway. Speed of arrangement was crucial. Working to short timescales we were able to deliver the contract for the required facility quickly, providing PensionBee with fast assurance that liquidity would be available if needed. The company is continuing to move from strength to strength. Having more than doubled its assets under administration to £2.25 billion in the year between September 2020 and 2021, it is now listed on the High Growth Segment of the main market of the London Stock Exchange and has announced its intention to transition to the Premium Segment in the first half of 2022. For us, seeing PensionBee’s success is massively rewarding. It shows that our support made a difference – at a time when it was needed most. “We want to help them deliver on their ambitions” There when it counts Championing business potential We know it’s essential for growing businesses to get the right kind of support at the right time. NatWest Group plc – Annual Report on Form 20-F 45

RBS International We have continued to support our customers through life’s changing circumstances. We helped our customers grow their deposits, with over 500 customers (who had either never saved with us or had previously saved less than £100 with us) now saving at least £100. We provided 8,729 financial health checks, of which over 21% were virtual and we removed six different mortgage fees and launched our mortgage broker portal to simplify our offering and support customers. We also launched our Green Mortgage to NatWest International customers in the UK as we support the wider climate ambitions of NatWest Group. Following the successful launch of Cora, our AI virtual assistant, 63% of interactions have been completed without the need for human intervention. RBSI’s Social Enterprise Mentoring Scheme is also now well established and involves partnering with a social enterprise in each retail banking jurisdiction to share our knowledge and expertise. We have also shared our wellbeing material, which received the ‘Wellbeing in the Workplace Star Award’ for our work with Gibraltar Samaritans. Partnering with four banks, RBSI will contribute £90,000 over three years to help secure the future of Jersey’s Community Savings Limited – a registered charity working to promote financial inclusion. In responding to changing customer demands, we introduced cheque deposits in our mobile app among other new features across our personal digital channels, contributing to a 23% increase in users. Overall, 82% of local banking customers are now registered with digital banking which is a 14% increase compared with 2020. Our Institutional Banking and Depositary Services business has received significant investment as it progresses on its digitisation journey. Customers have felt the benefits of this and the business continues to be a driver of growth with Climate and Sustainable Funding and Financing solutions increasingly popular. We have worked closely with NatWest Markets to strengthen our combined position as a trusted partner for these clients by supporting them with a holistic offering across products and geographies. Business performance continued Our strategy of digital transformation across the communities we operate in remained unchanged despite the COVID-19 pandemic. Parts of the transformation programme were also accelerated in recognition of rapidly changing customer behaviours and needs. We believe this focus on becoming a bank that is easy to deal with helps fulfil our purpose of championing potential, helping people, families and businesses to thrive. Total income (£m) 548 2020: 497 Operating expenses (£m) (242) 2020: (291) Operating profit (£m) 358 2020: 99 Return on equity (%) 22.5 2020: 6.1% Net loans to customers (£bn) 15.5 2020: 13.3 Retail customers registered with digital banking (%) 82 2020: 68 Net Promoter Score 36 2020: 30 Financial health checks 8,729 2020: 9,872 NatWest Group plc – Annual Report on Form 20-F 46 Operating profit of £358 million was £259 million higher than 2020, primarily reflecting a £52 million impairment release combined with income growth and cost reduction. Net loans to customers increased by £2.2 billion, or 16.5%, and customer deposits by £6.2 billion, or 19.8% compared with Q3 2021.

“For us, this is about fulfilling our purpose, being part of the community we live and work in” Helping financial inclusion RBSI in the community Think about what it means to be outside the financial system. To not have a bank account. To not be able to pay bills, obtain credit or save for the future. The effects can be devastating, trapping people in a vicious cycle of poverty and financial exclusion, unable to participate fully in society. It’s a problem that we felt we could (and, should) help with. So, we decided to do something about it. We got together with four other local banks in Jersey to support Community Savings Ltd – a registered charity which works to promote financial inclusion in Jersey by providing services, guidance and practical assistance to those most in need. We know Community Savings well. We’ve been banking the charity since 2018 and recognise the outstanding work it does in Jersey supporting the financial inclusion of the islanders. Community Savings relies on grants, donations and bequests to ensure the continued running of its long-standing initiative. Its customers’ money is not used to fund its operations and it strives to provide its services free of charge. Over the next three years, we are contributing £90,000 to ensure that the charity is able to help provide access to mainstream banking services. For us, this is about fulfilling our purpose, being part of the community we live and work in. But it’s also more than that. We look after each other here on the island, and helping people with financial inclusion is a big part of that.” Lynn Cleary Chief Financial Officer, RBS International NatWest Group plc – Annual Report on Form 20-F 47

Business performance continued NatWest Markets We have made progress during 2021 to better support NatWest Group’s corporate and institutional customers through refining our global footprint and product range. We have also simplified our operating model and leveraged expertise across the bank to improve core processes to support cost reduction. Our Foreign Exchange (FX) teams have worked with NatWest Group’s Commercial, Retail and Private Banking segments on technology and customer sales initiatives to ensure that customers across NatWest Group benefit from our market- leading expertise. We collaborated across RBSI, NatWest Markets and Commercial Banking to establish a team to grow our offering to the investment management sector and provide a more integrated experience for our Funds and Sponsors customers. We continued to support our customers with their ESG and climate-related finance needs, with product innovation across bonds, FX, interest rate derivatives and private finance. In 2021, we completed £9.7 billion of Climate and Sustainable Funding and Financing, including £3.3 billion which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025. Our support for customers has been recognised by a number of awards: – ‘Lead manager of the year, sustainability bonds – local authority/municipality’, and ‘Lead manager of the year, green bonds – supranational, sub-sovereign and agency (SSAs)’, from the Environmental Finance Bond Awards 2021. – ‘Sterling Bond House of the Year’ from the IFR Awards 2020 (awarded February 2021). – ‘Best Agent of International US Private Placements’ from the GlobalCapital Private Debt Awards 2020 (awarded February 2021). – ‘Best Bank for ALM and Libor Transition Management’ from the GlobalCapital Covered Bond Awards 2021. – ‘#1 bank for Overall FX Service Quality to the UK corporate sector’ from Coalition Greenwich 2021. We have advanced product innovation in the voluntary carbon market by supporting NatWest Group’s collaboration with other international banks to develop a transparent global marketplace for carbon offsets with clear and consistent pricing and standards known as Carbonplace. We also progressed the development of our digital bond capability, completing a successful pilot trade of a blockchain bond in the secondary market. We made significant progress on the implementation of our agreement with BNP Paribas for the provision of house futures and associated back-office services, and in January 2022 we successfully went live with the outsourcing of back office services for our US-based Listed Derivatives business. Note: The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). The NatWest Markets segment excludes the Central items & other segment. We have supported our customers’ evolving needs with innovative solutions and continued to deliver a more integrated customer proposition across NatWest Group. We have made good progress on building a refocused, sustainable business from which we can grow. We incurred an operating loss in 2021, but have continued to reduce our risk-weighted assets (RWAs) and operating expenses. Total income (£m) 415 2020: 1,123 Operating expenses (£m) (1,161) 2020: (1,310) Operating loss (£m) (711) 2020: (227) Risk-weighted assets (£bn) 24.2 2020: 26.9 Climate and Sustainable Funding and Financing (£bn) 9.7 2020: 7.2 GBP-denominated DCM volume by bookrunner – FY 2021 Dealogic #1 2020: #1 NatWest Markets incurred an operating loss of £711 million in 2021. A reduction in income was driven by a weak performance in Fixed Income, reflecting subdued levels of customer activity and the continued reshaping of the business. This also contrasted with the exceptional levels of market activity seen in 2020. Operating expenses were £149 million, or 11.4%, lower compared with 2020. We continued to reduce costs in line with the strategic announcement in February 2020, with other expenses decreasing by 12.6%. RWAs were £2.7 billion lower than 2020 reflecting lower levels of market risk and counter-party credit risk, including the impact of capital optimisation actions taken throughout the year. NatWest Group plc – Annual Report on Form 20-F 48

One of the most important ways we can do this is by helping tackle climate change. To build out the green infrastructure needed to reach net-zero targets first requires the funding and the market mechanisms to deliver it. This is where NatWest Markets has a vital role to play. Following the UK Government’s announcement of its first-ever sovereign green bond, we supported the second issuance of green gilts in October 2021 as joint bookrunner. The bond, which matures in July 2053, is the longest-dated sovereign green bond currently outstanding in the market. Crucially, it will help finance a whole range of climate projects such as offshore windfarms, zero-emission transport and schemes to decarbonise homes and buildings. With these two green issuances, the UK’s Debt Management Office has become one of the top three largest sovereign issuers of green bonds in the world. NatWest Markets is proud to be part of this process, and to have helped deliver on the government’s commitment to issue a minimum of £15 billion of green gilts in 2021–22. Supporting the UK Government to tackle climate change NatWest Markets and green finance Being purpose-led is about knowing and fulfilling our responsibilities. It means delivering on our commitments to our stakeholders, society and the environment. “NatWest Markets is proud to have helped deliver on the government’s commitment to issue a minimum of £15 billion of green gilts in 2021–22” NatWest Group plc – Annual Report on Form 20-F 49

Ulster Bank Rol During 2021, we entered into binding agreements for the sale of material parts of our commercial and personal banking businesses with Allied Irish Banks p.l.c. (AIB) and Permanent TSB p.l.c. (PTSB), which subject to regulatory and other approvals and other conditions being satisfied, are expected to be completed during 2022 and 2023. Since the end of July 2021, (apart from the UBIDAC asset finance business), commercial banking has been closed to new customers, remaining open for existing customers only. Since the end of October 2021, we have stopped accepting applications from new personal customers, but continue to consider applications on a reduced number of products from existing personal customers, mainly mortgages. We have focused on effective and timely communications, engaging with all customers impacted by the loan sales and launched the ‘Choose, Move & Close’ readiness campaign designed to give personal customers, especially those in vulnerable situations, as much notice as possible of the steps they will be required to take to move the products they hold with us that are not already covered by the sale agreements. This readiness campaign is an important step in our closure, not just for customers but for the industry too, as we work together to ensure the safe transition of customers to their new providers. With this in mind, we are engaging with the rest of the industry within the bounds of competition law, to allow them time to prepare for the volume of customers who will need to move or switch accounts. We are also engaging with the main direct debit originators and large employers to provide advance notice of the changes to allow them time to prepare to help their own customers and employees who will be switching accounts. In July 2021, we launched our Customer Charter, a set of principles developed from our colleagues’ ideas and suggestions for how we best serve customers and the communities in which we operate throughout the withdrawal process. This includes helping customers in vulnerable situations to close or move their accounts, continuing to provide financial education to customers and donating surplus office furniture to local communities and charities. Following the announcement of the phased withdrawal, our focus on colleague wellbeing has been a key priority. Listening sessions were held to answer questions and keep our colleagues informed. We also invested significantly in learning and development to support colleagues, which has included one-to-one career coaching sessions and career development focus workshops. Following the announcement to begin a phased withdrawal from the Republic of Ireland, we have made progress to develop and implement a plan which acts in the best interests of customers, colleagues and stakeholders. Our focus is to support customers and colleagues now and help them to prepare for the future. Continuing operations Business performance continued Total including discontinued operations Total income (£m) 228 2020: 222 Net loans to customers (£bn) 6.7 2020: 18.0 Operating expenses (£m) (482) 2020: (441) Operating loss (£m) (226) 2020: (358) Total income (£m) Net loans to customers (£bn) Operating expenses (£m) Operating profit/(loss) (£m) 497 2020: 510 (527) 2020: (486) 55 2020: (226) 15.6 NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 50 2020: 18.0 The results above are presented for continuing operations. For further details on the treatment of discontinued operations refer to Note 8 to the consolidated financial statements in the Annual Report on Form 20-F.

Outlook Outlook. The economic outlook remains uncertain. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on current market interest rate and economic expectations. – In 2023, we expect to achieve a return on tangible equity of comfortably above 10% for the Group. – In 2022, we expect income excluding notable items to be above £11.0bn in the Go-forward group. – We plan to invest around £3 billion over 2021 to 2023 but, with continuing simplification, we plan to reduce Go-forward group operating expenses, excluding litigation and conduct costs, by around 3% in both 2022 and 2023. – As a result of positive actions to change the shape of our book in recent years, we expect our through-the-cycle impairment loss rate to be around 20 – 30 basis points. We expect our 2022 and 2023 impairment charge to be lower than our through the cycle loss rate. – Across 2022 and 2023, we expect movements in RWAs to largely reflect lending growth and our phased withdrawal from the Republic of Ireland. Capital and funding – We aim to end 2022 with a CET1 ratio of around 14% and target a ratio of 13-14% by 2023. – We intend to maintain ordinary dividends of around 40% of attributable profit and to distribute a minimum of £1 billion in each of 2022 and 2023 via a combination of ordinary and special dividends. – We intend to maintain capacity to participate in directed buybacks of the UK Government stake, recognising that any exercise of this authority would be dependent upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12-month period. – We will consider further on-market buybacks, in addition to the £750 million announced today, as part of our overall capital distribution approach as well as inorganic opportunities provided they are consistent with our strategy and have a strong shareholder value case. – As part of the NatWest Group capital and funding plans we intend to issue between £3 billion to £5 billion of MREL-compliant instruments in 2022, with a continued focus on issuance under our Green, Social and Sustainability Bond Framework. NatWest Markets plc’s funding plan targets £4 billion to £5 billion of public benchmark issuance. Ulster Bank RoI – We have made good progress on our phased withdrawal from the Republic of Ireland and expect the majority of the Allied Irish Banks and Permanent TSB asset sales to be largely complete by the end of 2022 and deposits to reduce over a longer timescale. – We would expect income and RWAs to follow the balance sheet trajectory. We expect the cost base to reduce over time and anticipate other operating expenses, excluding withdrawal related costs, in 2023 will be around €200 million lower than 2021. – We expect to incur disposal losses through income of around €300 million in 2022 and withdrawal related costs of around €600 million across 2022-24, with around €500 million incurred by the end of 2023. – We expect the phased withdrawal to be capital accretive. NatWest Group plc – Annual Report on Form 20-F 51 The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

Section 172(1) statement In this statement we describe how our directors have had regard to the matters set out in section 172(1) (a) to (f) of the Companies Act 2006 (section 172) when performing their duty to promote the success of the company. Board engagement with stakeholders Supporting effective Board discussions and decision-making Our purpose continues to influence Board discussions and decision-making. Our Board and Committee terms of reference reinforce the importance of considering both our purpose and the matters set out in section 172. Our Board and Committee paper template includes a section for authors to explain how the proposal or update aligns with our purpose and a separate section for them to include an assessment of the relevant stakeholder impacts for the directors to consider. Our directors are mindful that it is not always possible to achieve an outcome which meets the requirements, needs and/or expectations of all stakeholders who are, or may be, impacted. For decisions which are particularly challenging or complex, we introduced an additional page to our paper template in 2021 which provides directors with further information to support purposeful decision-making. This additional page uses the Blueprint for Better Business as a base and is aligned to our broader purpose framework. Principal decisions Principal decisions are those decisions taken by the Board that are material, or of strategic importance, to the company, or are significant to NatWest Group’s key stakeholders. This statement describes three examples of principal decisions taken by the Board during 2021. Likely long-term consequences. Employee interests. Relationships with customers, suppliers and others. The impact on community and environment. Maintaining a reputation for high standards of business conduct. Acting fairly between members of the company. Section 172(1) statement Withdrawing from the Republic of Ireland What was the decision-making process? In February 2021, the Board took the decision to commence a phased withdrawal from the Republic of Ireland. This was a very carefully considered decision by the Board that followed a strategic review of the Ulster Bank business in the Republic of Ireland, which concluded that Ulster Bank Ireland Designated Activity Company (UBIDAC) would not be able to generate sustainable long-term returns for NatWest Group plc’s shareholders. Alongside the decision to withdraw, it was announced that a non-binding Memorandum of Understanding with Allied Irish Banks, p.l.c had been entered into in connection with the sale of a portion of UBIDAC’s performing commercial loan book. To support the Board in its decision-making, it received comprehensive papers prepared by management which updated the Board on the progress of each stage of the strategic review and sought the Board’s support to proceed to the next stage. These papers included detailed analysis of the potential options available to execute the withdrawal (including potential counterparties and transactions), valuations, financial impacts, key risks, and stakeholder impacts and engagement plans. During its discussions, the Board acknowledged the complexity and challenges of a withdrawal and the various options were explored through the lenses of time, value, execution risk and stakeholder impacts. How did the directors fulfil their duties under section 172? How were stakeholder interests considered? At each stage of the strategic review the directors were mindful of their duties under section 172 including the likely long-term consequences of the decision. Each update the Board received provided an overview of relevant stakeholder considerations. The Board discussed in detail the various stakeholders that would be impacted (including shareholders, employees, customers, suppliers, regulators and communities), what their concerns were likely to be and the key messages that would support engagement. The Chairman and Group CEO undertook engagement directly with key stakeholders and reported back to the Board on their discussions. The UBIDAC CEO also attended each meeting at which the strategic review was discussed to provide direct feedback to the Board on stakeholder concerns and considerations. How was our purpose considered as part of the decision? Considering relevant stakeholder interests is key to purposeful decision-making. Our new purposeful decision-making page was used to provide the Board with a detailed analysis of stakeholder considerations and impacts, using the Blueprint for Better Business framework. Having taken the decision to withdraw, the Board agreed this should be done in an orderly manner that was considerate to customers, colleagues, suppliers and other stakeholders. Actions and outcomes The Board continues to receive updates on the execution of the withdrawal. A binding agreement was subsequently reached with Allied Irish Banks p.l.c. on the sale of the majority of UBIDAC’s performing commercial lending portfolio. Factors considered: NatWest Group plc – Annual Report on Form 20-F 52 The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually. For 2021, they remained customers, colleagues, communities, investors, regulators and suppliers. Examples of how the Board has engaged with key stakeholders, including the impact on principal decisions, can be found in this statement and on pages 14 to 17 of this document (stakeholder engagement) and pages 86 to 97 of this document (Corporate governance report).

Approving capital distributions Approving our refreshed values What was the decision-making process? During 2021, the Board recommended a final dividend, agreed to participate in a directed buyback of ordinary shares from Her Majesty’s Treasury, approved an interim dividend and agreed to commence an on-market buyback of ordinary shares, as well as providing outlook guidance to investors on capital distributions. The Board’s decisions were informed by the 2021 capital distribution plans as well as regular updates on NatWest Group plc’s financial and capital positions. A key focus of Board-level discussions was how surplus capital was being managed. The Group Board Risk Committee also reviewed all capital distributions proposals in advance of Board consideration, and recommended them to the Board for approval. How did the directors fulfil their duties under section 172? How were stakeholder interests considered? Again, in taking decisions, the directors were mindful of their duties under section 172. For the dividend decisions the directors were particularly focused on whether the declaration of a dividend would support the long-term sustainable success of the company. The Board also sought advice from NatWest Group plc’s corporate brokers on investor expectations in respect of the outlook guidance. How was our purpose considered as part of the decision? The Board is aware that in taking decisions on capital distributions, it also needs to consider the financial implications of those decisions in terms of continuing to support customers and maintaining financial stability. Actions and outcomes The final dividend of 3 pence per ordinary share was approved by shareholders at the Annual General Meeting in April 2021 and an interim dividend of 3 pence per ordinary share was approved by the Board in July 2021. The outlook guidance on capital distributions was announced as part of the 2020 annual results in February 2021. It stated that, subject to market conditions, the company intended to maintain ordinary dividends of around 40% of attributable profit and aimed to distribute a minimum of £800 million per annum from 2021 to 2023 via a combination of ordinary and special dividends. This was updated by the Board in July 2021 which increased the outlook guidance for capital distributions from £800 million to £1 billion for 2021 and future periods (again subject to market conditions). In March 2021, the company participated in a directed buyback of ordinary shares from Her Majesty’s Treasury and in July 2021 the Board agreed to commence an on-market buyback of ordinary shares, further reducing the UK Government’s shareholding in NatWest Group plc. What was the decision-making process? In July 2021, the Board received an update on the work being undertaken to refresh our values and the related behavioural framework to provide greater alignment to our purpose and strategy. At that time, the Board confirmed its support for the refresh and noted that the final proposal would be brought back to the Board for approval. In December 2021, the Board was presented with detailed proposals from management seeking approval for the recommended refreshed values and behaviours. The paper explained the behavioural science and data-led approach that had been adopted and the range of stakeholders that had been engaged. The paper also set out the first draft of the people proposition that would be aligned to the refreshed values. The Board discussed the proposals and provided positive feedback on both the approach taken and the refreshed values. How did the directors fulfil their duties under section 172? How were stakeholder interests considered? The paper explained very clearly the stakeholder engagement that had been undertaken in developing the refreshed values and the draft people proposition, both in terms of the stakeholder groups consulted (which included colleagues, customers and communities) and the methods of engagement used (such as interviews with senior executives, workshops, focus groups, digital surveys, external partner review by Blueprint for Better Business and virtual engagement). A stakeholder overview also set out stakeholder impacts and a number of Board members provided direct input and feedback as part of the stakeholder engagement process. Colleagues were, understandably, the key focus of the Board’s discussions. How was our purpose considered as part of the decision? The refresh of our values was undertaken to provide greater alignment with our purpose and strategy and the Board acknowledged this as part of its discussions. Actions and outcomes The Board approved the refreshed values in December 2021 and noted the intention to launch them to colleagues, customers and communities in 2022. Factors considered: Factors considered: “The Board knows how important it is to engage with our stakeholders, to listen to them and to consider their interests during Board discussions and decision-making. Understanding the needs of our stakeholders is at the core of our purpose framework.” Howard Davies, Chairman NatWest Group plc – Annual Report on Form 20-F 53

Listening and responding to our customers We want to know what our customers think about us. It helps us better understand their needs and improve the products and services we offer. The insight from these surveys is reported at the most senior levels of the bank and plays a crucial role in how we address the evolving requirements of our customers. In 2021, we responded to customer feedback with a range of innovative solutions. Stakeholder focus areas Customers Customer trust NatWest 74% Q4 2021 76% Q4 2020 Royal Bank of Scotland 68% Q4 2021 61% Q4 2020 Source: Yonder reputation tracker, GB, trust amongst Retail Banking customers Listening, engaging and partnering with our stakeholders is vital for the success of our business. It helps us to address our operational impacts and improve outcomes for customers, society and the environment. In the following sections we detail some of the notable steps we have taken to respond to our stakeholders’ changing requirements during 2021. So that customers can settle payments easily between family and friends (without the need to share account details or hold cash), we launched ‘PayMe’. This service uses Payit, our Open Banking Payments solution, to request a payment from anyone who uses online or mobile banking and has a participating UK Bank account. Payment can be made via a link or QR code, which can be scanned by any device with a camera. Our approach to Open Banking and the innovative use of data has also created opportunities for reusing services and capabilities across NatWest Group products, making it simpler and quicker to develop and deploy them to our customers. For example, through Tyl, Payit and Mettle we will be able to offer a seamless, one-bank payments proposition, delivering personalised, smart insights for businesses so they can track sales, target customers and grow loyalty. Elsewhere, a new feature launched in 2021 in the mobile banking app to enable our retail and commercial customers to deposit cheques has swiftly become one of the app’s most used features – testament to both the demand for, and usability of the function. For our Commercial Banking customers, we also enhanced our digital platform offering ‘Bankline’, with new and improved functionality within the service. Making banking more accessible We recognise that our customers’ individual needs are all different. As such, we aim to make banking as accessible as possible for everyone, offering our customers the ability to choose from a variety of face-to-face, digital and remote options. We have more than 800 branches and 16,000 physical points of presence, including our ATM network and our relationship with the Post Office, which remain an important part of how we deliver services to our customers and communities. NatWest Group plc – Annual Report on Form 20-F 54 To achieve this, we have in place a framework of independent customer feedback surveys that measure satisfaction across our business segments. In terms of customer advocacy in 2021, Net Promoter Scores (NPS) for Retail Banking improved by six points for NatWest and seven points for Royal Bank of Scotland. Business Banking NPS remained flat. In Commercial Banking NPS declined by two points for NatWest and six points for Royal Bank of Scotland. Refer to page 56 of this document for the full breakdown of scores.

Customers can now also take greater digital control of their finances through our mobile app, including the ability to open an account, check their credit score and apply for a mortgage. Our app is compatible with both Apple and Android accessibility features such as inverting colours and magnifiers, as well as biometric log-ins. We have also introduced a dark/ light mode for customers with visual impairments or dyslexia. Our AI virtual assistant, Cora supports customers via the ‘message us’ feature in the app, and our contact centre colleagues are just a click away with the ‘tap to call’ function. When our customers want the reassurance of a face-to-face conversation remotely, our video banking service is available. We offer customers who require additional support a range of accessibility services, such as accessible statements in braille, large print and audio CD. BT’s Relay UK service also supports customers with hearing impairments through a type-to-talk service, while accessible card readers, rubber signature stamps, braille card wallets and our talking ATM service are other key accessibility features. Combating financial crime Detecting and preventing financial crime to protect people, families and businesses is a key priority for NatWest Group. Along with other major banks and telecoms companies, we participated in a pilot scheme to introduce a hotline to help fight fraud across the industry and protect our customers from fraud and scams. Spearheaded by Stop Scams UK (SSUK), the phone number ‘159’ is designed to disrupt scams in which victims have been contacted or engaged by a scammer via phishing or impersonation. The number works by encouraging customers experiencing suspected fraud to stop, hang up and call 159, at which point they are directed to their bank. Supporting customers in vulnerable situations At any time, a customer may find themselves either in a vulnerable situation or caring for a loved one experiencing a vulnerability. The continuing impact of COVID-19 has meant that for many of our customers this was a reality in 2021. Our dedicated customer care line, which was set up in response to the pandemic, has continued to support a significant number of our customers in 2021. Our support service ‘Banking My Way’ continues to develop, with customers now able to tell us about the support they need by updating their details in the new mobile app function. In 2021, we continued to work with organisations such as ‘GamCare’ and the ‘Money Advice Trust’ to improve the support available to customers in vulnerable situations, connecting them to expert advice where appropriate. We also significantly expanded our referral programme with Citizens Advice, connecting customers to their advisers where we identify additional advice or vulnerability needs. In February 2021, with the domestic abuse charity SafeLives, we launched The Circle Fund. The Circle Fund, available for three years, supports SafeLives to provide small grants to help economic abuse victims and survivors to regain financial confidence and control. This follows from our announcement to donate £1 million for the fund in 2020. We know how important our branches are to our customers. But we also know that the ways in which our customers live, work and bank have altered dramatically in the past two years. To meet these changing needs and to help people, families and businesses to rebuild and thrive, we plan to turn our branches into sustainable local banking hubs. We want to provide our customers a space in the heart of our high streets with a range of specialist services, venturing beyond traditional banking to help break down barriers to enterprise and increase financial capability. Our Broadmead Bristol hub, which opened earlier in 2021, is the first example of this. Within the hubs, retail customers are able to connect face-to-face and learn more about financial education and how to best manage their money, and businesses can access expert advice and collaboration spaces. The hubs will also include enterprise zones, where potential and current customers can liaise with local enterprise managers and other specialists with access to initiatives such as ‘Women in Business’ or our ‘Accelerator’ programme. Among the other features are: dedicated events and learning spaces, which can also be used by local charities or community groups; customer hot desks offering free Wi-Fi; private consultation rooms, where we can provide confidential assistance to customers both face to face and digitally; and self-service areas with colleague assistance to support people with simple banking transactions quickly and conveniently. And from listening to our customers, we understand that managing the environmental impact of the space is vital. To help reduce waste and promote sustainability, we’ve incorporated recycled furniture, included water bottle refill stations for customers and removed paper marketing materials. We’ll also measure the climate impact of our new local banking hubs through the SKA and Energy Performance Certificate (EPC) assessments. NatWest Group plc – Annual Report on Form 20-F 55

Stakeholder focus areas continued

Customers continued

Our brands are our main connection with customers. We track customer advocacy for our key brands and services using the Net Promoter Score (NPS), a commonly used metric in banking and other industries across the world.

Overall NPS

Banking:

	Retail	Business	Commercial
NatWest			
Q4 2021	13	-2	22
Q4 2020	7	-2	24
Source	Strategic NPS benchmarking study run through InMoment, England & Wales	MarketVue Business Banking from Savanta, England & Wales, businesses with a turnover up to £2m	MarketVue Business Banking from Savanta, England & Wales, businesses with a turnover up to £2m
Royal Bank of Scotland			
Q4 2021	-2	-12	21
Q4 2020	-9	-13	27
Source	Strategic NPS benchmarking study run through InMoment, Scotland	MarketVue Business Banking from Savanta, Scotland, businesses with a turnover up to £2m	MarketVue Business Banking from Savanta, Scotland, businesses with a turnover over £2m

Customer Trust

	Dec 2021	Dec 2020
NatWest	74%	76%
Royal Bank of Scotland	68%	61%

Source: Yonder reputation tracker, GB, Trust among Retail Banking customers

Source: Yonder reputation tracker, GB, Trust among Retail Banking customers

Retail Banking

	Q4 2021	Q4 2020
Account opening	28	16
Mortgage	14	16
Mobile Banking	45	44
Online Banking	25	22

Source: Strategic NPS benchmarking study run through InMoment (each measure)

Business and Commercial Banking

	Q4 2021	Q4 2020
Lending	78	76
Day-to-day servicing	37	32

Source: Operational NPS study run through InMoment (each measure)

NatWest Group plc – Annual Report on Form 20-F 56

Investors Transparency and engagement Private investors We engaged with our private investors through our Annual General Meeting (AGM), virtual shareholder events, and our annual and strategic report communications. In light of ongoing restrictions related to the COVID-19 pandemic, investors were not be able to attend the 2021 AGM in person. However, we held a live virtual shareholder event a week prior to the AGM. Investors were invited to submit questions either in advance of, or during, the virtual event and the answers to questions on key themes were displayed on our website. In addition, we held two further virtual events in July and November 2021. At these events, we spoke about the work NatWest Group is doing to support and stimulate enterprise, why it was so important for us to sponsor COP26 and how tackling climate change is at the core of our purpose. These virtual shareholder events remain a key component of our stakeholder engagement programme and provide an opportunity for private investors to hear from, and ask questions of, Board members and senior management on topics such as innovation, enterprise, sustainability and our financial performance. It is our intention to deliver further virtual events in 2022. In addition, we published investor updates on the topics of ‘Championing Enterprise’ and ‘Our Purpose: Beyond COP26’. These updates provided information on initiatives such as the relaunch of our enterprise programme, the additional £1 billion in funding to help support female-led businesses in the UK recover from the pandemic, the introduction of our carbon footprint tracker for our mobile app and our launch of the UK’s first carbon-neutral podcast. Our investor updates and recordings of our virtual events can be found on our website. Institutional investors We have a well-established programme of engagement with our institutional investors. The financial year begins with a presentation on our annual results in February, hosted by our Chairman, CEO and CFO. This live event includes an interactive Q&A session to give research analysts and investors an opportunity to ask questions and engage with our management team. We then follow up quarterly with presentations to the market when we announce each set of financial results in April, July and October. While these events could not be held face to face in 2021, we were able to host a live presentation and Q&A session via Zoom, enabling the same level of interaction in a virtual forum. In addition to the quarterly results presentations, we hosted a programme of virtual one-to-one and group meetings with institutional investors from around the world. Across our management team, we hosted over 250 meetings with investors covering key topics such as progress against our financial targets, strategic priorities, innovation, ESG and industry challenges. While the total number of one-to-one meetings was lower than the prior year when we saw an unusually heightened demand for time with management due to the pandemic, our CEO and CFO engaged regularly with UK Government Investments and our largest active institutional investors throughout the year. To enhance our investor relations programme during a challenging time when we were unable to meet face to face, we hosted a series of ‘Meet the Exco’ and business spotlight presentations via Zoom. These events gave analysts and investors the opportunity to hear from key members of our executive team as they discussed their priorities for the year ahead and to ask questions live over Zoom. Environmental, Social and Governance (ESG) issues were regularly discussed at our one-to-one meetings and we also engaged with specialist socially responsible investors through a programme of meetings with ESG analysts from institutional investors, presentations at ESG-focused conferences and increased interactions with sustainability rating agencies. Alongside the virtual shareholder events mentioned above, members of our Board hosted a live virtual corporate governance forum. This gave investors the opportunity to hear an update on Board priorities in 2021 and the opportunity for a discussion on corporate governance topics directly with our non-executive directors. A key development in terms of the transparency of our business during 2021 was the enhancement of two key areas of our non-financial reporting. In recognition that climate change is a critical global issue which has significant implications for our investors (as well as our customers, employees, suppliers and partners), we produced our first standalone Climate-related Disclosures Report in February 2021. This comprehensive document was a material step towards alignment with the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations and recommended disclosures. The report covered our climate strategy and associated ambitions, governance, scenario analysis, risk management and climate-related metrics. We also produced our first Environmental, Social and Governance Supplement – providing investors and other stakeholders with a deeper understanding of the work that we are doing to understand and manage issues facing our business, customers, communities and society as a whole. NatWest Group plc – Annual Report on Form 20-F 57

Colleagues Helping our colleagues to thrive We want NatWest Group to be a great place to work. By offering a fulfilling job, a healthy workplace, fair rewards, excellent development and great leadership, we believe together our colleagues can thrive and unlock the full potential of NatWest Group. Our People Pledge sets out commitments and initiatives in direct response to what colleagues tell us is important to help them in their jobs. Throughout 2021, we have worked with colleagues to champion their potential across all five parts of the pledge: ‘Help you develop your skills’; ‘Support your wellbeing’; ‘Help customers thrive’; ‘Create inclusive and connected teams’; and ‘Help you make a difference’. The pandemic has drastically altered how we work and has changed (perhaps forever) the relationship between employers and employees. We listen to our colleagues and use this insight to attract, engage and retain the best talent for the future. Our colleague listening strategy – which includes: our colleague opinion surveys; a Colleague Advisory Panel (CAP) that connects colleagues directly with our Board; the ‘Colleague Experience Squad’, a group of colleagues who volunteer to provide feedback on colleague products and services; and Workplace, our social media platform – contributes to our deeper understanding of colleague sentiment. We also track metrics and key performance indicators which we can benchmark with sector and high-performing comparisons. Over 46,700 colleagues (81%) participated in our September 2021 Our View survey. The results showed that colleague sentiment remains strong, despite the pandemic. Lead measures in culture, purpose, inclusion and building capability showed a continued and sustained year-on-year improvement (+1 percentage point each). Across all 15 measured categories, NatWest Group sits an average of 11 percentage points above the Global Financial Services Norm (GFSN) and five percentage points above the Global High Performance Norm (GHPN).(1) Regular interactions with our employee representatives such as trade unions, elected employee bodies and works councils are a vital means of transparency and engagement for us. We frequently use these sessions to discuss developments and updates on the progress of our strategic priorities. In 2021, topics included ‘ways of working’ and ‘health and safety in the context of the pandemic’. We are also committed to respecting our employees’ rights of freedom of association across all our business. In addition, our CAP was set up in 2018 to help promote colleague voices in the boardroom. For full details, refer to the Corporate governance report and ESG Supplement. Performance and reward Our approach to performance management provides clarity for our colleagues on how their contribution links to our purpose, with all colleagues set performance goals across a balanced scorecard of measures. We continue to ensure employees are paid fairly for the work they do and are supported by simple and transparent pay structures in line with industry best practices. We keep our policies and processes under review to ensure we do so. In general, the scores from the reward category in Our View declined since 2020, although in all but one category they remain above the GFSN. We will be looking to address this, subject to performance, in 2022. In the UK, our rates of pay continue to exceed the Living Wage Foundation benchmarks and we ensure employees performing the same roles are paid fairly. We ensure colleagues have an awareness of financial and economic factors affecting our performance through quarterly ‘Results Explained’ communications and ‘Workplace Live’ events with our Group Chief Executive Officer and Group Chief Financial Officer. Refer to our Directors’ remuneration report for full details on our remuneration policies and employee share plans. Helping colleagues realise their potential At NatWest Group, we exist to champion potential and help people, families, and businesses to thrive – helping them at every stage of their lives. We’ll achieve our ambition to be a relationship bank for a digital world by working together as one team, across NatWest Group. Investing in our workforce in a variety of ways helps us achieve that. To support this, we’re building a learning organisation that tests ideas and learns every day – helping colleagues develop the capabilities to stay relevant and employable for the future. The COVID-19 pandemic has accelerated the pace of change, and it is likely that predictions made for 5-10 years’ time – working seamlessly alongside robotics, smarter uses of AI and collaboration across organisations and boundaries – will become the norm more quickly. This will have a significant impact on how people work and the capabilities they will need to thrive in this new world. At NatWest Group, we believe that we have an obligation to help build skills across our industry. Working with the Financial Services Skills Commission, we led the build of an industry- wide skills framework that is available via an online tool to all financial services organisations in the UK. Its purpose is to create a consistent language around skills across the industry – which in turn will support mobility and is in line with our commitment to support wider communities. In 2021, we provided all colleagues with access to build future skills through the NatWest Group Learning Academy, bringing together learning opportunities and curated content into a single place. This supports our commitment for all colleagues to be upskilled in future-focused skills by 2025. Around 80% of colleagues have used it since it launched in 2020 and, in 2021, we’ve offered new topics including cybersecurity and innovation. It has helped us to increase colleague learning completions by 10%, with our target (aligned to the UN Sustainable Development Goals) to increase them by 50% at the end of 2023. As well as increasing our colleagues’ learning and development, we’re also focused on ensuring that it’s the right kind. We have made a commitment that half of all learning at NatWest Group is focused on building critical skills for the future. We have prioritised data and digital capability and have given our colleagues access to a range of opportunities to build these skills through the NatWest Group Academy. Early Stakeholder focus areas continued (1) NatWest Group Our View results exclude Ulster Bank RoI. NatWest Group plc – Annual Report on Form 20-F 1 NatWest Group plc – Annual Report on Form 20-F 58

Supporting our colleagues’ wellbeing To be part of NatWest Group means being part of something bigger than ourselves, where the strength of our culture underpins everything we do; an organisation where we all learn, grow, thrive and support each other. A vital part of this is having a fully embedded wellbeing strategy; refer to our ESG Supplement for full details. progress is positive with data learning up 134% and digital learning up 31%. We also continue to invest in our people to do their job, with 99.6% of our front-line colleagues professionally accredited within their first 18 months in role. We are committed to reskilling colleagues whenever possible. The Mobility Hub supports with redeploying colleagues and reskilling them for future work. In 2021, we commenced our first formal reskill programme, with 20 colleagues who were at risk of redundancy taking the opportunity to reskill as software engineers. Of these, 17 accepted permanent positions. In 2021, we launched our global Talent Academy to help identify and develop colleagues with high potential through a programme of challenging and purposeful development opportunities. For the first time, colleagues were encouraged to self-nominate regardless of role, level, working pattern and location. Following a robust assessment process, 3,911 colleagues were accepted on to the programme. The cohort is 53% male and 47% female, and 23% of the successful applicants come from a Black, Asian and Minority Ethnic background, thus providing NatWest Group with a diverse talent pipeline for the future. As we committed to, we hired over 1,000 interns, graduates and apprentices in 2021; including 205 colleagues who were recruited through our social mobility apprentice programmes and we aim to hire a further 1,100 interns, graduates and apprentices in 2022. We are also focusing on building our leaders’ capabilities, which is critical to delivering our purpose-led strategy. Our ‘Determined to Lead’ programme has helped focus and energise our people leaders, cultivating a framework for common leadership behaviours and practices. In addition, our leadership, talent and career support activity is enabled by our new Leadership and Coaching Faculty. This resource gives our leaders access to clear thinking, relevant frameworks and problem-solving approaches at the point of need. Supporting this, our succession planning processes enhance our framework to spot, develop and mobilise a diverse pool of our most promising talent. Successors are assessed and developed against a purpose-led profile that defines the behaviours, traits and drivers associated with success in a purpose-led role and organisation. Our Succession Council gives bank ExCo successors the opportunity to engage directly with the CEO and other ExCo members to ensure they have the potential and aspiration to reach ExCo level. Our most talented senior leaders are given exposure through Board & Talent sessions with interactive sessions discussing topics that are shaping the direction of NatWest Group. Following the success of our first NatWest Junior Management Team (JMT), a second cohort was selected in September 2021. The JMT mirrors the NatWest Group Executive Committee and brings a fresh perspective and voice to that team. They also deliver key strategic projects to broaden their experience, exposure and connections across NatWest Group. Refer to our ESG Supplement for full details on how we support colleagues to realise their potential. Diversity, equity and inclusion Creating a diverse, equitable and inclusive workplace is integral to fulfilling our purpose. It enables us to truly connect with, and serve, our diverse customers and communities with the products and services they need. We remain committed to progressing our diversity, equity and inclusion strategy, focusing on becoming gender balanced, ethnically diverse, disability smart, LGBT+ innovative and an inclusive workplace. Inclusive workplace Colleague sentiment on inclusivity continued to increase in 2021, reaching a score of 93 percentage points. We are 14 percentage points above the GFSN and 10 percentage points above the GHPN. Although sentiment has increased in all colleague groups, our focus is now on where scores may vary for our minority colleague groups. Our 2021 Inclusion Week showcased diversity, equity and inclusion across our business. This offered time to reflect on why we need a diverse and inclusive workplace, to celebrate the progress we are making, and challenge ourselves to do more. We also continued to focus on behavioural change through new and enhanced learning modules. These include our mandatory learning and additional optional learning (such as ‘Choose to Challenge’, which educates colleagues on the importance of challenging behaviours that are not inclusive). For more details refer to our ESG Supplement. We continued to support our employee-led networks, which have around 24,000 members globally. These include: Gender, Multicultural, Disability, Rainbow (LGBT+), Armed Forces, Families & Carers, Sustainable Futures, and Aspire. In 2021, NatWest Markets Americas’ Energized Employees Network (and sub-networks) focused on uniting and empowering colleagues by running several events and initiatives, including ‘One Small Step: The George Floyd Verdict’ hosted by the Black Professional Network and ‘New Ways of Working and the Impact on Women’ hosted by the Gender Network. We have been listed in the ‘Working Families Benchmark Top 10 Employers’, showing that we are among those leading the way in building a flexible, family-friendly workplace. We have also been accredited as a ‘Good Work Standard’ employer at Excellence (highest) level by the Mayor of London’s office. We marked ‘South Asian Heritage Month’ with cultural celebrations and awareness campaigns that define the diverse cultural tapestry of our South Asian colleagues. We ran events (such as wedding traditions across different faiths) and created a memory wall for colleagues to share personal histories. For the third consecutive year, NatWest Poland received the highest score in ‘Diversity IN CHECK’ – a certification granted to employers well advanced in managing diversity and inclusion considerations. References to ‘colleagues’ in this Strategic report mean all members of our workforce (for example, contractors, agency workers). NatWest Group plc – Annual Report on Form 20-F 59

Gender balanced Our Board composition exceeds the FTSE Women Leaders target with a figure of 36% female representation. We have female representation of 29% on our executive management team, with a female Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Chief People & Transformation Officer and Chief Governance Officer & Company Secretary. We have a target to have full gender balance in our CEO-3 and above global roles by 2030. At 31 December 2021, we had, on aggregate, 38% women in our top three layers, a decline of 1% since 31 December 2020. While representing an increase of 9% since targets were introduced in 2015, we know we have more to do and we continue to focus on the recruitment, retention and advancement of women to meet our 2030 target. The mean gender pay gap for NatWest Bank is 30.1% (median: 34.2%) and the mean gender bonus gap is 26.0% (median: 12.5%). The statutory bonus gap calculated in line with regulation is the number including recognition vouchers (mean 50.5%; median 92.9%). This means that even colleagues who received a small recognition voucher – for example a £10 voucher – are included in the calculations. Most colleagues in our more junior jobs only receive fixed pay – a change made to provide more certainty over earnings; and this means that many colleagues included in the statutory bonus gap calculations only received a recognition voucher. We currently have a higher proportion of women in these roles. We therefore believe the figures excluding recognition vouchers, 26.0% (median: 12.5%), are the most accurate reflection of our gender bonus gap today. In line with being a signatory to HM Treasury’s ‘Women in Finance Charter’, we are committed to implementing its four key industry actions for gender balance across financial services. Executive Sponsor for Gender, David Lindberg (CEO, Retail Banking), is also part of the external Accountable Executive Taskforce for the Charter. In 2021, we were listed as a ‘Times Top 50 Employer for Women’ for the 11th consecutive year. For the fifth year, we’ve retained our place in Bloomberg’s ‘Global Gender Equality Index’. NatWest Group India was recognised as the ‘Winner of Gender Inclusive Workplace’ by ‘UN Women Asia Pacific Awards 2021’ for the region and as a ‘Top 10 Best Workplaces for Women 2021’, awarded by the Great Place to Work (GPTW) Institute, India. Elsewhere, NatWest Poland won the ‘Fair to Women’ award, in recognition of their initiatives and, more specifically, for supporting women in technology. We continued our long-standing collaboration with Women in Banking and Finance (WiBF), a volunteer-led organisation which aims to connect members to thought leaders, business leaders and women at all stages of their careers. Alison Rose was presented with WiBF’s first President’s Award, recognising her contribution to financial services over many years. Ethnically diverse Introduced in 2018, our ethnicity target is to have 14% Black, Asian and Minority Ethnic colleagues in our top four layers (CEO-4 and above) in the UK by 2025. At 31 December 2021, Stakeholder focus areas continued of 86% of colleagues who disclosed their ethnicity in the top four layers in the UK, we have on aggregate 11% Black, Asian and Minority Ethnic colleagues. This represents a 3% increase since targets were introduced. Overall, of those who disclose their ethnicity, 17% of colleagues in the UK identify as Black, Asian and Minority Ethnic. In line with our commitment to transparency under the UK Government’s Race at Work Charter and in anticipation of a requirement to disclose our ethnicity pay gap, we have voluntarily disclosed our ethnicity pay gap for NatWest Group combined UK & Ireland. The mean ethnicity pay gap for NatWest Group is 9.3% (median: 13.0%). The mean ethnicity bonus gap for NatWest Group is 24.2% (median: 17.9%). These bonus gap numbers are excluding recognition vouchers, the numbers including recognition vouchers are 32.8% (median 46.3%). We are proud to be placed in the ‘Top 10 Outstanding Employers’ as part of ‘Investing in Ethnicity Employer’s Maturity Matrix’, a position we have held since its inception in 2018. The Matrix creates a framework and provides a benchmark to assist employers on their ethnicity journey. In 2020, we launched the Racial Equality Taskforce to listen, learn and better understand the barriers faced by colleagues, customers and communities from Black, Asian and Minority Ethnic backgrounds. The Taskforce set out ten commitments in the Banking on Racial Equality report, including a new UK target to have Black colleagues occupying 3% of UK roles (CEO-5 and above) by 2025. At 31 December 2021, we have 1.5% of colleagues who identify as Black in the top five layers in the UK. Overall, of those who disclose their ethnicity, 2% of our colleagues in the UK identify as Black. In 2021, we published a first anniversary update on the report, for full details refer to natwestgroup.com. In October, we celebrated Black History Month 2021 with a theme of Black Excellence. This provided opportunities to celebrate Black people striving to be the best version of themselves, and spotlight Black role models excelling in their chosen fields. We ran events throughout the month, with a keynote lecture from Lord Simon Woolley, supported by our Executive Sponsors for Ethnicity Simon McNamara (Chief Administration Officer) and Nigel Prideaux (Chief Communications Officer). In 2021, we relaunched our Ethnicity Advisory Council to support our ethnicity and inclusion strategy. Chaired by Simon McNamara, nominated diversity and inclusion specialists from different industries will provide critical challenge, guidance, and direction on our strategy. Disability smart In 2021, we re-launched a career development programme on a virtual platform for colleagues with a disability to explore common barriers which impede progress and provide access to tools and techniques to help overcome them. We undertook a discovery session with Lexxic (specialist psychology consultants) to help us create an environment where neurodiversity can flourish. This helped inform us of areas for improvement, with the aim of exploring how to NatWest Group plc – Annual Report on Form 20-F 60

become an even more neuroinclusive employer. We have a roadmap in place, with five key areas: governance and strategy; awareness and education; positive management culture; attracting and retaining neurodiverse talent; and future ways of working.

Since 2019 we have sponsored the Business Disability Forum's (BDF) Scottish Disability Conference, bringing together organisations to support each other in becoming disability smart. In 2021, the conference ran virtually and consisted of workshops which facilitated group discussions on topics including disability and diversity in the wake of COVID-19, how to have conversations about disability at work, and supporting neurodiverse colleagues in the workplace. The workshops had more than 330 attendees.

In 2021, we refreshed our disability smart e-learning module to help colleagues understand how we can be more inclusive and accessible for all colleagues and customers. The module included an overview of why accessibility is important from our Executive Sponsor for Disability, Oliver Holbourn (Director of Strategy & Ventures) and featured colleagues sharing experiences.

Our efforts to be disability smart are recognised through a gold rating in the BDF benchmark and Leader (the highest level) status in the UK Government's Disability Confident Scheme.

In India, we launched an On-Demand Sign Language programme to facilitate access to sign language interpreters for colleagues with hearing impairments for one-on-one discussion and team meetings. NatWest Group India received special recognition for disability smart work practices at the GPTW Diversity & Inclusion Award Summit 2021. In Poland, we ran a 'Becoming Disability Smart' project to increase support for colleagues with disabilities. A new assistive technology and workplace adjustment process was introduced, as well as updated safety arrangements for disabled colleagues.

LGBT+ innovative

In 2021, we celebrated Pride by running a host of different events that celebrated some of the successes we've had with progressing our work. We also participated in the UK Stonewall Workplace Equality Index to understand what more we can do to support our LGBT+ colleagues and customers. This will provide us with a definitive benchmark and allow us to assess our achievements and progress on LGBT+ equality going forward. Our Executive Sponsor for LGBT+, Jen Tippin (Chief People & Transformation Officer), is guiding and shaping our roadmap for the future.

During 2021, we created a new LGBT+ e-learning module to be launched in 2022. The module focuses on establishing colleagues' understanding of various subjects across the gender identity and sexual orientation spectrum. Our global learning uses colleagues' perspectives and insights from external partners to enhance understanding. We also reviewed and updated our international travel safety guidance for LGBT+ colleagues and our family friendly policies to ensure language and scenarios are LGBT+ inclusive.

As a founding partner of the British LGBT Awards in 2015, we continued our support in 2021 as a sponsor. The awards spotlight organisations working to better meet the needs of LGBT+ people. In 2021, Jen Tippin delivered a keynote speech at the awards and presented the lifetime achievement award.

NatWest Group India received special recognition for LGBT+ workplace practices at the GPTW 2021 Diversity & Inclusion Award Summit. In Poland, we once again hosted and organised the NatWest LGBT+ Business Awards in recognition of organisations and influencers making a real difference to the lives of LGBT+ people in a very challenging climate.

2021 UK ethnicity profile by level

	#Black, Asian and Minority Ethnic	#White	%Black, Asian and Minority Ethnic
CEO-3 and above combined	52	566	8
CEO-4	262	2,018	11
CEO-5	886	5,171	15
Target population (CEO-4 and above combined)	314	2,584	11

2021 Global gender profile by level

	#Women	#Men	%Women
CEO	1	–	100
CEO-1	3	12	20
CEO-2	48	80	38
CEO-3	270	429	39
CEO-4	1,298	1,863	41
Target population (CEO-3 and above combined)	322	521	38

Note: Our reporting reflects our organisational (CEO) levels. This is more reflective of our organisational structure and enables comparison to be made externally. To maintain integrity, we remove colleagues from our reporting that sit in CEO-3 and above that do not hold leadership or influential roles.

For ethnicity: Our reporting only includes colleagues who have disclosed their ethnicity. We report CEO to CEO-3 as a total to comply with GDPR restrictions.

For gender: There are differences between CEO and CEO-1 reporting versus reporting on the gender balance of our Executive Management Team. Female representation on our Executive Management Team is 29%

	Male	Female
Directors of the company	7	4
Executive employees	72	24
Director of subsidiaries	189	68
Permanent colleagues (active and inactive)	30,000	29,500

There were 353 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

NatWest Group plc – Annual Report on Form 20-F 61

Stakeholder focus areas continued Young people have been hit hard by the pandemic. From disrupted study time to reduced job prospects, the current generation of pupils and school leavers will be feeling the shockwaves of COVID-19 for a long time to come. – Bless Chiwanda Stronger together Making a positive contribution to the communities in which we live and work is integral to delivering on our purpose. The last two years have been incredibly tough for many of our customers, but we have also seen the remarkable collective support that happens when people come together. We firmly believe NatWest Group has a role to play in this process, positively impacting communities at both a local and national level. Focused on our communities During the year we worked with the Centre for Social Justice (CSJ) to carry out dedicated research into community strength: ‘Pillars of the Community’ explored what government, business and the third sector can do to strengthen local communities as the UK recovers from the pandemic. The research identified the barriers that prevent local communities from thriving and set out a range of policy initiatives that could help to overcome these barriers. We were also once again in regular contact with our communities, including through our regional boards, leveraging existing relationships and forming new ones. Our seven regional boards are key to delivering the bank’s strategy at a local level and championing potential across the UK. With membership drawn from across the bank, the local insight and strong teamwork of the boards is vital in demonstrating our purpose to the communities we are part of. The boards have been particularly important during the pandemic, bringing people together to help serve our customers and support our colleagues. In 2021, the regional boards continued to focus on engaging with colleagues, customers and communities across the nations and regions of the UK, particularly in the areas of climate, learning and enterprise. Real-life support We believe in supporting our customers with practical measures that can help them in their day-to-day lives. In doing so, we can provide part of the vital infrastructure that communities need to live and thrive, such as our mobile banking fleet, which visited nearly 600 communities every week in 2021. In response to the pandemic we have changed the way we interact with our customers and communities, launching video banking so our customers can meet with us from the comfort of any location they choose. Elsewhere, NatWest Group’s collaborations with Business in The Community (BITC), Hatch and Digital Boost are another vital link with our business communities, providing access to networks, sponsorship and mentorship opportunities. Helping young people into work In 2021, we launched our ‘CareerSense’ programme – which provides free-to-access tools to develop critical skills and support youth employability prospects for 13 to 24-year-olds – especially for those from low-income families and Black, Asian and Minority Ethnic backgrounds. In November 2021, we also Communities Our CareerSense programme Supporting young people into workplaces Bless Chiwanda Journey Developer welcomed our first cohort to the CareerSense ‘Find Your Path’, an initiative for young people not in employment, education or training, which has been created and delivered in partnership with regional youth delivery partners. The scheme helps young people to benefit from a range of skills-development sessions, mentoring and paid work experience. To support the CareerSense programme we have developed the mycareersense.com website, which offers access to a range of free tools and resources, as well as the learning content accessed through our NatWest Learning Academy. In addition, we launched an external learning academy ‘Learning with NatWest’ in November 2021 which supports communities, families and businesses (both customers and non-customers), focusing on five key capabilities: climate; employability; entrepreneurship and enterprise; future skills; and financial capability. For more information, please refer to our NatWest Group ESG Supplement. So, when NatWest Group launched the CareerSense programme in 2021, I saw it as great way of offering some practical help, and welcomed the opportunity to get involved. Along with almost 600 of my colleagues, who have also volunteered, I became a CareerSense Ambassador: a role that has involved me supporting a local high school in Edinburgh, running sessions for S4 pupils. The experience has been great. Not just because of the positive feedback from the school, but because I’ve been able to see so many of the young people get engaged about their next steps. It’s also given me the opportunity to reflect on my own personal development. To think about the skills and behaviours I use daily to deliver my work, while also making a positive change to my local community. Since its launch in June 2021, over 8,200 pupils have registered to attend a skills exploration workshop. That’s a lot of young people getting the career support they need. NatWest Group plc – Annual Report on Form 20-F 62

Our Supplier Charter As a purpose-led business, we foster strong relationships with all our key stakeholders, including our supply chains. In 2022, our ambition is to quantify the impact of all supplier activities through a supplier engagement framework. A key milestone towards this ambition was the launch of the NatWest Group ‘Supplier Charter’ in September 2020. The charter sets out our aims and expectations in the areas of ethical business conduct, human rights, environmental sustainability, diversity and inclusion, the Living Wage and prompt payment. It details what we expect from our suppliers, but also outlines our own commitments in these key areas and the outcomes we aim to achieve by working together. In 2021, led by NatWest Group’s Chief Administrative Officer and with collaboration from subject matter experts and policy owners, we completed our first annual review of the charter. Central to the aims of charter, we worked with EcoVadis – a leading organisation providing third-party, evidence-based assessments of sustainability performance. EcoVadis is helping us to understand and measure our own performance and that of our suppliers against the charter, enabling us to identify social, environmental and ethical improvements. NatWest Group has made significant progress in the first year of working with EcoVadis, with 834 suppliers invited to take part in the assessment, representing over 85% of our in-scope supplier spend. During 2021, NatWest Group Supply Chain Services has delivered the biggest and fastest deployment of EcoVadis supplier sustainability assessments in the UK. Continuing to support our suppliers We are determined to pay our suppliers promptly for the services that they provide to us. Our standard payment terms are normally 30 days. However, from earlier on in the COVID-19 pandemic and since, we have maintained immediate payment on receipt of goods and services whenever possible. This supports our suppliers during this difficult financial period and goes beyond our commitment undertaken as a signatory to the UK Government’s ‘Prompt Payment Code’, which requires payment to be made in 60 days. Ongoing dialogue We operate in a highly regulated market which continues to evolve in scope. As such, we understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies. During 2021, this included bilateral responses to material consultations or other requests for comment/input issued by various government, regulatory and standard-setting bodies. Key consultations that NatWest Group has responded to bilaterally include the FCA’s Consumer Duty proposals; its work on diversity and inclusion; the UK Government’s plans for audit and corporate governance reform; the independent review of Ring-fencing and Proprietary Trading; and the Payment Systems Regulator’s proposals on Authorised Push Payment (APP) scams. We formally engage with our regulators, at both senior executive and Board level, as well as via individual non- executive directors, through continuous assessment and proactive engagement meetings. Most notably, during 2021, we kept our regulators fully informed of any contingencies and impacts on our operations as a result of COVID-19. This has been particularly relevant for monitoring compliance with the Financial Conduct Authority’s Senior Managers and Certification Regime to ensure that all governance arrangements across NatWest Group have been kept under review in the context of the pandemic. We have also engaged with regulators during policy proposal phases on a number of occasions to help inform priorities. SuppliersRegulators NatWest Group plc – Annual Report on Form 20-F 63

Climate-related disclosures overview Climate-related disclosures We recognise that climate change is a global issue which has significant implications for our customers, employees, suppliers, partners, investors and therefore NatWest Group itself. Our ambition is to be a leading bank in the UK helping to address the climate challenge. We have set ourselves the challenge to halve the climate impact of our financing activity by 2030 and to become net zero(1) by 2050. NatWest Group confirms that it has: – made climate related financial disclosures for the year ended December 31, 2021 that it believes are consistent with the Task – set out these disclosures in its “2021 NatWest Group Climate-related Disclosures Report” (the “Climate Report”), published today (and available on natwestgroup.com); and – adopted this approach given the detailed and technical content of the climate-related financial disclosures as it believes these presentations best present its climate related financial disclosures in a decision-useful manner to the users of those reports. (1) Science Based Targets initiative (SBTi) defines net zero as reducing Scope 1, 2 and 3 emissions to zero or to a residual level that is consistent with reaching net-zero emissions at a global or sector level in eligible 1.5 degree-aligned pathways. (2) Upstream operational value chain emissions are all the indirect Scope 3 emissions required for our operations to occur, including emissions from our suppliers, energy creation and transport to our facilities, and our mail. Downstream operational value chain emissions are all of the indirect Scope 3 emissions associated with our operations during and after serving our customers, including customer transport to and from our facilities, how our products are used and how they are disposed of. Accelerating the speed of transition to a net-zero economy Helping to end the most harmful activity Championing climate solutions Net-zero emissions for our operational value chain(2) Embedding climate into our culture and decision-making Net zero by 2050 NatWest Group plc – Annual Report on Form 20-F 64 Force on Climate-related Financial Disclosures (“TCFD”) Recommendations and Recommended Disclosures (as defined in Appendix 1 of the Financial Conduct Authority Listing Rules) and summarised in the tables on pages 66-69 of this document; Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

Climate ambition statements A leading bank in the UK helping to address the climate challenge We have an ambition to achieve net zero by 2050, this includes: – Financed emissions: Greenhouse gas emissions from loans and investments activity, attributable to NatWest Group. – Assets under management: Greenhouse gas emissions associated with our discretionarily managed assets. – Our operational value chain: Greenhouse gas emissions related to the upstream and downstream activities associated with our operations. Helping to end the most harmful activity – We plan to phase out of coal for UK and non-UK customers who have UK coal production, coal fired generation and coal related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030. Embedding climate into our culture and decision-making – Each year, we plan to include targets for executive remuneration that reflect our latest climate ambitions. – We have an ambition to at least halve the climate impact of our financing activity by 2030 and align with the 2015 Paris Agreement. To do this, we plan to quantify our climate impact and set sector-specific targets by the end of 2022. – We plan to continue the integration of the financial and non-financial risks arising from climate change into our enterprise wide risk management framework (EWRMF). Net-zero emissions for our operational value chain – We have a target to reduce our direct(3) own operations carbon footprint by 50% by 2025, against a 2019 baseline. – We plan to reduce the carbon footprint for our wider operational value chain by 50%, against a 2019 baseline, by 2030 and achieve net zero by 2050. – We plan to use only renewable electricity in our direct own global operations by 2025 (RE100) and improve our energy productivity 40% by 2025 against a 2015 baseline (EP100). – We plan to install electric vehicle charging infrastructure in 15% of spaces across our UK portfolio by 2030 and upgrade our fleet of 300 vehicles to electric by 2025 (EV100). Accelerating the speed of transition to a net-zero economy Championing climate solutions – We have a target to provide £100 billion Climate and Sustainable Funding and Financing between 1 July 2021 and the end of 2025. – We have an ambition to support our UK mortgage customers to increase their residential energy efficiency and incentivise purchasing of the most energy efficient homes, with an ambition that 50% of our mortgage portfolio has an EPC rating of C or above by 2030. – We plan to collaborate cross industry and create products and services to enable customers to track their carbon impact. – We plan to reduce the carbon intensity of our funds and discretionary portfolios by 50% by 2030 and to achieve net zero on discretionarily managed assets by 2050. (3) Our Scope 1, Scope 2 and Scope 3 (paper, water, waste, business, travel commuting, work from home). Excludes upstream and downstream emissions from our wider operational value chain as well as financed emissions. Net zero by 2050 The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 412 to 434 in this Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements in this document. NatWest Group plc – Annual Report on Form 20-F 65 The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

Governance NatWest Group’s governance around climate-related risks and opportunities The Board’s oversight of climate-related risks and opportunities Summary – Board monitoring and oversight of climate-related risks and opportunities is supported by clear roles and responsibilities for the Board and Board Committees, as well as regular management reporting on climate strategy, ambition, and risk management activities. – Key Board level decisions and areas of discussion and/or challenge related to climate strategy, climate scenario analysis, risk appetite, reporting controls and embedding climate measures within remuneration and performance structures. – The Boards of NatWest Group’s principal subsidiaries exercised oversight of key climate-related risks and opportunities through regular risk reporting and management updates. Future priorities – Continue to oversee progress against NatWest Group’s climate ambitions and targets, particularly long term reduction in financed emissions and development of transition plans to support this. – Continue to build knowledge at Board level and to support the directors in addressing and overseeing climate-related risks within NatWest Group’s overall business strategy and risk appetite. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 2.1, 2.2. Management’s role in assessing and managing climate-related risks and opportunities Summary – NatWest Group CEO and Chief Risk Officer jointly share accountability under the Senior Managers and Certification Regime for identifying and managing the financial risk of climate change. – This responsibility is delegated amongst the Executive and senior leadership teams. Cross-bank climate-related groups, advisory teams and committee structures support with collaboration, escalation, and additional controls. – The Climate Change Executive Steering Group acts as the primary management forum responsible for overseeing direction and progress on NatWest Group’s climate-related commitments. Future priorities – Further embed operating models and business processes to support the management of climate-related risks and opportunities, including coordination of actions to support further development and execution of climate transition plans. – Continue to maintain a One Bank approach to climate strategy development and transition plans, including at subsidiary levels. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 2.1, 2.3. Climate-related disclosures overview NatWest Group publicly committed to support the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations in 2017. Our first stand-alone 2020 Climate-related Disclosures Report provided updates on climate as a key focus area for NatWest Group. During 2021, we have continued to progress our work and the tables on the following pages summarise the content of the 2021 Climate-related Disclosures Report. Please refer to the NatWest Group plc 2021 Climate-related Disclosures Report for further detail. Disclosures summary NatWest Group plc – Annual Report on Form 20-F 66 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Strategy The actual and potential impacts of climate-related risks and opportunities on NatWest Group’s businesses, strategy and financial planning Climate-related risks and opportunities identified over the short, medium and long term Summary – NatWest Group’s climate ambition, announced in February 2020, recognises various short, medium and long-term climate-related risks and opportunities to embed climate in our business and culture, as well as support our customers in their transition to net zero. Future priorities – Further enhance capabilities associated with climate-related risks and opportunities measurement. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 1.1, 1.2, 1.3, 1.4, 3.1, 3.2, 3.3, 3.4, 3.5, 4.3, 5.1. The impact of climate-related risks and opportunities on our businesses, strategy and financial planning Summary – NatWest Group made a number of environmental, social and ethical (ESE) policy updates during 2021 to help end the most harmful activity and concluded a credible transition plan (CTP) assessments for oil and gas majors and in scope coal customers. This supported our stated ambition to stop lending and underwriting to companies with more than 15% of activities related to thermal and lignite coal, unless they had a CTP in line with the 2015 Paris Agreement in place by the end of 2021. – We continued to harness climate-related opportunities. We exceeded our 2020-2021 Climate and Sustainable Funding and Financing target in under 18 months and supported our retail customers with a range of Green Mortgage products. – Our work on climate scenario analysis has supported our assessment of climate related risks and opportunities and helped re-affirm our climate ambition. We continued to build powerful partnerships, acting as principal partner at COP26, and becoming a founding member of the Net Zero Banking Alliance and Glasgow Financial Alliance for Net Zero (GFANZ). – We worked to incorporate climate in the financial planning process by developing our first carbon plan. This included an assessment of carbon impacts of current and planned climate-related opportunities as well as climate-related risks, particularly those related to dependencies on future policy and technology development. Future priorities – Continue to integrate climate in business activities. – Further enhance carbon planning capability to support the development of transition plans to measure and track our progress towards our ambition to halve the climate impact of our financing activity by 2030. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 1.1, 1.2, 1.3, 1.4, 3.1, 3.2, 3.3, 3.4, 3.5. 3.6, 3.7, 3.8. The resilience of our strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario Summary – During 2021, NatWest Group has developed its scenario analysis capabilities and deepened its understanding of climate-related risks and opportunities through its participation in the Bank of England’s Climate Biennial Exploratory Scenario (CBES) exercise. NatWest Group has also taken further steps to translate these insights into tangible action that will enable us and our customers to mitigate climate-related risks and take advantage of the opportunities that the transition to net zero will create. – NatWest Group has used three scenarios published by the Bank of England for its CBES exercise as the foundation for its scenario analysis, including an early action scenario which assumes the increase in global temperature is limited to under 2.0°C. Also, scenarios have been used to estimate financed emissions reductions required by 2030 to support our net zero by 2050 ambition. Future priorities – Continue to enhance scenario modelling and analytic capabilities. – Continue to address significant challenges related to the availability of granular customer data. – Respond to developing regulatory requirements on the approach to climate-related risk within the regulatory capital regime. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 3.4, 3.7, 3.8, 5.7. G o v e r n a nce S t r a t e g y Risk M a n a g ement M etric s a n d T argets NatWest Group plc – Annual Report on Form 20-F 67 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Risk Management How NatWest Group identifies, assesses, and manages climate-related risks Our processes for identifying and assessing climate-related risks Summary – Climate risk was incorporated into the NatWest Group risk directory as a principal risk in February 2021 and in April, Board Risk Committee approved a principles-based climate risk policy that defined the key requirements for the identification, assessment, and management of climate risk, through the incorporation of climate considerations in key risk management processes. – We completed a qualitative assessment of the current and potential impact of physical and transition climate risk as a causal factor to other risks. This assessment of relative significance identified the following principal risks as being most exposed to climate-related impacts: credit risk; operational risk; reputational risk; conduct risk and regulatory compliance risk. – NatWest Group regularly considers existing and emerging regulatory requirements related to climate change through external horizon scanning and monitoring of emerging regulatory requirements which is completed by our Legal, Governance and Regulatory Affairs team. Future priorities Continue enhancements to our enterprise wide risk toolkit to support identification and assessment of risk impact on other principal risks. References NatWest Group plc 2021 Climate-related Disclosures Report – section 3.1, 3.2, 4.1. Our processes for managing climate-related risks Summary – The management of climate risk is largely delivered through three mechanisms: scenario analysis, long-term balance sheet transformation and enhanced climate risk data capabilities. – NatWest Group has established a climate risk appetite statement, determining the level of risk which the climate risk policy seeks to operate within. – A climate maturity rating was developed, which supports ongoing assessment of climate risk management throughout the organisation. This approach translated NatWest Group’s climate risk policy into thematic management outcomes. – As at 31 December 2021, NatWest Group has achieved first generation implementation of climate risk management, with a predominantly qualitative approach to internal risk policy outcomes, covering priority sectors or customers. Where quantitative approaches are applied, they are predominantly conducted on an ad hoc basis. Future priorities – Work will continue to further integrate climate-related risk across business processes to achieve full integration within risk management and decision-making. – Future target state includes, but is not limited to, climate risk being systematically captured as a quantified risk factor within lending and risk decision-making, informing limits and pricing. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 3.1, 3.2, 4.2. How our processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management Summary – Retail credit risk: A review of EPC and flood impact was finalised for the Retail Banking residential mortgage portfolio; Credit oversight tracking of EPC and flood risk concentrations have been developed. In addition, preliminary climate operational measures were developed. – Wholesale credit risk: Continued evolution of our credit risk frameworks to incorporate climate risk, for example its inclusion in Transaction Acceptance Standards (TAS) and in climate commentary within credit applications for the majority of the wholesale portfolio. – Operational risk: NatWest Group-wide operational risk climate scenarios were completed in 2021. Two distinct extreme heat scenarios were considered. – Reputational risk: Review of risk acceptance criteria (RAC) suite to validate the sectors which present high environmental, social and ethical (ESE) risk. – Conduct risk and regulatory compliance risk: Supported the development and embedding of climate focused questions which have been embedded into the existing governance processes. Future priorities – Continue to assess impact of climate-related risks on NatWest Group’s financial and non-financial risk profile as part of risk and control assessment of relevant processes. – Further embedding of climate considerations in product design and lending decisions through the use of climate risk data (EPC and flood analysis, CBES findings). References NatWest Group plc 2021 Climate-related Disclosures Report – sections 3.1, 3.2, 4.3. Disclosures summary continued NatWest Group plc – Annual Report on Form 20-F 68 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

G o v e r n a nce S t r a t e g y Risk M a n a g ement M etric s a n d T argets Metric and Targets The metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material The metrics used to assess climate-related risks and opportunities in line with our strategy and risk management process Summary Metrics used to assess climate-related risks: – Exposures to heightened climate-related risk sectors. – Energy efficiency and flood risk assessment for Retail Banking residential mortgage portfolio. – Capital markets transactions. – NatWest Group own operational footprint. – Estimates of financed emissions and emission intensities. Metrics used to assess climate-related opportunities: – Climate and Sustainable Funding and Financing. – NatWest Group Own Green Bond issuance. Future priorities We will continue to develop metrics and measurement capabilities to monitor and manage climate-related risks and opportunities during 2022. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 3.4, 4.2, 4.3, 5.1, 5.2, 5.3, 5.4, 5.5, 5.6., 5.7. Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks. Summary We continued to develop and enhance capabilities to measure our carbon footprint in relation to our own operational footprint as well as financed emissions: – We reduced our direct own operations carbon footprint by 46% against a 2019 baseline, and increased our renewable electricity consumption to 97%. – We worked on enhancing our capabilities across an additional eight emissions intensive wholesale sectors. We also extended the scope of emissions calculations for the oil and gas sector beyond extraction activities covered in 2020. We have now analysed 52% of our loans and investment portfolio based on 2019 gross on-balance sheet loans and investments. Future priorities – To support our commitments to the Net Zero Banking Alliance, we will align to the Science Based Targets initiative’s (SBTi) definition and account for the wider value chain, including suppliers, for our own operational footprint. – We have submitted our 2030 sector emissions reduction estimates to SBTi for validation and will continue our work to enhance availability of data to support future calculations of financed emissions and emissions intensities. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 5.6, 5.7, 5.8. The targets used by the organisation to manage climate-related risks and opportunities and performance against targets Summary Our stated climate ambition is to be a leading bank in the UK helping to address the climate challenge. We have committed to achieve net zero by 2050 across our financed emissions, assets under management and our operational value chain. Progress is monitored via climate-related targets and ambitions across the following thematic opportunities: – Accelerating the speed of transition. – Helping to end the most harmful activity. – Championing climate solutions. – Embedding climate into our culture and decision-making. – Net zero for our operational value chain. Future priorities We will continue to monitor our performance against our climate-related targets and ambitions and revise, as appropriate. References NatWest Group plc 2021 Climate-related Disclosures Report – sections 1.1, 3.5, 5. NatWest Group plc – Annual Report on Form 20-F 69 We added performance against climate targets as part of the bonus pool assessment for our wider workforce. Refer to the Directors’ Remuneration Report in the NatWest Group plc 2021 Annual Report on Form 20-F for further details. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Own operational footprint Own operational footprint During 2021(1), we reduced our direct own operations(2) carbon footprint(3) 46% against 2019 baseline, and increased our renewable electricity consumption to 97%. Net-zero carbon(3) We plan to reduce the carbon footprint for our wider operational value chain by 50% (against a 2019 baseline) by 2030 and achieve net zero by 2050. While there was previously no standard definition of net zero, as part of COP26, in October 2021 the SBTi released the ‘SBTi Corporate Net Zero Standard’, the world’s first net zero framework which encapsulates the full value chain of Scope 3 and deep decarbonisation targets. To support NatWest Group’s public commitments to the Net Zero Banking Alliance, we plan to align to the SBTi’s definition for own operations and also account for the wider value(4) chain, including suppliers. We have a target to reduce our direct own operations carbon footprint by 50% by 2025 (2019 baseline) and plan to halve the carbon footprint of our wider operational value chain by 2030, with minimum 90% decarbonisation by 2050 for all emissions (refer section 5.7 of the NatWest Group plc 2021 Climate- related Disclosures Report for approach to financed emissions). We intend to neutralise the remaining 10% of emissions with high quality internationally recognised carbon credits(5) to achieve net zero. We plan to continue making significant emission reductions within our own operations, alongside investments to mitigate GHG emissions through carbon removal projects, programmes and solutions that provide benefits to climate, especially those that generate additional co-benefits for people and nature, in line with SBTi guidance. When announcing our Climate Positive(6) ambition in February 2020, the wide-ranging impacts from COVID-19 could not have (1) Our own operational footprint reporting year runs from October 2020 to September 2021. (2) NatWest Group defines direct own operations as our Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It therefore excludes upstream and downstream emissions from our value chain. (3) Carbon/carbon footprint in this section refers to GHG emissions reported as carbon dioxide equivalent. (4) Upstream operational value chain emissions are all the indirect Scope 3 emissions required for our operations to occur, including emissions from our suppliers, energy creation and transport to our facilities, and our mail. Downstream operational value chain emissions are all of the indirect Scope 3 emissions associated with our operations during and after serving our customers, including customer transport to and from our facilities, how our products are used and how they are disposed of. (5) NatWest Group used carbon credits for our 2021 achievement. These projects remove carbon from the atmosphere through tree planting and are dual-validated and verified under the Verified Carbon Standard (VCS) and Climate, Community and Biodiversity Standards (CCB). (6) NatWest Group defines Climate Positive as reducing location-based emissions from our direct own operations 25% from our 2019 baseline and using carbon credits to neutralise our baseline market-based emissions of 120,000 tCO2e. been anticipated. By procuring a minimum 120,000 tCO2e in carbon credits, in line with our market-based 2019 baseline, while simultaneously reducing emissions from our own operations, we have already achieved our ambition to be Climate Positive in 2021 for our direct own operations. We used 120,000 tCO2e of internationally recognised carbon credits which add environmental, social and community benefits compared to the 2021 residual market-based 66,149 tCO2e Scope 1, 2 and 3 emissions. We had previously targeted a 25% reduction in emissions from our direct own operations by 2025 (2019 baseline) but are now increasing this to 50% as we seek to build on the emissions reductions that have already occurred. Energy and carbon In 2021, we reduced our direct operational Scope 1, 2 and 3 (business travel, paper, waste, water, commuting and work from home) emissions by 46% against a 2019 baseline. This has been through a number of emission reduction activities as well as impacts from COVID-19. Despite COVID-19, a number of key projects were still completed in 2021. Notable highlights include: – Renewable power: NatWest Group has partnered to develop a solar generation facility in the UK under a corporate power purchase agreement. The facility is due to start generating low-carbon electricity for the bank from 2024 and will bring additional renewable generation capacity online to facilitate the decarbonisation of the UK power grid. Once constructed, the facility is expected to generate 40% of NatWest’s electricity demand in the UK. – Branch investments: The high-performance specification implemented for a branch fit-out in Bristol meant that we achieved an energy performance rating of ‘B’ and achieved Royal Institute of Chartered Surveyors (RICS) SKA Silver rating in terms of the design’s broader sustainable design. – Lifts: The first phase of a replacement passenger lift system at our offices at 250 Bishopsgate, London, leading to a 30% reduction in the energy use of the lifts; making the lifts ‘A’ rated in terms of energy. – Building Management System investment: In our Coutts head office we have invested in ‘out BMS controllers’ which have provided a better environment for our colleagues and enable more efficient energy management from the facilities management team. We have also installed dashboard screens in the customer and colleague areas in both the Coutts head office and 250 Bishopsgate to educate on the energy usage of the buildings. NatWest Group plc – Annual Report on Form 20-F 70 As the first part of our journey, we are disclosing an initial view of our upstream emissions for our 2021 footprint, with a plan to refine this view and disclose our downstream emissions for 2022. Further, from 2022, NatWest Group will be using the outputs from our 2021 energy audits to run a programme to improve our building EPC ratings, reducing our climate impact. Our 2021 total market-based operational footprint 66,149 tCO2e covers Scopes 1, 2 and our direct own operation upstream Scope 3. This includes emission reductions from the use of green electricity covering 97% of our consumption through green tariffs and renewable electricity certificates, but in accordance with the Greenhouse Gas Protocol, it does not include emissions reduction from the use of carbon credits. The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc's management current expectations and are subject to change, including as a result of the factors described in the Risk factors section on pages 136 to 157 of the Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to the forward-looking statements on page 1 of the Annual Report on Form 20-F.

Streamlined energy and carbon reporting

Greenhouse gas (GHG) emissions	2021 UK and offshore[1] area	2021 Global total (excluding UK and offshore)'	2020 UK and offshore[1] area	2020 Global total (excluding UK and offshore)
Emissions from the combustion of fuel and operation of any facility (Scope 1[2] Direct) CO_2e (tonnes)	**17,464**	**1,663**	18,443	1,921
Emissions from the purchase of electricity, heat, steam or cooling by the company for its own use (Scope 2[3] Indirect) Location-based CO_2e emissions (tonnes)	**52,735**	**16,305**	63,841	23,057
Total gross Scope 1 & Scope 2 (location-based) emissions CO_2e (tonnes)	**70,199**	**17,968**	82,284	24,977
Energy consumption used to calculate above emissions (kWh)	**329,396,747**	**40,652,346**	347,909,621	49,510,271
Intensity ratio: Location-based CO_2e emissions per FTE (Scope 1 & 2) (tonnes/FTE)	**1.71**	**1.03**	1.83	1.37
Scope 3[4] CO_2e emissions from direct operations, paper, water, waste, business travel, commuting and working from home (tonnes)	**36,016**	**8,855**	38,502	14,967
Total gross CO_2e emissions for direct operations (Scope 1, location-based Scope 2, Scope 3) (tonnes)	**106,215**	**26,823**	120,787	39,944
Intensity ratio: Location-based CO_2e emissions per FTE (Scope 1, 2 & direct operations Scope 3) (tonnes/FTE)	**2.59**	**1.54**	2.69	2.19
Scope 2[5] (Indirect) Market-based CO_2e emissions (tonnes)	**12**	**2,139**	8,860	2,346

Emissions methodology and basis of preparation

Boundary: We have reported on all emission sources required under the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018. Our reporting year runs from October 2020 to September 2021. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control.

Calculation: Emissions have been calculated using the Greenhouse Gas Protocol Corporate Standard and associated guidance and include all greenhouse gases, reported in tonnes of carbon dioxide equivalent (CO_2e) and global warming potential values. When converting data to carbon emissions, we use Emission Factors from UK Government Emissions Conversion Factors for Company Reporting (Department for Business, Energy & Industrial Strategy, 2021), CO_2 emissions from fuel combustion (International Energy Agency, 2021) or relevant local authorities as required. NatWest Group utilises a third-party software system, Envizi, to capture and record our environmental impact and ensure audit requirements are met. All data is aggregated at a regional level to reflect the total regional consumption. The regional consumption results are then collated to reflect the total NatWest Group footprint. CO_2e values are attributed to these sources via an automatic conversion module in the Envizi system. For more information, please see the own operational footprint page on natwestgroup.com.

(1) Offshore area as defined in The Companies (Directors Report) and Limited Liability Partnerships (Energy and Carbon) Regulations 2018. This includes Jersey and Guernsey but not our overseas sites in America, EMEA and Asia-Pacific. These are included in the global total (excluding UK and offshore).

(2) Scope 1 emissions from natural gas, liquid fossil fuels, fluorinated gas losses and owned/leased vehicles.

(3) Scope 2 emissions from electricity, district heating and cooling used in NatWest Group premises.

(4) Scope 3 emissions from paper and water, category 5: waste (UK and RoI only), category 6: business travel including air, rail, hired vehicles and our grey fleet, category 7: employee commuting and working from home.

(5) Market-based Scope 2 emissions. UK market-based emissions have dropped 99% (to 12 tCO_2e) as we have procured 100% of the electricity we have consumed from renewable sources using green tariffs and renewable electricity certificates, whereas in 2020, we sourced 90% of our UK electricity from renewable sources, with the remaining 10% accounting for 8,848 tCO_2e. The 12 tCO_2e arises from district cooling and district heating, which is used at only a few sites.

NatWest Group plc – Annual Report on Form 20-F 71

Risk overview Risk management Risk is an inherent part of doing business. Some types of risk – such as credit risk or market risk for example – are an integral part of NatWest Group’s day-to-day activities and a vital part of revenue generation. Other risks, such as those arising from changes in the economy or the competitive landscape, are an inescapable part of the environment in which NatWest Group operates and must also be managed and mitigated. Effective risk management is a vital element of ensuring NatWest Group is able to achieve its long-term strategy and fulfil its purpose. NatWest Group operates an enterprise-wide risk management framework. The framework – which is supported by policies, standards and operational procedures – sets out a consistent approach to managing risk across the organisation. It is aligned to NatWest Group’s purpose and is designed to support intelligent risk-taking. While the Board reviews and approves the framework, all colleagues share ownership of risk management. The industry- standard three lines of defence approach is used to define responsibilities. This aims to ensure that risks are properly identified and assessed, managed and mitigated, monitored and reported. NatWest Group’s independent Risk function designs and maintains the framework. The Risk function – which is led by the Chief Risk Officer – also provides oversight and monitoring of all risk management activities. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group’s risk profile, the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance. NatWest Group has identified a number of principal risks. These are risks that are an inherent part of banking activity and have the potential to significantly affect NatWest Group’s performance or prospects. They are categorised as financial and non-financial principal risks. Risk appetite is a key component of the framework. It defines the level and types of risk NatWest Group is willing to take as part of its business activities. Risk appetite is set in line with overall strategy and approved by the Board. It supports the strategic aim of building a sustainable business by providing colleagues with a structured approach to risk-taking within agreed boundaries. Information on the risk profile relative to risk appetite, as well as details of new and emerging risks, is reported regularly to the Board and to NatWest Group’s senior risk committees. Principal financial risks Principal non-financial risks Credit risk Conduct risk Traded market risk Financial crime risk Non-traded market risk Operational risk Capital adequacy Regulatory compliance risk Liquidity and funding Model risk Earnings stability Climate risk Pension risk Reputational risk Areas of focus in 2021 The global economy continued to grow, though more slowly than expected. The aftershocks of the pandemic also intensified uncertainty around both the pace of recovery and the longer-term future. Accordingly, risk management played a critical role throughout the year, focusing both on striking the correct balance between risk and opportunity, and also on ensuring that supporting processes, policies and controls were properly optimised to deal with the heightened risk environment. Providing a clear risk perimeter allowed NatWest Group’s customer-facing franchises to operate safely as they set out to achieve NatWest Group’s purpose of helping people, families and businesses to thrive. As a result, NatWest Group’s credit risk profile remained in line with expectations, though given the heightened uncertainty, this remained an area of significant risk management focus. Impairment releases were significant. IFRS 9 forward-looking expected credit losses for performing assets in Stage 1 and Stage 2 reduced and actual Stage 3 default charges were relatively modest. However, NatWest Group anticipates increased default levels in 2022 as the longer-term impacts of pandemic-related disruption emerge. Other headwinds, such as ongoing supply chain challenges and inflation, have the potential to heighten the credit risk profile. NatWest Group’s traded and non-traded market risk profiles were also broadly stable, though the potential second-order effects of the pandemic on both remain a key risk management consideration. Compliance and conduct Further progress was made on the compliance agenda during 2021. This included the introduction of a digital rules-mapping platform intended to enhance NatWest Group’s assessment and implementation of regulatory obligations. In addition, a new ring-fencing hub was established to provide an aggregated view of ring-fencing compliance and risk management. The conduct risk profile also remained a key focus. In December 2021, the NatWest Markets subsidiary pleaded guilty to one count of wire fraud and one count of securities fraud related to historical spoofing conduct by former employees in US Treasuries markets between 2008 and 2014. As part of the plea agreement, NatWest Markets will pay Impactful and effective risk management supports NatWest Group in delivering its strategy and purpose. NatWest Group plc – Annual Report on Form 20-F 72 In addition, a regular process identifies top and emerging risks. These are specific scenarios of concern that may combine elements of several principal risks – or create new types of threat altogether – and which, without appropriate management and mitigation, could have a significant negative impact on NatWest Group’s ability to meet its strategic objectives. These are detailed on page 75 of this document. The factors discussed in this section and elsewhere in this document should not be regarded as a complete and comprehensive statement of all risks and uncertainties facing NatWest Group. Refer to the Risk factors of pages 136 to 157 of the Annual Report on Form 20-F for further details.

a criminal fine and a criminal forfeiture as well as restitution. The plea agreement also imposes an independent corporate monitor. NatWest Markets has also committed to compliance programme reviews and improvements. Throughout the year, with many colleagues working from home, additional controls around the supervision of certain roles remained in place to ensure secure and compliant operations. Controls established to mitigate risks relating to the recording of regulated communications, the flow of inside information and management of conflicts of interest also remained a focus. Financial crime While work continues to enhance the control environment relating to financial crime risk, operational weaknesses between 2012 and 2016 resulted in the inadequate monitoring of a UK-incorporated NatWest Bank Plc customer. Regulations require risk-sensitive ongoing monitoring of customers for the purposes of preventing money laundering. NatWest Bank Plc co-operated fully with the regulator’s investigation into this case and, in October 2021, pleaded guilty to three breaches of the Money Laundering Regulations 2007. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously and continues to make significant multi-year investments to strengthen and improve its overall financial crime framework with prevention systems and capabilities. This investment continued during 2021 and there was significant risk management focus on the systems and processes relating to customer due diligence, transaction monitoring and automated customer screening. NatWest Group continues to work with law enforcement agencies, industry bodies and regulators to develop intelligence and collaborative solutions to prevent financial crime. Anti-bribery and corruption (ABC) NatWest Group is committed to ensuring it acts responsibly and ethically, both when pursuing its own business opportunities and when awarding business. Consequently, it has embedded appropriate policies, mandatory procedures and controls to ensure its employees, and any other parties it does business with, understand these obligations and abide by them whenever they act for NatWest Group. ABC training is mandatory for all staff on an annual basis, with targeted training appropriate for certain roles. NatWest Group considers Risk management process This diagram summarises the main risk management processes and responsibilities within NatWest Group. Risk activities Responsibilities Governance Identify and Assess Report Monitor Manage/ Mitigate Board Responsible for reviewing the effectiveness of the risk management and internal control systems of NatWest Group, including the nature and extent of the risks it may take in pursuit of its strategic objectives. Strategic consideration of principal risks – together with top and emerging risks – against NatWest Group’s business plan. Leads the development of, and assesses/ monitors, risk culture. NatWest Group Risk Function Design and implementation of the enterprise- wide risk management framework and policies. Oversight of franchise and entity risk management activities. Aggregated reporting of franchise/ entity-level management of principal risks – together with top and emerging risks – against the agreed risk appetite set by the Board, including assessment of the way correlation and concentration levels may change in aggregate. Franchises and Entities Take risks within the risk appetite set by the Board in pursuit of business objectives. Day-to-day risk management including, identification and assessment, mitigation and monitoring. Reporting on franchise/entity-level management of principal/top and emerging risks within appetite. Horizon-scanning to identify and assess likely changes in risk environment/landscape. Board Sets risk appetite, reviews and approves the enterprise-wide risk management framework. Board Risk Committee Provides oversight and advice to the Board on current and future risk profile. Reviews the effectiveness of internal controls to manage risk. Group Audit Committee Reviews the effectiveness of NatWest Group’s system of internal control relating to financial management. Executive Risk Committee Reviews, challenges and debates all material risk and control matters across NatWest Group. Franchise Risk Committees Detailed oversight of risk profile relative to risk appetite for specific franchises/entities. Top down Bottom up NatWest Group plc – Annual Report on Form 20-F 73

Risk management continued ABC risk in its business processes including, but not limited to, corporate donations, charitable sponsorships, political activities and commercial sponsorships. Where appropriate, ABC contract clauses are required in written agreements. Climate risk The impact of climate change on NatWest Group and its customers continued to be a central risk management focus during the year. A new Climate Centre of Excellence was established to provide specialist expertise across NatWest Group, including horizon scanning to identify strategic opportunities and risks. In addition, the qualitative consideration of climate-related risk was made mandatory for most of the wholesale portfolio within credit assessments, and enhancements were made to NatWest Group’s environmental, social and ethical framework to address reputational risks arising from carbon-intensive sectors. NatWest Group also participated in the Bank of England’s Climate Biennial Exploratory Scenario stress test exercise. This exercise was designed to support improved understanding of the financial system’s exposure to climate-related risks and the likely challenges to business models emerging from climate change. While participation was mandatory, the exercise also helped NatWest Group in understanding and preparing to manage risks that could arise, both in terms of the transition to net zero and the physical risks from climate change. LIBOR Risks relating to the reform of interest-rate benchmarks were a consistent focus during the year. With the exception of certain tenors, publication of the London Inter-Bank Offered Rate (LIBOR), a key benchmark in the global financial markets for many years, ceased on 31 December 2021. In preparation for the move to alternative risk-free rates – including the Sterling Overnight Index Average (SONIA) – NatWest Group stopped offering Sterling LIBOR for new transactions on 31 March 2021. A Group-wide transition programme coordinated work to help customers smoothly transition from a range of LIBOR- based products, such as mortgages, investment-backed lending and derivatives, to those using alternative benchmarks. Significant attention was paid to the potential conduct risks arising from transition activity, as well as related operational risks, in order to ensure appropriate customer outcomes. In addition, there was a strong focus on carefully managing the associated compliance risk, market risk and counterparty credit risk. The complexity of the transition, especially in relation to so-called ‘tough legacy’ contracts that cannot be transitioned to alternative reference rates, also heightened execution risk. The FCA has proposed that use of synthetic sterling LIBOR may be permitted for a number of legacy contracts. It’s expected that management of related risks will remain a focus into 2022 as NatWest Group continues to support its customers through the transition. Information and cyber-security Cyber crime is an ever-present threat across the digital landscape and continues to evolve rapidly. Attacks may be from individuals or highly-organised criminal groups intent on stealing money or sensitive data, or potentially holding organisations to ransom. NatWest Group takes this threat seriously and continues to work with industry bodies, peers and the National Cyber Security Centre to gather and share intelligence. During 2021, there was continued risk management focus on ensuring defences remain optimised for the evolving threat. Risk culture NatWest Group’s multi-year programme to enhance risk management capability at every level of the organisation continued with an ongoing emphasis on risk culture. This work aims to embed a generative risk culture across all three lines of defence – where risk management is an integral part of the way colleagues work and think. The approach supports intelligent risk-taking, better customer outcomes, stronger and more sustainable business as well as an improved cost base. During 2021, there was a focus on a number of risk culture initiatives, including improvements in risk data and systems alignment as well as enhancements to risk identification processes and risk culture management information. Model risk An effective understanding of likely future outcomes and the scale of likely hazards is an essential part of forward-looking risk management. NatWest Group is heavily reliant on modelling across all aspects of its business. Ensuring its models are designed effectively – and that associated assumptions, data inputs and techniques are appropriate – remained a key risk management focus in 2021. This included a programme of ongoing work to upgrade a number of models to improve predictability and compliance with new regulatory requirements. Risk-weighted assets (RWAs) RWAs were down £13.3 billion at 31 December 2021, ending the year at £157 billion (from £170.3 billion in 2020). This was mainly driven by a £9.8 billion reduction in credit risk RWAs as well as reductions in market risk RWAs (£1.4 billion), counterparty credit risk RWAs (£1.2 billion) and operational risk RWAs (£0.9 billion). Common Equity Tier 1 ratio NatWest Group maintained a strong CET1 ratio of 18.2% (2020 – 18.5%), reflecting both the £13.3 billion reduction in RWAs and a £2.9 billion decrease in CET 1. This decrease was mainly driven by the directed buy-back and associated pension contribution of £1.2 billion and on-market share buy-backs totalling £1.5 billion, as well as foreseeable dividends and associated pension contributions of £1.2 billion and a £1.1 billion decrease in the IFRS 9 transitional adjustment and other reserve reductions, offset by the £3 billion attributable profit in the period. The CET1 ratio reduced to 15.9% on 1 January 2022 as a result of regulatory RWA and capital changes. Leverage ratios The CRR leverage ratio decreased to 4.4% (2020 – 5.2%) due to a £40 billion increase in leverage exposure and a £4 billion decrease in Tier 1 capital. The UK leverage ratio decreased to 5.8% (2020 – 6.4%) due to the decrease in Tier 1 capital. Stress testing Under the 2021 Bank of England solvency stress test, on an IFRS 9 transitional basis NatWest Group’s low point CET1 ratio was 10.4%. This was above the reference rate of 7%. The transitional Tier 1 leverage ratio low point was projected to be 4.4% under stress. NatWest Group also took part in the Bank of England’s Climate Biennial Exploratory Scenario. Liquidity and funding The liquidity portfolio increased by £24.1 billion to £286.4 billion. Primary liquidity increased by £38.2 billion to £208.6 billion. The increase in primary liquidity resulted mainly from customer deposits, TFSME funding, new issuances and a methodology change to include UBIDAC cash at central banks. NatWest Group plc – Annual Report on Form 20-F 74

Top and emerging risks A continuous process is used to identify and manage the Group’s top and emerging risks. These are risks that could have a significant negative impact on the ability to operate or meet strategic objectives. External Climate-related risks NatWest Group and its customers may face significant climate-related risks, including those arising from the transition to a net-zero economy. These risks are receiving increasing regulatory, political and societal scrutiny, both in the UK and internationally. There are significant uncertainties as to the extent and timing of the manifestation of the physical risks of climate change, such as more extreme and frequent weather events and reductions in biodiversity. Embedding climate risk into the Group’s risk framework and adapting NatWest Group’s operations and business strategy to address the risks is in line with the purpose-led strategy. Competitive environment NatWest Group operates in markets that are highly competitive, raising the threat of a loss of market share, reduced revenue and lower profitability. The risks mainly relate to changes in regulation, developments in financial technology (including digital currency), new entrants to the market and changes in customer behaviour. The Group closely monitors the competitive environment and adapts strategy as appropriate to deliver innovative and compelling propositions for customers. COVID-19 The COVID-19 crisis could impede the Group’s ability to meet its targets and deliver its purpose-led strategy. Despite delivery of a mass vaccination programme in the UK, uncertainty remains around the future evolution of the virus and the ultimate impact of the pandemic on NatWest Group and its customers. Key mitigation measures to manage the uncertainty include scenario analysis, stress testing and active portfolio management including the adjustment of risk appetite. Cyber threats The threat from cyber attacks is constant both directly to businesses such as NatWest Group and to others in the supply chain. As cyber attacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability and controls designed to defend against the evolving threats. There is a sustained focus on managing the impact of the attacks and maintaining the availability of services for NatWest Group’s customers. Economic and political risks NatWest Group is exposed to economic and political risks in the markets in which it operates. Economic uncertainty remains high due to a combination of inflationary pressures including supply chain frictions and disruption due to new COVID-19 variants. A range of complementary approaches is used to mitigate these risks including scenario analysis and stress testing. The Group continues to monitor geopolitical risks alongside domestic political risk including those in relation to the UK’s withdrawal from the European Union and a Scottish independence referendum. In the longer term, demographic change, high levels of debt and inequality could all have financial impacts. As a result, these risks are closely monitored and strategic plans are adapted as appropriate. Regulatory, legal and conduct risks NatWest Group is subject to extensive laws and regulations and expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future. The Group implements new regulatory requirements, where applicable, and incorporates the implications of related changes in its strategic and financial plans. However, changes in laws or regulations, or failure by NatWest Group to comply with these, may adversely affect NatWest Group’s business, results of operations and outlook. Internal Change risk The implementation of NatWest Group’s purpose-led strategy and the refocusing of NatWest Markets carry significant execution, operational and people risks. NatWest Group continues to manage and implement change in line with its strategic plans while assessing execution risks and taking appropriate mitigating action. In addition, the Group continues to monitor and strengthen its control environment including in relation to financial crime, through robust governance and controls frameworks. Data management NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data. Failure to have current, high-quality data and/or the ineffective use of such data could result in a failure to deliver NatWest Group’s strategy including reducing costs and meeting customer expectations. The Group is focused on delivering a long-term data strategy alongside control and policy framework enhancements governing data usage. People risk NatWest Group’s success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees in a highly competitive market and under internal cost reduction pressures. A combination of strategic workforce planning, including in relation to critical role resource and retention of specific skills, and close monitoring of staff turnover levels and colleague wellbeing are key mitigants. Third-party suppliers Operational risks arise from NatWest Group’s reliance on third-party suppliers to provide a range of services, including information technology. While the ineffective management of these risks could adversely affect NatWest Group, significant resources and planning have been devoted to mitigate the risks including the implementation of robust risk controls. NatWest Group plc – Annual Report on Form 20-F 75 The factors discussed in this section and elsewhere in this document should not be regarded as a complete and comprehensive statement of all risks and uncertainties facing NatWest Group. Refer to the Risk factors of pages 136 to 157 of the Annual Report on Form 20-F for further details.

Non-financial information statement Non-financial information statement This non-financial information statement provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006. We integrate non-financial and Environmental, Social and Governance (ESG) information across the Strategic report and wider reporting suite, thereby promoting cohesive reporting of non-financial and ESG matters. ESG reporting frameworks and guidance Further information on non-financial and ESG matters can be found within our reporting suite – Climate-related Disclosures Report – ESG Supplement – natwestgroup.com We are actively monitoring developments including in relation to ESG metrics. In 2021, our focus included the Sustainability Accounting Standards Board (SASB) standards, the Global Reporting Initiative (GRI) standards, the Task Force on Climate-related Financial Disclosures (TCFD) and the World Economic Forum (WEF) International Business Council (IBC) metrics. As signatories of the UN Principles for Responsible Banking, we are committed to an ongoing process to align our strategy with the 2015 Paris Agreement and the UN Sustainable Development Goals (SDGs). Our climate ambition strives to make a positive contribution. NatWest Group plc – Annual Report on Form 20-F 76 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Reporting requirement		Page references in this document unless otherwise specified	Relevant policy available at natwestgroup.com
Business model	– Our purpose framework – Our strategy – Our strategy in action – Our purpose-led areas of focus – How we create value – Our business performance	– 12 to 13 – 18 to 19 – 20 to 27 – 30 to 31 – 34 to 37 – 38 to 50	
Our stakeholders	– Our stakeholders – Section 172(1) statement – Stakeholder focus areas	– 14 to 17 – 52 to 53 – 54 to 63	
Environment	– Market environment – Climate-related disclosures – Top and emerging risks – Risk overview – Risk factors	– 32 to 33 – 64 to 71 – 75 – 72 to 75 – 129 to 150 of the Annual Report on Form 20-F	Environmental, social and ethical policies
Our colleagues	– Colleagues – Approving refreshed values – Diversity and Inclusion	– 58 to 61 – 53 – 59 to 61	Our code of conduct
Governance	– Governance at a glance – Section 172(1) statement – Boardroom Inclusion Policy – Corporate governance – Directors' remuneration report – Report of the directors	– 78 to 79 – 52 to 53 – 98 to 99 – 86 to 97 – 120 to 126 – 168 to 170	Boardroom Inclusion Policy
Social matters	– Market environment – Our strategy in action – Stakeholder focus areas – How we create value	– 32 to 33 – 20 to 27 – 54 to 63 – 34 to 37	Supplier Charter
Respect for human rights	– Human rights and Modern Slavery	– 39	Statement on Human Rights
Anti-bribery and corruption (ABC)	– Risk overview – Risk and capital management – Mandatory learning for all colleagues	– 72 to 75 – 172 to 269 – 73 to 74	Statement on Anti-Bribery and Corruption
Risk management	– Risk overview – Top and emerging risks – Risk and capital management – Risk factors	– 73 to 74 – 75 – 172 to 269 – 129 to 150 of the Annual Report on Form 20-F	Environmental, social and ethical policies

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group plc – Annual Report on Form 20-F 77

Governance at a glance

Governance at a glance

Our Board

The Board has 11 directors comprising the Chairman, two executive directors and eight independent non-executive directors. Biographies of the directors are available on pages 82 to 85 of this document and at natwestgroup.com.

Chairman

- Howard Davies

Executive directors

- Alison Rose (Group CEO)
- Katie Murray (Group CFO)

Independent non-executive directors

- Frank Dangeard
- Patrick Flynn
- Morten Friis
- Robert Gillespie
- Yasmin Jetha
- Mike Rogers
- Mark Seligman (Senior Independent Director)
- Lena Wilson

Company Secretary

- Jan Cargill

Francesca Barnes, Graham Beale and Ian Cormack are the three additional independent non-executive directors of NatWest Holdings Limited and also attend NatWest Group plc Board meetings and relevant Board Committee meetings as observers. Further information can be found in the Corporate governance report on pages 86 to 97 of this document.

Board governance framework

The Board is collectively responsible for promoting the long-term success of NatWest Group plc, driving both shareholder value and contribution to society. To assist in providing effective oversight and leadership, the Board has established the following committees:

NatWest Group plc Board

Group Audit Committee	Group Board Risk Committee	Group Nominations and Governance Committee	Group Performance and Remuneration Committee	Group Sustainable Banking Committee	Technology and Innovation Committee
see report – page 100 of this document	*see report – page 108 of this document*	*see report – page 98 of this document*	*see report – page 120 of this document*	*see report – page 116 of this document.*	*see report – page 118 of this document*

The Group CEO has established the Group Executive Committee to support her in discharging her responsibilities in managing NatWest Group's businesses day to day.

- Further information on our governance structure is available on pages 82 to 170 of this document.
- Information on how stakeholders have influenced Board discussions and decision-making during 2021 is available in our section 172(1) statement on pages 52 to 53 of this document.
- Various corporate documents including our Articles of Association and terms of reference for the Board and Board Committees are available at natwestgroup.com.

NatWest Group plc – Annual Report on Form 20-F 78

Board composition The charts below describe our Board’s composition by gender, tenure, age, and skills and experience as at 31 December 2021. Female executive directors: 2 Female non-executive directors: 2 Male Chairman + non-executive directors: 7 Board composition by gender 2 2 7 0-3 years: 2 3-6 years: 6 6-9 years: 3 Board tenure 2 6 3 45-55: 2 56-65: 5 66-75: 4 Board age range 2 5 4 Board diversity and inclusion The Board operates a Boardroom Inclusion Policy (available at natwestgroup.com) which reflects the most recent industry targets and is aligned to the NatWest Group Inclusion Policy and Principles applying to the wider bank. Throughout 2021 the Board met the recommendation of the Parker Review with at least one member of the Board being of Black, Asian or Minority Ethnic background and it intends to continue to meet that recommendation (9% of the Board at the end of 2021). At the end of 2021 the Board exceeded the recommendation of the FTSE Women Leaders Review (formerly the Hampton- Alexander Review) of 33% female representation on the board, with 36% of the Board being female. Board skills and experience The Board is structured to ensure that the directors provide NatWest Group plc with the appropriate combination of skills, experience and knowledge as well as independence. The bar chart opposite is an extract from our Board skills matrix, which is reviewed by the Group Nominations and Governance Committee and approved by the Board annually. The matrix reflects our directors’ self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities. The 2021 external Board evaluation did not identify any immediate or material gaps in Board skills and experience, however it was acknowledged that the Board would benefit from additional technology expertise. The Board and Group Nominations and Governance Committee will continue to keep Board skills and composition under review during 2022. UK Corporate Governance Code Throughout 2021, NatWest Group plc applied the principles and complied with all of the provisions of the 2018 UK Corporate Governance Code with the following exceptions: – Provision 17 – that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions, and oversee the development of a diverse pipeline for succession; and – Provision 33 – that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The Board considers these are matters that should be reserved for the Board. Board skills and experience Skills and experience Number of directors 0 2 4 6 8 10 11 Risk management Broad Financial Services Transformation Financial Markets / Investment Banking Environmental, Social and Governance (incl climate) CEO / Senior Executive Management Customer experience Government / regulatory / public sector Retail / Commercial / Private Banking Digital and Innovation CFO / Accountant Technology (infrastructure, cyber) NatWest Group plc – Annual Report on Form 20-F 79 Our full 2018 UK Corporate Governance Code compliance statement is available on page 165 of this document. Our full Corporate governance report is available on pages 86 to 97 of this document and includes our Board Committee reports, the Directors’ remuneration report and the Report of the directors. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Governance

80 Governance 82 Our Board 86 Chairman’s introduction 87 Corporate governance 98 Report of the Group Nominations and Governance Committee 100 Report of the Group Audit Committee 108 Report of the Group Board Risk Committee 116 Report of the Group Sustainable Banking Committee 118 Report of the Technology and Innovation Committee 120 Directors’ remuneration report 142 Annual remuneration report 159 Other remuneration disclosures 165 Compliance report 168 Report of the directors 171 Statement of directors’ responsibilities

Our Board Corporate governance Howard Davies Chairman Alison Rose Group Chief Executive Officer Date of appointment: 1 November 2019 Committee memberships N/A Contribution to the Board: Alison has been instrumental in leading NatWest Group’s progress and performance as a purpose-led organisation, since NatWest Group’s purpose was announced in February 2020. Having gained a wealth of frontline banking experience during her 29-year career with NatWest, Alison brings a strong customer focus to Board discussions alongside an essential stakeholder lens. Alison is a passionate supporter of diversity and is executive sponsor for NatWest Group’s employee-led networks. Relevant experience: Having joined as a graduate in 1992, Alison’s diverse career at NatWest Group has included a number of senior leadership roles, including Deputy CEO of NatWest Holdings; Chief Executive of Commercial & Private Banking; Head of Europe, Middle East and Africa, Markets & International Banking; and Global Head of International Banking Capital and Balance Sheet. In 2019, Alison was commissioned by the UK Government to report on the barriers to women starting businesses. She now sits on the Rose Review Board and is responsible for driving forward its recommendations. Current external appointments: – Board member of the Institute of International Finance – Member of the International Business Council for the World Economic Forum – Trustee of Business in the Community (BITC) and Chair of the Scottish BITC Advisory Board – Non-executive director of Great Portland Estates plc – Director of the Coutts Charitable Foundation – Member of the UK Government’s Help to Grow Advisory Council Date of appointment: 14 July 2015 (Board), 1 September 2015 (Chairman) Committee memberships Contribution to the Board: Howard brings substantial financial services knowledge and experience to the Board, together with a deep understanding of global economic, environmental and social issues. With extensive board level experience, Howard draws on his prior regulatory and supervisory expertise to contribute both strategic and practical insights to Board discussions and debate. Howard is also a highly adept Chairman with valuable leadership and stakeholder management skills. Relevant experience: Howard has held several regulatory roles during his career including Chairman of the UK Financial Services Authority and Deputy Governor of the Bank of England. Howard was Director of the London School of Economics and Political Science and is also Professor of Practice at the Paris Institute of Political Studies (Sciences Po). Howard has also previously served as a non-executive director of Morgan Stanley and Prudential plc, as Chairman of Phoenix plc and as Chair of the UK Airports Commission. Current external appointments: – Chairman of Inigo Limited – Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC – Chair of the International Advisory Council of the China Securities Regulatory Commission – Member of the International Advisory Council of the China Banking and Insurance Regulatory Commission N Date of appointment: 1 January 2019 Committee memberships N/A Contribution to the Board: Katie is a Chartered Accountant with nearly 30 years experience in finance and accounting gained through several roles across the financial services industry. Katie’s deep knowledge and experience in specialist areas including capital management, investor relations and financial planning mean she is well placed to provide valuable input and expertise during Board discussions. Relevant experience: Katie joined NatWest Group as Director of Finance in 2015 and was appointed as Deputy Chief Financial Officer in March 2017. She was appointed as Chief Financial Officer in January 2019. Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg (2011 to 2015), having held various roles across Old Mutual from 2002. Prior to this Katie worked at KPMG for 13 years. She is a member of the Institute of Chartered Accountants in Scotland. Current external appointments: – Member of the Money and Pensions Service Advisory Group Katie Murray Group Chief Financial Officer Board Committees Group Nominations & Governance Committee S Group Sustainable Banking Committee A Group Audit Committee T Technology and Innovation Committee Ri Group Board Risk Committee Re Group Performance & Remuneration Committee Underline indicates Committee Chairman N NatWest Group plc – Annual Report on Form 20-F 82

Mark Seligman
Senior Independent Director



Date of appointment:
1 April 2017 (Board), 1 January 2018 (Senior Independent Director)

Committee memberships
A N Re

Contribution to the Board:
Mark, a former senior investment banker, brings comprehensive financial services knowledge and substantial FTSE 100 board experience to the Board. A former boardroom adviser, Mark contributes significant banking and corporate transformation expertise in particular, alongside a range of customer and wider stakeholder engagement skills.

Relevant experience:
Mark has held various senior roles at Credit Suisse/BZW during his executive career, including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB.

Mark has served as a non-executive director on company boards across a range of industry sectors, including BG Group plc, as Senior Independent Director of Kingfisher plc, and as Deputy Chairman of G4S plc. He has significant experience of chairing committees and as a Senior Independent Director.

Current external appointments:
- Non-executive director of Smiths Group plc
- Non-executive director and trustee of The Brooklands Museum

Frank Dangeard
Independent non-executive director



Date of appointment:
16 May 2016

Committee memberships
Re T

Contribution to the Board:
Frank is a former investment banker and technology company CEO with substantial global board expertise. This broad background enables Frank to make a valuable contribution to Board discussions, particularly in relation to technology, digital and innovation matters. Frank's experience also encompasses key areas including customer experience, stakeholder engagement, ESG and risk. In April 2018, Frank assumed the role of Chairman of NatWest Markets Plc, which enables him to bring a unique perspective to Board debate.

Relevant experience:
During his executive career, Frank held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg.

Frank has also held a number of non-executive roles at Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS and Arqiva Group Limited. He was also Deputy Chairman and acting Chairman of Telenor ASA, an international media communications group.

Current external appointments:
- Chairman of NortonLifeLock Inc.
- Non-executive director of IHS Holding Limited
- Chairman of SPEAR Investments I B.V.
- Chairman of the Advisory Board of STJ Advisors

Patrick Flynn
Independent non-executive director



Date of appointment:
1 June 2018

Committee memberships
A N Ri T

Contribution to the Board:
Patrick contributes significant retail and commercial banking experience to the Board, together with a background in complex organisational restructuring and technology transformation. This experience enables Patrick to provide insightful contributions to Board discussions on complex matters, alongside his significant financial knowledge and expertise.

Relevant experience:
Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group for over eight years to May 2017. Prior to that, he worked for HSBC for 20 years. Patrick is a Fellow of Chartered Accountants Ireland.

Current external appointments:
- Non-executive director and Senior Independent Director of Aviva plc

NatWest Group plc – Annual Report on Form 20-F 83

Morten Friis Independent non-executive director Robert Gillespie Independent non-executive director Corporate governance continued Yasmin Jetha Independent non-executive director Date of appointment: 2 December 2013 Committee memberships Contribution to the Board: Having run a global investment bank during his executive career, Robert has in-depth knowledge of banking and its role within the economy. As a Chartered Accountant, Robert understands complex organisations and demonstrates strong stakeholder management and leadership skills, which enable him to provide constructive views and contributions during Board discussions. Relevant experience: Robert’s career in investment banking specialised in corporate advisory work. He was also Director General of the Takeover Panel from 2010 until 2013. Prior to that Robert held a number of senior positions at UBS including being global head of investment banking, Chief Executive of UBS for EMEA and Vice Chairman of UBS Investment Bank. Robert began his career at Price Waterhouse (now PwC) and then S.G. Warburg which subsequently became part of UBS. Robert was also previously Chairman of The Boat Race Company Limited. Current external appointments: – Non-executive director of Burford Capital Limited – Professor of Practice at the University of Durham – Non-executive director of Social Finance Limited A Ri Re N Date of appointment: 10 April 2014 Committee memberships Contribution to the Board: Morten is a former frontline banker, who subsequently became a Chief Risk Officer in a universal bank. He has in-depth knowledge and expertise in risk management within the financial services industry, which enables him to make a substantial contribution to Board discussions and debate on risk matters. Morten is also knowledgeable in regulatory matters, capital markets, transformation management and corporate resolution. Relevant experience: Morten’s extensive executive career included various roles at Royal Bank of Canada and its subsidiaries, such as Senior Vice President, Group Risk Management, Chief Credit Officer and then Chief Risk Officer. Previously he was also a Director of RBC Bank (USA); Westbury Life Insurance Company; RBC Life Insurance Company; and RBC Dexia Investor Services Trust Company. Morten also served as a Non-executive director of Jackson National Life Insurance Company for five years, and was chair of its board risk committee and a member of its audit committee. Current external appointments: – Member of the board of directors of the Harvard Business School Club of Toronto A Ri N Date of appointment: 1 April 2020 Committee memberships Contribution to the Board: Yasmin brings a wealth of retail banking and customer experience to the Board, as well as valuable technology and innovation insights, and a strong background in general management. Yasmin adds strength and depth to the Board in these important areas, supporting challenge and debate and effective decision-making. On 1 April 2020 Yasmin re-joined the Board of NatWest Group plc, having first been appointed in June 2017. Yasmin stepped down in April 2018 in order to serve solely as a director of our key ring-fenced entities, and, like the majority of our directors, she continues to serve on these boards in addition to the Board of NatWest Group plc. Relevant experience: During her executive career, Yasmin held Chief Information Officer roles at Bupa and the Financial Times, where she later became the Chief Operating Officer. Prior to that Yasmin held a number of senior roles at Abbey National PLC, in a career spanning nearly 20 years, where latterly she served as an executive director on the board. Yasmin has also held a number of non-commercial roles including Vice Chair of the Board of Governors at the University of Bedfordshire (2008 to 2011) and Vice Chair of the National Committee of the Aga Khan Foundation (UK) Ltd, a non-denominational charity that works with communities in Africa, Asia and the Middle East. Current external appointments: – Non-executive director of Guardian Media Group plc – Non-executive director of Nation Media Group Limited S T NatWest Group plc – Annual Report on Form 20-F 84

Mike Rogers Independent non-executive director Lena Wilson Independent non-executive director Jan Cargill Chief Governance Officer and Company Secretary Date of appointment: 26 January 2016 Committee memberships Contribution to the Board: Mike is an extremely experienced retail and commercial banker, with extensive boardroom experience. As a former Chief Executive, Mike brings a broad-based skillset and perspective to the Board, particularly in relation to customer experience, general management and stakeholder engagement. Relevant experience: During his executive career Mike was Chief Executive of Liverpool Victoria Group and he held a variety of roles, both in the UK and overseas, at Barclays Bank. This included roles in business banking, wealth management and retail banking where Mike was Managing Director of Small Business, Premier Banking and UK Retail Banking. Current external appointments: – Chairman of Experian plc – Chairman of Aegon UK plc Re S Date of appointment: 1 January 2018 Committee memberships Contribution to the Board: Lena contributes significant knowledge and experience to the Board drawn from a broad executive and non-executive career. She has extensive transformation and development skills, with experience in enterprise, internationalisation, stakeholder management, ESG and general management. As Chair of the NatWest Group Colleague Advisory Panel since it was established in 2018, Lena provides valuable insights on customer and people issues in particular. Relevant experience: Lena has a portfolio of Chair roles in the listed, private equity and professional services sectors. She has been a FTSE 100 non-executive director for 10 years and previously served on the boards of Scottish Power Renewables Limited and Intertek Group plc. Lena was Chief Executive of Scottish Enterprise from November 2009 until October 2017 and prior to that, was Senior Investment Advisor to The World Bank in Washington DC. Lena was a member of Scotland’s Financial Services Advisory Board and Chair of Scotland’s Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland. Current external appointments: – Chair of Picton Property Income Limited – Chair of AGS Airports Limited – Senior Independent Director of Argentex Group plc – Member of the UK Prime Minister’s Business Council for 2022 – Chair of the Advisory Board of Turtle Pack Limited – Chair of Chiene + Tait LLP – Visiting Professor, University of Strathclyde Business School Re S Ri Date of appointment: 5 August 2019 Contribution to the Board: Jan works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees. She is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors’ professional development. Relevant experience: Jan is a chartered company secretary with over 20 years corporate governance experience. She was appointed Chief Governance Officer and Company Secretary in 2019, and prior to that held various roles in the legal and secretariat functions, including Head of Board and Shareholder Services. Jan has a law degree and is a Fellow of the Chartered Banker Institute. She is also an Associate of The Chartered Governance Institute and has an INSEAD Certificate in Corporate Governance. NatWest Group plc – Annual Report on Form 20-F 85

Chairman’s introduction Corporate governance continued Contents Nominations and Governance Committee responsibilities Dear Shareholder, I am pleased to present the Corporate Governance Report for 2021. The Board met mostly virtually during the year and while we missed the opportunity to meet and engage with colleagues in person, virtual meeting technology continued to offer an effective alternative which supported the efficient running of the Board. The Board spent significant time overseeing the implementation of our strategy and transformation programme alongside other key priorities including our ongoing withdrawal from the Republic of Ireland, capital distributions and financial crime. COVID-19 also remained a key area of focus for the Board in 2021, particularly the support being provided to our customers and colleagues. The three additional independent non-executive directors of NatWest Holdings Limited attend all Board and relevant Board Committee meetings as observers and contribute a ring-fenced bank perspective to Board and Committee discussions. There were no changes to Board or Board Committee membership during 2021, however we continue to keep the composition, skills and experience of the Board under review. Board effectiveness UK Corporate Governance Code 2018 All directors are committed to observing high standards of corporate governance, integrity and professionalism. In conclusion I would like to thank my fellow Board members for their outstanding contributions and commitment throughout the year. Howard Davies Chairman of the Board 17 February 2022 NatWest Group plc – Annual Report on Form 20-F 86 82 Our Board 86 Corporate governance 98 Report of the Group 100 Report of the Group Audit Committee 108 Report of the Group Board Risk Committee 116 Report of the Group Sustainable Banking Committee 118 Report of the Technology and Innovation Committee 120 Directors’ remuneration report 165 Compliance report 168 Report of the directors 171 Statement of directors’ Further details of the Board’s principal activities during 2021 can be found on page 88 of this document. As a Board, we know how important it is to engage with our stakeholders, to listen to them and to consider their interests during Board discussions and decision-making. Understanding the needs of our stakeholders is at the core of our purpose framework as shown on pages 12 to 13 of this document. Examples of how the Board has engaged with key stakeholders and considered their interests, including the impact on principal decisions, can be found on pages 14 to 17 and pages 52 to 53 of the Strategic report in this document and later in this Corporate governance report. In 2021, the Board and Committee evaluation was externally facilitated by Independent Board Evaluation. Further information on how the evaluation was conducted, key outcomes and actions arising can be found on page 96 in this document. Information on how the company has applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code) can be found in this Corporate governance report under the Code’s five main section headings. A formal statement of compliance with the Code can be found on page 165 of this document.

Board and Committee meetings

The table below shows Board and Committee membership and directors' meeting attendance during 2021. There were six scheduled Board meetings during 2021, the same number as in 2020.

In addition to scheduled meetings, additional ad hoc meetings of the Board and some of its Committees were held throughout the year to receive updates and deal with time-critical matters. There were eight additional Board meetings held in 2021 compared to 16 additional meetings held in 2020. When directors are unable to attend meetings convened at short notice, they receive the papers and have the opportunity to provide their feedback in advance.

In accordance with the Code, the Chairman and the non-executive directors met at least once without executive directors present.

Board and Committee membership and meeting attendance in 2021

	Board		Group Audit Committee (GAC)		Group Board Risk Committee (BRC)		Group Nominations and Governance Committee (N&G)		Group Performance and Remuneration Committee (RemCo)		Group Sustainable Banking Committee (SBC)		Technology and Innovation Committee (TIC)	
Director	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc
Howard Davies	6/6	8/8	–	–	–	–	4/4	–	–	–	–	–	–	–
Alison Rose	6/6	8/8	–	–	–	–	–	–	–	–	–	–	–	–
Katie Murray	6/6	8/8	–	–	–	–	–	–	–	–	–	–	–	–
Frank Dangeard[1]	6/6	7/8	–	–	–	–	–	–	8/8	3/3	–	–	4/4	–
Patrick Flynn	6/6	8/8	5/5	–	8/8	1/1	4/4	–	–	–	–	–	4/4	–
Morten Friis	6/6	8/8	5/5	–	8/8	1/1	4/4	–	–	–	–	–	–	–
Robert Gillespie	6/6	8/8	5/5	–	8/8	1/1	4/4	–	8/8	3/3	–	–	–	–
Yasmin Jetha	6/6	8/8	–	–	–	–	–	–	–	–	5/5	2/2	4/4	–
Mike Rogers[1]	6/6	7/8	–	–	–	–	–	–	8/8	3/3	5/5	2/2	–	–
Mark Seligman	6/6	8/8	5/5	–	–	–	4/4	–	8/8	3/3	–	–	–	–
Lena Wilson	6/6	8/8	–	–	8/8	1/1	–	–	8/8	3/3	5/5	2/2	–	–

(1) Mr Dangeard and Mr Rogers were each unable to attend one ad hoc meeting, due to prior commitments.

How the Board operated in 2021

The Board continued to meet largely virtually during 2021. A hybrid meeting was held in July and in September the full Board was able to meet in person for the first time since the start of the pandemic.

At each scheduled Board meeting the directors received reports from the Chairman, Board Committee Chairmen, Group Chief Executive Officer (Group CEO), Group Chief Financial Officer (Group CFO), Group Chief Risk Officer and other members of the executive management team, as appropriate (referred to in the Board annual calendar which follows as 'regular reports'). Other senior executives attended Board meetings throughout the year to present reports to the Board. This provided the Board with an opportunity to engage directly with management on key issues and support succession planning.

The Board and Group Executive Committee (ExCo) operating rhythm continues to support a proactive and transparent agenda planning and paper preparation process. This process includes the following key elements:

- A pre-Board meeting with the Chairman, Group CEO, Group CFO and Chief Governance Officer and Company Secretary to ensure the Board and executive management are aligned on Board agendas.
- A post Board meeting with the Chairman, Group CEO and Chief Governance Officer and Company Secretary to discuss what went well or could be improved after each meeting.
- A look ahead paper at each ExCo and Board meeting setting out key items that will be discussed at the next meeting.

NatWest Group plc – Annual Report on Form 20-F 87

Corporate governance continued

Principal areas of Board focus in 2021

As in 2020, a short set of Board objectives was adopted for 2021, closely aligned to our purpose and strategic priorities. These have supported agenda planning and helped to guide how the Board spends its time, ensuring appropriate focus on the longer-term and strategic issues. Whilst our response to the COVID-19 pandemic continued to be a priority for the Board, there was a shift away from standalone pandemic-related updates towards integrated reporting on COVID-19 related matters across the Board agenda, including through our regular reports and business reviews.

The Chief Governance Officer and Company Secretary maintains an annual agenda planner designed to ensure that all matters set out in the Board's terms of reference are considered by the Board. The table below is an overview of the main matters considered by the Board during 2021 and also shows the Board training provided. In 2021, we introduced the use of videos into Board training and presentations which has been well received by the Board. They have been used, for example, to deliver background materials as well as insights from colleagues and customers to support Board discussions.

Ad hoc meetings of the Board were held concurrently with scheduled meetings of the Board of NatWest Holdings Limited in March and September, to deal with any time critical matters or to support efficient review of items of mutual interest.

Board annual calendar for 2021

	Spotlight and ad hoc items	Scheduled items	Training
January (ad hoc)	– Strategy updates – Capital distributions – Executive remuneration		
February	– Strategy updates – Budget – Capital distributions – Banking Standards Board presentation (now Financial Services Culture Board or FSCB)	– Regular reports – Business reviews – 2020 Annual Results (including ESG Supplement and Climate-related Disclosures Report) – Legal and regulatory report – Board business insights pack – 2021 Board objectives – 2021 Annual General Meeting arrangements	
March (ad hoc)	– Talent engagement session – Strategy – One Bank transformation – Colleague Advisory Panel report – Directed share buyback – Internal Capital Adequacy Assessment Process – Internal Liquidity Adequacy Assessment Process – Board succession planning – Financial crime		– Operational resilience – Consumer protection
April	– Strategy updates – One Bank transformation	– Regular reports – Business reviews – Risk management framework – Risk appetite – Q1 2021 results – Legal and regulatory report – Board business insights pack – 2021 Annual General Meeting arrangements – Health and safety annual review – Governance Framework annual review	

NatWest Group plc – Annual Report on Form 20-F 88

	Spotlight and ad hoc items	Scheduled items	Training
June	– Talent and executive succession – Recovery plans – Capital distributions – Annual Board strategy session ▷	– Regular reports – Colleague Advisory Panel report – Business reviews – Legal and regulatory report – Board business insights pack – Group money laundering reporting officer report – Financial crime – 2020 Modern Slavery and Human Trafficking statement – Our View mid-year survey results – 2021 solvency stress test results	– Directors' duties in resolution ▷
July	– Prudential Regulation Authority presentation and engagement session – Culture spotlight – One Bank transformation – Brand portfolio – Capital distributions – Resolvability Self-Assessment – On-market share buyback	– Regular reports – Business reviews – H1 2021 results – Legal and regulatory report – Board business insights pack	– Cyber security
September (ad hoc)	– One Bank transformation – Budget and stress scenarios – Climate Biennial Stress Test results ▷ – Financial crime		– Financial crime
October	– Strategy updates – One Bank transformation – Our View annual survey results	– Regular reports – Business reviews – Q3 2021 results – Talent and executive succession – Legal and regulatory report – Board business insights pack	– Climate
December	– Strategy updates – One Bank transformation – Annual Board effectiveness review – Budget – Capital distributions – Operational resilience – Our values refresh – Culture measurement report – Annual purpose update – Brand portfolio – Board skills matrix – Executive performance and remuneration	– Regular reports – Business reviews – Colleague Advisory Panel report – Risk management framework – Risk appetite – Board business insights pack – Financial crime – 2022 Annual General Meeting arrangements	

Online training

▷ *Included video materials as part of training or Board materials.*

NatWest Group plc – Annual Report on Form 20-F 89

Subsidiary governance and ring-fencing NatWest Group plc is a listed company with equity listed on the London and New York stock exchanges. NatWest Holdings Limited (NWH) is the holding company for our ring-fenced operations, which include our retail, commercial and private banking businesses. A common board structure is operated such that the directors of NWH are also directors of The Royal Bank of Scotland plc and National Westminster Bank Plc. Known collectively as the NWH Sub Group, the boards of these three entities meet concurrently. On 3 May 2021, following Court approval, the business of Ulster Bank Limited was transferred into its immediate parent, National Westminster Bank Plc (NWB Plc). This reorganisation saw the Ulster Bank brand in Northern Ireland become a trading name of NWB Plc and simplified the NatWest Group by aligning the legal entity structure with the pre-existing management structure. The simplification ensured continuity of service under the Ulster Bank brand, with customers continuing to receive the same products and services through the same channels. Colleagues became employees of NWB Plc, with their existing benefits and conditions of employment remaining unchanged. An integral part of NatWest Group’s governance arrangements is the appointment of three double independent non-executive directors (DINEDs) to the boards, and board committees, of the NWH Sub Group. They are Francesca Barnes, Graham Beale, and Ian Cormack. The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of NatWest Group by virtue of their NWH Sub Group-only directorships. The DINEDs play a critical role in NatWest Group’s ring-fencing governance structure, and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group’s governance arrangements, including the ability of each board to take decisions independently. The DINEDs attend NatWest Group plc Board and relevant Board Committee meetings in an observer capacity. The governance arrangements for the boards and board committees of NatWest Group plc and the NWH Sub Group have been designed to enable NatWest Group plc to exercise appropriate oversight and to ensure that, as far as is reasonably practicable, the NWH Sub Group is able to take decisions independently of the wider Group. NatWest Markets supports NatWest Group’s corporate and institutional customers through NatWest Markets Plc and its subsidiaries. RBS International serves retail, commercial and corporate customers and financial institutions and operates through The Royal Bank of Scotland International (Holdings) Limited and its subsidiaries. The Group Nominations and Governance Committee monitors the governance arrangements of NatWest Group plc and its 2018 UK Corporate Governance Code Throughout the year the company has applied the Principles and complied with the Provisions of the Code, except in relation to: – Provision 17 that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions and oversee the development of a diverse pipeline for succession; and – Provision 33 that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. In addition, the Board has delegated two particular aspects of the Code’s provisions to Board Committees, with regular updates provided to the Board as appropriate: – The Group Audit Committee has delegated responsibility for reviewing and monitoring NatWest Group’s whistleblowing process. – The Group Sustainable Banking Committee has delegated responsibility for reviewing key workforce policies and practices (not related to pay) to ensure they are consistent with NatWest Group’s values and support long-term sustainable success. For further information please refer to the remainder of this report and the relevant Committee reports on the following pages. Further information on how the company has applied the Principles and complied with the Provisions of the Code is set out below under the Code’s five main section headings. Board leadership and company purpose Role of the Board The Board is collectively responsible for promoting the long-term sustainable success of the company, driving both shareholder value and contribution to wider society. The Board’s role is to provide leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board establishes NatWest Group’s purpose, values and strategy and leads the development of NatWest Group’s culture. The Board sets the strategic aims of the company and its subsidiaries, ensures that the necessary resources are in place for NatWest Group to meet its objectives, is responsible for the raising and allocation of capital and reviews business and financial performance. It ensures that the company’s obligations to its shareholders and other key stakeholders are understood and met. Corporate governance continued NatWest Group plc – Annual Report on Form 20-F 90 subsidiaries and approves appointments to the boards of principal and material regulated subsidiaries, as described in the Group Nominations and Governance Committee report on page 98 of this document. In both instances, the Board considers that these are matters which should rightly be reserved for the Board, as set out in more detail in our statement of compliance on page 165 of this document.

The Board terms of reference include a formal schedule of matters specifically reserved for the Board's decision and are reviewed at least annually. They are available at natwestgroup.com. An internal review confirmed the Board had fulfilled its remit as set out in its terms of reference during 2021.

Board Committees

The Board has established a number of Board Committees with particular responsibilities. Please refer to the Committee Chairman reports for further details. Board Committee terms of reference are available at natwestgroup.com.

Purpose, values, strategy and culture

In February 2020, and following an extensive period of stakeholder engagement, the Board approved NatWest Group's purpose and strategy. Throughout 2021, our purpose has continued to inform and drive our response to the pandemic, acting as an important point of reference during Board discussions, debate and decision-making.

The Board received its annual purpose update in December 2021 which summarised progress in becoming a purpose-led bank against the three purpose focus areas of climate, enterprise and learning. It highlighted the progress to date on embedding purpose and delivering against public commitments; the key areas of focus for 2022; and an update on stakeholders' perception of NatWest Group and its purpose aligned to the Blueprint for Better Business framework.

Further information on progress against our purpose and strategic priorities can be found in the Strategic report.

The Board assesses and monitors NatWest Group's culture in several ways, as illustrated by the diagram below.

NatWest Group plc – Board responsibilities in relation to culture

- Leads the development of NatWest Group's culture, values and standards.
- Assesses and monitors culture.
- Reviews and approves NatWest Group's values.

Board reporting on culture

What did the Board receive?	When did it receive it?	Key areas of focus
Banking Standards Board (BSB) presentation (now FSCB)	February	BSB's 2020 Survey Annual Report and its review of the embedding of purpose in NatWest Group.
Colleague Advisory Panel reports	March June December	Feedback on discussions from Colleague Advisory Panel meetings. Topics covered included wellbeing support for colleagues, retail banking strategy, purpose, remuneration (including executives and the wider workforce), climate and ways of working.
One Bank Transformation Programme spotlight on organisation, skills and culture	April October	Future of work and strategic workforce planning. This covered new ways of working, colleague journeys, colleague experience, career development, skills and capability, learning, wellbeing and inclusion.
Our View colleague survey	June October December	Insights from the colleague opinion surveys conducted in April and September 2021. Key measures included culture, purpose, building capability, inclusion, engagement and leadership. A follow up paper was presented to the Board in December to address an action from the Board on how to strengthen engagement with middle and senior mangers on leading through transformation.
Culture spotlight	July	An update on the refresh of our values and the alignment to purpose and strategy as well as an overview of cultural strengths, behavioural weaknesses, operating model and future culture.
Culture measurement report	July December	Insights and metrics to allow the Board to assess the status of NatWest Group's culture and understand future priorities. The reports used the Blueprint for Better Business framework to report progress highlighting both positive trends and areas for improvement.
Our values	December	The Board was asked to approve the refreshed values which had been updated to ensure greater alignment to purpose and strategy.
Board business insights pack	Each meeting	Metrics to demonstrate how NatWest Group is delivering for colleagues (culture, purpose and inclusion).

The activities described above have supported the Board in meeting the Code requirement to satisfy itself that the company's purpose, values, strategy and culture are aligned.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group plc – Annual Report on Form 20-F 91

Corporate governance continued

Stakeholder engagement

In February 2021, the Board approved its annual objectives and confirmed the Board's key stakeholder groups – customers, colleagues, communities, investors, regulators, and suppliers. The Board's agenda and engagement plans were structured to enhance the Board's understanding of stakeholders' views and interests. This in turn has informed Board discussions and decision-making.

Workforce engagement

NatWest Group's Colleague Advisory Panel (CAP) was set up in 2018 to help promote colleague voices in the boardroom and supports our compliance with Code requirements in relation to Board engagement with the workforce.

Through the CAP, colleagues can engage directly with senior management and the Board on topics which are important to them, thereby strengthening the voice of colleagues in the Boardroom. The CAP is made up of 28 colleagues who represent employee-led networks, talent programmes, employee representative bodies or are self-nominated. In this way we ensure the panel is diverse, inclusive and representative of the workforce.

The CAP met with representatives from the Board three times in 2021 to discuss issues such as wellbeing, remuneration (including executives and the wider workforce), climate, retail banking strategy, sustainability and purpose. The CAP continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members. In 2022 we are reviewing our approach to how the Board engages with the workforce.

The Stakeholder engagement section of the Strategic report on pages 14 to 17 of this document includes examples of how the Board engaged directly with stakeholders, and our section 172(1) statement on pages 52 to 53 of this document describes how stakeholder interests have been considered in board decision-making, including principal decisions.

Set out below is an overview of further ways in which stakeholder views have been communicated to the Board, which often takes place indirectly via management updates.

Stakeholder Group	How stakeholder views have been communicated	Examples of what was shared	How did the Board use that information?
Customers	– Group CEO report – Business reviews – Ad hoc reports to the Board	– Updates on customer engagement activity and customer sentiment. – Competition and Markets Authority service quality results and Net Promoter Scores.	– Allowed the Board to oversee and challenge business performance more effectively and better understand performance versus peers.
Colleagues	– Group CEO report – Business reviews – Colleague specific papers presented to the Board	– Ways of working updates. – Our View survey results. – Culture measurement reports. – Colleague input to the development of our refreshed values.	– Allowed the Board to better understand colleague sentiment and levels of colleague engagement and, in the case of the values refresh, how colleagues' views have been considered and influenced the final proposal.
Communities	– Board training – Ad hoc reports to the Board	– Training materials on climate. – Launch of CareerSense.	– The climate training session updated the Board on progress against our climate ambitions, goals and targets and supported a better understanding of regulatory and investor expectations on climate. – The CareerSense update was a good example of our purpose in action and NatWest Group's support of young people and communities across the UK.
Investors	– Investor feedback reports – Group CFO report	– Detailed investor feedback (both equity market reaction and fixed income market reaction) was shared each quarter following each results presentation. – Feedback on other investor presentations by management. – External market perspectives.	– Investor feedback reports provided the Board with direct feedback from investors on NatWest Group's strategy and financial performance. – The Group CFO kept the Board updated on external market perspectives which included share price performance and trading activity, allowing the Board to monitor investor activity.
Regulators	– Regulatory correspondence – Group CEO and Group CFO reports and business reviews	– Relevant regulatory correspondence that regulators requested be shared with the Board and, where applicable, proposed management responses. – Updates on regulatory engagement.	– Sharing the correspondence and proposed responses allowed the Board to understand key matters being raised by regulators and how management were addressing those. – Kept the Board informed on key topics being discussed by management with regulators, enhancing the Board's understanding of key regulatory priorities.
Suppliers	– Business reviews	– Regular updates on key supplier and partnership relationships and initiatives being undertaken with them.	– Provided the Board with visibility on key supplier activity and how this is supporting our purpose, strategy, financial performance and our ambitions on climate and the environment.

NatWest Group plc – Annual Report on Form 20-F 92

The effectiveness of Board stakeholder engagement mechanisms is considered during the annual Board evaluation. Workforce policies and practices As referred to above, the Board has delegated certain Code provisions to Board Committees, with regular updates to the Board on relevant issues. In October 2021 the Group Sustainable Banking Committee considered key workforce policies and practices as part of its people and culture meeting, where a spotlight on living our purpose included updates on reward, career development, succession planning, recruitment, inclusion and learning frameworks. At that time, it was acknowledged that a refreshed set of values, aligned to our purpose, would be presented to the Board in December 2021 for approval and that workforce policies and practices would be updated where required to ensure ongoing alignment to NatWest Group’s values. The Group Audit Committee retains responsibility for reviewing and monitoring NatWest Group’s whistleblowing process. Conflicts of interest The Directors’ Conflicts of Interest policy sets out procedures to ensure that the Board’s management of conflicts of interest and its powers for authorising certain conflicts are operating effectively. Each director is required to notify the Board of any actual or potential situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts. Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company’s Articles of Association. The Board considers each request for authorisation on a case-by-case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process. Details of all directors’ conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Company Secretary and reviewed annually by the Board. Division of responsibilities The Board has 11 directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director. Non-executive director independence The Board considers that the Chairman was independent on appointment and that all current non-executive directors are independent for the purposes of the Code. Chairman and Group CEO The role of Chairman is distinct and separate from that of the Group CEO and there is a clear division of responsibilities, with the Chairman leading the Board and the Group CEO managing the business day to day. Senior Independent Director Throughout 2021, Mark Seligman, as Senior Independent Director, acted as a sounding board for the Chairman, and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have had, as appropriate. Non-executive directors Along with the Chairman and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference. The non-executive directors combine broad business and commercial experience with independent and objective judgment. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team and hold management to account. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across NatWest Group’s business activities and ensures no one individual or small group of individuals dominates the Board’s decision-making. The Chairman and non-executive directors meet at least once every year without the executive directors present. Details of the key responsibilities of the Chairman, Group CEO, Senior Independent Director and non-executive directors are available at natwestgroup.com. Chief Governance Officer and Company Secretary The Chief Governance Officer and Company Secretary, Jan Cargill, works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees. The Chief Governance Officer and Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors’ professional development. Executive management The Group CEO is supported by Group ExCo, which considers strategic, financial, capital, risk and operational issues affecting NatWest Group and reviews relevant matters in advance of Board submission. Group ExCo’s membership comprises the Group CEO, Group CFO and the Group Chief Risk Officer; who are also members of the wider executive management team. Biographies of the executive management team can be found at natwestgroup.com. NatWest Group plc – Annual Report on Form 20-F 93 Further details on NatWest Group’s approach to investing in and rewarding its workforce can be found on pages 58 to 61 of the Strategic report in this document. The performance of the Chairman and non-executive directors is evaluated annually and further details of the process undertaken can be found on page 97 of this document. Director biographies and details of the Board Committees of which they are members can be found on pages 82 to 85 of this document. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Time commitment and external appointments It is anticipated that non-executive directors will allocate sufficient time to the company to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role. Directors have been briefed on the limits on the number of other directorships that they can hold under the requirements of the fourth Capital Requirements Directive. Lena Wilson and Frank Dangeard both re-organised their portfolios of appointments and took up new appointments in 2021. Ms Wilson was appointed as a non-executive director and subsequently Chair of Picton Property Income Limited and as a non-executive director and Chair of AGS Airports Limited and Mr Dangeard was appointed Chairman of SPEAR Investments I B.V. These appointments were approved by the Board in advance and the Board considered both potential conflicts and time commitment and was satisfied that each would be able to continue to meet their commitments to NatWest Group given the other changes to their respective portfolios. The Board continues to monitor the commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively. Information All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Company Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company’s expense. Our directors are mindful that it is not always possible to achieve an outcome which meets the requirements, needs and/or expectations of all stakeholders who are, or may be, impacted. For decisions which are particularly challenging or complex, we introduced an additional page to our paper template in 2021 which provides directors with further information to support purposeful decision-making. This additional page uses Blueprint for Better Business as a base and is aligned to our broader purpose framework. Induction and professional development Each new director receives a formal induction on joining the Board, which is coordinated by the Chief Governance Officer and Company Secretary and tailored to suit the requirements of the individual concerned. This includes visits to NatWest Group’s major businesses and functions and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. All new directors receive a copy of the NatWest Group Director Handbook. The Handbook operates as a consolidated governance support manual for directors of NatWest Group plc and the NWH Sub Group, providing both new and current directors with a single source of information relevant to their role. It covers a range of topics including NatWest Group’s corporate structure; the Board and Board Committee operating model; Board policies and processes; and a range of technical guidance on relevant matters including directors’ duties, conflicts of interest, and the UK Senior Managers and Certification Regime. The Handbook forms part of a wider library of reference materials available via our resources portal. Composition, succession and evaluation Composition The Board is structured to ensure that the directors provide NatWest Group plc with the appropriate combination of skills, experience, knowledge and diversity, as well as independence. Given the nature of NatWest Group’s businesses, experience of banking and financial services is clearly of benefit, and the Board has a number of directors with substantial experience in those areas. Our directors also possess substantial skills and experience in the areas of Transformation, Financial Markets/ Investment Banking, and Environmental, Social and Governance (including climate). In December 2021 the Group Nominations and Governance Committee reviewed, and the Board approved, a refreshed version of our Board skills matrix, a summary view of which is set out below. The Board skills matrix reflects directors’ self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities, and will continue to be considered by the Group Nominations and Governance Committee, and the Board, at least once a year. Corporate governance continued NatWest Group plc – Annual Report on Form 20-F 94 The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities. Prior to appointment, significant commitments require to be disclosed with an indication of the time involved. External appointments require prior Board approval, with the reasons for permitting significant appointments explained in the Annual Report on Form 20-F. Directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of NatWest Group is also provided. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities. The non-executive directors discuss their training and professional development with the Chairman at least annually. Details of the training and development undertaken by directors during 2021, which is co-ordinated by the Chief Governance Officer and Company Secretary, can be found on pages 88 to 89 of this document (Board annual calendar for 2021). Our Board and Committee paper template includes a section for authors to explain how the proposal or update aligns with our purpose and a separate section for them to include an assessment of the relevant stakeholder impacts for the directors to consider. This aligns with the directors’ duties under section 172(1) of the Companies Act 2006 and further details on how the directors have complied with their section 172(1) duties can be found on pages 52 to 53 of the Strategic report in this doucment.

Board skills and experience 0 2 4 6 8 10 Risk management Broad Financial Services Transformation Financial Markets / Investment Banking Environmental, Social and Governance (incl climate) CEO / Senior Executive Management Customer experience Government / regulatory / public sector Retail / Commercial / Private Banking Digital and Innovation CFO / Accountant Technology (infrastructure, cyber) 11 Skills and experience Number of directors Board Committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any one individual. Succession As set out in its terms of reference the Board is responsible for ensuring adequate succession planning for the Board and senior management, so as to maintain an appropriate balance of skills and experience within NatWest Group and on the Board. In 2021 the Board received two updates on talent and executive succession planning which enabled them to monitor the internal talent pipeline and provide feedback. These updates included a detailed analysis of the diversity of the talent pool, with a view towards continuing to improve diversity over the longer term. The Board also held a talent session with potential Executive Committee successors, and members of the Group Sustainable Banking Committee held an informal session with executive talent. These sessions helped our non-executive directors to get to know potential future leaders, through focused debates on strategic topics. The Group Nominations and Governance Committee supports the Board on Board succession planning, including making recommendations to the Board on Board appointments and Board Committee membership. In February 2021 (following review and recommendation by the Group Nominations and Governance Committee), the Board approved succession plans for the roles of Senior Independent Director and Committee Chairs, covering orderly transition plans for the short and medium term, and contingency arrangements which could be implemented in case of an emergency. These succession plans are reviewed by the Group Nominations and Governance Committee and approved by the Board at least once a year. Election and re-election of directors In accordance with the provisions of the Code, all directors stand for election or re-election by shareholders at the company’s AGM. In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders. Evaluation In accordance with the Code, an evaluation of the performance of the Board, its Committees, the Chairman and individual directors takes place annually. The evaluation is externally facilitated every three years, with internal evaluations in the intervening years. An external evaluation was conducted in 2018 by Independent Board Evaluation (IBE), with internal evaluations taking place in 2019 and 2020. IBE returned in 2021 to facilitate their second external Board and Committee evaluation for NatWest Group. Further details on how IBE was selected in 2021, how the 2021 evaluation was conducted and the outcomes and actions arising from that process are set out in this section. Progress following the 2020 internal Board evaluation A number of actions were progressed during 2021 in response to the findings of the 2020 internal Board evaluation. 2020 actions 2021 progress Agree a shorter and more focused set of Board objectives for 2021. – A more concise set of Board objectives was agreed for 2021, supporting effective management of Board priorities and agenda planning. Explore different options for directors to engage with customers. – Through a customer engagement programme a number of non-executive directors observed customer facing colleagues in action and heard customer feedback as part of a focus group or customer listening surgery. Review potential enhancements to Board Management Information on customers and suppliers – Board reporting was enhanced to include customer measures aligned to purpose and transformation targets, and enhanced tracking of progress against customer advocacy and satisfaction targets. – There was also a review and alignment of customer measures used across the businesses, to ensure greater consistency of reporting. – Our business review template was updated to provide for more detailed reporting on supplier relationships. Enhance Board visibility of Executive Committee successors. – Board visibility of the executive talent pipeline was enhanced through Board and Group Sustainable Banking Committee talent sessions. – Senior executives below Executive Committee level continued to present papers at Board meetings, further contributing to their profile in the Boardroom. Details of progress made against the actions arising from the 2020 internal Committee evaluations can be found in the relevant Committee Chairman Reports. NatWest Group plc – Annual Report on Form 20-F 95 Further information on the role of the Group Nominations and Governance Committee and its activities during 2021 can be found in the Committee Chairman’s report on page 98 of this document.

Corporate governance continued 2021 Board evaluation – outcomes and actions The IBE report identified positive changes in Boardroom culture and dynamics since the last external review in 2018. Board relationships with management were more transparent, and there was a better balance between support and challenge from the Board. Care would be required to ensure this balance was maintained. Whilst working remotely remained challenging and directors missed the opportunity for informal interaction, they were pleased at how quickly and effectively they had been able to adapt. After a period of stability in terms of Board composition, the IBE report highlighted the importance of prioritising Board succession planning in future. IBE highlighted scope to enhance the Board’s technology experience, and the importance of ensuring appropriate focus on diversity (with respect to age, gender, experience and ethnicity). These are matters which the Board and Group Nominations and Governance Committee will keep under review during 2022. IBE also observed that NatWest Group’s ring-fencing governance arrangements, which had just been introduced at the time of the 2018 evaluation, were now considered to be operating effectively with no significant issues or concerns raised. 2021 External Board Committee evaluation IBE were engaged to facilitate the external evaluation in 2021. IBE had previously conducted the 2018 evaluation and at that time, NatWest Group’s corporate governance arrangements were undergoing significant change in preparation for the implementation of ring-fencing. Following a recommendation from the Group Nominations and Governance Committee, the Board agreed that the 2021 evaluation should be conducted externally in accordance with the Code and that IBE should be appointed again to provide important continuity. The Board concluded that IBE’s appointment would also provide a helpful opportunity to review how ring-fencing governance arrangements had embedded since the 2018 exercise. IBE has no other connection with NatWest Group. The sections of this report which describe the process followed or which attribute opinions to the external facilitator have been agreed with IBE prior to publication. How the evaluation was conducted Objectives and scope – The Chairman, Group CEO and Chief Governance Officer and Company Secretary briefed IBE on the objectives of the 2021 Board and Committee evaluation. – The NatWest Group plc and NWH Sub Group Boards and Board Committees were confirmed to be in scope for a comprehensive performance review. Focus areas included Board culture, Board composition and succession planning (including skills, diversity and experience), strategy (oversight and implementation), Board focus and priorities, induction, risk management, stakeholder engagement, and quality of meetings and papers. Information gathering – IBE held interviews with all of the directors, members of senior management, external advisers and auditors. – The lead evaluator observed the main Board and Committee meetings in October 2021. – The Chief Governance Officer and Company Secretary provided copies of Board and Committee papers and other supporting materials to IBE. Report preparation – IBE prepared draft reports for the Board and Board Committees. – IBE’s recommendations were based on best practice as described in the Code and other relevant guidelines. – Draft conclusions were discussed with the Chairman and Committee Chairmen in advance of report circulation. Review and action planning – Board and Committee reports were presented and discussed at the December 2021 Board and Committee meetings. – In February 2022, the Board agreed an action plan in response to the recommendations set out in IBE’s report. NatWest Group plc – Annual Report on Form 20-F 96

In February 2022 the Board agreed a detailed action plan in response to the recommendations set out in IBE’s 2021 external Board evaluation report, which included the following:- Theme 2022 actions Strategy Introduce a new operating rhythm for Board engagement and oversight with more frequent sessions during the year focused on key strategic topics. Board focus and priorities Agree a new set of Board objectives for 2022. Identify opportunities to streamline the Board agenda and other Board activities to facilitate effective management of Board priorities. Engagement with the business and stakeholders Identify further opportunities for non-executive directors to engage with the business and key stakeholders either through participation in existing business initiatives or Board specific activity. Colleague engagement Review the Board’s overall approach to colleague engagement, including the role of the Colleague Advisory Panel, to ensure it remains fit for purpose. Implementation of the 2021 Board evaluation action plan will be overseen by the Group Nominations and Governance Committee during 2022. 2021 Board Committee evaluations – outcomes and actions Details of the outcomes of the 2021 external Board Committee evaluations can be found in the relevant Committee Chairman reports. Progress against these actions will be tracked at Committee level during 2022. 2021 Individual director and Chairman effectiveness reviews The Chairman met each director individually to discuss their own performance and continuing professional development and establish whether each director continues to contribute effectively to the company’s long-term sustainable success. The Chairman also shared peer feedback provided to IBE as part of the evaluation process. Separately, the Senior Independent Director, together with the Senior Independent Director of the ring-fenced bank, sought feedback on the Chairman’s performance from the non-executive directors, executive directors and other key internal and external stakeholders and discussed it with the Chairman. This included peer feedback provided to IBE by directors as part of the evaluation process. Audit, risk & internal control – the Group Audit Committee Chairman’s letter and the internal control framework in place; and – the Group Board Risk Committee Chairman’s letter and Remuneration NatWest Group plc – Annual Report on Form 20-F 97 Information on how the company has applied the Principles and complied with the Provisions set out in this section of the Code can be found throughout the Annual Report on Form 20-F. The following sections are of particular relevance: report of the Committee (page 100 of this document) which sets out the process undertaken to evaluate the effectiveness of both the Internal Audit function and the external auditors in 2021, and the principal findings thereof. It also explains the approach taken to ensuring the integrity of financial and narrative statements, and confirms that it supports the Board in the assessment of NatWest Group’s disclosures to be fair, balanced and understandable; – the Compliance report (page 165 of this document), which explains the report of the Committee (page 108 of this document) which explains how the Board oversees the principal and emerging risks facing NatWest Group and how management addresses these. The Directors’ remuneration report on page 120 of this document provides information on the activities of the Group Performance and Remuneration Committee, the decisions taken on remuneration during the year and why the Committee believes these are the right outcomes in the circumstances. The report also details how the remuneration policy for executive directors supports the delivery of the company’s strategic goals and purpose, with significant delivery in shares to provide long-term alignment with shareholders. Information is also included on wider workforce remuneration and the steps taken to engage with the workforce around remuneration and ensure fair pay and a healthy culture.

Report of the Group Nominations and Governance Committee Corporate governance continued Dear Shareholder, As Chairman of the Board and Chairman of the Group Nominations and Governance Committee I am pleased to present our report on the Committee’s activity during 2021. Role and responsibilities The Committee is responsible for reviewing the structure, size and composition of the Board, and membership and chairmanship of Board Committees and recommends appointments to the Board. In addition, the Committee monitors NatWest Group’s governance arrangements to ensure that best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting NatWest Group. The Committee makes recommendations to the Board in respect of any consequential amendments to NatWest Group’s operating model. The terms of reference of the Committee are reviewed annually, approved by the Board and are available at natwestgroup.com. Principal activity during 2021 In addition to reviewing the structure, size and composition of the NatWest Group plc Board, the Committee has also continued to oversee work aimed at further enhancing NatWest Group’s subsidiary governance framework. A number of our material regulated subsidiaries made appointments to their boards during 2021, which the Committee has overseen. Spencer Stuart and Green Park have both been engaged during the year to support NatWest Group’s subsidiary board search activity. The firms are members of the retained executive search panel of suppliers (managed by NatWest Executive Search). Spencer Stuart also provide leadership advisory and senior executive search and assessment services to the Human Resources function within NatWest Group. In addition to succession planning, the Committee has overseen the process to reach agreement with the PRA in respect of the renewal of regulatory modifications which ensure the continuation of a governance model that is compatible with ring-fencing legislation. During the year the Committee continued to monitor NatWest Group’s governance arrangements to ensure that they remain appropriate by reference to best practices in corporate governance (having regard to relevant legislation, guidelines, industry practice and developments affecting NatWest Group in the markets where it operates). During 2021 the Committee considered a number of external policy developments and the potential impacts on NatWest Group’s corporate governance framework, including HM Treasury’s independent review of ring-fencing and proprietary trading, as well as discussion and consultation papers issued by the FCA, PRA and Bank of England on proposals to enhance diversity and inclusion in the financial sector. Membership and meetings Throughout 2021 the Committee comprised the Chairman of the Board and four independent non-executive directors. Graham Beale also observes meetings of the Committee in his capacity as Senior Independent Director of NWH Ltd and member of the NWH Ltd Nominations Committee. Letter from Howard Davies Chairman of the Group Nominations and Governance Committee There were no changes to the composition of the Board during 2021. The Committee nevertheless acknowledges the tenure of a number of current Board directors and therefore made succession planning a priority in 2021. The Committee reviewed the contribution of a number of Board members under the Board Appointment Policy which sees non-executive directors appointed for an initial three year term, subject to annual re-election at the AGM. Following assessment by the Committee, they may then be appointed for a further three year term. Non-executive directors may continue to serve beyond six years, subject to a maximum tenure of nine years. The tenures of current Board directors is set out on page 79 of this document. The Committee holds a minimum of four meetings per year and meets on an ad hoc basis as required. In 2021, there were four meetings. Individual attendance by directors at these meetings is shown in the table on page 87 of this document. NatWest Group plc – Annual Report on Form 20-F 98

Performance evaluation Boardroom Inclusion Policy Objectives and targets The Boardroom Inclusion Policy’s objectives ensure that the Board, and any Committee to which it delegates nomination responsibilities, follows an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion. Monitoring and reporting Throughout 2021 the Board met the recommendation of the Parker Review with at least one member of the Board being of Black, Asian or Minority Ethnic background and it intends to continue to meet that recommendation. At the end of 2021 the Board exceeded the recommendation of the FTSE Women Leaders Review ((formerly the Hampton- Alexander Report) 33% female representation on the boards), with 36% of the Board being female. The boards of NatWest Group plc and the NWH Group meet consecutively and share a largely common membership. When considered together, the director population across both boards currently meets the Parker target and exceeds the FTSE Woman Leaders target with a female representation of 36%. Howard Davies Chairman of the Group Nominations and Governance Committee 17 February 2022 NatWest Group plc – Annual Report on Form 20-F 99 Diversity and inclusion progress, including information about the appointment process, will continue to be reported in the Group Nominations and Governance Committee’s report in the NatWest Group plc Annual Report on Form 20-F. The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year. The 2021 review of the effectiveness of the Board and its senior Committees was facilitated by Independent Board Evaluation, a specialist board evaluation consultancy. The Committee has considered and discussed the outcomes of the evaluation and accepts the findings, more information on which can be found on page 96 of this document. Overall, the review concluded that the Committee’s responsibilities had been discharged effectively with no material recommendations being identified for action. The Committee will continue to ensure that the full Board is appropriately sighted on the work of the Committee, including the Board succession activity that will be a key priority for the Committee during 2022. The Board operates a Boardroom Inclusion Policy which reflects the most recent industry targets and is aligned to the NatWest Group Inclusion Policy and Principles applying to the wider bank. The policy currently applies to the most senior NatWest Group boards: NatWest Group plc, NWH Ltd, NWB Plc and RBS plc. A copy of the Boardroom Inclusion Policy is available at natwestgroup.com/who-we-are. The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit, is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process. Further details on NatWest Group’s approach to diversity can be found on page 59 of this document. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Report of the Group Audit Committee Corporate governance continued Membership Dear Shareholder, In 2021 the Group Audit Committee (GAC) has continued to operate effectively, supporting NatWest Group to help people, families and businesses to thrive. This report sets out the key areas of focus for the GAC during the year and explains how the Committee discharged its key responsibilities. A core function of the Committee is to oversee and challenge the processes undertaken by management in the preparation of the published financial and relevant non-financial information. The Committee also assists the NatWest Group Board in carrying out its responsibilities relating to accounting policies and internal control functions. More detail on the remit of the Committee can be found in its terms of reference which are reviewed annually and available at natwestgroup.com. Scrutinising the integrity and quality of the financial results released by NatWest Group over the course of the year continued to be a priority for the Committee. As part of its review of disclosures such as the quarterly, interim and full year results, the Committee also considered detailed reports from management on the judgments applied during the preparation of the information and legal and regulatory developments. Consideration was also given to management’s assessment of the internal controls over financial reporting and the GAC also received reports from both the internal auditors on the internal control environment and the external auditors on internal controls over financial reporting and key accounting and judgmental matters. The Committee reviewed the annual, interim and quarterly supplements on climate, purpose and ESG matters, as well as the annual Climate-related Disclosures Report. Particular scrutiny was given to the controls and basis of preparation for these releases. The Committee recognises such disclosures will continue to evolve over time. The impact of climate-related issues on financial statements more broadly was also considered by the Committee during the year. As the economic impacts of the COVID-19 pandemic and measures taken by the Government in response persisted throughout 2021, the Committee dedicated much time to the consideration of accounting judgments. In particular the Committee considered how the judgments were applied to determining post-model adjustments, as well as the actual and forecast impact on credit losses. The performance of internal models used by management for these purposes continued to improve following enhancements implemented in 2020. Benchmarking data provided by the PRA and the external auditor has again offered helpful context to the Committee given the continued uncertain conditions. The Committee oversight of the performance of the Internal Audit function and ensuring its independence is a key responsibility of the Committee. In February 2021 a new Chief Audit Executive joined NatWest Group and I have supported him in delivering enhancements to the operation and focus of the Internal Audit function. I have continued to be NatWest Group’s whistleblowing champion, and the Committee maintains responsibility for oversight of the independence, autonomy and effectiveness of NatWest group’s whistleblowing policies and procedures. In 2021 NatWest Group has continued to offer an effective whistleblowing service to colleagues. I welcomed the opportunity to respond to the consultation launched by the Department for Business, Energy and Industrial Strategy (BEIS) into audit and corporate governance. Stakeholders were invited to share their views on a range of proposals relating to the UK’s corporate governance framework for major companies and the way they are audited. I shared my views as Chairman of the GAC on the most pertinent proposals, which were submitted alongside a detailed NatWest Group-wide response. I would like to extend my thanks to my fellow Committee members and attendees for their contributions to the work of the GAC during 2021. Patrick Flynn Chairman of the Group Audit Committee 17 February 2022 Letter from Patrick Flynn Chairman of the Group Audit Committee NatWest Group plc – Annual Report on Form 20-F 100 Members of the GAC are selected with a view to the expertise and experience of the Committee as a whole and with proper regard to the key issues and challenges facing NatWest Group. As NatWest Group plc is a listed company on the London and New York stock exchanges it has certain obligations as to the expertise and qualifications of the Audit Committee. The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the US Securities Exchange Act of 1934 as amended (the ‘Exchange Act’) and related guidance. The Board has further determined that Patrick Flynn, Mark Seligman and Robert Gillespie are all ‘financial experts’ for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and/or auditing as required under the Disclosure Guidance and Transparency Rules. Full biographical details of the members of the Committee during 2021 are set out on pages 82 to 85 of this document. The members are all independent non-executive directors who also sit on other Board committees in addition to the GAC (as set out in their biographies). This common membership helps facilitate effective governance across all finance, risk and remuneration matters and ensures that agendas are aligned and duplication of responsibilities is avoided.

Meetings and visits

Five scheduled meetings of the Committee were held in 2021, four of which took place immediately prior to the release of the financial results each quarter. During the year all members attended the meetings, all of which were held virtually. All meetings were also attended, in an observational capacity, by the two non-executive directors of NatWest Holdings who are members of that entity's Audit Committee.

In conjunction with the Group and NWH Board Risk Committee (BRC) and the NWH Audit Committee, the GAC undertook its annual programme of visits to control functions. Constructive and insightful discussions were held with members of management from the Risk, Internal Audit and Finance teams.

Performance evaluations

In 2021 the annual review of the effectiveness of the Board and its senior Committees, including the GAC, was conducted externally by Independent Board Evaluation. It was determined that the GAC had continued to operate effectively during 2021, meeting its statutory duties. The outcomes of the evaluation were considered by the Committee and subsequently reported to the Board. The Committee will support management's consideration of the recommendation to review the leadership structure of the Finance function, and this was discussed with the Group CFO in the context of talent development and longer term planning for the function. The Committee also welcomed the recommendation to improve the diversity of the Committee membership, and this will be reviewed by the Nominations and Governance Committee as part of its ongoing business. The depth of financial expertise of the Committee was also recognised via the evaluation. The Committee is satisfied it fulfilled its terms of reference in 2021.

The Committee continued to monitor the performance of the external auditor and the Internal Audit function in 2021. Formal assessments were undertaken at the end of the year via an internal process and the Committee reviewed summaries of the feedback provided by relevant stakeholders. Progress made to address the recommendations of the previous year's evaluations was welcomed.

Financial and non-financial reporting

The GAC considered a number of accounting judgments and reporting issues in the preparation of NatWest Group's financial results throughout 2021. The Committee reviewed the quarterly, interim and full year results announcements, the annual reporting suite of documents and other principal financial and non-financial releases for recommendation to the NatWest Group plc Board for approval. This included the disclosures required by the TCFD and the quarterly Climate, Purpose and ESG measures supplements. Consideration was given to the controls surrounding the preparation of these releases.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Expected credit losses	To review and challenge management's judgements in relation to credit impairments and the underlying assumptions, methodologies and models applied, and any post-model adjustments required. To also consider the impact of macro-economic risks on the credit environment.	The GAC focused on the key assumptions, methodologies and post-model adjustments applied to provisions under IFRS 9. The continued economic uncertainty during 2021 and the dislocation between the economics and the credit impacts observed, led management to adopt a measured approach to the release of IFRS 9 provisions in the year. In evaluating management's proposal to release £1.3 billion, the Committee considered the previously implemented enhancements to the internal models and the improvements in the economic environment during 2021. Industry benchmarking data, particularly in the first half of the year, was also helpful to the Committee and informed its considerations. The Committee recognises that post-model adjustments should be limited to considerations beyond model capability and so sought from management confirmation of the criteria which would need to be satisfied to enable their release. The Committee will continue to scrutinise the application of post-model adjustments in 2022.
Treatment of goodwill	To consider the treatment of goodwill throughout the year and ensure the carrying value was appropriate and suitable disclosures were made.	Management did not identify any reason to undertake an out of cycle reassessment of goodwill during 2021. Following discussion and challenge, the Committee was satisfied that goodwill remained recoverable throughout the year, and that appropriate disclosures were included in the quarterly and interim financial releases. The Committee considered and supported management's proposed write down of £85 million of goodwill in RBS (and at higher levels) on the basis of materiality at the end of the year.
Valuation methodologies	To consider valuation methodologies, assumptions and judgments made by management.	The GAC considered valuation methodologies and assumptions for financial instruments carried at fair value and scrutinised judgments made by management.

NatWest Group plc – Annual Report on Form 20-F 101

Report of the Group Audit Committee continued

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Provisions and disclosures	To consider the level of provisions for regulatory, litigation and conduct issues throughout the year.	The Committee reviewed the levels of provisions during the year for regulatory, litigation and conduct matters, and was satisfied these were appropriate. The timing of certain litigation provisions was discussed with management and the external auditor, and the Committee concluded that it was only appropriate to record a provision once there was reliable estimate as to the quantum. The Committee welcomed the conclusion of a number of historic conduct and litigation matters during the year.
Viability statement and the going concern basis of accounting	To review NatWest Group's going concern and viability statements.	The GAC considered evidence of NatWest Group's capital, liquidity and funding position and considered the process to support the assessment of principal risks. The GAC reviewed the company's prospects in light of its current position, the identified principal and emerging risks (including climate risk) and the ongoing economic uncertainty resulting from the pandemic. FRC guidance and reviews of peer disclosures were considered as part of the preparation of the viability statement for NatWest Group. The Committee recommended both the going concern assessment and viability statement to the Board. (Refer to the Report of the directors for further information.)
Fair, balanced and understandable	To oversee the review process which supports the Committee and Board in concluding that the disclosures in the Annual Report on Form 20-F and other elements of the year-end reporting suite of documents, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.	The Committee oversaw the review process for the year-end disclosures which included: central coordination and oversight of the Annual Report on Form 20-F and other disclosures led by the Finance function; review of the documents by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process of the year-end reporting suite. The Committee considered whether the annual, interim and quarterly disclosures met the UK Corporate Governance Code requirements to be 'fair, balanced and understandable'. It concluded each time that the releases satisfied the necessary criteria. The external auditor also considered the fair, balanced and understandable statement as part of the year-end processes and supported NatWest Group's position.
Non-financial reporting	To review the principal non-financial disclosures made by NatWest Group and to ensure appropriate controls are in place to support the preparation of the information. These disclosures include the annual Climate-related Disclosures Report and the Climate, Purpose and ESG measures supplement published each quarter.	As NatWest Group's non-financial reporting has continued to evolve in 2021, the Committee has remained focused on ensuring robust and appropriate controls supported the preparation of the disclosures, which aligned with the existing measures in place in relation to financial disclosures. The Committee discussed the merits of publishing this information separately or as part of the interim and full-year results announcements, and concluded that releasing separate documents would be most useful for external stakeholders accessing the information. Industry best-practice and the output of peer reviews were considered to ensure NatWest Group is disclosing an appropriate and useful level of information, and this will continue to be reviewed going forward. The Committee considered the outcome of the reviews of the documents by management via the Executive Disclosure Committee and its sub-committee which focuses specifically on ESG disclosures. The Committee welcomed the extension of the risk and control assessments and the addition assurance work being undertaken by the external auditor. The Committee was satisfied that appropriate steps had been taken by management to limit the legal liability arising from the disclosure of such non-financial information. It received advice from NatWest Group Reputational Risk Committee as to the risk of reputational impacts in the event of a misstatement or future change in methodology which could give rise to suggestions of 'greenwashing'.

NatWest Group plc – Annual Report on Form 20-F 102

Systems of internal control

Systems of internal control relating to financial management, reporting and accounting issues is a key area of focus for the Committee. In 2021 it received reports throughout the year on the topic and evaluated the effectiveness of NatWest Group's internal control systems, including any significant failings or weaknesses.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Sarbanes-Oxley Act of 2002	To consider NatWest Group's compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002.	The Committee received interim updates on the status of the bank's internal controls over financial reporting throughout 2021 enabling it to monitor progress and support management's conclusion at the year-end that there were no Material Weaknesses for NatWest Group. Two Significant Deficiencies were addressed by management during the year. The Committee monitored progress and supported management's approach which allowed the matters to be downgraded prior to the end of the year. The Committee also reviewed the process undertaken to support the Group CEO and Group CFO in providing the certifications required under sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002.
Regulatory and financial returns	To review the controls and procedures established by management of NatWest Group for compliance with regulatory and financial reporting requirements.	In December 2019 the PRA announced an industry-wide review of regulatory returns via means of a skilled persons report. In 2020, the Committee approved the appointment of EY as the skilled person to undertake the review for NatWest Group, given the external auditor's extensive knowledge of our internal systems and processes. The Committee received regular updates on the review and while the skilled person raised a number of findings, there were none which indicated material errors with the regulatory returns. The Committee encouraged management to work collaboratively across the bank to ensure the necessary regulatory deadlines were met while ensuring business as usual work continued to be delivered. Three industry-wide themes were identified by the skilled person reviews: governance and ownership; controls; and data and investment. The Committee reviewed the formal remediation plans submitted to the PRA in response to the industry-wide findings and those specific to NatWest Group. It received assurances from management that appropriate resource was available to execute the plans and that the timescales were manageable. On this basis it approved the plans. The ongoing work to further strengthen the controls surrounding the preparation of regulatory returns has also been closely monitored and supported by the Committee throughout 2021; this will continue in 2022.
Control Environment Certification	To consider the control environment ratings of the businesses, functions and material subsidiaries and management's actions to ensure that the control environment is maintained or strengthened.	Management provided bi-annual reports on the Control Environment Certification, which were supplemented by the views of the second and third lines of defence. Changes in ratings during the year by certain businesses and functions were noted and supported by the Committee. Return to appetite plans have been developed by management for all major areas which was welcomed by the Committee. The most significant plans are regularly reviewed and challenged by the relevant Board Committee.

NatWest Group plc – Annual Report on Form 20-F 103

Report of the Group Audit Committee continued

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Notifiable event process	To monitor control breaches captured by the internal notifiable event process.	The Committee received bi-annual updates on the volumes and nature of the most significant control breaches escalated via the internal notifiable event process and any common themes. Process-related issues accounted for the majority of the most significant events in 2021, and the Committee noted the high level of manual elements to processes across the bank. It requested management report on how greater automation could be implemented to NatWest Group's key processes and systems. The work launched by the Chief Transformation Officer in this respect in relation to Customer Journeys was welcomed and will be monitored going forward. Where process issues had not been the cause of control breaches the Committee encouraged management to ensure the root causes of these issues are remediated. The outcome of an internal review of the process to ensure it was operating as expected was also presented to the Committee. All Board directors were alerted to the most significant breaches throughout the year.
Whistleblowing	To monitor the effectiveness of the bank's whistleblowing policies and procedures. The Committee chairman is also the whistleblowers' champion for NatWest Group.	The GAC monitored the effectiveness of the bank's whistleblowing process and received updates on the volume of whistleblowing reports and any common themes. The results of the annual Our View survey indicated that colleagues' awareness of how to raise concerns was high and that the majority of respondents reported they felt safe to do so and that concerns raised would be handled appropriately. The Committee considered the output of Internal Audit's annual review of the whistleblowing process, and welcomed the largely positive results. The GAC Chairman acts as NatWest Group's Whistleblowers' Champion, in line with PRA and FCA regulations, and meets regularly with the whistleblowing team. Whistleblowing is also discussed regularly with the chairs of the principal subsidiary audit committees to ensure a common and coordinated approach across the bank, and the Board is updated on these and the GAC's discussions as appropriate.
Legal and regulatory reports	To note material legal investigations (current and emerging) and any impacts on financial reporting; and to monitor the bank's relationship with relevant regulatory bodies including the FCA and PRA.	Quarterly reports were presented to the Committee setting out updates on new and existing major investigations and litigation cases. The Committee considered provision levels and the impact on each quarterly financial results disclosure and was satisfied in both respects. The Committee also received updates on ongoing regulatory investigations, current and future areas of regulatory focus and the nature of the relationships with the primary regulators.
Other standards of control	In addition, the Committee receives regular updates on matters pertinent to NatWest Group's standards of internal control.	The Committee received an update on the bank's tax position and discussed matters including tax disclosures and provisions, NatWest Group's tax compliance status, the relationship with HMRC, the UK bank levy and emerging and forthcoming tax issues (including the likely post-COVID-19 tax environment and the impact on the OECD Pillar 2 rules on NatWest Group). The GAC reviewed the disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council.

NatWest Group plc – Annual Report on Form 20-F 104

Internal Audit

The GAC is responsible for overseeing the Internal Audit function, monitoring its effectiveness and independence.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Quarterly opinions	To consider periodic opinion reports prepared by Internal Audit on the overall effectiveness of the governance, risk management and internal control framework, current issues and the adequacy of remediation activity.	Quarterly opinion reports were provided to the Committee by Internal Audit, setting out its view of the overall effectiveness of NatWest Group's governance, risk management and internal control framework, current issues and the adequacy of remediation activity. Internal Audit also outlined material and emerging concerns identified through their audit work. Over the course of the year Internal Audit reported a gradual improvement in the bank's control environment as the wider economic recovery from the COVID-19 pandemic continued. The Committee welcomed Internal Audit's views on major programmes being undertaken by the bank such as the remediation of financial crime matters, the implementation of the Enterprise Wide Risk Management Framework and delivery of the One Bank transformation programme. The importance of increasing automation across the bank's processes was also evident in Internal Audit's reports, and this was explored further by the Committee, as noted above.
Annual plan and budget	To approve Internal Audit's annual plan and budget prior to the start of each year as well as any significant changes required during the year.	The Committee considered and approved Internal Audit's 2021 plan and budget at the end of 2020. Following the appointment of a new Chief Audit Executive (CAE) certain refinements to the focus of the plan were made and these were discussed with the Committee throughout 2021. The Committee encouraged the function to increase its focus on validating the closure of prior findings by management. The Committee approved an increase to Internal Audit's budget for 2021 to support recruitment to ensure there were appropriate resources available to deliver the plan. In December 2021, the Committee approved Internal Audit's 2022 plan and budget.
Internal Audit Charter and independence	To approve the Internal Audit Charter each year and reviews the independence of the CAE and function as a whole.	The GAC reviewed and approved the Internal Audit Charter which was consistent with prior years. The Committee noted the Independence Statement and confirmed the independence of Internal Audit. In line with the revised industry guidance issued in September 2017 and in order to maintain the independence and perceived independence of both the role of CAE and the wider Internal Audit function, a new CAE was appointed in 2020 and joined NatWest Group in February 2021.
Performance/ evaluation	To monitor and review, at least annually, the effectiveness of Internal Audit.	In line with prior practice and industry guidance, the CAE continued to report to the GAC Chairman in 2021, with a secondary reporting line to the Group CEO for administrative purposes. The GAC assessed the annual performance (including risk performance) of the function and CAE. The 2021 evaluation of the Internal Audit function was carried out internally. Key stakeholders across the bank, including the GAC members, attendees and the external auditors provided feedback, identifying areas of particular strength and those for enhancement. The overall findings were positive, and the Internal Audit function was found to be operating effectively with continued improvement in most areas being noted. Certain areas for continued development were identified, including: the greater use of integrated audits, increased use of digital tools, and building bench-strength. Progress will be overseen by the GAC in 2022.
Visit	To undertake an annual deep dive session with members of the Internal Audit leadership team.	In conjunction with the BRC, the GAC participated in a successful deep dive session with members of the Internal Audit team in 2021. A variety of issues impacting the Internal Audit function were discussed, including succession planning and bench-strength of the function and its recent work to fully implement integrated audits and extend its use of data analytics. The Committee was very encouraged by the innovative approach being taken in these areas and the clear benefits to both the function and the wider business.

NatWest Group plc – Annual Report on Form 20-F 105

Report of the Group Audit Committee continued

External audit

The GAC has responsibility for monitoring the independence and objectivity of the external auditor, the effectiveness of the audit process and for reviewing the bank's financial relationship with the external auditor and fixing its remuneration. Ernst & Young LLP (EY) has been NatWest Group's external auditor since 2016, following a tender process carried out in 2014.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
External audit reports	To review reports prepared by the external auditor in relation to NatWest Group's financial results and control environment.	The Committee received quarterly reports on the audit-related work and conclusions of the external auditor. The reports included EY's view of the judgments made by management, compliance with international financial reporting standards and the external auditor's observations and assessment of effectiveness of internal controls over financial reporting. The GAC also received helpful benchmarking information from EY during the course of the year and in particular relating to the accounting treatment of the impacts of the COVID-19 pandemic. The Committee received all communications from EY required by UK auditing standards, SEC and NYSE rules, including 2021 audit quality and transparency reports.
Audit plan and fees	To consider the scope and planning of the external auditor in relation to the audit of NatWest Group. It is also authorised by the shareholders to fix the remuneration of the external auditor.	The GAC reviewed EY's 2021 plan. It welcomed the external auditor's intention to make greater use of digital tools in its work. In line with the authority granted to the Committee by shareholders at the 2021 Annual General Meeting (AGM) to fix the remuneration of the external auditor, the GAC approved the audit fees for the year including the fee for the 2021 interim results. The Committee received confirmation from the external auditor that the fees were appropriate to enable delivery of the required procedures to a high quality.
Annual evaluation	To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration all relevant professional and regulatory requirements.	In 2021 an internal evaluation was carried out on behalf of the Committee to assess the independence and objectivity of the external auditor and the effectiveness of the audit process. The GAC members, attendees, finance directors of customer businesses and functions, and key members of the Finance team were consulted as part of the evaluation. The process assessed the external auditor's independence, engagement, provision of robust challenge, bench-strength and reporting. The evaluation concluded that the external auditor was operating effectively and with objectivity. Respondents reported improvements in relation to the quality of engagement and challenge in 2021, as well as enhancements in certain aspects of the audit team's bench-strength. Some suggested areas for consideration to further strengthen effectiveness included: refining written reports provided to senior Committees, exploring opportunities to leverage the work undertaken by other teams within EY and Internal Audit, and to continue to share its valuable insights on the emerging area of reporting on climate metrics. Following the evaluation, the GAC recommended that the Board seek the reappointment of EY as external auditor at the next AGM. The Committee noted the positive results of the audit quality reviews of EY's 2020 audit by the FRC and PCAOB during 2021.
Audit partner	To oversee the lead audit partner and resolution of any points of disagreement with management.	In February 2021 Micha Missakian succeeded Jonathan Bourne as EY's lead audit partner for NatWest Group, following the conclusion of Mr Bourne's five year term in role. Mr Missakian attended all meetings of the Committee in 2021. The Committee members met in private session with Mr Missakian twice during the year to ensure the external auditor had an opportunity to raise any points of disagreement with management. No such points were raised by the external auditor in 2021.

NatWest Group plc – Annual Report on Form 20-F 106

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Additional reports prepared by the external auditor	To review reports prepared by the external auditor in relation to NatWest Group.	During 2021 various additional reports prepared by the external auditor were considered by the Committee. These included the results of the external auditor's assurance procedures on compliance with the FCA's Client Asset Rules for NatWest Group's regulated legal entities for the year ended 31 December 2021. The Committee also received the outcome of EY's written auditor report to the PRA under supervisory statement SS1/16 for the year ended 31 December 2021, noting that the matters identified were already being addressed by management. The Committee Chairman also contributed to a review of the process and its efficacy by the PRA.
Non-audit services	To review and approve, at least annually, NatWest Group's policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy). All audit and non-audit services are approved by, or on behalf of, the Committee to safeguard the external auditor's independence and objectivity.	The GAC reviewed and approved NatWest Group's non-audit services policy in 2021. Under the policy, audit-related services and permitted non-audit service engagements may be approved by the Group CFO up to certain financial thresholds. Engagements in excess of these limits require the approval of the GAC chairman. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held; where the fee is anticipated to be £250,000 or more approval of all GAC members is required. The policy permits the external auditor to undertake engagements which are required by law or regulation or which relate to the provision of comfort letters in respect of debt issuances by the NatWest Group, provided prior approvals are in place in accordance with the policy. The policy also allows NatWest Group to receive services from EY which result from a customer's banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are subsequently reported to the GAC. During 2021 the Committee approved, on an ad hoc basis, three significant non-audit engagements (where the fees exceeded £100,000) to be undertaken by the external auditor. These related to: assurance over selected ESG metrics; the audit of client money and assets (CASS); and the audit of LIBOR submissions. The latter two engagements are annual audits required under UK regulations and in prior years had been approved as part of the consideration of the total audit fees. Given the external auditor's knowledge of the emerging area of climate-related disclosures and the alignment to other year-end reporting the Committee determined that EY were best placed to undertake this work. The audit to non-audit fee ratio for 2021 was 18%. Further details of the non-audit services policy can be found at natwestgroup.com. Information on fees paid in respect of audit and non-audit services carried out by the external auditor can be found in Note 6 to the consolidated financial statements in the Annual Report on Form 20-F

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group plc – Annual Report on Form 20-F 107

Corporate governance continued Dear Shareholder I am pleased to present my second report as Chairman of the Board Risk Committee (the Committee or BRC). This report describes how the BRC has fulfilled its role overseeing and advising the Board in relation to current and potential future risk exposures and risk profile; and in overseeing the effectiveness of risk management frameworks. In carrying out this important role, the Committee helps to ensure that NatWest Group is purpose-led in its decision-making, building long-term value in the business. More detail on the remit of the Committee can also be found in its terms of reference which are reviewed annually and available at natwestgroup.com. During 2021 the committee ensured its time was prioritised to focus on oversight of NatWest Group’s principal and emerging risks, including improvements to the management of financial crime risk, model risk improvements, and the risk impacts of developments in the external environment as a result of COVID-19. It has also maintained oversight of the continued enhancement of the enterprise-wide risk management framework and the development of regular risk reporting to drive more insightful reporting to the Board. It is expected that these will continue to be areas of focus in 2022 as NatWest Group drives towards return to appetite in a number of areas and further impact of COVID-19 is experienced. Further information on key topics considered during the year and areas of focus and challenge by the Committee is provided on the following pages. I would like to thank my fellow Committee members for their continued commitment, support and challenge throughout the year. Morten Friis Chairman of the Group Board Risk Committee 17 February 2022 Report of the Group Board Risk Committee Membership Patrick Flynn is chairman of the Group Audit Committee of which Robert Gillespie and I are also members. Robert is also chairman of the Group Performance and Remuneration Committee (RemCo) and Lena Wilson sits on this Committee. This common membership across Committees helps to ensure effective governance across the committees. Regular attendees at BRC meetings include: the Group Chairman, Group Chief Executive Officer, Group Chief Financial Officer, Group Chief Risk Officer, Group Chief Legal Officer and General Counsel, Group Chief Audit Executive and the external auditor. External advice is sought by the Committee where appropriate. Two non-executive directors of NWH Ltd (the ring-fenced bank) attended Committee meetings as observers in their capacity as members of NWH Ltd’s BRC. Meetings of the Group and NWH Ltd’s BRCs share much of a common agenda and are generally run in parallel. Meetings and visits Outside of formal meetings, the Committee also held an additional meeting on financial crime and met with the Risk Leadership Team to help build relationships and provide the team with greater insights on the Committee’s perspectives. Members of the Group and NWH Ltd’s BRCs also undertook a programme of visits to the Risk, Internal Audit and Finance functions, in conjunction with members of the Group and NWH Ltd’s Audit Committees. Letter from Morten Friis Chairman of the Group Board Risk Committee “BRC has focused on oversight of NatWest Group’s principal risks, including financial crime risk management and model risk management, whilst also overseeing improvements in the quality of underlying risk management frameworks and reporting.” NatWest Group plc – Annual Report on Form 20-F 108 BRC comprises four independent non-executive directors. The details of the members and their skills and experience are set out on pages 82 to 85 of this document. There were eight scheduled meetings of the Committee held in 2021 and one ad hoc meeting of members only was required to discuss executive remuneration matters. The majority of meetings were held virtually during the year due to the pandemic but there was one in person meeting arranged in the second half of the year when circumstances allowed. Details of meeting attendance can be found on page 87 of this document. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Performance evaluation

Throughout the year the Committee acted in accordance with its terms of reference. The annual review of the effectiveness of the Board and its Committees, including BRC, facilitated by Independent Board Evaluation, a specialist board evaluation consultancy.

Overall, the review concluded that the Committee operated effectively and had evolved in a positive way. Some areas for potential enhancement were also identified which included streamlining reporting and driving action to address major issues of reputational significant to NatWest Group. These will be areas of focus for 2022.

Key matters considered by the Committee in 2021

Matter	Context of discussion	How the Committee addressed the matter
Financial crime	Oversight of the management and return to appetite of financial crime risk, which continues to be a top risk for NatWest Group.	Given the critical importance of the management of financial crime, the Committee held an additional focus session in January 2021 to discuss the detailed return to appetite plans and proposed management information requirements to ensure the Committee was provided with appropriate reporting to track progress throughout the year. The Committee received quarterly updates from all three lines of defence which included updates on progress on return to appetite plans, transformation, emerging risks and issues, and the Skilled Person's report findings. In addition, the Committee considered the Money Laundering Reporting Officer's (MLRO's) report, from the newly appointed MLRO, and considered the enterprise-wide financial crime risk assessment. The CRO reported on the financial crime risk profile and progress on remediation as part of the risk management report at each meeting. Throughout the year, the Committee challenged management on return to appetite slippage, adequacy of resource and external support, and the pace of transformation and remediation to drive improvements in financial crime to ensure we can protect our customers.
Model risk	BRC maintained close oversight of management activity to return to appetite for model risk.	The Committee evaluated the appropriateness of the model risk management framework, including required model changes, regulatory approval thereof, and the return to appetite plan. The Committee requested a number of additional spotlight sessions in March, July, September and October 2021 to maintain close oversight of progress. In intervening months, updates were given via the risk management report. The Committee requested additional metrics to differentiate between models where remediation and validation had been completed but regulatory approval had not been obtained from those models where management action was still underway and there was particular focus on progress of IFRS9 and Internal Ratings Based (IRB) models. The Committee held management to account in relation to return to appetite plans and sought clarity on accountabilities. Specific consideration of the impact of model weaknesses was considered as part of separate discussions regarding capital distributions, ICAAPs and stress testing updates.

NatWest Group plc – Annual Report on Form 20-F 109

Matter Context of discussion How the Committee addressed the matter Enterprise Wide Risk Management Framework (EWRMF) enhancement (including risk appetite) BRC monitored the effectiveness of the risk management framework including further significant enhancements to the risk governance arrangements of NatWest Group. The Committee oversaw the refresh of both qualitative risk appetite statements and the quantitative risk appetite measures in line with the enhanced EWRMF and monitored the risk profile of NatWest Group relative to risk appetite via the risk management report. The risk appetite refresh included the introduction of climate risk as a principal risk with associated risk appetite statement and measures aligned to external climate commitments and NatWest Group’s strategic ambition, acknowledging that management of this long-term risk will continue to evolve. A more strategic approach to reputational risk appetite was introduced and the Committee challenged management to ensure conduct risk appetite is a key focus of the Board, as well as more generally ensuring risk appetite triggers and limits are appropriately set. Changes to the manner in which earnings stability risk appetite is managed and monitored and the framework to manage capital targets were reviewed by the Committee and recommended for Board approval. The Committee also challenged management to develop a more quantitative approach to risk appetite for all non-financial risks, including conduct, compliance and operational risk and these were introduced as part of the risk appetite refresh in December 2021. The Committee oversaw the enhancement of the approach to ensure alignment between risk appetite measures. All of these changes were subject to detailed review and challenge by the Committee. The Committee received specific spotlights in respect of all principal risks during the year. Report of the Group Board Risk Committee continued NatWest Group plc – Annual Report on Form 20-F 110 The EWRMF is NatWest Group’s primary risk management and risk governance document providing a framework to deliver strategy in a safe and sustainable way. A number of key enhancements to the EWRMF were considered by BRC and recommended to Board during 2021, including: the elevation of the EWRMF to a Board-approved framework; the assimilation of and enhancement to the pre-existing Board-approved Risk Appetite Framework within the EWRMF; transitioning all principal risk appetite measures to Board approved measures; and requiring all principal risk policies to be approved by the Committee. Further details of these changes can be found in the Risk management section of the report on page 172 of this document. These enhancements better align NatWest Group with peers and regulatory expectations. The Committee considers the implementation of the EWRMF to be of significant importance to NatWest Group’s robust risk management and requested regular updates on the progress of the implementation of the EWRMF via the risk management report.

Matter	Context of discussion	How the Committee addressed the matter
Risk profile and reporting	Time was spent at every BRC meeting reviewing NatWest Group's current and future risk profile relative to risk appetite, with a particular focus on COVID-19 impacts, and scrutinising management's actions to monitor and control exposures.	Risk management reports – The Committee considered detailed analysis on NatWest Group's risk profile, including the UK and global economic outlook, top and emerging risks and threats, and NatWest Group's performance against risk appetite at each of its meetings via risk management reports. During 2021, the format and content of the report evolved, including integration with the Nerve Centre management information tool which provided additional optional detail to directors. The Committee sought a number of changes to the report to drive more insightful reporting, including more detail on actions being taken to mitigate top risks, implementation of EWRMF, credit risk and the Commercial Real Estate portfolio and this work will continue into 2022. The ongoing impact of COVID-19 on the economy, our customers and our colleagues was a key element of discussions throughout the year, particularly the manner in which the better than expected recovery was managed from a risk perspective. Other key areas of focus included financial crime and model remediation; the control environment and issues related thereto; regulatory compliance and conduct issues; embedding climate risk; operational and change risk; and management of the correlation of top risks. Reports on legal and regulatory developments and litigation risks were considered quarterly. The CRO also reported on key matters discussed at the Executive Risk Committee. Updates from Subsidiary Risk Committees – Quarterly reports were received from the Chairmen of the management risk committees of the franchises and the board-level risk committees of material regulated subsidiaries providing an overview of issues being overseen and a channel for escalation of issues. The Chairmen of the Board Risk Committees of material regulated subsidiaries were invited to join meetings throughout the year, providing updates on key areas of focus.
Capital, funding and liquidity risk	BRC completed a detailed review of capital, funding and liquidity requirements and also reviewed the capital distribution proposals.	ICAAPs, ILAAPs and budget stress tests – The BRC considered the budget and budget stress test as well as the ILAAP and ICAAP for NatWest Group and recommended them to the Board for approval. It challenged management to ensure that prior regulatory feedback had been addressed and that Risk and Internal Audit improvement recommendations would be incorporated in 2022 submissions. The Committee reviewed and recommended to the Board the scenarios to be used during 2022 for the Budget, IFRS 9, Earnings Stability, the ICAAP and the ILAAP and noted that management would continue to use this suite of scenarios throughout 2022, in response to prior feedback from the Committee. Capital distributions – The Committee provided detailed review of proposals to increase capital distributions to shareholders, prior to approval by the Board, including creation of an on-market buyback plan, following the improved projected capital position of NatWest Group in comparison to the initial view of impacts from COVID-19. The Committee challenged management on the CET1% target, the manner in which capital would be deployed over the plan, and how excess capital would be managed.

NatWest Group plc – Annual Report on Form 20-F 111

Report of the Group Board Risk Committee continued

Matter	Context of discussion	How the Committee addressed the matter
Stress testing	BRC reviewed in detail the stress testing activity undertaken by management to identify and monitor risks and threats and in relation to the SST and CBES, challenging and scrutinising the outputs.	Stress testing capabilities – The Committee also received an update on improvements in the stress testing capabilities and realignment of stress testing activity and accountabilities within NatWest Group. This included the development of enhanced scenario analysis capabilities to support the calibration of risk appetite measures, earnings stability risk profile and dynamic capital planning targets. Bank of England stress tests – The BRC performed a detailed review of the 2021 Bank of England Solvency Stress Test (SST) and the Biennial Exploratory Stress Test, examining the impact on NatWest Group of potential climate change scenarios (CBES) and recommended the results of both stress tests to the Board. The Committee approved the scenarios for these stress tests, under delegated authority from the Board, including scenario expansion, and considered significant judgments, the impact of model weaknesses, the results and proposed management actions. The Committee acknowledged the limitations of the CBES in its preliminary year and that NatWest Group will continue to develop its modelling and data capabilities. To ensure directors had sufficient understanding of the CBES activity in its introductory year, the Committee received a series of supporting training video materials to help contextualise the process and results.
Recovery plans and the resolvability self-assessment	BRC monitors and challenges the development of plans which would allow NatWest Group to be dealt with effectively in the event of financial failure.	Recovery Plan – BRC performed the detailed review of the NatWest Group Recovery Plan prior to approval by the Board. The Committee sought confirmation from management that NatWest Group had adequate capacity and capabilities in a recovery scenario and requested that the dynamic nature of capital planning targets and their impact on CET1 recovery level thresholds be clarified. Resolvability self-assessment – The Committee reviewed management's approach to its first Resolvability self-assessment and reviewed and recommended the results of the self-assessment to the Board for approval. The Committee discussed the risks to resolvability and sought comfort on observations from Risk and Internal Audit regarding the limited restructuring options. In advance of approval, the Board undertook a training session on directors' duties in Resolution.
Control environment	BRC continued to monitor the effectiveness of internal controls required to manage risk.	Control Environment Certification and oversight – The Committee was provided with updates regarding the control environment ratings of NatWest Group, franchises, functions, services, and legal entities. Particular areas of focus were NatWest Markets and RBSI and the Committee sought comfort from management on the key activities to improve ratings, including financial crime, model risk and surveillance systems. The Committee received regular updates on trends in the NatWest Group Notifiable Event Process notifications and management focus on the culture of escalating issues timeously. The Committee reviewed and supported management's report on the effectiveness of internal controls required to manage risk. Risk culture – To support the Board in its role, BRC received updates on progress to align NatWest Group's culture to its purpose and strategy, which includes refreshing the approach to risk culture under the banner 'Intelligent Risk Taking' as a fundamental pillar within the One Bank culture. This places emphasis on risk appetite alignment with strategic goals, analytically supported decisions and behaviours such as openness, challenge and raising issues early. The Committee encouraged management to consider tolerance for failure and clarity on expectations as the cultural behaviours were refined. It also sought clarity on how the updated articulation of risk culture would align with other existing employee tools and it was confirmed this has been considered.

NatWest Group plc – Annual Report on Form 20-F 112

Matter Context of discussion How the Committee addressed the matter Financial and strategic risks Regular monitoring of key risks is a pivotal part of BRC’s role both via routine risk reporting and via regular focused reports. Credit and market risk – In addition to reporting on credit and market risk within the risk management report, BRC received separate updates in respect of the retail and wholesale credit risk portfolios, the single name concertation framework, commercial real estate exposures, credit decisions made by the Executive Credit Group and traded and non-traded market risk. These updates provided insight into the sources of the risk, including asset quality, risk management approach and risk appetite, controls and testing and monitoring activity undertaken. The Committee also received specific spotlights on Commercial Banking credit risk and stewardship and preparation for expected increased levels of problem debt due to COVID-19 and plans established to manage this increase. Financial risk from climate change – BRC received quarterly updates on management plans to address the financial and non-financial risks arising from climate change, including the inclusion of climate related risks within the existing EWRMF and the development of new risk appetite measures to assist monitoring of NatWest Group’s risk profile. The Committee also received assurance from management in relation to the NatWest Group Climate Change Programme closure activity as NatWest Group transitions to the integration of climate-related matters into business-as-usual activity. NatWest Group plc – Annual Report on Form 20-F 113

Matter Context of discussion How the Committee addressed the matter Non-financial risks BRC continued its oversight of NatWest Group’s non- financial risks, including major change programmes and strategic transformation initiatives. Transformation/major change programmes – BRC considered progress on the delivery of NatWest Group’s transformation and change programme and its position relative to risk appetite, including oversight of red rated programmes and consideration of a new reporting style. It received updates on key regulatory programmes, including LIBOR transition, IRB models transformation, and GDPR readiness. BRC requested greater visibility of how interdependencies between programmes were managed, monitored how strategic risks were being managed and challenged management on slippage of Objectives and Key Results, adequacy of capabilities and budget prioritisation. The Committee also challenged the proposed risk appetite measure which was subsequently changed. Conduct risk and regulatory compliance risk – In addition to the review of changes to risk appetite measures, the Committee received regular updates on the conduct and regulatory compliance risk profile, the elements driving the elevated conduct and compliance risk profile, both, internally and externally, and actions being taken to return to appetite. A spotlight on conduct and regulatory compliance highlighted the steps being taken to embed regulatory compliance within the risk operating model across NatWest Group. The Committee supported the Board in overseeing management’s progress in embedding compliance with the UK ring-fencing rules in support of the submission of its regulatory attestation. Operational risk, resilience, and cyber security – BRC received regular updates on NatWest Group’s operational risk profile and risk appetite, with a particular focus on the impact of COVID-19 on operational resilience, outsourcing and information and cyber security. The Committee considered the bank’s preparation for compliance with the new Operational Resilience Regulatory Policy and recommended a new list of Important Business Services and associated impact tolerances to the Board for approval. In addition, separate updates on information security were reviewed and the BRC dedicated time to the consideration of cyber risk, the external threat landscape, and the action being taken by management in response. The Committee received confirmation that there was sufficient investment in this area and there would continue to be focus on change capacity and effective prioritisation. The Committee received a third-party management dashboard to facilitate oversight of the identification and management of third-party related risks. The Committee sought additional clarity on the process for re-tender and management of cloud service providers. Data management and BCBS239 – BRC received reports on the data management risk profile, including the risk implications of proposed data strategy changes, required to support NatWest Group’s refreshed purpose- led strategy. The Committee also received regular updates on compliance with BCBS239, challenging management on its approach to assessment of NatWest Group’s compliance status. Changes to the Risk Data Aggregation & Reporting Framework were reviewed and approved by the Committee under Board delegated authority. Report of the Group Board Risk Committee continued NatWest Group plc – Annual Report on Form 20-F 114

Matter Context of discussion How the Committee addressed the matter Accountability and remuneration BRC continued to provide oversight over the risk dimension of performance and remuneration arrangements, working closely with RemCo. Accountability – The Committee regularly considered developments in significant material events and investigations. This included resultant accountability review recommendations, ensuring appropriateness of the recommendations from a risk perspective. Remuneration – The risk and control goals and associated long term incentive performance measures of the NatWest Group Executive Committee (ExCo) were reviewed, with additional focus on underlying objectives for the Group Chief Risk Officer. In addition, the Committee reviewed the risk management performance and long term incentive performance conditions, pre-grant and pre-vest assessments for ExCo, ensuring fair reflection of risk management performance in award and vesting outcomes. More generally, the Committee considered and recommended to RemCo adjustments to NatWest Group’s bonus calculation, to reflect NatWest Group’s risk management performance. Remuneration policy – Proposals for the 2022 Executive Director Remuneration Policy were considered by the Committee and recommended to RemCo from a risk management perspective. The Committee also reviewed relevant changes to the Material Risk Taker identification process. NatWest Group plc – Annual Report on Form 20-F 115 Further detail on how risk is considered in remuneration decisions can be found in the Report of the RemCo on page 120 of this document.

Corporate governance continued Report of the Group Sustainable Banking Committee Dear Shareholder, I am pleased to present my fourth report as Chairman of the Group Sustainable Banking Committee (the Committee or SBC). The journey towards being purpose-led As the Group continues its journey towards being purpose-led, the Committee has played an important oversight role. On behalf of the Board, we have focused our efforts on NatWest Group’s progress against our purposeful commitments and ambitions. In response to feedback arising from the 2021 performance evaluation, it was agreed that the Committee should enhance its focus on customer service and experience. This is now reflected in our terms of reference and refreshed sustainable banking pillars – Climate; Customers; Enterprise; People & Culture; and Conduct & Ethics. 2021 Highlights We held several spotlight sessions throughout the year, covering our five SBC pillar topics. Committee members challenged the actions taken by management to run the bank as a sustainable business and sought the views of internal and external stakeholders wherever possible. Meeting time is prioritised towards meaningful debate and discussion. Below are the key discussion points and outcomes for 2021. Climate At its annual climate spotlight session, the Committee discussed external developments relating to climate and their potential impact on NatWest Group, including key messages emerging from an NGO roundtable and an update on COP26 preparations. The Committee also considered a detailed update on progress against NatWest Group’s climate-related goals and targets. A franchise-led session on climate-related returns and opportunities included deep dives on clean buildings and voluntary carbon markets. Updates were also considered on climate measurement and reporting; managing the financial and non-financial risks arising from climate change; how “The Committee has continued to oversee the embedding of purpose across NatWest Group, with enhanced focus on customer service and experience.” NatWest Group was reducing its own carbon footprint; and investor insights. Later in the year, the Committee also received a deep dive session on NatWest Group’s first carbon budget in the context of our carbon emission reduction commitments. A key outcome was to challenge management on climate transition activity, specifically to maintain a opportunistic perspective and to consider the sustainable business model and performance impacts of exiting climate sectors as part of climate budgeting activity. Discussion and questions focused on accelerating the transition to net zero for customers in their daily lives and for businesses, including creating new products, services, and sustainable funding and financing. The Committee was impressed by the excellent levels of collaboration demonstrated across NatWest Group and noted the benefits of effective partnerships with third parties on climate-related initiatives. There was debate on how NatWest Group maintains a leadership position while promoting industry-wide progress, and on fostering meaningful partnerships. A key management action was to report back on which ESG surveys and NGO reports were most valued by NatWest Group’s influential investors, to direct appropriate resources. The discussion continued to build Board level knowledge on the financial risks from climate change. The discussion should influence future proposition and strategy design, particularly around how NatWest Group helps customers to transition, the approach to investor relations and future climate budgeting. Customers (including enterprise) The Committee received an update on customer service and experience, focused on three key customer segments: Under 30s, Affluent, and Small and Medium-sized Enterprises (SMEs). Franchise CEOs and their teams presented on the range of measures which had been introduced to support customers and communities because of the pandemic. Discussion and questions focused on the impact of the pandemic on customers’ needs for products and services. Areas of debate included the steps being taken within each segment to enhance customer service and experience, as well as peer comparisons and broader industry trends. An external speaker connected to a youth charity joined to help us understand how young people had been hardest hit by the economic crisis arising from the pandemic. A key outcome was a greater understanding of how youth opinions and expectations of banks had evolved as a result of the pandemic, allowing both management and the Board directors present to better consider the opportunities and needs relating to this important customer segment during future strategy design. People & Culture Reflecting an enhanced level of focus on culture at Board level, the Committee’s People & Culture meeting concentrated on the cultural change involved in building a purpose-led bank. The meeting began with a ‘Living our purpose’ spotlight session covering some of the diversity, equity and inclusion Letter from Mike Rogers Chairman of the Group Sustainable Banking Committee NatWest Group plc – Annual Report on Form 20-F 116

initiatives which focused on community learning and social mobility. We were joined by two guest speakers – one of NatWest Group’s apprentices who joined the bank from school, and charity partner of CareerSense (NatWest Group’s employability programme which aims to support 13 to 24 year olds to have the skills, knowledge and experience to take control of their future) – who helped us understand how these programmes are changing the lives of young people. The Committee also discussed the results of the latest Our View survey where employees respond to questions covering wellbeing, purpose, building capability and leadership. Linked to this was an update from Internal Audit on their Behavioural Risk reviews, where team sub-cultures are assessed using behavioural science for indicators of potential future conduct issues. Key areas of discussion and challenge were the need to coordinate and potentially simplify the range of diversity, equity and inclusion policies and practices, culture measurement reporting improvements and assurance of management action to address behavioural sub-culture findings. A key outcome and example of constructive, Board level challenge was the request for a further deep dive on the branch culture findings, where the Committee felt more detail and understanding was needed about behaviours, products and practices involved, and the improvements planned for. Conduct & Ethics Following discussion at the People & Culture session, the Committee received a deep dive presentation on branch culture which focused on safe sales practices, the ongoing branch transformation activity and culture improvement plans which focus on customer feedback rather than product targets. The report and presentation were well received and demonstrated a robust management response to the issues raised. Spotlight sessions on customer trust, fraud and human rights were also presented, followed by a group discussion with external insights from a guest speaker who challenged NatWest Group’s approach and shared practical suggestions based on experience of leading on human rights activity for a global consumer goods company. Discussion and challenge focused on the social dimension of the ESG agenda; an area in which interest and expectations are increasing. The Committee listened to customer calls about romance and cryptocurrency scams which prompted discussion about some of the conduct and ethical dilemmas NatWest Group and the wider industry are facing around customer behaviour and responsibility. A specific conduct-related action was for management to provide data on colleague abuse and related support, given the worrying trend seen in service industries generally. Supporting long-term value creation Given its purpose responsibilities, the Committee continues to receive a purpose dashboard providing a useful snapshot of NatWest Group’s progress against key purpose targets and metrics. The Committee also considered and provided advice to the Group Performance and Remuneration Committee on customer, strategy, people and culture targets and performance, advocating for sustainable targets with the incentive framework. Committee members enjoyed meeting potential executive-level successors in July 2021, when we explored with top talent how NatWest Group can continue to support, build relationships, and grow within the communities NatWest Group serves. Membership, meetings and escalation There were no changes to the Committee’s membership during 2021. Membership of the SBC continues to comprise three non-executive directors as members, with two non- executive directors from NatWest Group’s ring-fenced bank board observing, along with management attendees. More details of membership and attendance for the SBC can be found in the Corporate governance report. The Committee’s operating rhythm, including the number of scheduled meetings held in the year and escalation mechanisms, has not changed since last year’s report. Two ad hoc meetings were scheduled to accommodate executive remuneration policy matters. Authority is delegated to the SBC by the Board and a regular report of the Committee’s activities is provided to the Board. The Committee’s terms of reference are available at natwestgroup.com and these are reviewed annually and approved by the Board. Performance evaluation The annual review of the effectiveness of the Board and its senior Committees was conducted externally in 2021. The report on the SBC was a positive one. I was pleased to read that the agendas feel well-purposed and my fellow directors enjoy the range of presentations and insights as much as I do. We discussed recommendations relating to driving harder to action and effecting change in the areas within our remit, noting the successes and limitations of our current meeting structure and schedule. We agreed to maintain a keener eye on management actions going forward which should support enhanced management accountability. I would also like to continue to see customer experience and service remain at the heart of each of our sessions. The Committee operated within its Terms of Reference during the year. Conclusion As I envisaged in last year’s report, the Committee has continued to oversee Purpose progress across the Group during what has been a critical time of embedding, with enhanced focus on customer service and experience. We have continued to benefit from a broad range of internal and external stakeholder perspectives, and our discussions have been all the richer for it. I would like to take this opportunity to thank everyone who has contributed to the Committee’s activities during 2021, including my fellow directors, attendees, and presenters, for their commitment and dedication. Mike Rogers Chairman of the Group Sustainable Banking Committee 17 February 2022 Areas of focus for 2022 will follow this year’s structure with the same dedicated meeting themes. The structure will retain some flexibility to allow us to respond to any emerging issues within the Committee’s remit should something significant arise. Challenging views and a diverse range of insights will continue to be sought to support the 2022 meetings. NatWest Group plc – Annual Report on Form 20-F 117 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Corporate governance continued Report of the Technology and Innovation Committee Dear Shareholder, I am delighted to present my second report as Chairman of the Technology and Innovation Committee (the Committee or TIC). Role and responsibilities TIC is responsible for supporting the Board by overseeing, monitoring, and challenging the actions being taken by management in relation to technology and innovation. In doing so, the Committee also gives due consideration to NatWest Group’s purpose. Authority is delegated to TIC by the Board and a regular report of the Committee’s activities is provided to the Board. The terms of reference are available at natwestgroup.com. These are reviewed annually and approved by the Board. Principal activity during 2021 During 2021, the Committee has played an important role in helping to support and challenge management plans to use technology and innovation as part of its journey to become a relationship bank for a digital world. TIC focused on the principal themes of digitising the core, future ready, innovation, partnerships and ventures, and emerging threats and opportunities. As agreed, as part of the 2020 Committee evaluation, it deliberately focused on a smaller number of deep dives into specific aspects of each theme, including competitor position and link to purpose. Key highlights included: Digitising the core The Committee received a number of spotlight sessions on the development of existing technology, architecture, and processes to enhance customer experience and maintain the health and resilience of IT systems. The Committee considered management programmes designed to automate pioneer customer journeys, including Account Opening and Pay a Bill or Person, which impact 70 to 80% of customer interactions and the majority of the customer base. The Committee considered how the activity would improve customer experience, reduce cost, and utilise One Bank capabilities to drive a consistent approach. Committee discussions focused on digitising the front to back architecture; the use of digital journeys in branch and telephony channels; the benefits from immediate decisioning; and from simplifying the product offering and supporting processes and technology. “The Committee has played an important role in helping to support and challenge management plans to use technology and innovation as part of its journey to become a relationship bank for a digital world.” The Committee also discussed how predictive analytics, including machine learning, was being used within the Retail and Private Banking businesses, primarily to assist with identification of potential customer needs and plans to extend the use of such techniques to the Commercial Banking business. TIC also considered how Open Finance was changing the sector and the changes required to core systems and architecture. The Committee noted the increased use of Application Programming Interfaces (APIs) to improve the NatWest Group’s internal architecture, maximise re-use of assets and to improve customer experience. In addition, the external consumption and monetisation of bank produced APIs in conjunction with partners was also considered. The Committee discussed potential opportunities presented by the development of FreeAgent (integrated lending for NatWest Group customers based on cashflow forecast), Payit (Open Banking payments offering), and data sharing to support new SME customers onboarding. The Committee received an update regarding changes in the use of technology by the Risk function. TIC discussed technology and data transformation underway, including the use of robotic process automation and workflow tools; movement of risk engines to a cloud-based solution; data transformation; and use of ‘Software as A Service’ applications for solutions. The Committee discussed and challenged how proposed changes to the logical data architecture could improve regulatory reporting and noted that approach reduced complexity via data consolidation and assigning end to end ownership for such data. The update on the use of technology and innovation as part of NatWest Group’s security and cyber defences, included the evolution of the threats faced by NatWest Group; the strength of NatWest Group’s defences against such attacks to date; and the continuous innovation approach being implemented. Mr James Lyne, Head of Research and Development at the SANS Institute and member of NatWest Group’s Technology Advisory Board provided an external perspective on how NatWest Group compared to competitors and challenges being faced by the industry. Future ready The Committee considered a number of actions being taken within the organisation to transform data and technology capabilities and deploy forward-looking technology. Letter from Yasmin Jetha Chairman of the Technology and Innovation Committee NatWest Group plc – Annual Report on Form 20-F 118 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

TIC received an update on how new technology was empowering colleagues to adapt to a digital future by providing modern software, such as Workday, which had seen high adoption rates. Implementation of Ask Archie, NatWest Group’s chatbot, and accelerated adoption of tools such as Microsoft Office 365 and Zoom as a result of COVID-19 were also considered. The Committee discussed and challenged the mindset and behaviour changes needed to embrace adoption, the technology challenges posed by legacy technology platforms, and contention between tools which were managed via One Bank design oversight. The Committee discussed the manner in which potential acquisitions would be considered from a technology and innovation perspective. Discussion focussed on external threats, lessons learned from prior acquisitions and potential targets. Innovation & partnerships and ventures Being powered by innovations and partnerships is a key part of NatWest Group’s strategy. TIC considered an update on the framework and approach to partnership working from a technology and innovation perspective. This was supported by certain deep dives on existing strategic relationships. TIC also discussed the potential income threat from payments disruption and potential opportunities to address this threat. The Committee received updates regarding key Venture’s initiatives, including Tyl and Rapidcash. In relation to Tyl, the Committee noted that it extended beyond helping businesses to receive payments by helping customers to run and grow their business as well as giving back to the community. The Committee discussed and challenged growth plans and how the business was proposed to be scaled following reduced growth, partly as a result of COVID-19. The competitive environment, emergence of non-traditional payment providers, and the potential to make greater use of merchant acquiring data to help customers and drive further development was also considered. Regarding Rapidcash, TIC noted the transition of the business into Commercial Banking as a market leading product with the potential to disrupt the asset finance market by resolving issues such as long onboarding times, links to customers’ accounting software packages to provide ‘always on’ lending and use of an invisible trust account to resolve customer pain points. Emerging threats and opportunities TIC considered the potential threats and opportunities presented by big technology companies, including innovation from China-based technology companies. The Committee noted the collaborative approach taken by management to deepen relationships beyond supplier relationships into partnership working to solve customer needs. The Committee discussed the evolution of digital currencies, exploration of central bank digital currencies and growth of tokenised assets and the potential threats and opportunities presented. It was agreed that this would continue to be monitored. Membership and meetings The Committee is supported by management and the Group CEO, Group CFO, Chief Administration Officer, Chief Risk Officer, Director of Innovation, Director of Strategy & Corporate Development and Chief Technology Officer are all standing attendees. External insights were also provided through the updates provided by management. The Committee held four scheduled meetings during 2021. Performance evaluation The annual review of the effectiveness of the Board and its Committees, including TIC, was facilitated by Independent Board Evaluation, a specialist board evaluation consultancy. Throughout the year the Committee acted in accordance with its terms of reference and, overall, the review concluded that the Committee operated effectively, and had responded to prior feedback regarding focus on a smaller number of spotlight items. The review suggested that, given the importance of technology and innovation, the Committee could arrange its work in a way that would be more accessible to all Board members. As a result, it was agreed that appropriate agenda topics would be opened to all Board Directors in future and that consideration would be given to reducing the number of Committee meetings held taking into account the sessions opened up to the full Board in future years. The outcomes of the evaluation have been reported to the Board and the Committee will track progress during 2022. Conclusion I am delighted to chair this Committee as it continues to support the Board in an area core to NatWest Group’s purpose to champion potential, helping people, families, and businesses to thrive. Together with my fellow directors, we will retain our focus on monitoring the future technology and innovation landscape and its impact on NatWest Group in order to ensure continued resilience and help NatWest Group become a relationship bank in a digital world. The Committee will continue to shape opportunities arising from management’s response to both threats and opportunities that align with NatWest Group’s purpose. I want to take the opportunity to thank the Committee members and attendees for their continued commitment during 2021. Yasmin Jetha Chairman of the Technology and Innovation Committee 17 February 2022 NatWest Group plc – Annual Report on Form 20-F 119 The Committee is comprised of three non-executive director members, Frank Dangeard, Patrick Flynn, and me. More details of membership and attendance at meetings can be found on page 87 of the Corporate governance report in this document.

Directors’ remuneration report Directors’ remuneration report Dear Shareholder, On behalf of the Board I am pleased to set out the Directors’ remuneration report for 2021. There continues to be heightened public interest in pay, as the wider economy and society attempts to recover from the impact of the COVID-19 pandemic. Economic conditions have improved, which has led to an increasingly competitive external market for key talent and skills. Many companies are having to manage higher than usual attrition rates. Furthermore, the level of inflation in the UK economy has increased significantly, as have forecasts of its level in the coming year, which has given rise to heightened expectations of general salary increases. For many individuals, the experience of working from home has led to significant changes in how working environments are now perceived. As a result, we have had many important matters to consider during the year. As part of this report, we have set out proposals for a new Directors’ Remuneration Policy (the Policy). Subject to approval from shareholders, this will apply from the 2022 Annual General Meeting (AGM), with the first awards being granted under the new Policy in March 2023. This letter explains why we are seeking approval for this new policy which is significantly different from the existing policy which has been in force since 2017. The report also details the remuneration decisions we made under the existing Policy for 2021. Summary of the year NatWest Group has delivered a strong operating performance in 2021, returning to profitability with an attributable profit of £2,950 million. NatWest Group’s share price also saw a sharp recovery throughout the year, increasing around 35% and outperforming our UK peers. Our capital distribution plan has helped return £3.8 billion to shareholders through buybacks, both directed and on-market, and dividends. Our strong capital position and continued capital generation mean that NatWest Group is well placed to invest for growth, to provide the support our customers need as the economy recovers and to drive sustainable returns to shareholders. We have also been acutely aware in our deliberations that during 2021 the Financial Conduct Authority (FCA) imposed a fine of £265 million on NatWest Bank Plc for breaches of the Money Laundering Regulations 2007 over five years ago. My report explains how we have taken this matter into account in our pay decisions. Wider workforce remuneration The Committee has a very keen interest in wider workforce remuneration. Our colleagues enable us to achieve our purpose of helping people, families and businesses to thrive. It is therefore vital they are paid fairly and in ways that support our values and culture. Over the year we have seen demand rise rapidly for certain skill sets. This has put pressure on retaining talent within NatWest Group. With the decisions we make as a Committee, we seek to recognise these demands while meeting our commitment to pay colleagues fairly, in line with our Fair Pay Charter. I am pleased that the lowest level of pay for UK-based colleagues at NatWest Group has exceeded the Living Wage foundation benchmarks in the UK for several years. We take a similar approach across our major hubs outside the UK. The fixed pay investment we have made over the last few years has typically been higher than the rate of inflation for that period. This investment has been targeted primarily towards our most junior and lowest paid colleagues, areas where specialist skills are required leading to high attrition rates and those lowest in their salary ranges. I know from speaking to colleagues that they are concerned by the economic conditions especially in our main hub in the UK. Our 2022 pay discussions with our recognised trade unions are still ongoing, but we believe the proposed salary increases, which would provide an expected 3.6% on average across the wider global workforce from April 2022, demonstrate a materially improved pay position with fair outcomes for our colleagues. For the most junior colleagues in the UK, the minimum proposed salary increase would be £600 and the majority of them would be in line to receive at least 4%. Contents Letter from Robert Gillespie, Chairman of the Group Performance and Remuneration Committee NatWest Group plc – Annual Report on Form 20-F 120 120 Chairman’s introduction 124 Remuneration at a glance 127 The Directors’ Remuneration Policy I met with the Colleague Advisory Panel (CAP) during the year and we had a good discussion on our approach to executive and wider workforce remuneration. We know how important it is to have fair and transparent pay structures for all. One of the suggestions from the CAP was to explore how our Fair Pay Charter could receive a higher profile within the bank which the Committee is taking forward. I also explained certain challenges we have been facing with the current Policy for executive directors, as described later in my letter. Further details regarding my engagement with the CAP is set out on page 138 of this document. and wider workforce remuneration 142 The Annual remuneration report 159 Other remuneration disclosures

We have agreed a bonus pool of £298 million in respect of 2021 for those colleagues who are eligible to receive a bonus award. This is 44% higher than the 2020 bonus pool, which was significantly reduced to reflect the impact of COVID-19. It is also 3% lower than the 2019 bonus pool, which was agreed prior to COVID-19. We have followed a consistent process for determining the bonus pool since 2014. When determining the pool, we considered a balanced scorecard of strategically important measures, including financial performance, customer outcomes, colleague experience and risk performance. In 2021, we included a new measure of progress against our climate ambitions. A material downward adjustment was applied to the 2021 bonus pool to reflect the fine imposed on NatWest Bank Plc for breaches of the Money Laundering Regulations 2007 and ongoing financial crime remediation considerations. This adjustment was apportioned across all business areas to reflect the impact on the bank’s financial performance and to reinforce to colleagues the need to ensure the effective management of financial crime. Whilst progress has been made in recent years on NatWest Group’s management of financial crime, an all-colleague financial crime performance goal has been introduced in 2022 so that it continues to receive the appropriate focus. We have also initiated an accountability review into the events that led to the breaches of the Money Laundering Regulations 2007. The possible need for individual pay adjustments to prior year awards, using the malus and clawback provisions in the NatWest Group remuneration construct, will be considered as part of the accountability process. Revised remuneration policy for executive directors The current Policy was introduced in 2017 and renewed in 2020. The Committee believes it has worked well in supporting our culture of prudent risk taking, by introducing a significantly restrained variable pay position for executive directors in return for more consistent pay outcomes during a time of significant transition for the organisation. The Committee has been mindful that the current Policy is not aligned to standard market practice and that some of its unique features have been subject to challenge. Over the last year, we have listened carefully to shareholders and other stakeholders. We have also been mindful that the bank is nearing the end of its long process of normalisation and the Government continues to sell its shareholding which will result in a normalised shareholder base. Finally, we have found the operation of the pre-vest test more difficult than expected. We have concluded in the light of all these factors that substantial change to our existing Policy is required and that now is the appropriate time for NatWest Group to transition to a more market-standard remuneration model rather than waiting until the next triennial vote on the Policy in 2023. Under regulatory requirements, which have been in force for a number of years, regulated banks may only offer variable pay equal to 100% of fixed pay, unless shareholder approval is obtained to increase the ratio to 200% of fixed pay. NatWest Group did not seek shareholder approval and has operated on a 1:1 structure. The Board is not seeking to change this position as it believes the current construct supports our belief in prudent risk taking and the maintenance of restrained compensation levels. We do, however, believe that executives should be incentivised using a structure that balances both short-term and longer-term performance, while maintaining our focus on prudent risk management. We are, therefore, proposing that our current long-term incentive (LTI) construct is replaced by a more widely accepted and competitive construct based around annual bonus plus Restricted Share Plan (RSP) awards. In total, the changes set out in this report would result in expected total compensation increasing by 19% for the CEO and by 13% for the CFO, once the transition period is complete. This would bring both executive directors closer to, but still below, the average expected total compensation paid by the other major UK banks. We recognise that the move to a more normal construct which involves an increase to total compensation represents a material change and intend to make the transition to the new Policy over two years. The phasing will mean that no more than half of the increase will apply in year one. The Committee is highly aware that any increase in compensation will be closely scrutinised by shareholders. It is, therefore, important for us to be clear on why we believe the combination of annual bonus plus RSP represents the best cultural and strategic fit for our organisation and why the proposed opportunities under each element are appropriate. By introducing a market-aligned annual bonus mechanism we will increase the performance alignment within the package to annual performance based on formulaic and weighted measures and targets. This will provide greater transparency on performance outcomes and a more direct link between pay and the delivery of our strategic targets. The market-aligned RSP will also ensure that we continue to retain a level of balance within the package between annual performance and longer-term alignment with the shareholder experience. The Committee has consulted widely with shareholders and the final form of the proposals being put forward for shareholder approval reflects much of the feedback we have received. In my discussions with some of our major shareholders, it has become clear that the current management team is highly regarded and that it would be imprudent to ignore this when setting an appropriate pay scale. Further details of the consultation findings are set out in this report. The Board believes that these proposals are in the company’s best interests as they move our remuneration policy into line with market norms and provide a more competitive package to our executive directors, which is a very important factor in attracting and retaining highly talented colleagues. The Board, therefore, recommends that shareholders vote in favour of the new Policy. NatWest Group plc – Annual Report on Form 20-F 121 Delivering a remuneration package which is sufficiently competitive both in structure and quantum to attract and retain our senior team has been a significant consideration in determining the proposed new arrangements. You can find detailed information about the new Policy on pages 124 to 126 below.

Directors' remuneration report continued

Executive director pay for 2021 and salaries for 2022

Alison Rose

At the time of the last Policy renewal in 2020, we committed to considering salary increases for Ms Rose during the life of the Policy. No increases have been made since her appointment in 2019. In December 2021, we noted the proposed average salary increase for the wider global workforce and agreed that a reduced rate of increase would be appropriate for the executive directors. As a result, Ms Rose's salary will increase by 2% under the existing Policy from 1 April 2022.

In considering performance against the LTI targets for 2021, we agreed that Ms Rose's performance has been highly impressive. Finance and climate performance was strong with targets achieved and despite a marginal 'miss' on the 'building capability' target, our people scores were good. Targets for supporting enterprise were also met and customer performance had improved in most areas. In terms of risk performance, while there had been some progress, it was noted that there was more work to do on the control environment.

External assessments of Ms Rose's performance were also very favourable, especially in relation to leadership on COVID-19 schemes and COP26. Board members welcomed Ms Rose's frankness and transparency during the year.

Our overall assessment of Ms Rose's performance for 2021 led the Committee to agree that an LTI award of £1,598,000 would be an appropriate outcome, which represents 145% of salary and 83% of the maximum LTI award. In order to ensure parity of treatment with the wider workforce, the LTI outcome reflected an adjustment to mirror the downward adjustment to the 2021 bonus pool for the fine imposed on NatWest Bank Plc for breaches of the Money Laundering Regulations 2007 and ongoing financial crime remediation considerations. Ms Rose's LTI award will be granted in March 2022.

Katie Murray

Ms Murray's salary has remained unchanged since her appointment to the Board in January 2019 and the Committee agreed that an increase of 2% would be appropriate. The increase will take effect from 1 April 2022.

In considering an LTI award for 2021, we agreed that Ms Murray had also performed well during the year. Along with the achievements noted against LTI targets for Ms Rose, Ms Murray had successfully delivered the quarterly results, with proactive investor engagement and made good progress on refreshing the annual reporting process. Cost reduction targets were also met for Finance and NatWest Group.

Our overall assessment of performance for 2021 led the Committee to agree that an LTI award of £1,057,500 would be an appropriate outcome, which represents 141% of salary and 71% of the maximum LTI award. In line with the approach taken for Ms Rose, the LTI outcome reflected an adjustment to mirror the downward adjustment to the 2021 bonus pool for the fine imposed on NatWest Bank Plc for breaches of the Money Laundering Regulations 2007 and ongoing financial crime remediation. Ms Murray's LTI award will be granted in March 2022.

2019 LTI award vesting outcome

Following an assessment of her performance in 2018, Ms Rose received an LTI award over 2019, while CEO of Commercial & Private Banking. Ms Murray was on a different remuneration construct for the 2018 performance year and did not receive an LTI award in 2019.

The Committee carried out a pre-vest assessment at the end of 2021 for awards granted in 2019 which vest in 2022. This involved considering whether anything had come to light since grant that would change our original view of performance of the beneficiaries of the award during the 2018 financial year.

We used a structured set of questions and evidence factors to guide discussions. From the analysis, we agreed that customer and risk were areas that merited further consideration. Supported by external opinion, we concluded that although customer performance had declined in one business area, it was not due to factors within management's reasonable control. Therefore, no adjustment was made relating to customer.

On risk performance, the pre-vest test confirmed there had been no material deterioration in risk culture or profile over the relevant period. However, management performance relating to financial crime remediation over the 2018 performance year was considered to be an area that merited further investigation using the Risk & Control underpin.

The Group Board Risk Committee (BRC) concluded that, while management had taken significant action to drive delivery of the financial crime remediation programme, there had not been a full appreciation of scale, complexity and interdependencies of the programme at the time of the 2019 LTI grant, resulting in delays to the proposed return to appetite.

The BRC recommended that an adjustment be considered and as a result we applied a pre-vest reduction of 5% of Ms Rose's original maximum 2019 LTI award resulting in a reduction of 32,234 shares vesting. A pre-vest reduction of 5% of the original maximum was also made to the 2019 LTI award held by the former CEO, Ross McEwan.

The total adjustments made to their respective maximum 2019 LTI award levels, when combined with adjustments made pre-grant, amounted to 17% for Ms Rose and 11% for Mr McEwan. You can find full details of the pre-vest assessment for both Ms Rose and Mr McEwan on page 143 to 144 of this document.

2019 LTI award to Alison Rose

	Maximum	Granted	Shares to vest
Shares	644,672	568,829	536,595
Value	£1.7m	£1.5m	£1.197m

The £1.197 million value reflects an aggregate reduction of 17% of the maximum LTI award level for Ms Rose across pre-grant and pre-vest stages. It also reflects the fall in the share price over the performance period.

NatWest Group plc – Annual Report on Form 20-F 122

While the performance cycle has completed, the shares from this award will vest in tranches up to 2026. Malus and clawback provisions help ensure that recipients maintain a long-term focus in their decision-making and aligns with regulatory expectations. Approach to windfall gains In my report last year, I highlighted that windfall gains had become a focal point for shareholders due to share price volatility as a result of the pandemic. When the LTI grants were made in 2021, the share price had risen over the prior year resulting in fewer shares being granted to satisfy a given quantum of award. We, therefore, did not consider there were any obvious potential windfall gains implications for award levels that should be addressed at the time of grant. We continue to believe that vesting, rather than at grant, is the best time to consider any adjustments for windfall gains. To guide our judgment, we continue to operate a framework designed to assess whether windfall gains have arisen over the period from grant to vest and the factors to be considered in making any adjustments. Gender and ethnicity pay reporting The Committee considers gender and ethnicity pay gap metrics to be another important indicator and full details can be found in the Strategic report and at natwestgroup.com. This is the fourth year that we have published ethnicity pay gap information on a voluntary basis. We are confident that colleagues are paid fairly and policies and processes are kept under review to make sure this continues to be the case. Climate in remuneration From 2020, we have included a climate goal and related measures in our executive director performance goals. Climate will continue to be an integral part of the annual bonus scorecard to be introduced under the new Policy proposals. As mentioned above, the bonus pool agreed for the wider workforce was also determined for 2021 having regard to performance against strategically important measures, including our climate ambition. This ensures that the work of colleagues in supporting the transition to a low carbon economy is being reflected in pay decisions. Looking ahead The Committee understands the expectations of shareholders, colleagues and wider society relating to the oversight of remuneration continue to evolve. It is also very aware that the bank’s commitment to purpose, to equality of opportunity and to fighting climate change must be fully reflected in compensation outcomes for its employees in general and its leaders in particular. I have referred to all these matters throughout this letter and the Committee will continue to focus on these and other emerging issues in the coming year. The Committee is focused on ensuring the smooth transition to the new Policy, assuming it is approved by shareholders at the 2022 AGM. Set out later in this document is the annual bonus scorecard expected to be used in respect of 2022. We would expect the bonus scorecard to continue to evolve to ensure that it is incentivising progress against NatWest Group’s purpose-led targets and wider societal needs. We have committed to publish our climate transition plan which will support alignment with the Paris Agreement. Future climate targets will in turn evidence progress towards longer- term climate objectives. We will also continue to engage with colleagues to explain the alignment of our approaches to executive and wider workforce remuneration and to listen to their feedback. This is my last report as the Chairman of the Committee as I will have completed nine years as a director of NatWest Group later this year. It has been a great privilege to perform the role of Chairman of the Committee for the last five years. I believe it is imperative for NatWest Group to be able to motivate and retain colleagues of great ability at every level in the firm and therefore to be able to evidence the link between its remuneration policies, culture and purpose. I strongly believe that the proposed changes to the Policy are an important step in the evolution of NatWest Group to being a purpose led organisation and hope shareholders will vote for its approval at the forthcoming AGM. Robert Gillespie Chairman of the Group Performance and Remuneration Committee 17 February 2022 NatWest Group plc – Annual Report on Form 20-F 123 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Delivering a restrained but fair level of pay for executive directors

Remuneration at a glance

Delivering a restrained but competitive level of pay for executive directors which is aligned with our cultural values

What is driving the move to a new Policy?

Under the current Policy we deliver variable pay through a single long-term incentive arrangement, which operates in a different way to those more commonly seen in the market, particularly in the case of the main UK banks. The LTI-only construct operates within a 1:1 variable to fixed pay ratio with executive directors receiving a significantly restrained but more predicable level of pay, thereby encouraging safe and secure growth within appetite.

However, it has become apparent through our stakeholder engagement process that certain shareholders continue to have reservations with regard to the current Policy and its unique features, in particular, the lack of formulaic, weighted performance measures, and the removal of pro-rating. The Committee has given considerable thought to how it should address such feedback and, conscious that we are continuing on a trajectory towards private ownership, believe now would be an appropriate time to introduce a more market-aligned annual bonus and RSP construct for executive directors.

Why are we increasing total compensation?

The Committee has also been mindful that while we have successfully recruited highly talented executive directors under the current Policy, our compensation levels are falling too far behind our nearest competitors. The Board is very pleased with the performance of the executive directors since appointment. We believe that continuing an approach that is materially behind our peers is imprudent and that a move towards a more flexible remuneration structure, which delivers more competitive levels of pay, is justified and in the best interests of the business.

The new Policy will result in an increase to total compensation for executive directors, with maximum variable pay set at 100% of base salary for annual bonus and 150% of base salary for RSP awards. While this enables us to deliver more competitive levels of pay, maximum compensation levels for the CEO would still be the lowest compared with other major UK banks and significantly lower than peers who continue to operate traditional long-term incentive plan (LTIP) constructs, demonstrating continued restraint on executive pay. The increase in variable pay levels should also be viewed in the context of us making further changes to the Policy which will introduce less favourable leaver treatment, increased shareholding requirements and longer holding periods for the fixed share allowance.

We recognise moving to a more normal construct represents a material change and intend to make the transition in two phases. For the first year, maximum awards will be limited to 85% of base salary for annual bonus and 125% of salary for the RSP. The charts opposite illustrate the transition for the CEO from our current Policy and also show that compensation levels will move closer to, but still below, the average maximum and target compensation levels at the other major UK banks. The CFO will also be below the average maximum and target compensation levels at the other major UK banks.

NatWest Group CEO maximum variable pay
% of salary (£000 total compensation (TC) maximum)


Major UK bank average 433% (TC:£7,849)
Max variable pay (% of salary)
9% increase in compensation
9% increase in compensation
175% (TC: £4,346)
210% (TC: £4,739)
250% (TC: £5,187)
175%
125%
85%
150%
100%
Current Policy
Year 1 proposed
Year 2 onwards
Bonus
LTI
RSP
Major UK banks average

NatWest Group CEO target variable pay
% of salary (£000 total compensation (TC) target)


Major UK bank average 226% (TC:£5,347)
Target variable pay (% of salary)
8% increase in compensation
9% increase in compensation
140% (TC: £3,953)
168% (TC: £4,262)
200% (TC: £4,626)
140%
125%
43%
150%
50%
Current Policy
Year 1 proposed
Year 2 onwards
Bonus
LTI
RSP
Major UK banks average

How does the new Policy ensure continued shareholder alignment?

With the adoption of the RSP, we will replace our current leaver terms with market aligned best practice leaver terms, with pro-rating reintroduced in good-leaver scenarios for RSP awards. Shareholding requirements will be increased from 400% to 500% of salary for the CEO and from 250% to 300% of salary for the CFO and the fixed share allowance release period will be extended from three to five years.

As is the case under the current Policy, around 67% of expected remuneration would continue to be delivered under the new Policy in shares, which will be subject to deferral and retention requirements. Along with the proposed increase in shareholding requirements, this will continue to ensure close symmetry between executives, shareholders and the financial health of the business.

NatWest Group plc – Annual Report on Form 20-F 124

One of the principal areas of focus during meetings was the transition to the new Policy including the new variable pay structure with annual bonus and RSP awards. The Committee Chairman explained that NatWest Group remained committed to prudent yet competitive compensation levels that would assess long-term performance and ensure alignment with shareholder interests. Discussions also highlighted that under the new Policy shareholders would expect continued adherence to best practice and transparent remuneration disclosures. The Committee acknowledged the need to ensure the ongoing alignment of all aspects of the new Policy with market best practice. A summary of the new Policy and how it compares to the current Policy can be found on the next page, followed by the main Policy tables which set out further details. In addition to the above discussions, we also held three virtual shareholder events with retail shareholders in 2021 to ensure we heard from the wider shareholder base on matters of importance. The event held in November 2021 focused on climate and one of our shareholders asked how we link executive pay to ESG measures including climate. Yasmin Jetha, one of our directors who was present at the event, confirmed that climate measures had been introduced for executive directors in 2020 which assessed performance with reference to progress towards climate positive operations, the funding and financing of climate and sustainable finance, and the setting of sector specific targets for emissions reduction. Ms Jetha’s response also noted that executive director performance had, for several years, also been assessed with reference to social and governance measures, with diversity and inclusion targets having been in place since 2017. Further shareholder events are planned for 2022. Shareholders play a vital role in helping us develop remuneration practices that meet the needs of all our stakeholders and we are grateful for their involvement in the process. It is also now more important than ever that we listen to our colleagues and use the insight we gain to attract, engage and retain the talent we need for the future. In November 2021, the Committee Chairman met with our Colleague Advisory Panel to discuss executive and wider workforce pay. The outcome of such discussion is summarised in more detail in the ‘colleague listening strategy’ section later in this report. NatWest Group CEO variable pay % of salary (£000 total compensation maximum) 50% reduction in LTIP opportunity Further discount acknowledging restrained pay position and rebalancing towards long term Year 1 implementation limited to a lower award Bonus RSP LTIP 100% 150% 85% 125% 250% (£5,187) 210% (£4,739) 192% 144% 336% (£6,839) 192% 288% 480% (£8,597) Average for other major UK banks with LTIPs Illustrative 50% reduction Proposed Policy Year 1 implementation Max variable pay (% of salary) With bonus expected to vest at 50% of maximum opportunity, the combination of the RSP and bonus means that we are still guiding towards an expected vesting level of 80% for variable remuneration outcomes. This is aligned with the position under our current LTI-only construct which is expected to vest at 80% of maximum opportunity. However, in the case of the new Policy, the expected vesting level of 80% depends on executive directors achieving on-target performance across the annual bonus scorecard. How does the RSP operate in practice and does it satisfy shareholder guidelines? The Committee will be required to assess the performance of executives under the RSP construct, both at the pre-grant and pre-vest stage. The pre-grant test will measure whether executives have achieved satisfactory performance over the performance period prior to grant, using the existing performance management processes that apply to all colleagues across the bank. RSP awards will also be subject to an underpin assessment at pre-vest stage. The underpin assessment is designed to ensure that sustainable performance has been achieved over the course of the vesting period. While RSP awards are expected to be granted and vest at 100% of maximum opportunity, the combination of the RSP pre-grant and pre-vest tests enable the Committee to make downward adjustments, potentially to zero, in order to guard against payments for failure. We know that shareholder guidelines normally expect an appropriate discount, of at least 50%, to be applied when introducing RSP awards compared to a traditional LTIP with performance conditions. As our current Policy differs in a number of ways to traditional practice and has already delivered a more restrained pay position, with significantly reduced maximum total compensation levels, it would not be appropriate to apply the 50% discount to our current LTI construct. Recognising that the principle of a 50% discount to an LTIP equivalent construct remains important to stakeholders, the Committee is satisfied that the proposed move to the RSP is aligned with the spirit of the guidelines as it delivers more than a 50% reduction when the RSP construct is compared with more traditional LTIP constructs envisaged by the guidance. This is illustrated further in the chart opposite. Engagement with stakeholders on remuneration Every year we undertake an engagement programme with major shareholders and other stakeholders before the Committee makes final decisions on pay awards. In late 2021 and early 2022, we met with several institutional shareholders, UK Government Investments, proxy advisors and the UK regulators to discuss our approach to remuneration for the 2021 performance year and our proposed policy amendments for executive directors. NatWest Group plc – Annual Report on Form 20-F 125

Remuneration at a glance continued

Comparing the new Policy with the current Policy

The main features of the Policy as applied in 2021 is summarised in the table below. The table also includes details of how the Policy is intended to apply in 2022 if approved by shareholders at the 2022 AGM.

Timing	Key elements		Current Policy	Proposed Policy
Paid over performance year	Fixed pay	Salary	Any increase will not normally be greater than the average salary increase for NatWest Group employees over the period of the Policy. Other than in exceptional circumstances, the salary of an executive director will not increase by more than 15% over the course of this Policy.	
			Implementation in 2021: CEO: £1,100,000 CFO: £750,000	Implementation in 2022: 2% increase under existing Policy from 1 April CEO: £1,122,000 CFO: £765,000
		Pension	Pension contribution, aligned to the wider workforce, at 10% of base salary.	
		Benefits	£26,250 standard benefit funding Other benefits can be paid within the terms of the Policy.	
		Fixed Share Allowance	100% of base salary Shares released over three years.	100% of base salary Shares released over five years.
Paid in the year after the performance year, share element subject to 12-month retention period.	Annual bonus	Maximum benefit	Not part of Policy for 2021	Maximum award: 100% of base salary Phased maximum: 85% of base salary for first awards in 2023 for performance year (PY)2022
		Operation		Awarded upfront with a 50/50 split of cash and shares.
		Metrics		Annual bonus assessed based on a weighted scorecard of strategic measures, as set out below. A risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero. Metrics – Weighting RoTE – 30% Income growth – 10% Cost reduction – 10% Capital – 10% Climate – 10% Customer – 10% Purpose, Culture and People – 10% Enterprise and Capability – 5% Personal – 5%
Paid over years three to seven after grant with a 12-month retention period after each vesting.	Long-term incentives		**LTI award**	**RSP award**
		Maximum benefit	CEO: 175% of base salary CFO: 200% of base salary Final award in 2022 for PY2021.	Maximum award: 150% of base salary Phased maximum: 125% of base salary for first awards in 2023 for PY2022.
		Operation	Delivered in shares, vesting in equal tranches over years three to seven with a 12-month retention period following each vesting.	
		Metrics	Performance assessed over year before grant with further tests before vesting. Balanced scorecard in line with our strategic aims, performance assessed in the round.	RSP awards subject to satisfactory performance before grant and an underpin assessment after three years to check performance has been sustainable.
Ongoing	Share ownership	Shareholding requirements	CEO: 400% of salary CFO: 250% of salary	CEO: 500% of salary CFO: 300% of salary
		Post-employment requirements	Equal to the lower of the shareholding requirement immediately prior to departure or the actual shareholding on departure, to be held for a period of two years post departure.	
Ongoing	Malus and clawback	Operation	Any variable pay awarded is subject to malus prior to vesting and clawback for seven years from grant, extended to ten years in certain circumstances. See page 141 of this document for further details.	

NatWest Group plc – Annual Report on Form 20-F 126

The Directors' Remuneration Policy (the Policy)

Subject to approval from shareholders, the new Policy set out below will be effective from the date of the 2022 AGM. It will apply for a period of three years, until the 2025 AGM, unless a revised Policy is approved by shareholders before then.

Fixed pay for executive directors

Purpose and link to strategy	Operation	Maximum potential value
Base salary Providing fair levels of base salary and other elements of pay supports the recruitment and retention of high-calibre executives to develop and deliver strategic priorities. Base salary set at a competitive level which means there is less reliance on variable pay. This helps to discourage excessive risk-taking.	Base salary is paid monthly in cash and reviewed annually. Rates are determined based on the individual's role, skills and experience and are benchmarked against market practice. We use a peer group, which includes comparable roles in other financial services groups of a similar size, to determine the appropriate level of base salary. We amend this peer group from time to time to ensure it remains relevant. Salaries will be increased by 2% from 1 April 2022. (1 January 2022 / 1 April 2022) **CEO** £1,100,000 / £1,122,000 **CFO** £750,000 / £765,000	Any future salary increases will take in-role performance into account and will be considered against peer companies. Any increase will not normally be greater than the average salary increase for NatWest Group employees over the period of the Policy. Other than in exceptional circumstances, an executive director's salary will not increase by more than 15% over the course of this Policy. See the recruitment policy section for new directors.
Fixed share allowance Additional fixed pay that reflects the skills and experience required and the complexities and responsibilities of the role. It further supports the delivery of a balanced remuneration policy offering a suitable mix of fixed and variable pay.	This is a fixed allowance paid entirely in shares. Individuals receive shares that vest immediately subject to any deductions required for tax purposes. A retention period will also apply. Shares will be released annually on a pro-rata basis over five years from the date of award[1]. As shares are held beneficially, the directors will be entitled to any dividends paid on those shares. The fixed share allowance will broadly be paid in arrears, in four instalments per year or at any other frequency that the Committee deems appropriate. The fixed share allowance is not pensionable and no performance conditions apply.	An award of shares with an annual value of up to 100% of base salary at the time of award, or such higher amount as represents this value rounded up to the nearest whole share.

(1) If regulatory requirements emerge that prohibit allowances from being delivered in shares, or deem that such allowances will not qualify as fixed remuneration, then NatWest Group reserves the right to provide the value of the allowance in cash in order to ensure compliance with such requirements.

NatWest Group plc – Annual Report on Form 20-F 127

The Directors' Remuneration Policy continued

Purpose and link to strategy	Operation	Maximum potential value
Benefits Providing a range of flexible and market competitive benefits that colleagues value and that help them carry out their duties effectively.	Executive directors can select from a range of standard benefits including a company car, private medical cover, life assurance and critical illness insurance. Executive directors are also entitled to travel assistance connected with company business including the use of a car and driver. NatWest Group will meet the cost of any tax due on the benefit. On rare occasions when executive directors are accompanied by their spouse or partner to business events, NatWest Group may also meet the costs and any associated tax liability. Executive directors are also entitled to holiday and sick pay. NatWest Group may offer further benefits including, but not limited to, relocation assistance in line with market practice. We may also put in place certain security arrangements for executive directors when that is deemed appropriate and meet the cost of any tax due on these benefits.	A set level of funding for standard benefits (currently £26,250 and subject to periodic review). We disclose the total value of benefits provided each year in the Annual Report on remuneration. The maximum potential value of benefits will depend on the type of benefit and cost of providing it, which will vary according to market rates. Any non-standard benefits are subject to approval from the Board.
Pension Encouraging planning for retirement and long-term savings.	This involves the provision of a monthly pension allowance paid in cash and based on a percentage of salary. Recipients have the opportunity to use the cash to participate in a defined contribution pension scheme. – CEO – 10% of base salary – CFO – 10% of base salary	In compliance with the UK Corporate Governance Code (the Code), the pension allowance rates for executive directors are aligned with the rate for the wider workforce (currently 10% of base salary)(1). This rate may be increased or reduced to remain aligned with the wider NatWest Group.

(1) 10% of base salary is in line with the rate applicable to the vast majority of the workforce. Over 99.64% of employees in the UK receive this rate.

NatWest Group plc – Annual Report on Form 20-F 128

Variable pay for executive directors Purpose and link to strategy Operation Maximum potential value Performance assessment Annual bonus To support a culture where individuals are rewarded for the delivery of superior performance, taking into account NatWest Group’s strategic objectives and purpose. Performance will be assessed based on a range of financial and non-financial measures that encourage long-term value creation for shareholders. Part of the annual bonus award is paid in shares with a holding period. Awards are also subject to malus and clawback adjustments to support long-term decision-making. Annual bonus awards will operate as follows: – performance will be assessed against a balanced scorecard of measures to determine the amount of any award for a particular year; – awards will be paid 50% in shares and 50% in cash; – awards will be paid in combination with RSP awards to meet or exceed the deferral period for variable pay in order to comply with regulatory requirements; – a post-vesting retention period will apply to the amount delivered in shares in line with regulations (currently 12 months); and – malus provisions apply prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award. Awards will be subject to any other terms as regulators require from time to time. We may calculate the number of shares awarded using a share price that is discounted to reflect the absence of the right to receive dividends or equivalents during the vesting period. If regulations permit the use of dividend equivalents in future, awards may be eligible to receive dividend equivalents instead. The discounted share price will be calculated with reference to estimated dividend yields based on market consensus and the length of the vesting period. An independent adviser will then review it. For the avoidance of doubt, there is no intention to reflect special dividends in the calculation. We will grant annual bonus awards on a discretionary basis. They will be delivered through one of NatWest Group’s shareholder-approved employee share plans. The maximum value of annual bonus awards will be set at 100% of base salary for executive directors (or an amount which represents such value rounded up to the nearest whole share). The value of awards can also reflect a discount for long-term deferral, in line with the Prudential Regulation Authority (PRA) Rulebook and European Banking Authority (EBA) guidelines. The level of the award to be paid can vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum opportunity. Threshold and maximum targets will be disclosed at the end of the performance period in the 2022 Directors’ Remuneration Report, alongside the actual level of performance achieved. The Committee will set and assess performance against the scorecard with weightings that apply to each category. The measures and targets we use will reflect NatWest Group’s strategic priorities for the year and align with our purpose. Financial measures will account for between 50% and 60% of the annual bonus opportunity. A range of non-financial measures will be included in a strategic category accounting for at least 30% of the overall scorecard. Personal measures may also be used up to a maximum of 10% of the overall scorecard. A risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero. The Committee has discretion to vary the performance measures and weightings in appropriate circumstances. However, financial measures will always account for at least 50%. The Committee also has discretion to determine the appropriate bonus outcome when the assessment of performance against the formulaic measures and targets would drive an unrepresentative outcome or when it is necessary to consider strategic, economic, or societal impacts that were not or could not have been accounted for at the point of agreeing the bonus scorecard. We will set out further details on the performance measures and weightings and a detailed assessment of performance against targets in the relevant year’s Annual Report on remuneration. NatWest Group plc – Annual Report on Form 20-F 129 You can find the proposed performance measures and weightings for the 2022 financial year on page 150 to 151 of this document.

Variable pay for executive directors continued Purpose and link to strategy Operation Maximum potential value Performance assessment RSP awards To support sustainable performance over a multi-year period. We will deliver awards entirely in shares with payments deferred over many years. This creates simple and effective alignment with the returns that shareholders receive over the long term. Awards are subject to malus and clawback adjustments to discourage excessive risk-taking and other inappropriate behaviours. RSP awards will operate as follows: – an award will be granted in shares provided satisfactory performance has been achieved in the prior year; – performance will be assessed using our established performance management processes that apply to all colleagues across the bank; – after three years, performance against pre-determined underpin criteria will be used to ensure there is no payment for failure; – subject to the underpin assessment, awards will vest in combination with annual bonus awards to meet or exceed the deferral period for variable pay under regulatory requirements (currently between years three to seven after grant); – a post-vesting retention period will apply to the shares in line with regulations (currently 12 months); and – malus provisions can be applied prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award. Awards will be subject to any other terms regulators require from time to time. We may calculate the number of shares awarded using a share price that is discounted to reflect the absence of the right to receive dividends or equivalents during the vesting period. If regulations permit the use of dividend equivalents in future, awards may be eligible to receive dividend equivalents instead. The discounted share price will be calculated with reference to estimated dividend yields based on market consensus and the length of the vesting period. An independent adviser will then review it. For the avoidance of doubt, there is no intention to reflect special dividends in the calculation. We will grant RSP awards on a discretionary basis. They will be delivered through one of NatWest Group’s shareholder-approved employee share plans. The maximum value of RSP awards will be set at 150% of base salary for executive directors (or an amount which represents such value rounded up to the nearest whole share). The value of awards can also reflect a discount for long-term deferral, in line with the PRA Rulebook and EBA guidelines. Depending on the Committee’s assessment of the RSP underpin criteria, the vesting level of the award can vary between 0% and 100% of the original number of shares granted. The expected vesting level of the RSP award is 100% of maximum opportunity. Executive directors will be granted an RSP award provided performance over the prior year is considered by the Committee to be satisfactory, when assessed using our established performance management processes. Before vesting takes place, the Committee will review the outcomes of the business against underpin criteria determined by the Committee. In the first year of operation, the underpin criteria will consider whether a sustainable level of performance over the period has been achieved with reference to: 1. the level of capital held relative to the maximum distributable amount; 2. total distributions paid relative to our distribution policy; and 3. any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event. The Directors’ Remuneration Policy continued NatWest Group plc – Annual Report on Form 20-F 130 Following the underpin assessment, RSP awards may vest in full, in part or lapse in their entirety. The Committee will also retain the right to consider other factors and apply discretion before deciding on the final vesting outcome. This will aim to mitigate any potential unintended consequences that might arise and ensure that the outcome is fair. You can find more information on the RSP in the implementation of Policy for 2022 on page 151 of this document. The Committee is committed to transparency and will explain its reasons for applying discretion or for not doing so. We also reserve the right to change the underpin criteria when granting new RSP awards over the Policy period.

Other elements of the Policy for executive directors

Purpose and link to strategy	Operation	Maximum potential value
Shareholding requirements Executive directors must build and continue to hold a significant shareholding both during and after employment. This helps to further align their interests with returns to shareholders over the long term.	Shares held outright, including those acquired under the fixed share allowance, qualify towards the shareholding requirement. Unvested shares from annual bonus and RSP awards count on a net-of-tax basis towards the shareholding requirement once performance conditions have been assessed. When any applicable retention periods have passed, executive directors can dispose of up to 25% of the net-of-tax shares received until the shareholding requirement is met. Any shares purchased voluntarily will count towards the requirement but are excluded from the restriction on sale. On leaving, executive directors are required to hold shares of a value equal to the lower of their shareholding requirement immediately prior to departure or the actual shareholding on departure, for a period of two years. The requirement includes vested and unvested shares that have been assessed for performance but shares purchased voluntarily are excluded from the post-employment shareholding requirement. A fixed number of shares for the post-employment requirement will be determined at the date of departure. Procedures are in place to help enforce the shareholding requirements, both during and after employment. Executive directors are required to agree to be bound by the terms of the requirements and to use prescribed nominee accounts to hold shares subject to restrictions.	CEO – 500% of salary. CFO – 300% of salary. Requirements may be reviewed in future but are not expected to be reduced.
Employee share plans Providing an opportunity for executive directors to purchase shares in the company voluntarily.	The plans provide an opportunity for executive directors to contribute from salary and acquire shares under one or more of NatWest Group's all-employee share plans in operation from time to time. In the UK, this currently includes: – the Sharesave plan where monthly savings over a fixed period may be used to purchase shares at an agreed option price; and – the Buy As You Earn plan where shares can be purchased from pre-tax salary. Executive directors may participate on the same basis as other eligible employees. All-employee share plans are not subject to performance conditions.	The statutory limits that are imposed by HMRC in the UK or the limits under the relevant share plan rules.
Legacy arrangements To ensure NatWest Group can continue to honour payments due to executive directors.	In approving this Policy, authority is given to honour any previous commitments or arrangements entered into with current or former directors. This includes any share awards granted under the 2014 Employee Share Plan. For the avoidance of doubt, all outstanding LTI awards granted under previous policies will continue to vest in line with the terms agreed at the time of grant. LTI awards are subject to performance assessments prior to grant and again before vesting. Awards are deferred over three to seven years and a 12-month retention period applies after each vesting. Authority is also given to honour arrangements agreed with an employee prior to appointment as an executive director that may have different terms or performance conditions.	In line with existing commitments and arrangements.

NatWest Group plc – Annual Report on Form 20-F 131

The Directors' Remuneration Policy continued

Remuneration for the Chairman and non-executive directors

Purpose and link to strategy	Operation	Potential value
Fees Competitive fixed remuneration that reflects the skills, experience and time commitment required for the role. Fees are set at an appropriate level to attract individuals with the attributes needed to oversee the Board's strategy.	Fees are paid monthly in cash. The Board retains discretion to pay fees in cash, shares or a combination of the two. The level of remuneration reflects the responsibility and time commitment required, and the level of fees paid to directors of comparable major UK companies. We review fees regularly, and the Board may choose to apply an increase within the limits of the Policy on an annual or less frequent basis. The Chairman receives an all-inclusive fee. Non-executive directors receive a basic Board fee with additional payments when serving as a member or Chairman of a Board Committee or performing an additional role such as the Senior Independent Director. Non-executive directors may also receive fees as directors of subsidiary companies. Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees as detailed in the Annual remuneration report. No variable pay is provided, enabling the Chairman and non-executive directors to maintain appropriate independence, focus on long-term decision-making and constructively challenge performance of the executive directors.	The rates for the year ahead are set out in the Annual Report on remuneration. Any increases to fees will not normally be greater than the average inflation rate or salary increases for the wider workforce over the period of the new Policy. However, we take into account that any change in responsibilities, role or time commitment may merit a larger increase. Other than in exceptional circumstances, fees will not increase by more than 15% over the course of this Policy.
Benefits Providing a level of benefits in line with market practice.	The Chairman and non-executive directors are also entitled to travel assistance connected with company business, including the use of a car and driver where deemed appropriate. Where this is a taxable benefit for the recipient, NatWest Group will meet the cost of any tax due on the benefit. On rare occasions when directors are accompanied by their spouse or partner to business events, NatWest Group may also meet the costs and any associated tax liability. We may also offer other benefits in line with market practice. In line with evolving working practices and our efforts to discourage unnecessary travel and costs, the Board has moved to a hybrid model where meetings take place both 'in person' and remotely. In light of the change, NatWest Group will consider providing assistance and meeting reasonable costs on a case-by-case basis to support the Chairman and non-executive directors in the effective undertaking of their roles from another location. If additional tax liabilities arise from this practice, NatWest Group will also meet these costs when deemed appropriate. The Chairman is entitled to private medical cover and life insurance cover provided the Board considers the costs to be reasonable. Reasonable expenses incurred in connection with the performance of duties will also be reimbursed.	The value of the private medical and life insurance cover provided to the Chairman as well as other benefits provided under the new Policy will be in line with market rates and disclosed in the Annual remuneration report.

NatWest Group plc – Annual Report on Form 20-F 132

Other policy elements for directors Provisions Operation Recruitment policy Our Boardroom Inclusion Policy is in place to ensure that NatWest Group can attract, motivate and retain the best talent and avoid limiting potential caused by bias, prejudice or discrimination. When recruiting new directors, our Policy aims to be competitive and to structure pay in line with the framework applicable to current directors (as stated in the tables above), while recognising that some adjustment to quantum may be necessary to secure the preferred candidate. The pension allowance for new executive directors will be in line with that of the wider UK workforce. We can continue to honour existing commitments in the event of an internal promotion. A buy-out policy exists to replace awards forfeited or payments foregone, which is in line with regulatory requirements. The Committee will minimise buy-outs wherever possible and ensure they are no more generous than, and on substantially similar terms to, the original awards or payments they are replacing. No sign-on awards will be offered on joining. Any awards granted following recruitment may be made under such NatWest Group employee share plans as are in place from time to time or otherwise in accordance with the relevant provisions in the Listing Rules. We will disclose full details in the next remuneration report. The maximum level of variable pay which may be granted to new executive directors will be guided by, but not limited to, arrangements for existing executive directors. In any event this will not exceed the limit of one times the level of fixed pay. The maximum level excludes any buy-out arrangements. Notice and termination provisions Executive directors As set out in our executive directors’ service contracts, NatWest Group or the executive director is required to give 12 months’ notice to the other party to terminate the employment. The Committee will ensure that any proposals relating to termination payments are fair and reasonable and recognise that failure is not rewarded. There are no pre-determined provisions for compensation on termination, other than when we determine that a redundancy payment is properly due under our redundancy policy in place from time to time. There is discretion for NatWest Group to make a payment in lieu of notice (based on salary only) which is released in monthly instalments. The executive director must take all reasonable steps to find alternative work and any remaining instalments will be reduced as appropriate to offset income from any such work. Chairman and non-executive directors Instead of service contracts, the Chairman and the non-executive directors have letters of appointment that reflect their responsibilities and time commitments. There are no notice periods and we will pay no compensation in the event of termination, other than standard payments for the period served up to the termination date. Under the Board Appointment Policy, non-executive directors are appointed for an initial term of three years, subject to annual re-election by shareholders. At the end of this initial term, a further three-year term may be agreed. Non-executive directors may be invited to serve beyond six years, up to a maximum tenure of nine years. The Chairman is not subject to the Board Appointment Policy but is subject to the Code’s requirements relating to the maximum tenure period for chairs. All directors stand for annual election or re-election by shareholders at the NatWest Group’s AGM. Effective dates of appointment for directors: Howard Davies – 14 July 2015 Alison Rose – 1 November 2019 Katie Murray – 1 January 2019 Frank Dangeard – 16 May 2016 Patrick Flynn – 1 June 2018 Morten Friis – 10 April 2014 Robert Gillespie – 2 December 2013 Yasmin Jetha – 21 June 2017(1) Mike Rogers – 26 January 2016 Mark Seligman – 1 April 2017 Lena Wilson – 1 January 2018 (1) Yasmin Jetha’s first appointment to the Board. In preparation for the ring-fencing regime, Ms Jetha stepped down from the Board in 2018 to serve solely as a director of some of our subsidiary companies before re-joining the Board on 1 April 2020. NatWest Group plc – Annual Report on Form 20-F 133

Provisions Operation Treatment of outstanding share plan awards on termination On termination, we will treat awards in accordance with the relevant plan rules or other terms on which they were granted. Individuals will only qualify for good leaver treatment if they leave due to ill-health, injury, disability, death, retirement (as agreed with NatWest Group), redundancy, the employing company ceasing to be a member of NatWest Group, transfer of the employing business, or any other reason if, and to the extent, the Committee decides in any case. Malus and clawback provisions will continue to apply to all leavers, and could be used to adjust awards if subsequent issues relating to executive directors’ performance come to light. In the event of a change of control, outstanding awards will be treated in line with the provisions of the relevant plan rules, as approved by shareholders. Fixed share allowances Shares will continue to be released over the applicable retention period helping to ensure that former executive directors maintain an appropriate interest in shares. In all leaver circumstances, executive directors will continue to be eligible to receive a pro-rated fixed share allowance to reflect the period up to the termination date. LTI awards (under the existing Policy) LTI awards normally lapse on leaving unless the termination is for one of the specified good leaver reasons. LTI awards held by good leavers will normally vest on the original vesting dates, subject to the performance conditions being met and the rules of the relevant plan. No pro-rating applies after grant for LTI awards granted from 2018 onwards. The existing Policy allows good leaver retirement to be granted provided the individual is not leaving to work in a capacity considered to be competing directly and materially with NatWest Group. The new Policy introduces a more typical and less favourable definition of retirement that will not allow good leaver retirement treatment where individuals take up a commensurate role elsewhere or a role with a company providing banking services. The new Policy will also address the concerns from some shareholders by introducing pro-rating for RSP awards in good leaver circumstances. Annual bonus awards (for performance year 2022 and later years) Any deferred bonus awards that are unvested will normally lapse on leaving unless good leaver circumstances apply, in which case the awards will normally continue to vest on the original vesting dates. Provided that individuals leave in good-leaver circumstances, they will be eligible to be considered for an annual bonus award for their final year of employment. RSP awards (for performance year 2022 and later years) RSP awards that are unvested will normally lapse on leaving unless specified good-leaver circumstances apply. For good leavers, awards are pro-rated for time served during the three-year performance period and will normally continue to vest on the original vesting dates. Individuals will not be eligible to be considered for an RSP award for the final year of employment. Contractual provisions Contracts include standard clauses covering remuneration arrangements and discretionary incentive plans (as set out in this report). The contracts also reference: reimbursement of reasonable out-of- pocket expenses; annual leave; redundancy terms and sickness absence; the performance review process; directors’ and officers’ insurance; the disciplinary procedure; and terms for dismissal in the event of personal underperformance or breaches of NatWest Group’s policies. The Committee retains the discretion to make payments (including but not limited to professional and outplacement fees) to: facilitate smooth handovers; mitigate against legal claims; and/or procure reasonable assistance with investigations or claims, subject to any payments being made pursuant to a settlement or release agreement. The Directors’ Remuneration Policy continued NatWest Group plc – Annual Report on Form 20-F 134

Summary of proposed changes for executive directors Under the new Policy, LTI awards will be replaced with annual bonuses and RSP awards. This will provide a more market-aligned and competitive remuneration package for executive directors, while incentivising growth and the delivery of our purpose-led strategy. It will also align more closely to shareholder expectations, with pro-rating applying to RSP awards in good leaver circumstances and annual bonus outcomes being determined with reference to weighted performance measures and robust strategic targets. RSP awards will contribute to nearly 67% of expected pay being delivered in shares, further supporting the delivery of sustainable long-term performance. The fixed share allowance retention period will also be extended from three to five years, further aligning remuneration to the long term. The pay levels under the Policy were decided after considering relevant market positioning for similar roles at comparable financial services companies. They remain relatively modest compared to other major UK bank peers. We selected performance measures for annual bonus and RSP awards to reflect a cross section of our main strategic deliverables. There will be greater transparency on the link between performance and pay outcomes through weighted annual bonus measures with non-financial targets being set to reflect our purpose-led strategy. Other changes under the new Policy for executive directors Performance conditions Leaver terms Shareholding requirement While LTI awards under the existing Policy are based on assessing performance in the round, we will base bonus awards under the new Policy on a weighted scorecard of annual measures and targets aligned with our strategic priorities. Financial measures will account for at least 50% of the bonus scorecard supported by strategic and personal measures. RSP awards will be based on a simpler pre-grant test than the existing Policy with an underpin assessment at the end of three years to ensure there are no payments for failure. As is currently the case, any outstanding awards will be forfeited on leaving unless the individual leaves for a specified good leaver reason. Under the existing Policy no pro-rating applies to LTI awards after grant in agreed good leaver circumstances. RSP awards under the new Policy will be subject to pro-rating in good leaver circumstances. In addition, we will adopt a more typical definition of ‘retirement’, that is more in line with shareholder expectations and does not allow good leaver status where individuals take up a commensurate role elsewhere or a role with a company providing banking services. Shareholding requirements will increase from 400% of salary to 500% of salary for the CEO and from 250% of salary to 300% of salary for the CFO. This increase recognises that shareholders expect executive directors to have significant shareholdings where RSP constructs are being introduced. The change moves NatWest Group towards the highest levels of market practice on shareholder requirements and reinforces the long-term alignment of executive remuneration with shareholders. Changes to the policy for the Chairman and non-executive directors We reviewed the remuneration policy for the Chairman and the non-executive directors during 2021, following which only one change will be made. To recognise working practices have changed, and also to discourage unnecessary travel, the Board has moved to a hybrid model whereby meetings take place both in person and remotely. The change under the Policy will allow the Chairman and non-executive directors to receive assistance when they are attending Board meetings from another location, including meeting any costs that are considered reasonable and appropriate. Arrangements will be considered on a case-by-case basis. The Committee retains discretion to make minor amendments to the Directors’ Remuneration Policy that reflect changing legal or regulatory requirements or guidelines. We will not make any material changes to the advantage of directors without first reverting to shareholders for approval. NatWest Group plc – Annual Report on Form 20-F 135

The Directors' Remuneration Policy continued

Illustration of annual remuneration for executive directors under the new policy

Chief Executive Officer (£000's) | Chief Financial Officer (£000's)


2,382
6%
47%
47%
Minimum
Fixed pay only
4,262
34%
11%
3%
26%
26%
Expected
4,739
29%
20%
3%
24%
24%
Maximum 1
Bonus and RSP at constant share price
5,440
39%
17%
2%
21%
21%
Maximum 2
RSP at 50% share price increase
1,633
6%
47%
47%
Minimum
Fixed pay only
2,914
33%
11%
4%
26%
26%
Expected
3,239
29%
20%
3%
24%
24%
Maximum 1
Bonus and RSP at constant share price
3,717
38%
17%
3%
21%
21%
Maximum 2
RSP at 50% share price increase
Base salary
Fixed share allowance
Pension & benefits
Annual bonus
RSP award (vesting value)

(1) The charts above are for illustration only, with minimum representing fixed remuneration (base salary, fixed share allowance, pension and standard benefit funding).

(2) The charts reflect remuneration receivable in the first year of the new Policy which, as noted earlier in this report, is being introduced on a phased basis. The maximum annual bonus award will be limited to 85% of base salary in year one rising to 100% of base salary in year two. The maximum RSP award will be limited to 125% of base salary in year one rising to 150% of base salary in year two.

(3) The expected value assumes annual bonus payments will be made at 50% of maximum opportunity and RSP awards will vest at 100% of maximum.

(4) Maximum 1 in the charts assumes both annual bonus and RSP awards are paid and vest in full, at 100% of maximum. Maximum 2 extends this to show the impact of a 50% increase in the share price for RSP awards over the period from grant to vest. The benefits figure includes standard benefit funding as outlined in the Policy but excludes any potential other benefits under the Policy such as travel assistance in connection with company business. We will disclose the value of any taxable business expenses in the total remuneration table each year.

NatWest Group plc – Annual Report on Form 20-F

136

Directors' remuneration report

Aligning executive pay with ESG performance and our purpose-led strategy

In addition to considering financial measures, the process to determine variable pay for executive directors under the new Policy will continue to reflect progress against our Environmental, Social and Governance (ESG) priorities. The combined bonus scorecard for 2022 and the assessment of satisfactory performance under the RSP will align with the five principles of a purpose-led business, as set out in the Blueprint for Better Business (BfBB) framework. The five principles form part of our purpose framework and you can find more details of this on page 13 of the Strategic report in this document.

	Five principles of a purpose-led business				
	A guardian for future generations	Honest and fair with customers and suppliers	A good citizen	A responsible and responsive employer	Has a purpose which delivers long-term sustainable performance
Variable pay for 2022	Tackling climate change is core to our purpose. Several climate measures are included in the bonus scorecard for executive directors. The climate category accounts for 10% of annual bonus awards for 2022. This includes three measures as follows: 1. Carbon emissions from own operations 2. Funding and financing committed to climate and sustainable finance 3. Develop climate transition plan for publication with 2022 annual results.	Putting customers at the heart of what we do will help people, families and businesses to thrive. We target customer satisfaction and the likelihood that customers will recommend our brands in annual bonus decisions. A weighted Net Promoter Score (NPS) will account for 10% of the annual bonus awards for 2022. RSP awards will also be assessed to ensure that performance has been sustainable before the vesting takes place.	We can only deliver on our purpose-led strategy by continuing and deepening our relationships with all our stakeholders. There are targets to encourage and grow businesses and to increase financial capability. The Committee has discretion when making decisions to ensure outcomes are fair and appropriate. Variable pay can also be recovered from individuals if we believe the payments are no longer justified.	We are committed to creating a diverse workforce with an equitable and inclusive culture. This will also help us in serving our diverse range of customers and communities in the ways they need. There are targets to increase the percentage of females and Black, Asian and Minority Ethnic colleagues in the top layers of the organisation. Together the Purpose, Culture and People targets account for 10% of annual bonus awards for 2022.	A very high proportion of pay is delivered in shares over many years. This encourages executive directors to think and act in the best long-term interests of all our stakeholders. 10% of the 2022 annual bonus award will be based on maintaining efficient and safe levels of capital. If risk performance is not at the required level, annual bonus awards can be adjusted. RSP awards also take financial and risk considerations into account prior to vesting.
ESG alignment	E		S		G

NatWest Group plc – Annual Report on Form 20-F 137

Directors’ Remuneration Report continued Our ‘Colleague Listening Strategy’ It is more important than ever that we listen to colleagues and use the insight we gain to attract, engage and retain the talent we need for the future. This helps us improve by assessing colleague(1) sentiment and our progress in creating a great place to work. Regular engagement Colleague Advisory Panel (CAP) – Twice a year, a colleague opinion survey (Our View) allows people to have a say on what it feels like to work at NatWest Group. – Just over 46,700 (81%) of our colleagues participated in the latest survey and there is regular engagement throughout the year. – Question and answer sessions take place with senior executives throughout the year. – Feedback from colleagues forms part of the People and Culture measures that impact executive pay. – Engagement on remuneration also takes place with representatives from Unite in Great Britain and Offshore and the Financial Services Union in Northern Ireland and the Republic of Ireland. The CAP was established in 2018 to help us promote colleague voice in the boardroom. The CAP is chaired by Lena Wilson, one of our non-executive directors, and allows colleagues to engage directly with senior management and the Board on topics that are important to them. It includes colleagues who volunteered to be involved, representatives from trade union bodies and works councils, the colleague-led networks and junior management teams. After each meeting, the Board receives a summary and a follow-up call is then held with the CAP so that CAP members can hear how their views were shared and what happened as a result. The CAP continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members. In November 2021, the Committee Chairman met with the CAP to discuss executive and wider workforce remuneration. There was a focus on fairness, simplicity, transparency and inclusion which runs through all colleague remuneration. Members were appreciative of the presentation, saying it was a very clear explanation of NatWest Group’s approach to remuneration. They were keen to see how our Fair Pay Charter could receive a higher profile and also discussed NatWest Group’s approach to salary increases and the impact of the rising cost of living. The Committee Chairman explained that the combination of inflation and higher living costs was something employers had not faced for some time. The COVID-19 pandemic had also had a significant impact across society. Economic factors alongside the external pay market and longer-term business affordability would all need to be taken in to account when deciding our investment in fixed pay. Climate was the overall theme of the November meeting and the Committee Chairman referred to this in his presentation. He highlighted that executive directors had specific performance goals and measures linked to climate cost, our climate footprint and colleague feedback, all of which was considered when deciding their pay awards. New ways of working were also discussed, and the Group Chief People and Transformation Officer highlighted that focus groups were being run to understand the cost impact of working from home. A number of actions were agreed at the meeting for further consideration and the Chair of the CAP provided the Board with an update on the feedback received from colleagues. (1) Colleagues means all employees and, in some instances, other members of the wider workforce (including contractors and agency workers). NatWest Group plc – Annual Report on Form 20-F 138

Our View survey

The Our View colleague opinion survey compares responses from colleagues at NatWest Group against those from other companies, known as the Global Financial Services Norm (GFSN). In general, the scores from the Reward category in Our View have declined over the last year although they remain above the GFSN in all but one category. The reduction in scores was anticipated as the impact of the global pandemic on our financial performance meant investment in fixed pay was constrained last year and our bonus pool was reduced. Some colleagues also felt they had limited opportunity over the last year to use some of the benefits they had purchased under our benefit scheme.

	2021 favourable score	Versus 2020	Versus GFSN
Total Reward[1]	76	-4	+4
Colleagues who think they are paid fairly for the work they do	67	-6	+4
Understand how their pay is determined	87	-2	+13
Understand how their bonus is determined	72	-5	-5
Believe NatWest Group's benefit programme fits their needs	80	-1	+5
Manager regularly gives them recognition for work well done	87	no change	+5

(1) NatWest Group Our View scores for 2021 exclude Ulster Bank RoI.

Pay gaps and pay ratio disclosures

Pay equality, including neutrality in respect of protected characteristics, is a core feature of our approach, to support equal pay for equal work. You can find the latest gender and ethnicity pay gap reporting for NatWest Group together with the steps being taken to address the position in the 'Our Colleagues' section of the Strategic Report and at natwestgroup.com. You can also see the CEO-to-employee pay ratios and further information on remuneration for the wider workforce later in this report.

Further information on our wider workforce approach.

Fair reward is one of the key things we are committed to in order to provide a great place to work for everyone. Our Fair Pay Charter is one of the ways we do this and you can find further information on our approach in our ESG Supplement. The 'Our Colleagues' section of the Strategic Report also sets out how we helping colleagues to thrive and realise their potential, how we support their wellbeing and how we create a diverse, equitable and inclusive culture.

How we align wider workforce and executive pay

Consistent with our approach to executive pay, our remuneration policy for all colleagues aims to be simple, transparent and to promote the long-term success of NatWest Group. It encourages a culture where individuals are rewarded for sustained performance in line with risk appetite and for demonstrating the right behaviours. These principles apply to everyone with adjustments made where necessary to comply with local requirements. As set out on the previous page, the Committee Chairman met with colleagues through the CAP in November 2021 to discuss how we take a consistent approach to workforce remuneration. He also highlighted some of the challenges being faced with the existing Policy for executive directors. The proposed introduction of annual bonus for executive directors under the new Policy will create closer alignment with the remuneration construct for the wider workforce. A significant proportion of our colleagues are eligible to receive annual bonus awards, subject to performance.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group plc – Annual Report on Form 20-F 139

The Directors' remuneration report continued

All colleagues	Certain colleagues depending on location, grade or job			Senior executives only
Base salary and pension funding	**Benefits and share plans**	**Role-based allowances**	**Annual bonus**	**RSP awards**
A competitive level of salary paid in cash and reviewed annually. Set to reflect the talents, skills and competencies that the individual brings to the business. Additional funding is provided which colleagues can use to save in a company pension scheme. Colleagues in the UK receive pension funding at 10% of base salary. The same rate applies to executive directors. Rates in other locations reflect market practice in those locations.	Some colleagues receive funding which they can use towards the cost of benefits or take as cash. Benefits offered include private medical cover, dental cover, personal accident insurance, life assurance and critical illness insurance. Individuals in some jurisdictions can also join share plans, providing an efficient way to buy NatWest Group plc shares and align their interests with our shareholders.	Role-based allowances reflect the skills and experience required for certain jobs. These are part of fixed remuneration for regulatory purposes. They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are released in instalments over a minimum three-year period with a five-year period applying to executive directors.	This is a way of rewarding individuals for superior performance. The annual bonus pool is based on a balanced scorecard of measures across our core strategic areas and our purpose. Allocation from the pool depends on the performance of the business area and the individual. Awards are made in cash and/or shares with larger amounts paid out over several years.	These encourage a sustainable long-term performance. Awards are delivered entirely in shares to provide direct alignment with our shareholders. We carry out performance checks prior to grant and again after three years to ensure satisfactory and sustained performance has been achieved. Awards are paid out in equal amounts across years three to seven following grant, followed by a 12-month retention period. RSP participants are also subject to shareholding requirements.
Fixed pay			Variable pay	

To drive consistency, we have agreed a set of NatWest Group-wide Remuneration Policy Principles which are designed to:

1. support a performance culture – we recognise colleagues' skills and experience, the responsibilities of their job and their geographic location. Ultimately, we 'pay for performance', underpinned by a robust performance management process;
2. be market facing – we benchmark ourselves against a core peer group and ensure our pay is fair, competitive and affordable; and
3. ensure compliance and governance – our reward design must be within policy, meet the expectations and requirements of our regulators and be appropriately aligned with the expectations of our shareholders and customers.

- A simple and transparent pay policy supports colleagues in doing the right thing.
- Our more junior colleagues are typically paid through fixed pay only, which was increased when variable pay was removed.
- This provides them with greater security and allows them to fully focus on the needs of the customer.


Base Salary
Pension & Benefit Funding+
Role-based Allowances
Annual Bonus
RSP Awards
Mainly manager grade and above (including executive directors under the new Policy).
Executive directors and potentially some of the CEO's direct reports.
+ Benefit funding applies to certain jobs
Provided to some Material Risk Takers (MRTs) only

Pay for executive directors is aligned with the wider workforce, with two main differences:

i. the use of RSP awards; and
ii. a requirement to maintain a holding of shares in NatWest Group, both during and after employment.
These differences are deliberate and recognise that it is in the best interests of our stakeholders for executive directors to have a significant proportion of their remuneration paid in shares and subject to long-term holding requirements.

NatWest Group plc – Annual Report on Form 20-F 140

Our approach to the UK Corporate Governance Code (the ‘Code’) This table supplements other information in this report by demonstrating some of the ways in which we meet the requirements and spirit of the Code. We continue to monitor and reflect on best practice when developing our remuneration practices. By introducing weighted annual bonus measures, rather than assessing performance in the round, the new Policy for executive directors creates a more direct link between the delivery of our strategy and pay and performance outcomes. We consider both the outcomes and how they have been achieved to encourage and reward behaviours in line with our values. Malus and clawback provisions together with long holding periods reinforce the need for recipients to act in the best interests of our stakeholders. Provision Our approach Review workforce remuneration and alignment with culture  – Every year we consider how pay has been distributed across NatWest Group, analysing performance ratings by grade and diversity categories. Checks are in place to ensure decisions are made fairly. – Over the last year, we also offered colleagues the opportunity to join Sharesave in the UK, Poland and India. This simple savings plan encourages colleagues to think about their financial wellbeing and provides an option to buy shares and align their interests with our shareholders. – We also review the annual spend on fixed pay (approximately two-thirds of the workforce receive fixed pay only). We have targeted recent increases towards our most junior and lowest-paid colleagues, areas where specialist skills are required leading to high attrition rates and those lowest in their salary range. – The Committee also approves, and reviews the implementation of, the Group-wide remuneration policy principles, and approves the bonus pool for bonus-eligible colleagues across the wider workforce. – Targets exist to help build colleagues’ capability, strengthen our culture and build a diverse workforce within an inclusive environment. These form part of the performance measures that are aligned with our strategy and affect the pay of executive directors and bonus-eligible colleagues. – An accountability review process allows us to respond where new information would change our variable pay decisions. The Committee works closely with other Board Committees to consider how to reflect progress on culture in remuneration. – The governance of culture is clearly laid out with specific Senior Management Function roles having defined accountabilities, which are taken into account in determining pay decisions for such roles. When determining the executive director remuneration policy, we consider factors including clarity, simplicity, risk, predictability, proportionality and alignment to culture – Most of the remuneration for executive directors is share-based and subject to deferral and retention requirements, creating significant alignment with our shareholders. – There is clarity for executives on how performance will be assessed and the behaviours expected of them. We provide detailed disclosure on decisions made to give our shareholders transparency. – We take risk into account at various stages of the performance assessment process, with underpins and malus and clawback provisions providing us with further tools to adjust awards, if necessary. – Variable pay cannot be awarded above the level of fixed pay. We believe that this is a restrained and proportionate approach to executive remuneration. RSP awards will be subject to a satisfactory and sustainable level of performance having been achieved, having regard to our purpose-led strategic goals. RSP awards will also be deferred over many years to encourage long-term thinking. Discretion – We can apply discretion under our share plan rules where appropriate. The Committee has in the past applied downwards discretion in determining variable pay outcomes and did so again this year in respect of the 2019 LTI awards due to vest in March 2022. – The Committee can also determine whether an individual would qualify as a good leaver on departure and, subject to meeting any regulatory requirements, decide that awards held by good leavers should vest earlier than the normal vesting date. – Discretion is only used to ensure a fair outcome. We will disclose any use of discretion. – Further discretions include the ability to: treat variable pay awards in a range of ways in the event of a change of control, but only within the terms of the share plan rules approved by shareholders; change any performance measures, targets, and adjust awards if major events occur. Scope to adjust variable pay through malus and clawback – Malus allows us to reduce the amount of any unvested variable pay awards, potentially to zero, prior to payment. Clawback allows the recovery of variable pay awards that have already vested. – The circumstances in which NatWest Group may apply malus or clawback include: – conduct which results in significant financial losses for NatWest Group; – an individual failing to meet appropriate standards of fitness and propriety; – an individual’s misbehaviour or material error; – NatWest Group or the individual’s business unit suffering a material failure of risk management; and – for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance. – This list is not exhaustive and further circumstances may be considered where appropriate. NatWest Group plc – Annual Report on Form 20-F 141 – We have set out scenarios of the possible rewards to executive directors under the new Policy on page 136 of this document along with the impact of a 50% share price appreciation over the performance period for RSP awards.

Annual remuneration report

Annual remuneration report

Single total figure of remuneration for executive directors for 2021 (audited)

	Alison Rose		Katie Murray	
	2021 £000	2020 £000	**2021 £000**	2020 £000
Base salary	**1,100**	1,100	**750**	750
Fixed share allowance[1]	**1,100**	674	**750**	750
Benefits[2]	**81**	81	**30**	47
Pension[3]	**110**	110	**75**	75
Total fixed remuneration	**2,391**	1,965	**1,605**	1,622
Annual bonus	**n/a**	n/a	**n/a**	n/a
Long-term incentive award[4]	**1,197**	650	**–**	–
Total variable remuneration	**1,197**	650	**–**	–
Total remuneration	**3,588**	2,615	**1,605**	1,622

(1) The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, is not subject to any performance conditions. In April 2020, Ms Rose announced she would forgo 25% of her fixed pay for the rest of the year. A reduction of £426,078 was applied to her fixed share allowance and NatWest Group made a comparable donation to the NET Coronavirus Appeal.

(2) Includes standard benefit funding at £26,250 per annum. In addition, Ms Rose received travel assistance in connection with company business (£25,314) and assistance with home security (£29,703). Ms Murray also received travel assistance (£990) and home security arrangements (£2,519) for 2021.

(3) The executive directors receive a monthly cash allowance and can choose to participate in the company's defined contribution pension arrangements.

(4) The 2021 value for Ms Rose relates to an LTI award granted in 2019, prior to becoming an executive director. The Committee assessed performance prior to vesting as set out below and on the next page. No discretion was exercised as a result of the share price changing over the performance period. Ms Murray was not eligible for an LTI award in 2019.

Vesting of 2019 LTI award (audited)

The table summarises the number of shares due to vest to Ms Rose following the pre-grant and pre-vest performance assessments and the estimated vesting value for the 2019 LTI award, shown in the single total figure of remuneration above. No dividend equivalents were paid prior to vesting.

Alison Rose 2019 LTI award	Maximum shares at grant	Reduction at pre-grant test	Shares granted	Further reduction at pre–vest test as a percentage of original maximum	Shares to vest	
	644,672	c.11.76%	568,829	5%	536,595	
	Maximum value at grant	Reduction in value from pre-grant test	Value of Shares granted	Reduction in value at pre-vest test	Reduction due to fall in share price	Vesting value[1]
	£1,700,000	£200,000	£1,500,000	£85,000	£218,000	£1,197,000

(1) Share price at grant was £2.637 and the vesting value was based on share price of £2.23, the average over the three-month period from October to December 2021.

NatWest Group plc – Annual Report on Form 20-F 142

2019 LTI award – Pre-vest performance assessment framework

LTI awards were made in early 2019 following an assessment of performance over the 2018 financial year. Before vesting, the Committee carries out a further review to consider whether anything has come to light which might call the original award into question. Internal control functions and PwC, as independent advisers, the Group Board Risk Committee (BRC) and the Group Sustainable Banking Committee (SBC) support the Committee in this assessment, with the outcome set out below.

Looking back to performance for 2018 and 'knowing what we know now', has NatWest Group

Core questions

1. Remained safe and secure, taking into account financial results and the capital position?		2. Been a good bank for customers taking into account customer and advocacy performance?	3. Operated in an environment in which risk is seen as part of the way we work and think?	4. Operated in a way that reflects its stated values?	
Evidenced by					
Has NatWest Group breached a minimum capital ratio over the period?	Has there been a material fall in the NatWest Group share price over the period?	Has Net Promoter Score (NPS) fallen across the business?	Have there been indicators of a material deterioration in the risk culture or profile, taking into account annual assessments by the Risk function and the BRC?	Has the Financial Services Culture Board (FSCB)[1] survey position fallen materially?	Have colleague engagement scores fallen materially?
Analysis					
NO NatWest Group has remained well capitalised since 2018.	**NO** The share price has risen by 4% since the end of 2018.	**NO** for six segments. **YES** for one of the five targeted customer brands.	**NO** No material deterioration in risk culture or profile since 2018.	**NO** Scores improved consistently since 2018.	**NO** Engagement Index has increased since 2018.

Potential underperformance?

YES	NO
Where the answer is 'Yes', three further questions are considered: 1. Is the underperformance due to factors within management's reasonable control in the circumstances? 2. Can the underperformance be linked back to the performance year to which the award relates, rather than to performance developments since? 3. Is it appropriate to reflect the underperformance in the current pre-vest test (i.e. if the underperformance has not been adequately reflected in other ways such as subsequent pre-grant tests for awards granted in the interim)? If the answer to each of these questions is "Yes", the Committee may decide that a further adjustment prior to vesting is appropriate, and it has the discretion to decide the amount.	Achievement of 'threshold level of sustainable performance' has been evidenced. No adjustment proposed, subject to the underpins below.

Further analysis

The areas of customer and risk were investigated with a specific focus on Financial Crime (FC) remediation.

- Supported by external opinion, we concluded that while NPS had declined within Ulster Bank ROI over the period, it was not considered to be due to factors which related to the 2018 award year or were within management's reasonable control.
- Although on risk there had been no material deterioration in risk culture or profile over the period, it was felt appropriate that the management performance relating to FC remediation should be assessed using the Risk & Control underpin.

(1) FSCB was formerly the Banking Standards Board. NatWest Group will cease to take part in the FSCB survey from 2022. Going forwards the LTI pre vest test culture assessment will be assessed using Our View; NatWest Group's internal colleague opinion survey.

NatWest Group plc – Annual Report on Form 20-F 143

Annual remuneration report continued

Risk & Control and Stakeholder Perception underpins

We use the underpins to give us scope to consider significant risk, stakeholder or reputational matters not already captured in the performance assessment, taking into account advice from the BRC and the SBC. We can use the underpins to consider events arising during the period between grant and the end of year three. Having reviewed the facts relating to management performance with regard to FC remediation, and recognising its significance, BRC agreed it would be appropriate for the Committee to consider an adjustment to 2019 LTI vest levels.

BRC assessment and recommendation to invoke the Risk & Control underpin

Following a detailed investigation by management, the BRC concluded that, while management had taken significant action to drive delivery of the FC remediation programme, there had not been a full appreciation of the scale, complexity and interdependencies of the programme at the time of the 2019 LTI grant which had resulted in technology and programme delays. This had led to target dates being pushed out for critical deliverables to return within risk appetite, with such delays not being fully reflected at grant or in subsequent grants. Following the steps above, the BRC recommended that the Committee consider applying the Risk & Control underpin for the 2019 LTI awards.

Assessment by the Committee and final outcome (audited)

After considering the Risk & Control underpin and the organisational significance of the FC remediation programme alongside the Group's other priorities and performance in 2018, the Committee agreed that the awards of three individuals holding 2019 LTI awards would be adjusted. Ross McEwan was viewed as having supervisory responsibility for the delivery of the FC remediation programme and Alison Rose was considered to have had joint primary responsibility for the delivery of the programme, during 2018. The third individual, who is not currently an executive director and has not held such a role in the past, was also considered to have joint primary responsibility for the programme in 2018. The Committee considered at length the differing level of involvement of and responsibilities held by the three individuals, to ensure that fair and proportionate adjustments were made.

Mr McEwan received an LTI award of 625,712 shares out of a maximum of 663,633 shares in 2019 after the application of the pre-grant performance assessment. Under the pre-vest assessment above, a further reduction of 5% of the maximum award was applied using the Risk & Control underpin, resulting in a balance of 592,530 shares. Ms Rose received a 2019 LTI award of 568,829 shares following the pre-grant test, representing a 11.76% reduction from the maximum possible award. The Committee and the Board agreed that a further reduction of 5% of Ms Rose's 2019 LTI maximum award level would be appropriate using the Risk & Control underpin, resulting in a balance of 536,595 shares. Applying a consistent reduction for Mr McEwan and Ms Rose was considered to be appropriate as whilst Mr McEwan was not primarily responsible for the delivery of the programme, he continued to play a significant role as Group CEO and was expected to provide clear line manager direction and oversight given the importance of the FC remediation programme. These pre-vest reductions to the 2019 LTI awards of Mr McEwan and Ms Rose resulted in a total reduction, based on their respective maximum 2019 LTI awards, of 11% for Mr McEwan and 17% for Ms Rose. Further details on Mr McEwan's arrangements can be found in the payments to past directors' section.

Scheme interests – LTI awards granted during 2021 (audited)

	Grant date	Face value	Award price	Shares awarded[1]	Vesting levels	Performance requirements
Alison Rose	–	–	–	–		
Katie Murray	8 March 2021	£682,000	£1.6746	407,262	Between 0% – 100% with no set minimum vesting	The award was subject to a pre-grant assessment of performance over 2020. A further assessment will take place following the end of the 2023 financial year to check that nothing has come to light that would change the original decision. This assessment will operate in a similar way to the framework for the 2019 LTI award pre-vest assessment, as set out above.

(1) An indicative PY 2020 award of £899k was approved in principle for Ms Rose. However, as Ms Rose confirmed in April 2020 that she did not wish to be considered for a 2021 LTI award, due to the impact of COVID-19, she declined this award. The conditional share award granted to Ms Murray equates to c.91% of base salary. The number of shares was calculated taking into account performance and the maximum potential award for Ms Murray. The award price was based on the average share price over five business days prior to grant. Subject to the pre-vest assessment, these awards will vest in equal amounts between years 2024 and 2028. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

Pre-grant assessment of performance in 2021 (for LTI awards to be granted in 2022)

For each of the core performance areas, the Committee considers whether the executive directors have achieved what would reasonably have been expected of them over the performance year prior to grant. We use a robust process to review performance against pre-set goals relevant to NatWest Group's strategic aims for that year, but apply our judgment without a formulaic range for vesting or mechanistic weightings. Risk & Control and Stakeholder Perception underpins also apply, under which we can consider if there are any other factors that would lead to a downwards adjustment. The CFO's performance was assessed in line with the framework set out below and also with reference to the performance of the Finance function.

A further performance assessment will take place in early 2025 before any vesting takes place. This will operate in a similar way to the pre-vest framework in place for the 2019 LTI awards, as described in detail on page 143 of this document. It will consider whether anything has come to light that would indicate the assessment below did not represent a correct view of performance at that time.

NatWest Group plc – Annual Report on Form 20-F 144

Core strategic areas	Measures and targets to assess pre-grant performance	Performance against targets for 2021	Ratings
Scorecard Financial & Business Delivery **Purpose alignment** Has a purpose which delivers long-term sustainable performance	**Run a safe and secure bank** Achieve cost reduction target by reducing other expenses, excluding operating lease depreciation, by around 4% in comparison to 2020. **Priority** Achieve CET1 ratio targets for NatWest Group of 15.3% and NWH Group of 14.5%, with appropriate repatriation of capital to NatWest Group. **Priority** Above market rate net lending growth across the retail and commercial businesses, excluding UK Government financial support schemes. Increase focus on climate lending. **Priority** Achieve RoTE target of 0.8% for NatWest Group. Progress towards execution of the NatWest Markets strategic review by achieving the majority of the remaining RWA reduction towards our medium-term target of £20 billion by the end of 2021. **Priority**	NatWest Group cost savings were £256 million or 4.0% meaning the target has been met. NatWest Group CET1 was 18.2% at year end and exceeded the target. In the year, NatWest Group made significant shareholder distributions. NWH Group CET1 was 15.9% with appropriate capital repatriation to NatWest Group, which also exceeded the target. Across the UK and RBSI retail and commercial businesses, and excluding UK Government support schemes, net lending increased by 2.6%. Mortgage growth exceeded the market, however commercial lending was behind market as we have sought to reduce certain exposures, through targeted sector reductions and capital actions, whilst continuing to focus on supporting customers through sustainable lending. Significant outperformance on RoTE which was 9.4% for the year, benefiting from a significant impairment release. NatWest Markets did not achieve its 2021 RWA reduction target.	Partially met
Scorecard Risk & Control **Purpose alignment** Has a purpose which delivers long-term sustainable performance	**Maintain a robust control environment** NatWest Group and NWH Group to achieve a control environment rating of '2', with evidence to support progress against regulatory responsibilities and priorities. Compliance with minimum controls under ring-fencing rules. **Priority**	The control environment rating across NatWest Group and NWH Group remained a '3', meaning the target was not met. NatWest Group is materially compliant with ring-fencing requirements. Internal arrangements including frameworks, processes and controls have been developed to facilitate demonstration of compliance with the ring-fencing regime	Not met
	Material progress towards our desired risk culture NatWest Group and NWH Group to each achieve a '2' systematic risk culture rating as a minimum, with key Enterprise Wide Risk Management Framework (EWRMF) milestones delivered and decisions made through application of a 'purpose' lens. **Priority**	NWH Group risk culture has improved to systematic. However at NatWest Group level, risk culture is still assessed as being proactive and as such the target has not been met. Group key risk policies and key components of the non-financial risk framework were delivered for implementation on 1 January 2022 meaning the EWRMF element of the risk culture measure was achieved in line with target.	Partially met
Scorecard Customer & Stakeholder **Purpose alignment** Honest and fair with customers and suppliers A good citizen	**Meaningful increase in customer advocacy** Achievement of targets across the top four customer journeys prioritised for 2021. Aiming for Net Promoter Score (NPS) improvement of: – Six points for NatWest Account Opening or be fourth or better; – Two points for NatWest Commercial Lending; – Two points for NatWest Day-to-Day Business Servicing. Maintain NPS for NatWest Mortgages or be second or better.	As at Q3 2021, customer NPS performance was positive with targets met for two out of four customer NPS journeys. NatWest Account Opening NPS exceeded target by six points, up 12 points year on year and ranking third. NatWest Lending NPS missed target by one point. NatWest Day-to-Day Business Servicing has exceeded its target by five points. NatWest Mortgages NPS missed its target as a result of dropping one point and dropping one place to third.	Partially met

NatWest Group plc – Annual Report on Form 20-F 145

Annual remuneration report continued

Core strategic areas	Measures and targets to assess pre-grant performance	Performance against targets for 2021	Ratings
	Increase the likelihood that customers will recommend our brands Achievement of NPS targets for our core customer facing businesses. **Priority** Aiming for NPS improvement of: - One point for NatWest Retail Main Bank or be fifth or better; - Four points for NatWest Business Banking and be third or better; and - Five points for Mid-Markets NPS or be first by five points.	As at Q3 2021, customer NPS performance has been positive with targets met or exceeded for two out of the three core customer facing businesses. NatWest Retail main bank NPS exceeded its target by five points, up six points year on year. NatWest is now ranked third compared to equal seventh a year ago. NatWest Business Banking NPS missed its target by two points and continues to be ranked third. After a strong start to the year, NPS flattened following NatWest Group asking customers to pay back their loans (in line with approach advised by the Government), which contributed to a change in sentiment. NatWest Business Mid-Markets NPS increased by four points but met target by regaining first position and its lead over the next best competitor.	Partially met
	Improve the financial capability of our customers, colleagues and communities Aiming to help an additional 500,000 customers to start saving at least £100. **Priority** NatWest Group to reach 3.2 million individuals through agreed financial capability interactions.	We have supported an additional 471,000 customers to start saving at least £100. We have reached 6.1 million individuals through financial capability interactions.	Partially met
	Remove barriers to UK enterprise growth Support removal of barriers to UK enterprise growth through networking and funding interventions. Support 35,000 businesses through enterprise programmes with 200,000 customer interactions to help them start, run and grow a business. **Priority** Support to be distributed: - 75% to UK regions outside London and the South East; - 60% to females; - 20% to Black, Asian and Minority Ethnic individuals; and - 10% to people intending to create purpose-led businesses.	NatWest Group supported c.54,500 businesses through enterprise programmes with c.200,000[1] customer interactions focused on supporting businesses to start, run and grow. Support was distributed: - 79% to UK regions outside London and the South East; - 60% to females; - 26% to Black, Asian and Minority Ethnic individuals; and - 52% to people intending to create purpose-led businesses.	Met
A guardian for future generations	**To be a leading bank in helping to address the climate challenge** Progress towards Climate Positive own operations by 2025. Reduce carbon emissions from our direct operational footprint by 25% of NatWest Group's 2019 baseline position. Providing £8 billion of funding and financing for climate and sustainable finance in 2021. Complete footprint estimate of 2019 total financed emissions. Develop estimates aligned with the 2015 Paris Agreement for a further four sectors. **Priority**	Progress has continued to be made against the carbon emissions target, with NatWest Group exceeding the target with a 46% reduction in emissions in 2021. Funding and financing for climate and sustainable finance totalled £17.5 billion, meaning the target has been exceeded. NatWest Group has completed its footprint estimate of 2019 total financed emissions. We developed 2019 financed emissions estimates for a further eight sectors, meaning the target has been exceeded.	Exceeded

(1) Represents approximate number of interactions delivered by enterprise programmes during 2021 which is based upon data provided by third parties delivering these interactions without further independent verification by NatWest Group.

NatWest Group plc – Annual Report on Form 20-F 146

Core strategic areas	Measures and targets to assess pre-grant performance	Performance against targets for 2021	Ratings
Scorecard People & Culture **Purpose alignment** A responsible and responsive employer	**Build the capability of our colleagues to realise their potential.** Achieving the capability targets as measured through the 'Our View' colleague survey, NatWest Group to be 15 points above and NWH Group to be 16 points above the Global Financial Services Norm.	NatWest Group and NWH Group building capability scores both missed the target by one point.	Not met
	Build up and strengthen a healthy culture. Achieving the culture targets as measured through the Our View colleague survey. NatWest Group to be seven points above and NWH Group to be eight points above the FSCB. **Priority**	NatWest Group and NWH Group culture scores both exceeded the target by two points.	Exceeded
	Embed our shared purpose across the business and brands Achieving the shared purpose target as measured through the 'Our View' colleague survey. NatWest Group and NWH Group to be six points above the FSCB. **Priority**	NatWest Group and NWH Group shared purpose scores exceeded the target by three points and four points respectively.	Exceeded
	A diverse workforce and inclusive environment To increase the percentage of females in the top three layers of NatWest Group from 39% to 40% on aggregate. To increase the percentage of Black, Asian and Minority Ethnic UK employees in the top four layers of NatWest Group from 10% to 11% on aggregate. Achieving the inclusion target as measured through the 'Our View' colleague survey. NatWest Group and NWH Group to be 13 points above the Global Financial Services Norm.	The percentage of females in top three layers of NatWest Group, in aggregate, increased from 39% to 40% as at Q3 2021, meaning the target has been met. The percentage of Black, Asian and Minority Ethnic UK employees in the top four layers of NatWest Group, in aggregate, increased from 10% to 11% as at Q3 2021, meaning the target has been met. The NatWest Group and NWH Group inclusion index scores both exceeded target by one point.	Met

Outcome of the pre-grant assessment for LTI awards to be granted in 2022 (audited)

In assessing performance against the above framework, the Committee also received advice from the BRC and the SBC in making its final assessment. As part of its 'performance in the round' judgment, the Committee noted that targets had been met or exceeded for five of the areas above, while five were partially met and two were missed, albeit narrowly in both cases. The highlighted priority measures were a key focus for the Committee as it applied its judgment to assess performance for the year.

Alison Rose (audited)

Turning to individual performance, Ms Rose was considered to have had a strong year. NatWest Group's underlying financial performance was viewed as strong, which had resulted in significant shareholder distributions across 2021. Progress had been made against NatWest Group's Enterprise and Climate goals and NatWest Group's contribution to COP26 was considered to have been strong. People scores remained strong, despite a marginal 'miss' on building capability, and Customer scores were improved in most areas. NatWest Group continued to be behind target on its Risk performance, although progress had been made in some areas. Taking into account performance against the core goals as set out above, the Committee agreed an LTI award level of £1,598,000 would be appropriate, which represents 145% of salary and 83% of the maximum LTI award. In order to ensure parity of treatment with the wider workforce, the LTI outcome reflected an adjustment to mirror the downward adjustment to the 2021 bonus pool for the fine imposed by the FCA on NatWest Bank Plc for breaches of the Money Laundering Regulations 2007 and ongoing FC remediation considerations.

NatWest Group plc – Annual Report on Form 20-F 147

Annual remuneration report continued

Katie Murray (audited)

Ms Murray's performance was also considered to be strong in 2021, with highlights including her proactive engagement with investors, the refresh of NatWest Group's Annual Report on Form 20-F process and reporting frameworks and on scenario modelling, with improvements having been delivered in forecasting capabilities. Ms Murray had shown excellent leadership on the cost and investment agenda and had made progress on the Finance transformation agenda. In light of performance achieved, the Committee agreed that an LTI award of £1,057,500 would be appropriate, which represents 141% of salary and 71% of the maximum award available. In line with the approach taken for Ms Rose, the LTI outcome reflected an adjustment to mirror the downward adjustment to the 2021 bonus pool for the fine imposed on NatWest Bank Plc for breaches of the Money Laundering Regulations 2007 and ongoing FC remediation considerations.

	Maximum award	Reduction for pre- grant performance	LTI award to be made in 2022	Award level agreed by Committee (% of maximum)
Alison Rose	£1,925,000	£327,000	£1,598,000	83%
Katie Murray	£1,500,000	£442,500	£1,057,500	71%

Remuneration for the Chairman and non-executive directors

A change was made to the level of fees for the Group Performance and Remuneration Committee, with the Committee Chairman receiving an increase from £60,000 to £68,000 per annum and members receiving an increase from £30,000 to £34,000 per annum with effect from 1 July 2021. Committee fees had not changed since 2014 and the review took place after considering the time commitment against the other NatWest Group Board Committees and market practice. The number of meetings remained consistently high and was not expected to change due to the heavily-regulated nature of remuneration at large banks. The annual engagement with our stakeholders on remuneration also required a significant amount of work, particularly for the Committee Chairman. After reflecting on current and expected future time commitment, it was agreed to bring the rates in line with those currently paid for the BRC and the Group Audit Committee. No directors are involved in decisions regarding their own remuneration.

The temporary increase in the fees for the Chairman of the CAP, to reflect additional engagement with the workforce due to COVID-19, came to an end on 1 April 2021 with fees reverting from £30,000 to £15,000 per annum. For NatWest Group plc Board directors who also serve on the Boards and Committees of NatWest Holdings Limited, National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Limited, the fees below reflect membership of all five boards and their respective Board Committees. Directors may also receive fees for membership of other subsidiary company Boards and Committees, the value of which is included below. No variable pay is provided to the Chairman and non-executive directors.

Total remuneration for the Chairman and non-executive directors in 2021 (audited)

	Fees		Benefits[1]		Total	
Chairman (composite fee)	2021 £000	2020 £000	2021 £000	2020 £000	2021 £000	2020 £000
Howard Davies	750	750	13	12	763	762

Non-executive directors

	Board £000	N&G £000	GAC £000	BRC £000	RemCo £000	SBC £000	TIC £000	SID £000	CAP £000	Other £000	Fees 2021 £000	Fees 2020 £000	Benefits[2] 2021 £000	Benefits[2] 2020 £000	Total 2021 £000	Total 2020 £000
Frank Dangeard[3]										262	262	260	1	1	263	261
Patrick Flynn	80	15	68	34			30				227	227	1	3	228	230
Morten Friis	80	15	34	68							197	168	22	7	219	175
Robert Gillespie	80	15	34	34	64						227	221	2	3	229	224
Yasmin Jetha	80					30	60				170	128	1	–	171	128
Mike Rogers	80				32	60					172	170	–	2	172	172
Mark Seligman	80	15	34		32			30			191	189	1	1	192	190
Lena Wilson	80			34	32	30			19		195	180	5	4	200	184

(1) The benefits column for Howard Davies, Chairman, includes private medical cover, life cover and expenses in connection with attendance at Board meetings. In April 2020, the Chairman announced he would donate 25% of his fees for the rest of 2020 to the NET Coronavirus Appeal.

(2) Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings.

(3) Under the 'Other' column, Frank Dangeard received a composite fee as Chairman of the NatWest Markets Plc (NWM Plc) Board.

Key to table:

N&G	Group Nominations and Governance Committee	SBC	Group Sustainable Banking Committee
GAC	Group Audit Committee	TIC	Technology and Innovation Committee
BRC	Group Board Risk Committee	SID	Senior Independent Director
RemCo	Group Performance and Remuneration Committee	CAP	Colleague Advisory Panel

NatWest Group plc – Annual Report on Form 20-F

148

Payments for loss of office and payments to past directors (audited)

There were no payments for loss of office made to directors in 2021. Ross McEwan stepped down from the Board as CEO in October 2019. Mr McEwan qualified for good leaver treatment meaning his outstanding LTI awards continue to vest on their scheduled vesting dates and pro-rating does not apply. All awards remain subject to a performance assessment prior to vesting and the potential application of malus and clawback provisions.

As set out earlier in this report, Mr McEwan received an LTI award of 625,712 shares in 2019 which was reduced to 592,530 shares following the application of the pre-vest assessment and Risk and Control underpin. The remaining shares are due to vest between 2022 and 2026, subject to good leaver criteria continuing to be met. The value of the shares is £1,321,342 based on the average share price over October to December 2021. A further disclosure will be made in next year's report following the pre-vest assessment of the final LTI award granted to Mr McEwan in 2020. In addition, Mr McEwan received assistance with his UK tax return for his final year of employment with NatWest Group and a payment was made in relation to taxes incurred as a result of a business trip to California while in employment, with payments totalling £10,700. There are no other payments to past directors to disclose for 2021.

Implementation of remuneration policy in 2022

Pay arrangements

Both executive directors will receive LTI awards in March 2022 in respect of the 2021 performance year. You can find details of these awards on page 148 of this document. Under the existing Policy, a salary increase of 2% has been agreed for executive directors from 1 April 2022, which is below the expected average salary increase for the wider global workforce of 3.6%. Subject to the new Policy being approved by shareholders at the 2022 AGM, the revised annual pay arrangements that will apply from the date of the AGM for the 2022 performance year are set out below.

	Salary (1 Jan 2022)	Salary (1 April 2022)	Standard benefits[1]	Pension	Fixed share allowance[2]	Maximum bonus award for 2022[3]	Maximum RSP award for 2022[4]
Alison Rose	£1,100,000	£1,122,000	£26,250	10% of salary	100% of salary	85% of salary	125% of salary
Katie Murray	£750,000	£765,000	£26,250	10% of salary	100% of salary	85% of salary	125% of salary

(1) Amounts shown relates to standard benefit funding. Executive directors are also entitled to travel assistance and security arrangements in line with the policy. We will disclose the value of benefits received each year.

(2) Fixed share allowance is payable broadly in arrears, currently in four instalments per year. The first payment for January to March 2022 will be made under the existing Policy, with the shares released in equal amounts over a three-year period. The remaining instalments for 2022 will be made under the new Policy, with shares released in equal amounts over a five-year period.

(3) The maximum bonus award under the Policy is set at 100% of base salary, however, in the first year of implementation this will be limited to 85% of base salary as part of a phased increase. The calculation of award maximum is based on salary earned over the year. As the salary increase is effective from 1 April, three months of the year will be based on existing salary with nine months based on the post April salary. The annual bonus award is expected to vest at 50% where target performance is achieved across the scorecard.

(4) The maximum RSP award under the Policy will be set at 150% of base salary, however, in the first year of implementation this will be limited to 125% of base salary as part of a phased increase. As per above, the calculation of maximum is based on salary earned over the year. The RSP award is normally expected to vest in full, subject to underpin criteria that will ensure there is no payment for failure.

Annual bonus and RSP

Subject to being approved by shareholders at the 2022 AGM, the Policy on pages 127 to 131 of this document will apply to the executive directors from 2022. The Committee intends to implement the new Policy as follows.

Annual bonus

The 2022 bonus scorecard will be based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our purpose-led strategy. For 2022, these will be apportioned as follows:

- Financial performance measures will represent 60% of the overall scorecard. Target ranges have been set in line with the budget. A qualitative overlay will be applied to consider actual performance and how the outcome has been achieved. Any M&A activity and performance versus the market will be considered in the final assessment;
- Non-financial measures will be focused across Climate, Customer, Purpose, Culture and People, Enterprise and Capability. For 2022, these areas will represent an aggregate of 35% of the scorecard;
- Personal measures will represent 5% of the overall scorecard and the performance of each executive director will be based on a discretionary assessment at year end; and
- A downward Risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero, as required. This will be based on an assessment of:
  - Annual risk performance assessment of Franchises/Functions/Legal Entities;
  - Annual assessment of individual performance against executive director risk and control goals; and
  - Qualitative behavioural observations from the Group Chief Risk Officer.

In the first year of implementation the annual bonus will be granted at a maximum value of 85% of base salary.

NatWest Group plc – Annual Report on Form 20-F 149

Annual remuneration report continued

Annual bonus performance assessment under the new Policy for 2022

Threshold and maximum targets will be disclosed retrospectively at the end of the performance period in the 2022 Directors' Remuneration Report, alongside the actual level of performance achieved and associated narrative. No award will be made if threshold performance, as determined by the Committee, is not achieved.

The level of the award to be paid will vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum opportunity.

All assessments of performance are subject to the Committee's judgment to determine the appropriate outcome. Discretion will only be used by the Committee when the application of the formulaic performance outcome drives an unrepresentative outcome or when it is necessary to take into account strategic, economic or societal impacts that were not or could not have been accounted for at the point of agreeing the bonus scorecard.

Annual bonus performance measure and targets for 2022

Category	Performance measures		Target	Weighting %
			Financial	
Financial (60%)	Go-forward group[1] ROTE.		Targets set and the extent of their achievement will be disclosed in the 2022 Annual Report as the Committee considers them to be commercially sensitive at this point in time.	30%
	Underlying income growth of the Go-forward group.		Income excluding notable items to exceed £11.0 billion in the Go-forward group.	10%
	Go-forward group operating expenses, excluding litigation and conduct costs.		Around 3% cost reduction.	10%
	Progress to medium-term capital target.		CET1 ratio of around 14% post distributions.	10%
			Non-Financial	
Strategic (35%)	Climate	Progress towards halving emissions for own direct operations by 2025. Funding and financing committed to climate and sustainable finance. Develop climate transition plan for publication.	Maintain 40% reduction in carbon emissions from our direct operational footprint against 2019 baseline. £17.5 billion of funding and financing for climate and sustainable finance in 2022. Development of NWG climate transition plan for publication with the 2022 annual results.	10%
	Customer	Achieving Net Promoter Score (NPS) targets on an aggregated basis for NatWest Group.	NPS improvement of: – One point for NatWest Retail Banking or be 2nd or better – Two points for NatWest Premier Banking – One point for Coutts – One point for NatWest Business Banking and be 3rd or better – Two points for RBSI Maintain NPS for NatWest Commercial & Corporate Banking and maintain 1st position. Achieve a Customer Touchpoint Rating of 70 for NatWest Markets[2].	10%
	Purpose, Culture and People	Progress against purpose targets. Progress against culture targets. Number of females in senior roles. Black, Asian and Minority Ethnic representation.	Maintain current purpose score of 90. Maintain current culture score of 83. Progression towards the achievement of our externally published long-term target (2030) for gender of 50%. Increase percentage of females in top three layers of the organisation to 41%. Progression towards the achievement of our externally published medium-term target (2025) for ethnicity of 15%. Increase percentage of Black, Asian and Minority Ethnic colleagues in top four layers of the organisation to 12%.	10%

NatWest Group plc – Annual Report on Form 20-F 150

	Enterprise & Capability	Support a Springboard to Sustainable Recovery and prioritise support for harder to reach groups. Encourage youth participation in enterprise. Increase number of customers to save at least £100. Number of financial capability interactions which require active engagement, give knowledge or skills or change behaviour.	Support 35,000 businesses through enterprise programmes with 250,000 customer interactions to start, run and grow a business. Support being distributed as follows: – 75% support to UK regions outside London & South East; – 60% support to females; – 20% support to Black, Asian and Minority Ethnic individuals; – 20% to people intending to create purpose-led businesses. 30,000 young adults engaged in enterprise and entrepreneurship activity. Help an additional 530,000 customers to start saving. Reach 4 million people through financial capability interactions.	5%
Personal (5%)	Discretionary assessment at year end for both executive directors.		CEO performance is based on recommendation from Chairman taking into account additional individual performance factors. CFO performance is based on recommendation from CEO taking into account individual performance goals and the performance of the Finance function.	5%
Risk (0-100%)	Risk performance assessment based on Group, NatWest Holdings, Functional (CFO only) and individual risk performance.		Discretionary downwards modifier.	0 -100%

(1) Go-forward group excludes Ulster Bank RoI.
(2) As NPS is not available for the NatWest Markets business, an internal Customer Touchpoint Rating is applied to assess NatWest Markets' customer performance.

RSP performance assessment under the new Policy for 2022

The new tests are simpler than those currently operated under the existing LTI-only construct. The RSP is bolstered by the annual bonus, which ensures that executive directors are also incentivised to deliver on the key strategic priorities of NatWest Group, with robust weighted performance measures as set out on the previous page. After the pre-grant test and underpin, the RSP would be expected to pay out at 100% in the vast majority of cases to deliver the expected value under the construct. In the first year of implementation, the RSP will be granted at a maximum value of 125% of base salary. This will rise to 150% of base salary in the second year of the new Policy.

Pre-grant test

The first RSP award will be granted in early 2023. Executive directors will be granted an RSP award provided the Committee considers performance over 2022 has been satisfactory, based on an assessment against our performance management framework.

Pre-vest underpin

RSP awards will not be subject to further performance conditions. However, before vesting, the Committee will review the outcomes of the business against the following underpin criteria.

A sustainable level of performance over the period will be considered with reference to:

1. the level of capital held relative to the maximum distributable amount;
2. total distributions paid relative to our distribution policy; and
3. any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event.

The Committee will make an assessment at the end of the three-year performance period to determine whether sustainable performance has been achieved. The Committee will refer to the above underpin criteria in determining whether this has been the case. Following the Committee's assessment, RSP awards may vest in full, in part or lapse in their entirety. The Committee will also retain the right to consider other factors and apply discretion before making a decision on the final vesting outcome. This will mitigate any potential unintended outcomes that might arise and ensure that there is a fair outcome. The Committee will explain its reasons for applying discretion in either direction, or for not doing so. The Committee reserves the right to change the underpin criteria when granting new RSP awards over the Policy period.

NatWest Group plc – Annual Report on Form 20-F 151

Annual remuneration report continued

Structure and timing of payments under the new Policy for 2022


210% of base salary
(maximum variable pay for 2022)
85% of base salary
125% of base salary
100%
10%
100%
Annual bonus perf. assessment period
RSP pre-grant perf. period
Share vesting
Cash vesting
Grant
Share release
Given 60% of variable is in the RSP, there would normally be no deferral requirements for the bonus
Underpin assessment
20%
Total
Year 2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Base salary
Pension
FSA
RSP
Post-vesting retention period
Bonus

Chairman and non-executive directors' annual fees for 2022

Following a review of fees paid during 2021, the only change is to increase the fees for the Senior Independent Director role. The rate will increase from £30,000 per annum to £34,000 per annum. This is closer to the fees paid for the equivalent role at peer banks and also aligns with the rates currently being paid to members of the Group Board Risk Committee, the Group Audit Committee and the Group Performance and Remuneration Committee. The change will apply from 1 January 2022 and is within the limits allowed under the existing remuneration policy.

Fees for NatWest Group plc Board[1]	Rates from 1 January 2022
Chairman (composite fee)	£750,000
Non-executive director basic fee	£80,000
Senior Independent Director	£34,000

Fees for NatWest Group plc Board Committees[1]	Member	Chairman
Group Board Risk Committee	£34,000	£68,000
Group Audit Committee	£34,000	£68,000
Group Performance and Remuneration Committee	£34,000	£68,000
Group Sustainable Banking Committee	£30,000	£60,000
Technology and Innovation Committee	£30,000	£60,000
Group Nominations and Governance Committee	£15,000	–

Other fees for NatWest Group plc Board directors	
Chairman of NatWest Markets Plc (composite fee to cover all boards and committees)	£264,000
Chairman of the Colleague Advisory Panel	£15,000

(1) No additional fees are payable where the director is also a member of the boards and respective board committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc. Where appropriate, directors receive additional fees for membership of other subsidiary company boards and committees including NatWest Markets Plc. We will disclose the value of fees received in this report each year.

NatWest Group plc – Annual Report on Form 20-F 152

Other external directorships

The Board must approve any additional appointments undertaken by directors outside NatWest Group. Steps are in place to make sure that directors comply with regulatory limits on the number of directorships held. The Board also considers whether it is appropriate for executive directors to retain any remuneration from any new external roles, depending on the appointment. You can find details of current external appointments in the biographies section of the Corporate Governance report.

Annual change in directors' pay compared to average change in employee pay

Remuneration for employees is based on salary, benefits and annual bonus. The CEO and CFO receive fixed share allowances and are eligible for LTI awards rather than an annual bonus. The Chairman and non-executive directors receive fees rather than salary and do not receive any variable pay. We regularly review membership of Board Committees and changes in membership will impact the level of fees paid to non-executive directors from one year to the next. The benefits figures for non-executive directors can also change significantly year on year depending on the amount of travel undertaken in connection with Board meetings.

	2020 to 2021			2019 to 2020		
Annual percentage change	Salary	Benefits(1)	Annual Bonus	Salary	Benefits(1)	Annual Bonus
UK employees(2)	2.02%	4.68%	35.24%	2.86%	1.70%	-32.4%
Executive directors						
Alison Rose(3)	0%	0%	n/a	–	–	n/a
Katie Murray	0%	0%	n/a	0%	0%	n/a
Chairman and non-executive directors	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus
Howard Davies	0%	8%	n/a	0%	9%	n/a
Frank Dangeard	1%	0%	n/a	0%	-75%	n/a
Patrick Flynn	0%	-67%	n/a	2%	-70%	n/a
Morten Friis	17%	214%	n/a	14%	-80%	n/a
Robert Gillespie	3%	-33%	n/a	-3%	-84%	n/a
Yasmin Jetha(4)	33%	100%	n/a	–	–	n/a
Mike Rogers	1%	-100%	n/a	0%	-83%	n/a
Mark Seligman	1%	0%	n/a	-4%	-88%	n/a
Lena Wilson	8%	25%	n/a	16%	-64%	n/a

(1) Standard benefit funding for executive directors has remained unchanged. The figures above excludes any other benefits to executive directors such as travel assistance in connection with company business, the value of which is disclosed each year in the total remuneration table.

(2) NatWest Group plc is a holding company and is not an employing entity. Therefore the disclosure above is made on a voluntary basis to compare any change in directors' pay with all employees based in the UK. The data above is based on full-year average salary costs of UK based employees of NatWest Group, excluding the CEO and the CFO. This is considered to be the most representative comparator group, as it covers the majority of employees and the CEO and CFO are based in the UK.

(3) Alison Rose, CEO, was appointed on 1 November 2019 and therefore the annual change comparison to 2020 is not relevant. No change has been made to Ms Rose's salary over the last two years.

(4) Yasmin Jetha re-joined the Board on 1 April 2020, so there is no comparison for the 2019 to 2020 annual change.

NatWest Group plc – Annual Report on Form 20-F 153

Annual remuneration report continued

CEO to employee pay ratios

The ratios compare the total pay of the CEO against the pay of three UK employees, whose earnings represent the lower, median and upper quartiles of the UK employee population. A significant proportion of the CEO's pay is delivered in LTI awards. As these are linked to performance and share price movements, this part of the ratio can fluctuate significantly from one year to the next. None of the three employees identified this year received LTI awards. Information based on salary only is included as a further comparison.

The pay ratios reflect the diverse range of roles and pay levels across NatWest Group as a large financial services company. The median employee for 2021 works in Services and the median pay ratio is consistent with the pay, reward and progression policies for UK employees taken as a whole. We are committed to paying each individual a fair rate for the role performed, using consistent reward policies and offering opportunities for progression. We set out further information on our fair pay approach earlier in this report and in the supporting ESG Supplement at natwestgroup.com. The change in the median pay ratio since 2018 is largely driven by the more volatile nature of pay for the CEO. In April 2020, the CEO decided to forgo 25% of her fixed pay for the rest of the year which also contributed to the ratio falling in 2020 before returning to more typical levels in 2021. Based on a comparison of salary only, the trend is more stable.

			Pay ratios				Remuneration values (£000)			
Year	Methodology		P25 (LQ)	P50 (Median)	P75 (UQ)	Calculation	CEO	Y25 (LQ)	Y50 (Median)	Y75 (UQ)
2018	A	Total remuneration	143:1	97:1	56:1	Total remuneration	3,578	25	37	64
		Salary only	44:1	30:1	19:1	Salary only	1,000	23	33	51
2019	A	Total remuneration	175:1	118:1	69:1	Total remuneration	4,517	26	38	66
		Salary only	44:1	30:1	19:1	Salary only	1,017	23	34	52
2020	A	Total remuneration	99:1	66:1	39:1	Total remuneration	2,615	26	40	66
		Salary only	46:1	31:1	20:1	Salary only	1,100	24	36	54
2021	A	Total remuneration	**130:1**	**87:1**	**51:1**	Total remuneration	**3,588**	**28**	**41**	**70**
		Salary only	**44:1**	**29:1**	**20:1**	Salary only	**1,100**	**25**	**37**	**55**

Supplementary information on the pay ratio table:

(1) The data for 2021 is based on remuneration earned by Alison Rose, as set out in the single figure of remuneration table in this report.

(2) The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartiles) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees. This includes fixed pay (salary, pension funding and where relevant benefit funding and other allowances) and also any variable pay (based on the amount to be paid). For employees who work part-time, fixed pay is grossed up to the full-time equivalent.

(3) 'Option A' methodology was selected as this is considered the most statistically accurate method under the reporting regulations. UK employees receive a pension funding allowance set as a percentage of salary. Some employees, but not the CEO, continue to participate in the defined benefit pension scheme. Under this, it would be possible to recognise a higher value, which would in turn reduce the ratios. However, for simplicity and consistency with regulatory disclosures, we have included the pension funding allowance value in the calculation for all employees.

(4) The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles among the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award that would otherwise inflate their pay figure

Summary of remuneration levels for employees in 2021



- 49,171 employees earned total remuneration up to £50,000
- 12,678 employees earned total remuneration between £50,000 and £100,000
- 5,256 employees earned total remuneration between £100,000 and £250,000
- 790 employees earned total remuneration over £250,000

(1) For 2021, the disclosure of remuneration levels for employees includes anyone employed by NatWest Group during the year. This is a change of approach from previous years when we only included colleagues employed at year end.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group plc – Annual Report on Form 20-F 154

Directors’ interests in NatWest Group plc shares (audited) 0 100 200 300 400 500 600 700 Alison Rose Katie Murray 168% 316% £1.1m 49% 267% 501% 59% 442% Values as percentage of salary Shares held outright Shares awards still subject to performance Shares awards that count towards requirement Shareholding requirement Share interests held by directors Alison Rose Katie Murray Howard Davies Frank Dangeard Patrick Flynn Morten Friis(2) Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman(3) Lena Wilson Shares held(1) 2,155,298 886,232 100,000 5,000 20,000 20,000 25,000 30,000 20,000 30,000 20,000 Shareholding requirement 400% of salary 250% of salary – – – – – – – – – Position against requirement 501% of salary 316% of salary – – – – – – – – – (1) Shares owned beneficially as at 31 December 2021 or at the date of stepping down from the Board if earlier. Includes shares held by persons closely associated with the directors. As at 17 February 2022, there were no changes to the shares held as shown above. Share awards, as shown below, are also included for the purposes of the shareholding requirement once any performance assessment has been completed. All share awards are included net-of-taxes due to be paid on vesting. The position against the requirement was calculated as at 31 December 2021, at which point both executive directors exceeded the requirement based on the closing price of £2.257. (2) The share interest held is over 10,000 American Depositary Receipts representing 20,000 ordinary shares. (3) 10,000 shares are held in the name of M Seligman & Co Limited, of which Mr Seligman and Louise Seligman are shareholders. Share awards under share plans Year Awards held 1 Jan 2021 Awards granted Award price £ Awards vested Awards lapsed Awards forfeited Awards held 31 Dec 2021 Expected vesting dates Alison Rose LTI award 2016 100,780 2.26 100,780 0 LTI award 2017 223,677 2.41 55,919 167,758(1) 07.03.22 – 07.03.24 LTI award 2018 488,906 2.66 92,140 28,206 368,560(1) 07.03.22 – 07.03.25 LTI award 2019 568,829 2.64 568,829(2) 07.03.22 – 07.03.26 LTI award 2020 881,679 1.70 881,679(2) 07.03.23 – 07.03.27 2,263,871 248,839 28,206 1,986,826 Total LTI awards subject to service 536,318(1) Total LTI awards subject to performance and service 1,450,508(2) Katie Murray LTI award 2016 9,142 2.26 9,142 0 Deferred award 2017 34,171 2.41 17,087 17,084(1) 07.03.22 LTI award 2017 62,382 2.41 31,191 31,191(1) 07.03.22 Deferred award 2018 80,387 2.66 26,796 53,591(1) 07.03.22 – 07.03.23 Deferred award 2019 226,388 2.64 17,443 208,945(1) 07.03.22 – 07.03.26 LTI award 2020 646,565 1.70 646,565(2) 07.03.23 – 07.03.27 Sharesave 2020 3,200 1.12 3,200(3) 18.12.23 LTI award 2021 407,262 1.67 407,262(2) 07.03.24 – 07.03.28 1,062,235 407,262 101,659 1,367,838 Total LTI and deferred awards subject to service 310,811(1) Total LTI awards subject to performance and service 1,053,827(2) Total Sharesave options 3,200(3) (1) Performance assessment has taken place and awards remain subject to deferral and employment conditions before vesting. These awards count on a net of tax basis towards meeting the shareholding requirement. (2) Awards are subject to the LTI pre-vest performance assessment along with deferral and employment conditions before vesting. See earlier in this report for the pre-vest assessment of the 2019 LTI award. The first vesting of this award is due to take place in March 2022, which will be reflected in next year’s table together with the shares lapsed for performance. (3) Sharesave options enable colleagues to save from their salary with an option to buy shares at the end of the savings period. The award price is the price at which shares can be bought. Sharesave options are normally exercisable for a period of six months from the maturity date at an option price that is discounted by up to 20% of the market value around the time of the award. NatWest Group plc – Annual Report on Form 20-F 155 Under the existing shareholding requirements, the CEO and CFO need to build up and maintain shares to the value of 400% of salary and 250% of salary respectively. The requirements apply both during employment and for two years after leaving, in line with best practice. Procedures are in place to enforce the shareholding requirements, and you can find further details on page 137 of this report. Subject to approval of the new Policy by shareholders at the 2022 AGM, the requirements will be increased to 500% of salary for the CEO and 300% of salary for the CFO.

Annual remuneration report continued CEO pay over the same period 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Total remuneration (£000s)(1) AR 1,401 2,615 3,588 RM 393 1,878 3,492 3,702 3,487 3,578 4,066 SH 1,646 1,235 Annual bonus against maximum opportunity SH 0% 0% n/a n/a n/a n/a n/a n/a n/a n/a LTI vesting rates against maximum opportunity(2) AR 60% 82% 83% RM 73% 62% 56% 89% 41% 78% SH 0% 0% (1) CEOs are Alison Rose (AR), Ross McEwan (RM) and Stephen Hester (SH) with figures based on the single figure of remuneration for the relevant year. (2) Maximum opportunity is set according to the approved policy and, for LTI awards granted in 2015 and onwards, the regulatory cap. Relative importance of spend on pay 2021 £m 2020 £m Change Remuneration paid to all employees(1,2) 3,156 3,324 -5.05% Distributions to holders of ordinary shares(3) 693 – n/a Distributions to holders of preference shares and paid-in equity 318 381 -16.5% (3) Dividends proposed for payment during 2020 were withdrawn in line with regulatory requirements. The Board has confirmed its intention to pay a dividend of 7.5p per ordinary share in respect of financial year 2021, subject to approval by shareholders at the Annual General Meeting on 28 April 2022. Total Shareholder Return (TSR) performance The graph compares the TSR performance of NatWest Group with companies comprising the FTSE 100 Index over the last 10 years. We have selected this index because it represents a cross-section of leading UK companies. We have added the TSR for FTSE UK banks for the same period as a further comparison. Source: Datastream 250 200 150 100 50 0 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 FTSE 100 FTSE UK Banks NatWest Group Shareholder dilution and share sourcing NatWest Group can use new issue, market-purchase or treasury shares to deliver shares that are required for employee share plans. Best practice dilution limits are monitored and govern the number of shares that may be issued to satisfy share plan awards. NatWest Group plc – Annual Report on Form 20-F 156 (1) Remuneration paid to all employees represents total staff expenses as per Note 3 to the consolidated financial statements in the Annual Report on Form 20-F, exclusive of social security and other staff costs. (2) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements in the Annual Report on Form 20-F.

Statement of shareholder voting

The tables below set out the latest resolutions to approve the Directors' Remuneration Policy and the Annual remuneration report.

Directors' Remuneration Policy – 2020

Vote	Number of shares	Percentage
For	39,142,662,676	90.14%
Against	4,281,775,516	9.86%
Withheld	12,426,752	–

Annual remuneration report – 2021

Vote	Number of shares	Percentage
For	40,070,096,464	99.89%
Against	42,368,132	0.11%
Withheld	1,371,168,504	–

The Group Performance and Remuneration Committee

Membership

All members of the Committee are independent non-executive directors. In order to be considered for the role of Committee Chairman, an individual must first have served on a remuneration committee for at least 12 months. During 2021, Robert Gillespie was the Committee Chairman. Frank Dangeard, Mike Rogers, Mark Seligman and Lena Wilson were members. The Committee held eight scheduled meetings in 2021 and a further three ad hoc meetings. You can find further details on members and attendance in the Corporate Governance report on page 87 of this report.

Role of the Committee

The Committee is responsible for:

- approving the remuneration policy for all colleagues and reviewing the effectiveness of its implementation;
- reviewing performance and making recommendations to the Board on arrangements for executive directors;
- approving remuneration for a defined 'in-scope' population comprising members and attendees of the Senior Executive Committees and direct reports of the CEO, control function heads and the Company Secretary. The Committee also approves arrangements where individuals earn total compensation above £1 million; and
- setting the remuneration framework and principles for colleagues identified as Material Risk Takers (MRTs). The terms of reference (ToR) of the Committee are reviewed annually and available on natwestgroup.com

Main activities

One of the main activities of the Committee was to reflect on stakeholder feedback on the new Policy for executive directors, and developing revised proposals as set out in this report.

Wider workforce

- Approving and overseeing the NatWest Group-wide Remuneration Policy.
- Considering how pay has been allocated across the workforce, including analysis by colleague level, geography and diversity.
- Reviewing fixed pay proposals.
- Approving Sharesave offers to colleagues.
- Reviewing performance over the year and approving bonus pools for the business areas.
- Reviewing gender and ethnicity pay gap reporting.

Executive remuneration

- Reviewing performance assessments and remuneration arrangements for the Committee's 'in scope' population.
- Setting performance objectives for Senior Executives for the year ahead.
- Approving vesting and grant levels for LTI awards.
- Approving remuneration for senior hires and arrangements for any leavers.
- Engaging with stakeholders on our remuneration proposals.
- Reviewing and approving the Directors' Remuneration Report.
- Receiving benchmarking data on executive pay and peer practice.

Governance and regulatory

- Approving agenda planners and ensuring the Committee is meeting all its obligations under its ToR.
- Considering matters escalated by other Board Committees and subsidiary Performance and Remuneration Committees.
- Overseeing the MRT identification process.
- Approving submissions through the year to the UK regulators.
- Receiving quarterly updates on accountability reviews and approving accountability decisions for the population within its governance.
- Carrying out the annual evaluation of its performance.

Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

NatWest Group plc – Annual Report on Form 20-F 157

Annual remuneration report continued Operation of the policy The remuneration policy operated broadly as intended during the year, with adjustments made for performance where appropriate. Some shareholders continued to express concerns with some parts of the policy for executive directors, as explained earlier in this report, and the challenges in maintaining a competitive level of pay for executive directors have heightened over the past year. This led the Committee to believe that amendments should be proposed to shareholders at the 2022 AGM. Managing conflicts To mitigate potential conflicts of interest, directors are not involved in decisions regarding their own remuneration and the Committee rather than management appoint remuneration advisers. Attendees also play an important role in advising the Committee but are not present when their own remuneration is discussed. The Group Chief People & Transformation Officer may be present when discussions take place on senior executive pay, as there is considerable benefit from her participation. However, she is never present for discussions on her remuneration. Committee Advisers PricewaterhouseCoopers LLP (PwC) was first appointed as remuneration adviser by the Committee in 2010 and reappointed in 2021, following an annual review of the quality of advice and the level of fees. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK. The Committee also took account of the views of the Chairman, the CEO, the CFO, the Group Chief HR Officer, the Group Chief People & Transformation Officer, the Director of Reward & Employment, the Group Chief Risk Officer and the Group Chief Audit Executive. The Committee also received input from the BRC, the GAC, the SBC and the Performance and Remuneration Committees for the principal legal entities across NatWest Group. The professional services PwC provides in the ordinary course of business include assurance, advisory, tax and legal advice to NatWest Group subsidiaries. The Committee is satisfied that the advice received is independent and objective. We also receive an annual statement setting out the protocols PwC has followed to maintain independence. There are no connections between PwC and individual directors to be disclosed. Fees paid to PwC for advising the Committee are based on a fixed fee structure with any exceptional items charged on a time/cost basis. Fees for 2021 in relation to directors’ remuneration rose compared to last year primarily due to additional work in relation to the new Policy, amounting to £211,041 in total excluding VAT (2020 – £136,830 excluding VAT). Performance evaluation The 2021 performance evaluation for the Committee was conducted externally by Independent Board Evaluation. The Committee was considered to have managed a number of challenging items well in a difficult year. It was noted there had been a number of unscheduled meetings, but on balance the Committee recognised that additional discussions had been necessary. The Committee requested the governance team to explore whether there was an opportunity to simplify and streamline the remuneration governance framework, with it being noted that remuneration outcomes currently flowed through a number of key legal entity performance and remuneration committees and board risk committees. Robert Gillespie Chairman of the NatWest Group Performance and Remuneration Committee 17 February 2022 NatWest Group plc – Annual Report on Form 20-F 158

Other remuneration disclosures Remuneration policy for all colleagues The remuneration policy supports the business strategy and is designed to promote the long-term success of NatWest Group. It aims to reward the delivery of good performance provided this is achieved in a manner consistent with NatWest Group values and within acceptable risk parameters. The remuneration policy applies the same principles to everyone, including Material Risk Takers (MRTs), with some minor adjustments where necessary to comply with local regulatory requirements. The main elements of the Policy are set out below. Base salary The purpose is to provide a competitive level of fixed cash remuneration. Operation We review base salaries annually to ensure they reflect the talents, skills and competencies that the individual brings to the business. Role-based allowance Certain MRT roles receive role-based allowances in order to provide fixed pay that reflects the skills and experience required for the role. Operation Role-based allowances are fixed allowances which form an element of overall fixed remuneration for regulatory purposes. They are based on the role the individual performs. They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are subject to a minimum three-year retention period. Benefits and pension The purpose is to provide a range of flexible and competitive benefits. Operation In most jurisdictions, benefits or a cash equivalent are provided from a flexible benefits account. Pension funding forms part of fixed remuneration and NatWest Group does not provide discretionary pension benefits. Annual bonus The purpose is to support a culture where individuals recognise the importance of helping people, families and businesses to thrive and are rewarded for superior performance. Operation The annual bonus pool is based on a balanced scorecard of measures including financial and business delivery, customer, people and culture, climate and risk and control measures. Allocation from the pool depends on the performance of the business area and the individual. We use a structured performance management framework to support individual performance assessment. This is designed to assess performance against longer-term business requirements across a range of financial and non-financial metrics. It also evaluates adherence to internal controls and risk management. We use a balanced scorecard to align with the business strategy. Each individual will have defined measures of success for their role. We also take risk and conduct performance into account. Control functions are assessed independently of the business units that they oversee. Objectives and remuneration are set according to the priorities of the control area, not the targets of the businesses they support. The Group Chief Risk Officer and the Chief Audit Executive have the authority to escalate matters to Board level if management do not respond appropriately. Independent control functions exist for the main legal entities outside the ring fence (NWM Plc and RBSI). Dual solid reporting lines are in place into the respective legal entity CEOs and the NatWest Group Control Function Heads. Awards may be granted up to a maximum of 100% of fixed pay. For awards made in respect of the 2021 performance year, immediate cash awards continue to be limited to a maximum of £2,000. In line with regulatory requirements for MRTs, 40% of awards under £500,000 will be deferred over four, five or seven years. This rises to 60% for awards over £500,000. For MRTs, a minimum of 50% of any variable pay is delivered in shares and a 12-month retention period applies to the shares after vesting. The deferral period is four years for standard MRTs and Risk Manager MRTs who meet the ‘non-higher paid’ condition. It rises to five years for ‘higher paid’ Risk Manager MRTs, FCA Senior Management Functions (SMF) roles and PRA SMFs who meet the ‘non-higher paid’ condition; and to seven years for ‘higher paid’ PRA SMFs. All awards are subject to malus and clawback provisions. Long-term incentive (LTI) awards The purpose and operation of LTI awards is explained in detail in the Directors’ remuneration report. Instead of an annual bonus, NatWest Group provides executive directors and certain members of NatWest Group’s senior executive committees with LTI awards. Any awards made are subject to a performance assessment prior to grant and again prior to vesting. Shareholding requirements The requirements promote long-term alignment between senior executives and shareholders. NatWest Group plc – Annual Report on Form 20-F 159 This section contains disclosures which are required in accordance with UK regulatory requirements and the Basel Committee on Banking Supervision Pillar 3 disclosure requirements. They also take into account the European Banking Authority (EBA) guidelines on sound remuneration policies. It should be read in conjunction with the Directors’ remuneration report starting on page 120 of this document.

Other remuneration disclosures continued Operation Executive directors and certain members of NatWest Group’s senior executive committees are required to build up and hold a shareholding equivalent to a percentage of salary. There is a restriction on the number of shares that individuals can sell until this requirement is met. Company share plans The purpose is to provide an easy way for individuals to hold shares in NatWest Group plc, which helps to encourage long-term thinking and provides a direct involvement in NatWest Group’s performance. Operation Colleagues in certain jurisdictions are offered the opportunity to contribute from salary and acquire shares in NatWest Group plc through company share plans. This includes Sharesave and the Buy As You Earn plan in the UK. Any shares held are not subject to performance conditions. Criteria for identifying MRTs The EBA has issued criteria for identifying MRT roles, which includes those staff whose activities have a material influence over NatWest Group’s performance or risk profile. These criteria are both qualitative (based on the nature of the role) and quantitative (based on the amount a colleague is paid). In 2021, MRTs were identified for 11 legal entities (including at parent holding company and consolidated levels) within NatWest Group. The MRT criteria are applied for each of these entities, and consequently many MRTs are identified in relation to more than one entity. The qualitative criteria can be summarised as: staff within the management body; senior management; other staff with key functional or managerial responsibilities including for risk management; and staff who individually, or as part of a Committee, have authority to approve new business products or to commit to credit risk exposures and market risk transactions above certain levels. The quantitative criteria are: individuals earning £658,000 or more in the previous year; individuals earning less than £658,000 in the previous year, but more than a threshold set at the higher of £440,000 or the average total earnings of the management body and senior management for the relevant legal entity and who can impact the risk profile of a material business unit; and individuals in the top 0.3% of earners of the relevant legal entity for the previous year. In addition to the qualitative and quantitative criteria, NatWest Group has applied its own minimum standards to identify roles that are considered to have a material influence over its risk profile. Personal hedging strategies The conditions attached to discretionary share-based awards prohibit the use of any personal hedging strategies to lessen the impact of a reduction in the value of such awards. Recipients explicitly acknowledge and accept these conditions when any share-based awards are granted. Risk in the remuneration process NatWest Group’s approach to remuneration promotes effective risk management through having a clear distinction between fixed remuneration (which reflects the role undertaken by an individual) and variable remuneration (which is directly linked to performance and can be risk-adjusted). Fixed pay is set at an appropriate level to discourage excessive risk-taking and which would allow NatWest Group to pay zero variable pay. We achieve focus on risk through clear inclusion of risk in performance goals, performance reviews, the determination of variable pay pools, incentive plan design and the application of malus and clawback. The Committee is supported in this by the Group Board Risk Committee (BRC) and the Risk function, as well as independent oversight by the Internal Audit function. We use a robust process to assess risk performance. We consider a range of measures, specifically: capital, liquidity and funding risk; credit risk; market risk; pension risk; compliance and conduct risk; financial crime; climate risk; operational risk; business risk and reputational risk. We also consider our overall risk culture. Remuneration arrangements are in line with regulatory requirements and we fully disclose and discuss the steps taken to ensure appropriate and thorough risk adjustment with the PRA and the FCA. Variable pay determination For the 2021 performance year, NatWest Group operated a robust control function-led, multi-step process to assess performance and determine the appropriate bonus pool by business area and function. At multiple points throughout the process, we made reference to NatWest Group-wide business performance (from both affordability and appropriateness perspectives) and the need to distinguish between ‘go-forward’ and ‘resolution’ activities. The process uses financial, climate, customer and people measures to consider a balanced scorecard of performance assessments at the level of each business area or function. We then undertake risk and conduct assessments at the same level to ensure performance achieved without appropriate consideration of risk, risk culture and conduct controls, is not inappropriately rewarded. BRC reviews any material risk and conduct events and, if appropriate, an underpin may be applied to the individual business and function bonus pools or to the overall bonus pool. BRC may recommend a reduction of a bonus pool if it considers that risk and conduct performance is unacceptable or that the impact of poor risk management has yet to be fully reflected in the respective inputs. Following further review against overall performance and conduct, taking into account input from the CFO on affordability and capital and liquidity adequacy, the CEO will make a final recommendation to the Committee, informed by all the previous steps and her strategic view of the business. The Committee will then make an independent decision on the final bonus pool taking all of these earlier steps into account. NatWest Group plc – Annual Report on Form 20-F 160

The assessment process for LTI awards to executive directors and other recipients is also founded on a balanced scorecard approach. The scorecard is aligned with the multi-step bonus pool process, reflecting a consistent risk management performance assessment. Remuneration and culture NatWest Group continues to assess conduct and its impact on remuneration as part of the annual Group-wide bonus pool process and also via the accountability review framework. Many colleagues receive fixed pay only, which provides them with greater security and allows them to fully focus on the needs of the customer. The Committee will continue to review workforce remuneration and the alignment of incentives and reward with culture. The governance of culture is clearly laid out. SMF roles have clearly defined accountabilities. The delivery of these accountabilities is taken into account in their performance and pay decisions. The Board and Group Sustainable Banking Committee (SBC) also play essential roles in building cultural priorities. Frameworks are in place to measure progress. Accountability review process and malus/clawback We introduced the accountability review process in 2012 to identify any material risk management, control and general policy breach failures, and to ensure accountability for those events. This allows NatWest Group to respond to instances where new information would change the variable pay decisions made in previous years and/or the decisions to be made in the current year. Potential outcomes under the accountability review process are: – malus – to reduce (to zero if appropriate) the amount of any unvested variable pay awards prior to payment; – clawback – to recover awards that have already vested; and – in-year bonus reductions – to adjust variable pay that would have otherwise been awarded for the current year. During 2021 a number of issues and events were considered under the accountability review framework. The outcomes covered a range of actions including reduction (to zero where appropriate) of unvested awards through malus and the suspension of awards pending further investigation. Remuneration of MRTs The quantitative disclosures below are made in accordance with regulatory requirements in relation to 846 individuals who have been identified as MRTs for one or more entities across NatWest Group plc. The number of MRTs identified has decreased since last year due to a reduction in credit ‘initiators’ and changes in credit authorities. We have excluded two individuals from the tables below on the basis that, although they have been identified as an MRT in relation to a role within a subsidiary entity, they do not receive any remuneration for this role and are not an MRT in relation to their primary role for NatWest Group. You can find details of remuneration paid to MRTs in Pillar 3 reporting on a consolidated, sub-consolidated and solo entity level at natwestgroup.com. NatWest Group plc – Annual Report on Form 20-F 161 Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. As part of the acceptance of variable pay awards, colleagues must agree to terms that state that malus and clawback may be applied. Any variable pay awarded to MRTs is subject to clawback for seven years from the date of grant. Since the 2016 performance year onwards, this period can be extended to 10 years for MRTs who perform a SMF role under the Senior Managers Regime where there are outstanding internal or regulatory investigations at the end of the normal seven- year clawback period. Awards to other colleagues (non-MRTs) are subject to clawback for 12 months from each vesting date. You can read more about the circumstances in which malus, clawback or in-year bonus reduction may be applied on page 141.

Other remuneration disclosures continued

Total remuneration awarded to MRTs for the financial year

	NatWest Group plc NEDs	NatWest Group plc EDs	Other senior mngt.	Other MRTs	Other senior management and other MRTs split by business area					Total
					NatWest Holdings	NatWest Markets	RBSI	Corporate functions	Control functions	
Fixed remuneration[1]										
Total number of MRTs	9	2	18	817						846
Other senior management – split by business area					3	1	1	7	6	
Other MRTs – split by business area					181	128	22	105	381	
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total fixed remuneration of MRTs	2.40	3.94	16.48	186.99	42.57	57.16	3.94	34.50	65.30	209.81
Cash-based	2.40	2.09	13.97	185.77	41.76	55.76	3.79	34.02	64.39	204.23
Share-based	–	1.85	2.51	1.22	0.81	1.39	0.15	0.48	0.91	5.58
Other instruments or forms	–	–	–	–	–	–	–	–	–	–
Variable remuneration[2]										
Total number of MRTs	–	2	16	661						679
Other senior management – split by business area					3	1	1	7	4	
Other MRTs – split by business area					142	94	17	79	329	
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total variable remuneration of MRTs	–	2.65	9.99	76.28	18.86	27.27	2.17	15.44	22.52	88.92
Cash-based	–	–	1.25	40.52	8.82	13.29	0.88	7.36	11.41	41.77
Of which: deferred cash	–	–	0.55	15.05	3.08	5.87	0.25	2.97	3.43	15.60
Share-based (annual bonus)	–	–	1.24	35.76	7.57	13.23	0.63	7.14	8.43	37.00
Of which: deferred shares	–	–	0.55	15.05	3.08	5.87	0.25	2.97	3.43	15.60
Share-based (LTI awards)	–	2.65	7.50	–	2.46	0.75	0.66	0.94	2.69	10.15
Of which: deferred shares	–	2.65	7.50	–	2.46	0.75	0.66	0.94	2.69	10.15
Other instruments or forms	–	–	–	–	–	–	–	–	–	–
Total remuneration of MRTs	2.40	6.59	26.47	263.27	61.43	84.43	6.11	49.94	87.82	298.73

(1) Fixed remuneration consists of salaries, allowances, pension and benefit funding.
(2) Variable remuneration consists of a combination of annual bonus and long-term incentive awards, deferred over a four to seven year period in accordance with regulatory requirements. Under the NatWest Group bonus deferral structure, immediate cash awards are limited to £2,000 per person, with a further payment of cash and shares within Year 0.
(3) Long-term incentive awards vest subject to the extent to which performance conditions were met and can result in zero payment.
(4) Under CRD V regulations, a notional discount is available which allows variable pay to be awarded at a level that would otherwise exceed the 1:1 ratio, provided that variable pay is delivered 'in instruments' (shares) and deferred over five years or more. The discount rate was not used for remuneration awarded in respect of the 2021 performance year.

Derogations

The regulations allow some flexibility not to apply certain requirements that would normally apply to MRTs where an individual's annual variable remuneration does not exceed £44,000 and does not represent more than one third of the individual's total annual remuneration (derogations permitted under point (b) of Article 94(3) of CRD V). We have used this flexibility to disapply MRT rules relating to deferral and delivery of awards in shares for 274 MRTs in respect of the performance year 2021. Total remuneration for these individuals in 2021 was £35.88 million (of which £31.16 million was fixed pay and £4.72 million was variable pay).

Ratio between fixed and variable remuneration

The variable component of total remuneration for MRTs at NatWest Group shall not exceed 100% of the fixed component (except where local jurisdictions apply a lower maximum ratio for variable pay). The average ratio between fixed and variable remuneration for 2021 was approximately 1 to 0.42. The majority of MRTs were based in the UK.

NatWest Group plc – Annual Report on Form 20-F

162

Outstanding deferred remuneration

The table below includes deferred remuneration awarded or paid out in 2021 relating to prior performance years.

Deferred and retained remuneration	Total amount of deferred remuneration awarded for previous performance periods £m	Of which: due to vest in the financial year £m	Of which: vesting in subsequent financial years £m	Amount of performance adjustment to deferred remuneration that was due to vest in the financial year £m	Amount of performance adjustment to deferred remuneration due to vest in future financial years £m	Total amount of adjustment during the financial year due to ex post implicit adjustments[1] £m	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year £m	Total amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention £m
NatWest Group plc NEDs – No deferred or retained remuneration held								
NatWest Group plc EDs								
Cash-based	–	–	–	–	–	–	–	–
Shares or equivalent interests	7.23	0.88	6.36	(0.01)	(0.06)	1.93	0.86	0.36
Other instruments or forms	–	–	–	–	–	–	–	–
Other senior management								
Cash-based	–	–	–	–	–	–	–	–
Shares or equivalent interests	18.46	3.08	15.37	–	–	4.96	3.09	2.04
Other instruments or forms	–	–	–	–	–	–	–	–
Other MRTs								
Cash-based	–	–	–	–	–	–	–	–
Shares or equivalent interests	91.65	38.97	52.68	0.17	–	24.75	38.32	34.67
Other instruments or forms	–	–	–	–	–	–	–	–
Total amount	117.34	42.93	74.41	0.16	(0.06)	31.64	42.27	37.07

(1) i.e. Changes of value of deferred remuneration due to the changes of prices of instruments.

(2) Deferred remuneration reduced during the year relates to long-term incentives that lapsed when performance conditions were not met, long-term incentives and deferred awards forfeited on leaving and malus adjustments of prior year deferred awards and long-term incentives.

NatWest Group plc – Annual Report on Form 20-F

163

Other remuneration disclosures continued

Guaranteed awards (including 'sign-on' awards) and severance payments

Special payments	NatWest Group plc NEDs	NatWest Group plc EDs	Other senior management	Other MRTs
Guaranteed awards and sign on awards				
Number of MRTs	–	–	1	2
	£m	£m	£m	£m
Total amount	–	–	0.12	0.26
Of which: paid during the financial year that are not taken into account in the bonus cap	–	–	–	–
Severance payments awarded in previous periods, paid out during the financial year				
Number of MRTs	–	–	2	10
	£m	£m	£m	£m
Total amount	–	–	0.42	2.17
Severance payment awarded during the financial year				
Number of MRTs	–	–	2	57
	£m	£m	£m	£m
Total amount	–	–	0.26	12.10
Of which: paid during the financial year	–	–	0.26	11.31
Of which: deferred	–	–	–	0.79
Of which: paid during the financial year that are not taken into account in the bonus cap	–	–	0.26	12.10
Of which: highest payment that has been awarded to a single person	–	–	0.16	0.77

(1) NatWest Group does not offer sign-on awards. Guaranteed awards may only be granted for new hires in exceptional circumstances in compensation for awards forgone on their previous company and are limited to first year of service.
(2) Severance payments and/or arrangements can be made to colleagues who leave NatWest Group in certain situations, including redundancy. Such payments are calculated by a pre-determined formula set out within the relevant social plans, policies, agreements or local laws. Where local laws permit, there is a cap on the maximum amount that can be paid.
(3) No severance payments in excess of contractual payments, local policies, standards or statutory amounts were made to MRTs during the year, other than payments to five individuals totalling £522,373. There were four non-standard payments totalling £443,973 in relation to litigation and one non compete payment of £78,410.

Total remuneration by band for all colleagues earning >€1million

2021	Number of MRTs
€1.0 million to below €1.5 million	42
€1.5 million to below €2.0 million	14
€2.0 million to below €2.5million	6
€2.5 million to below €3.0 million	–
€3.0 million to below €3.5 million	1
€3.5 million to below €4.0 million	–
More than €4.0 million	–
Total	63

(1) Total remuneration in the table above includes fixed pay, pension and benefit funding and variable pay.
(2) Where applicable, the table is based on an average exchange rate of €1.163 to £1 for 2021.

Colleagues who earned total remuneration of over €1 million in 2021 represent 0.09% of the workforce. These individuals include those who manage major businesses and functions with responsibility for significant assets, earnings or areas of strategic activity and can be grouped as follows:

- The CEOs responsible for each area and their direct reports.
- Those who manage large business areas.
- Income generators responsible for high levels of income including those involved in managing trading activity and supporting clients with more complex financial transactions, including financial restructuring.
- Those responsible for managing balance sheet and liquidity and funding positions across the business.

NatWest Group plc – Annual Report on Form 20-F 164

Compliance report Statement of compliance NatWest Group plc is committed to high standards of corporate governance, business integrity and professionalism in all its activities. Throughout the year ended 31 December 2021, NatWest Group plc has applied the Principles and complied with all of the Provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated July 2018 (the ‘Code’) except in relation to: – Provision 17, in respect of the requirement that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the Board and senior management positions and oversee the development of a diverse pipeline for succession; and – Provision 33 that the Group Performance and Remuneration Committee (Group RemCo) should have delegated responsibility for setting remuneration for the Chairman and executive directors. In respect of Provision 17, whilst the Board is supported on board succession by the Group Nominations and Governance Committee, the Board considers this is a matter of significant importance which should rightly be reserved for the full Board. Adopting this approach ensures that all directors have an opportunity to contribute to succession planning discussions for Board and senior management, in support of achieving an appropriate balance of skills, experience, knowledge and diversity at senior levels within NatWest Group and on the Board. It also means that all directors have an opportunity to review, consider and become familiar with the next generation of executive leaders. In respect of Provision 33, the Board also considers that this is a matter which should rightly be reserved for the Board and this is an approach the Board has adopted for a number of years. Remuneration for the executive directors is first considered by the Group RemCo which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group RemCo, to participate in decisions on the executive directors’ and the Chairman’s remuneration and also allows the executive directors to input to the decision on the Chairman’s remuneration. The Board believes this approach is very much in line with the spirit of the Code and no director is involved in decisions regarding his or her own remuneration. A copy of the Code can be found at www.frc.org.uk. The Board does not anticipate any changes to its approach on these aspects of the Code. Further information on how NatWest Group plc has applied the Principles, and complied with the Provisions, of the Code can be found in the Corporate governance section of this report, which includes cross-references to relevant sections of the Strategic report and other related disclosures. NatWest Group plc has complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012 and April 2016. Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. NatWest Group plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers. Internal control The Board of Directors is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss. NatWest Group operates a three lines of defence model, which provides an effective apportionment of responsibilities and accountabilities across the organisation. As part of its second line of defence role, the Risk oversight function exercises oversight and challenge of the risk management activities undertaken by the first line of defence, which is responsible for designing, implementing and maintaining effective processes, procedures and controls to mitigate risks within risk appetite. The Internal Audit function, which is the third line of defence, undertakes independent and objective assurance activities and provides reports to the Board and executive management on the quality and effectiveness of governance, risk management and internal controls to monitor, manage and mitigate risks in achieving NatWest Group’s objectives. NatWest Group plc – Annual Report on Form 20-F 165 Ongoing processes for the identification, evaluation and management of the principal risks faced by NatWest Group operated throughout the period from 1 January 2021 to 3 March 2022, the date the directors approved the Annual Report on Form 20-F. These included the semi-annual Control Environment Certification process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks and certify that their business or function is compliant with the requirements of Sarbanes-Oxley Section 404 and the UK Corporate Governance Code. The policies that govern these processes – and reports on internal controls arising from them – are reviewed by the Board and meet the requirements of the Financial Reporting Council’s Guidance on Risk Management Internal Control and Related Financial and Business Reporting. The effectiveness of NatWest Group’s internal controls is reviewed regularly by the Board, the Group Audit Committee and the Group Board Risk Committee. In addition, the Board receives a risk management report at each scheduled Board meeting. Executive management committees in each of NatWest Group’s businesses also receive regular reports on significant risks facing their business and how these are being controlled. Details of the bank’s approach to risk management are given in the Risk & Capital Management section of the Annual Report on Form 20-F. While work continues to enhance the control environment relating to financial crime risk, operational weaknesses between 2012 and 2016 resulted in the inadequate monitoring of a UK-incorporated NatWest Bank Plc customer. Regulations require risk-sensitive ongoing monitoring of customers for the purposes of preventing money laundering. NatWest Bank Plc co-operated fully with the regulator’s investigation into this case and, in October 2021, pleaded guilty to three breaches of the Money Laundering Regulations 2007. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously and continues to make significant multi- year investments to strengthen and improve its overall financial crime framework with prevention systems and capabilities. Almost £700 million has been invested in the last five years, including upgrades to transaction monitoring systems, automated customer screening and new customer due diligence solutions.

Compliance report continued While work continues to enhance the control environment relating to financial crime risk, operational weaknesses between 2012 and 2016 resulted in the inadequate monitoring of a UK-incorporated NatWest Bank Plc customer. Regulations require risk-sensitive ongoing monitoring of customers for the purposes of preventing money laundering. NatWest Bank Plc co-operated fully with the regulator’s investigation into this case and, in October 2021, pleaded guilty to three breaches of the Money Laundering Regulations 2007. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously and continues to make significant multi- year investments to strengthen and improve its overall financial crime framework with prevention systems and capabilities. Almost £700 million has been invested in the last five years, including upgrades to transaction monitoring systems, automated customer screening and new customer due diligence solutions. NatWest Group continued to make enhancements to other aspects of the wider control environment in 2021. This has included the management of delivery of regulated programmes such as the IRB programme, as required by Prudential Regulatory Authority (PRA) and the European Banking Authority (EBA). NWG continued to focus on the embedding of a strong risk culture to support a robust control environment. The remediation of known control issues continued to be an important focus for both the Group Audit Committee and the Board Risk Committee during 2021. For further information on their oversight of remediation of the most significant issues, please refer to the Report of the Group Audit Committee and the Report of the Group Board Risk Committee. As part of its activities, the Group Audit Committee has received confirmation that management has taken, or is taking, action to remedy significant failings or weaknesses identified through NatWest Group’s control framework. While not being part of the bank’s system of internal control, the Group’s independent auditors present to the Group Audit Committee reports that include details of any significant internal control deficiencies they have identified. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk & Capital Management section. While several planned activities designed to enhance the control environment were disrupted by the extensive impact of COVID-19 (thereby delaying the achievement of the NatWest Group’s control environment target), the control environment remained largely stable in 2021. There was continuing management focus on the delivery of regulatory programmes – including the internal transformation programme established in response to updated IRB regulation from the Prudential Regulatory Authority (PRA) and the European Banking Authority (EBA) – as well as a review of the controls and processes relating to certain regulatory reporting. There was also significant focus on work to enhance controls relating to financial crime risks – including ongoing work to strengthen customer due diligence standards. The focus of the of NatWest Group in establishing and maintaining a robust risk culture made a valuable contribution to the overall control environment. The remediation of known control issues remained a focus of the Group Audit Committee and the Group Board Risk Committee during 2021. For further information on their oversight of remediation of the most significant issues, please refer to the Report of the Group Audit Committee and the Report of the Group Board Risk Committee. The Group Audit Committee has received confirmation that management has taken, or is taking, action to remedy significant failings or weaknesses identified through NatWest Group’s control framework. The Group Audit Committee and the Group Board Risk Committee will continue to focus on such remediation activity, particularly in view of the transformation agenda. While not being part of the Group’s system of internal control, the Group’s independent auditors present to the Group Audit Committee reports that include details of any significant internal control deficiencies they have identified. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk and capital management section. NatWest Group plc – Annual Report on Form 20-F 166 Management's report on internal control over financial reporting internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes: - Policies and procedures that relate to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of assets. - Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management. urance regarding the - Controls providing reasonable ass prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Management is responsible for establishing and maintaining adequate internal control over financial reporting for NatWest Group. NatWest Group’s Management has assessed the effectiveness of its internal control over financial reporting as of 31 December 2021 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework’. Based on its assessment, management has concluded that, as of 31 December 2021, NatWest Group’s internal control over financial reporting is effective.

Changes in internal control There was no change in NatWest Group’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, NatWest Group’s internal control over financial reporting. The New York Stock Exchange As a foreign private issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the NYSE), NatWest Group plc is not required to comply with all of the NYSE governance standards applicable to US domestic companies (the NYSE Standards) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. NatWest Group plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards. In March 2021 NatWest Group plc submitted its most recent Annual Written Affirmation to the NYSE which confirmed NatWest Group plc’s full compliance with the applicable provisions. The Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures: i. NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. NatWest Group plc follows the Code’s requirements in determining the independence of its directors and currently has eight independent non-executive directors, one of whom is the Senior Independent Director. ii. The NYSE Standards require non-management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non- executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman’s performance and NatWest Group plc complies with the requirements of the Code. iii. The NYSE Standards require that the nominating/ corporate governance committee of a listed company be composed entirely of independent directors. The Chairman of the Board is also the Chairman of the Group Nominations and Governance Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management. iv. The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the Group RemCo are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group RemCo and Group RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO’s remuneration. As stated at the start of this Compliance report, in the case of NatWest Group plc, the Board rather than the Group RemCo reserves the authority to make the final determination of the remuneration of the CEO. v. The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2021, NatWest Group plc has complied with all of the provisions of the Code (subject to the exception described above) and the Code does not require NatWest Group plc to disclose the full range of corporate governance guidelines with which it complies. vi. The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group’s website at natwestgroup.com. This Compliance report forms part of the Corporate governance report and the Report of the directors. NatWest Group plc – Annual Report on Form 20-F 167 Disclosure controls and procedures As required by Exchange Act rules, management (including the Group CEO and Group CFO) have conducted an evaluation of the effectiveness and design of NatWest Group’s disclosure controls and procedures (as defined in the Exchange Act rules) as at 31 December 2021. Based on this evaluation, management (including the Group CEO and Group CFO) concluded that NatWest Group plc’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 20-F. The effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2021 has been audited by Ernst & Young LLP, NatWest Group’s independent registered public accounting firm. The report of the independent registered public accounting firm to the directors of NatWest Group plc expresses an unqualified opinion on NatWest Group’s internal control over financial reporting as of the 31 December 2021. The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2021 is set out in the Group Audit Committee report on pages 100 to 107 of this document. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

The directors present their report together with the audited accounts for the year ended 31 December 2021. Group structure During 2018, in preparation for ring-fencing a number of changes were made to the NatWest Group structure. Following these changes the company owns three main subsidiaries, NatWest Holdings Limited (the parent of the ring-fenced group which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC), NatWest Markets Plc (the investment bank and the parent of NatWest Markets N.V.) and The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited). Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company. HMT sold a further 925 million of its holding of the company’s ordinary shares in June 2018. In March 2021, the company carried out an off-market purchase of 591 million of its ordinary shares from HMT. In May 2021, HMT sold 580 million ordinary shares through an accelerated book building process to institutional investors. In July 2021, HMT announced its intention to sell part of its shareholding over a 12 month period from August 2021 via a trading plan, for up to 15% of the aggregate total trading volume. At 31 December 2021, HMT’s holding in the total voting rights of the company was 52.96%. The percentage was correct as at the date of notification on 5 November 2021. Activities NatWest Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of NatWest Group, including the products and services provided by each of its operating segments and the markets in which they operate are contained in the Business review. Details of the strategy for delivering the company’s objectives can be found in the Strategic report. Results and dividends UK company law provides that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company’s distributable profits are its accumulated, realised profits not previously distributed or capitalised, less its accumulated, realised losses not previously written off in a reduction or re-organisation of capital. At 31 December 2021, NatWest Group Plc’s distributable profits were £31 billion. In 2021 NatWest Group paid an interim dividend of £347 million, or 3.0p per ordinary share (2020 – nil). The company has announced that the directors have recommended a final dividend of £844 million, or 7.5p per ordinary share (2020 – £364 million or 3.0p per ordinary share). The final dividend recommended by directors is subject to shareholders’ approval at the Annual General Meeting on 28 April 2022. If approved, payment will be made on 4 May 2022 to shareholders on the register at the close of business on 18 March 2022. The ex-dividend date will be 17 March 2022. Subject to above mentioned condition, the payment of interim dividends on ordinary shares is at the discretion of the Board. Colleagues As at 31 December 2021, NatWest Group employed 57,800 people (excluding temporary staff). Details of all related costs are included in Note 3 to the consolidated accounts. Employment for disabled persons For colleagues with disabilities NatWest Group supports them with workplace adjustments so that they can succeed. If a colleague becomes disabled NatWest Group will, wherever possible, make adjustments to support them in their existing role or re-deploy them to a more suitable alternative role. With external recruitment, the NatWest Group Careers site gives comprehensive insights into NatWest Group jobs, culture, locations and application processes. It also hosts a variety of blog content to portray stories of what it is like to work at NatWest Group. The company also makes sure that candidates can easily request any adjustments to help complete their application or assessment. Going concern Report of the directors NatWest Group plc – Annual Report on Form 20-F 168 Further details of the principal subsidiary undertakings are shown in Note 33 of the consolidated financial statements. The profit attributable to the ordinary shareholders of NatWest Group plc for the year ended 31 December 2021 amounted to £2,950 million compared with a loss of £753 million for the year ended 31 December 2020, as set out in the consolidated income statement on page 27 of the Annual Report on Form 20-F. NatWest Group’s business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect NatWest Group’s future results are set out on pages 129 to 150 of the Annual Report on Form 20-F. NatWest Group’s regulatory capital resources and significant developments in 2021 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 234 to 249 of this document. This section also describes NatWest Group’s funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

Having reviewed NatWest Group’s principal risks, forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for a period of 12 months from the date of this report. Accordingly, the financial statements of NatWest Group and of the company have been prepared on a going concern basis. UK Code for Financial Reporting Disclosure NatWest Group plc’s 2021 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by the British Bankers’ Association in 2010. The Code sets out five disclosure principles together with supporting guidance. The principles are that NatWest Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited. Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations The EDTF, established by the Financial Stability Board, published its report ‘Enhancing the Risk Disclosures of Banks’ in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulatory Authority, published its phase 2 report recommendations in December 2019. Authority to repurchase shares At the Annual General Meeting in 2021 shareholders authorised the company to make market purchases of up to 1,216,656,575 ordinary shares. The directors utilised the authority obtained at the 2021 AGM to conduct a share buyback programme (the ‘Programme’) of up to £750 million, as announced to the market on 30 July 2021. The Programme’s purpose is to reduce the ordinary share capital of NatWest Group. Taking into account the reduction in issued ordinary share capital which occurred as a result of the off-market buyback announced on 19 March 2021, the maximum number of ordinary shares that could be purchased by the company under the Programme was 1,157,583,542. The Programme commenced on 2 August 2021 and, as at 31 December 2021, 310,802,416 ordinary shares (nominal value £310,802,416) had been purchased by the company at an average purchase price of 217.5796p per ordinary share for the total consideration of £676,242,656. A further 29,735,044 ordinary shares (nominal value £29,735,044) were purchased by the company from 1 January to 18 January 2022 at an average purchase price of 245.5264p per ordinary share for the total consideration of £73,007,375. All of the purchased ordinary shares were cancelled, representing 2.93% of the company’s issued ordinary share capital. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2022. The company utilised the authority it obtained at the 2020 AGM to make an off-market purchase of 590,730,325 ordinary shares (nominal value £590,730,325) in the company from HMT on 19 March 2021, at a price of 190.50p per ordinary share for the total consideration of £1,125,341,269, representing 4.86% of the company’s issued ordinary share capital. The company cancelled 390,730,325 of the purchased ordinary shares and held the remaining 200,000,000 ordinary shares in treasury. The company has used a total of 19,062,290 treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans and the balance of ordinary shares held in treasury as at 31 December 2021 was 180,937,710. At the 2021 Annual General Meeting, shareholders authorised the company to make an off-market purchase of preference shares in the company. The company announced on 15 December 2021 that it had utilised this authority to purchase 157,546 5.5% cumulative preference shares (nominal value £157,546), representing 39.39% of the share class, at a purchase price of 102%, for the total consideration of £160,697 and 259,314 11.00% cumulative preference shares (nominal value £259,314), representing 51.86% of the share class, at a purchase price of 155%, for the total consideration of £401,937. The company cancelled all of the purchased preference shares. Additional information Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The rights and obligations attached to the company’s ordinary shares and preference shares are set out in our Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at natwestgroup.com. Non- cumulative preference share details are set out in Note 22 of the consolidated accounts. The cumulative preference shares represent less than 0.005% of the total voting rights of the company, the remainder being represented by the ordinary shares. In a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares, present in person or by proxy and entitled to vote, shall have one vote. On a poll, every holder of ordinary shares or cumulative preference shares present in person or by proxy and entitled to vote, shall have four votes for every share held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting. There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). At the 2021 Annual General Meeting, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the Annual General Meeting in 2024. Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company’s shares. The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment, are set out in our Articles of Association. It will be proposed at the 2022 Annual General Meeting that the directors’ authorities to allot shares under the Companies Act 2006 (the Companies Act) be renewed. The Articles of Association may only be amended by a special resolution at a General Meeting of shareholders. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company. A number of the company’s employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 sets out a summary of the plans. On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of up to 4.99% of its ordinary share capital in issuance from HMT (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available at natwestgroup.com. This authority was renewed at the Annual General Meeting in 2021 and shareholders will be asked to renew the authority at the Annual General Meeting in 2022. NatWest Group plc – Annual Report on Form 20-F 169 NatWest Group plc’s 2021 Annual Report on Form 20-F and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations. Any information contained on websites linked or reports referenced in this section is for information only and will not be deemed to be incorporated by reference herein.

Report of the directors continued

Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

For shares held in the company's other employee share trusts, the voting rights are exercisable by the Trustees. However, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company's employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the current directors are shown on pages 82 to 85 of this document.

Howard Davies, Frank Dangeard, Patrick Flynn, Morten Friis, Robert Gillespie, Yasmin Jetha, Katie Murray, Mike Rogers, Alison Rose, Mark Seligman and Lena Wilson all served throughout the year and to the date of signing of the financial statements.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2021 are shown on page 155 of this document. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2021 to 17 February 2022.

Directors' indemnities

In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the NatWest Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of NatWest Group subsidiaries and all trustees of NatWest Group pension schemes.

Controlling shareholder

In accordance with the UK Listing Rules, the company has entered into an agreement with HM Treasury (the 'Controlling Shareholder') which is intended to ensure that the Controlling Shareholder complies with the independence provisions set out in the UK Listing Rules. The company has complied with the independence provisions in the relationship agreement and as far as the company is aware the independence and procurement provisions in the relationship agreement have been complied with in the period by the controlling shareholder.

Shareholdings

The table below shows shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2021.

	Ordinary shares (millions)	% of issued share capital with voting rights held[1]
Solicitor For The Affairs of Her Majesty's Treasury as Nominee for Her Majesty's Treasury	6,038	52.96
Norges Bank	348	3.07

(1) Percentages provided were correct at the date of notification on 5 November 2021.

On 11 February 2022 a notification under Rule 5 of the Disclosure and Transparency Rules ('DTR') was received from HMT notifying that they held 5,735 million ordinary shares, representing 50.94% of the issued share capital with voting rights.

As at 17 February 2022, no further notifications have been received under Rule 5 of the DTR.

Listing rule 9.8.4

The information to be disclosed in the Annual Report on Form 20-F under LR 9.8.4, is set out in this Directors' report with the exception of details of contracts of significance under LR 9.8.4 (10) and (11) given in Material contracts on page 154 of the NatWest Group Annual Report on Form 20-F.

Political donations

At the Annual General Meeting in 2021, shareholders gave authority under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words.

During 2021, NatWest Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that NatWest Group's longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2022.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

(b) the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors

Ernst & Young LLP (EY LLP) are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company's auditors will be proposed at the forthcoming Annual General Meeting.
By order of the Board

Jan Cargill
Chief Governance Officer and Company Secretary

17 February 2022

NatWest Group plc
is registered in Scotland No. SC45551

NatWest Group plc – Annual Report on Form 20-F 170

– select suitable accounting policies and then apply them consistently; – make judgments and estimates that are reasonable, relevant and reliable; and – state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements. – prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company and Group will continue in business. Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors’ report, Directors’ remuneration report and Corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. The directors confirm that to the best of their knowledge: – the financial statements, prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and – the Strategic report and Directors’ report (incorporating the Financial review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. By order of the Board Howard Davies Chairman Alison Rose-Slade Group Chief Executive Officer Katie Murray Group Chief Financial Officer 17 February 2022 Board of directors Chairman Howard Davies Executive directors Alison Rose-Slade Katie Murray Non-executive directors Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson NatWest Group plc – Annual Report on Form 20-F 171 The directors are responsible for the preparation of the Annual Report on Form 20-F. The directors are required to prepare Group financial statements, and as permitted by the Companies Act 2006 have elected to prepare company financial statements, for each financial year in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. They are responsible for preparing financial statements that present fairly the financial position, financial performance and cash flows of NatWest Group. In preparing those financial statements, the directors are required to: The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the Annual Report on Form 20-F complies with the Companies Act 2006. They are also responsible for safeguarding the assets of NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. In addition, the directors are of the opinion that the Annual Report on Form 20-F, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company’s position and performance, business model and strategy. This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 22 to 26 of the Annual Report on Form 20-F. Statement of directors’ responsibilities

Risk and capital management 172 Risk and capital management 173 Presentation of information 173 Update on COVID-19 173 Risk management framework 173 Introduction 173 Culture 174 Governance 176 Risk appetite 177 Identification and measurement 177 Mitigation 177 Testing and monitoring 177 Stress testing 181 Credit risk 181 Definition, sources of risk and key developments 181 Governance and risk appetite 181 Identification and measurement 181 Mitigation 182 Assessment and monitoring 183 Problem debt management 184 Forbearance 184 Impairment, provisioning and write-offs 187 Significant increase in credit risk and asset lifetimes 189 Economic loss drivers and UK economic uncertainty 195 Measurement uncertainty and ECL sensitivity analysis 197 Measurement uncertainty and ECL adequacy 198 Banking activities 229 Trading activities 233 Capital, liquidity and funding risk 233 Definitions and sources of risk 234 Capital, liquidity and funding management 235 Key points 236 Minimum requirements 237 Measurement 250 Market risk 250 Non-traded market risk 258 Traded market risk 261 Market risk – linkage to balance sheet 262 Pension risk 263 Compliance & conduct risk 263 Financial crime risk 264 Climate risk 265 Operational risk 268 Model risk 268 Reputational risk

Risk and capital management NatWest Group plc – Annual Report on Form 20-F 173 Presentation of information Update on COVID-19 While the immediate disruption diminished during the year, the ongoing impacts of the global pandemic remained a significant focus for risk management in 2021 and uncertainty in the operating environment continued. NatWest Group remained committed to supporting its customers while operating safely and soundly in line with its strategic objectives. Against the backdrop of a slowly-recovering economy, the credit risk profile remains heightened and there is an expectation that the impacts of the pandemic will continue to be seen in the performance of NatWest Group’s portfolios for some time. NatWest Group anticipates increased default levels in 2022 as a result. While the direct impact on NatWest Group’s operational risk profile reduced, NatWest Group continued to closely monitor the second-order impacts on its transformation agenda, with a significant focus on managing resource to protect key regulatory deliveries. The continued evolution of NatWest Group’s ways of working – to include large-scale working from home – also required significant operational risk focus, particularly in terms of business resilience. As a result of its strong balance sheet and prudent approach to risk management, NatWest Group remains well placed to withstand these aftershocks as well as providing support to customers when they need it most. Risk management framework Introduction NatWest Group operates an enterprise-wide risk management framework, which is centred around the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation. The framework ensures that NatWest Group’s principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities. This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group’s overall strategic objectives. The framework, which is designed and maintained by NatWest Group’s independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the Board. The framework incorporates risk governance, NatWest Group’s three lines of defence operating model and the Risk function’s mandate. Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries. While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group’s risk profile, the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance. In addition, there is a process to identify and manage top risks, which are those that could have a significant negative impact on NatWest Group’s ability to meet its strategic objectives. A complementary process operates to identify emerging risks. Both top and emerging risks may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis. Culture Risk culture is at the heart of NatWest Group’s risk management framework and its risk management practice. The risk culture target is to make risk part of the way employees work and think. A focus on leaders as role models and action to build clarity, develop capability and motivate employees to reach the required standards of behaviour are key to achieving the risk culture target. Colleagues are expected to:  Take personal responsibility for understanding and proactively managing the risks associated with individual roles.  Respect risk management and the part it plays in daily work.  Understand the risks associated with individual roles.  Align decision-making to NatWest Group’s risk appetite.  Consider risk in all actions and decisions.  Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses.  Challenge others’ attitudes, ideas and actions.  Report and communicate risks transparently. The target risk culture behaviours are embedded in NatWest Group’s Critical People Capabilities and are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. These act as an effective basis for a strong risk culture because the Critical People Capabilities form the basis of all recruitment and selection processes. Training Enabling employees to have the capabilities and confidence to manage risk is core to NatWest Group’s learning strategy. NatWest Group offers a wide range of learning, both technical and behavioural, across the risk disciplines. This training can be mandatory, role-specific or for personal development. Mandatory learning for all staff is focused on keeping employees, customers and NatWest Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion. Our Code NatWest Group’s conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed. These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. Where marked as audited in the section header, certain information in the Risk and capital management section (pages 172 to 269 of this document) is within the scope of the Independent auditor’s report. Where appropriate, if conduct falls short of NatWest Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for the individuals concerned (for more information on this process refer to page 139 of this document). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook. Any employee falling short of the expected standards would also be subject to internal disciplinary policies and procedures. If appropriate, the relevant authority would be notified.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 174 Risk management framework continued Governance Committee structure The diagram shows NatWest Group’s risk committee structure in 2021 and the main purposes of each committee. (1) The Group Executive Risk Committee is chaired by the Group Chief Executive Officer and supports her (and other accountable executives) in discharging risk management accountabilities. (2) The Group Executive Committee is chaired by the Group Chief Executive Officer and supports her in discharging her individual accountabilities in accordance with the authority delegated to her by the Board. (3) The Group Asset & Liability Management Committee is chaired by the Group Chief Financial Officer and supports her in discharging her individual accountabilities relating to treasury and balance sheet management. (4) In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of the Group’s pension schemes. (5) The Group Executive Disclosure Committee is chaired by the Group Chief Financial Officer and supports her in discharging her accountabilities relating to the production and integrity of the Group’s financial information and disclosures. NatWest Group plc Board Group Board Risk Committee Provides oversight and advice to the Board on current and future risk exposures, risk profile, risk appetite and risk culture. Reviews the design and implementation of the risk management framework and provides input to remuneration d ecisions. Group Asset & Liability Management Committee (3, 4) Supports the Group CFO in overseeing the effective management of the Group’s current and future balance sheet in line with Board- approved strategy and risk appetite. Group Executive Risk Committee (1) Reviews, challenges and debates all material risk and control matters across the Group. Supports the CEO and other accountable executives in discharging risk management accountabilities. Considers the Group’s risk profile relative to current and future strategy and oversees implementation of the risk management framework. Group Executive Committee (2) Supports the Group CEO in discharging her individual accountabilities including matters relating to strategy, financials, capital, risk and operational issues. Monitors the implementation of culture change. Supports the Group CEO in forming recommendations to the Board and to relevant Board committees. Group Audit Committee Assists the Board in carrying out its accounting, internal control and financial reporting responsibilities. Reviews the effectiveness of internal controls systems relating to financial management and compliance with financial reporting, asset safeguarding and accounting standards. Considers material risks and approves, as appropriate, actions recommended by the Group Board Risk Committee. Monitors performance against risk appetite. Reviews and approves the risk appetite framework and qualitative statements of risk appetite for all key risks. Group Executive Disclosure Committee (5) Ensures that NatWest Group and relevant subsidiary disclosures are accurate, complete and fair. Supports the Group CRO in reviewing and evaluating all significant expected credit losses and the Group CFO in reviewing and evaluating related provisions and valuations. ..

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 175 Risk management framework continued Risk management structure The diagram shows NatWest Group’s risk management structure in 2021 and key risk management responsibilities. (1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role. (2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role. (3) The NWH Risk function provides risk management services across NWH, including to the NWH Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements. (4) The NWH Risk function is independent of the NWH customer-facing franchises and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial Banking; wealth businesses; Financial & Strategic Risk; Non-Financial Risk & Frameworks and Compliance & Conduct) as well as the Director, Financial Crime Risk NatWest Holdings and the Chief Operating Officer report to the NWH Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC reports to the Ulster Bank Ireland DAC Chief Executive. He also has a reporting line to the NWH Chief Risk Officer and to the Chair of the Ulster Bank Ireland DAC Board Risk Committee. (5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective Risk Committees. NWM Chief Risk Officer NWH Chief Risk Officer Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Executive Committee. RBSI Chief Executive Officer NWH Chief Executive Officer NWM Chief Executive Officer RBS Chief Executive Group Chief Risk Officer RBSI Chief Risk Officer Group Chief Executive Officer Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee. Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 176 Risk management framework continued Three lines of defence NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. This supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of the three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles. First line of defence The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing franchises, Technology and Services as well as support functions such as Human Resources, Legal and Finance. The first line of defence is empowered to take risks within the constraints of the risk management framework and policies as well as the risk appetite statements and measures set by the Board. The first line of defence is responsible for managing its direct risks. With the support of specialist functions such as Legal, Human Resources and Technology, it is also responsible for managing its consequential risks by identifying, assessing, mitigating, monitoring and reporting risks. Second line of defence The second line of defence comprises the Risk function and is independent of the first line. The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that NatWest Group engages in permissible and sustainable risk-taking activities. The second line of defence advises on, monitors, challenges, approves, escalates and reports on the risk-taking activities of the first line, ensuring that these are within the constraints of the risk management framework and policies as well as the risk appetite statements and measures set by the Board. Third line of defence The third line of defence is the Internal Audit function and is independent of the first and second lines. The third line of defence is responsible for providing independent and objective assurance to the Board, its subsidiary legal entity boards and executive management on the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the key risks to NatWest Group and its subsidiary companies achieving their objectives. The third line of defence executes its duties freely and objectively in accordance with the Chartered Institute of Internal Auditors’ Code of Ethics and International Standards. Risk appetite Risk appetite defines the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans. Risk appetite supports sound risk taking, the promotion of robust risk practices and risk behaviours, and is calibrated annually. For certain principal risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group’s ultimate capacity to absorb losses. Risk appetite framework The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that might be out of appetite are identified, assessed, escalated and addressed in a timely manner. To facilitate this, a detailed annual review of the framework is carried out. The review includes:  Assessing the adequacy of the framework when compared to internal and external expectations.  Ensuring the framework remains effective and acts as a strong control environment for risk appetite.  Assessing the level of embedding of risk appetite across the organisation. The Board approves the risk appetite framework annually. Establishing risk appetite In line with NatWest Group’s risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken. Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. Risk measures and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to- day risk management decisions. A clear tolerance for each principal risk is set in alignment with business activities. The annual process of reviewing and updating risk appetite statements is completed alongside the business and financial planning process. This ensures that plans and risk appetite are appropriately aligned. The Board sets risk appetite for all principal risks to help ensure NatWest Group is well placed to meet its priorities and long- term targets even in challenging economic environments. This supports NatWest Group in remaining resilient and secure as it pursues its strategic business objectives. NatWest Group’s risk profile is frequently reviewed and monitored. Management focus is concentrated on all principal risks as well as the top and emerging risk issues which may correlate to them. Risk profile relative to risk appetite is reported regularly to senior management and the Board. NatWest Group policies directly support the qualitative aspects of risk appetite. They define the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk taking and are consistently applied across NatWest Group and its subsidiaries.

Risk and capital management continued

Risk management framework continued

Identification and measurement

Identification and measurement within the risk management process comprises:

- Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.
- Monitoring of the risks associated with lending and credit exposures.
- Assessment of trading and non-trading portfolios.
- Review of potential risks in new business activities and processes.
- Analysis of potential risks in any complex and unusual business transactions.

The financial and non-financial risks that NatWest Group faces are detailed in its Risk Directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The Risk Directory is subject to annual review to ensure it continues to fully reflect the risks that NatWest Group faces.

Mitigation

Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Emerging risks that could affect future results and performance are also closely monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out.

Testing and monitoring

Targeted risk processes and controls – including controls within the scope of Section 404 of the Sarbanes-Oxley Act 2002 – are subject to independent testing and monitoring.

This activity is carried out to confirm to both internal and external stakeholders – including the Board, senior management, the customer-facing franchises, Internal Audit and NatWest Group's regulators – that such processes and controls are being correctly implemented and operate adequately and effectively. A consistent testing and monitoring methodology is in place across NatWest Group.

Testing and monitoring activity focuses on processes and controls relating to credit risk, financial crime risk, operational resilience, and compliance and conduct risk. However, a range of controls and processes relating to other risk types is also subject to testing and monitoring activity as deemed appropriate within the context of a robust control environment.

The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews.

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of NatWest Group's approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position.

Stress testing includes:

- Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.
- Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	– Identify macro and NatWest Group specific vulnerabilities and risks. – Define and calibrate scenarios to examine risks and vulnerabilities. – Formal governance process to agree scenarios.
Assess impact	– Translate scenarios into risk drivers. – Assess impact to current and projected P&L and balance sheet across NatWest Group.
Calculate results and assess implications	– Aggregate impacts into overall results. – Results form part of the risk management process. – Scenario results are used to inform business and capital plans.
Develop and agree management actions	– Scenario results are analysed by subject matter experts. Appropriate management actions are then developed. – Scenario results and management actions are reviewed by the relevant Executive Risk Committees and Board Risk Committees and agreed by the relevant Boards.

Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.


Stress testing usage within NatWest Group
(1) Strategic financial & capital planning
(2) Risk appetite
(3) Risk monitoring
(4) Risk mitigation
Assess financial performance
Capital adequacy
Earnings volatility
Sector review & credit limit setting
Business vulnerabilities analysis
Tail risk assessment
Early warning indicators
Contingency planning & management actions

NatWest Group plc – Annual Report on Form 20-F 177

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 178 Risk management framework continued Specific areas that involve capital management include:  Strategic financial and capital planning – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.  Risk appetite – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.  Risk monitoring – by monitoring the risks and horizon scanning events that could potentially affect NatWest Group’s financial strength and capital position.  Risk mitigation – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Key risk mitigating actions are documented in NatWest Group’s recovery plan. Reverse stress testing is also carried out in order to identify circumstances that may lead to specific, defined outcomes such as business failure. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully. Capital sufficiency – going concern forward-looking view Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and P&L drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital. A range of future states are tested. In particular, capital requirements are assessed:  Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.  Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined. The potential impact of normal and adverse economic and market conditions on capital requirements is assessed through stress testing, the results of which are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. Stress and peak-to-trough movements are used to help assess the amount of capital NatWest Group needs to hold in stress conditions in accordance with the capital risk appetite framework. Internal assessment of capital adequacy An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward- looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA. The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess NatWest Group’s specific capital requirements through the Pillar 2 framework. Capital allocation NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite. The framework for allocating capital is approved by the CFO with support from the Asset & Liability Management Committee. Governance Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans. Stress testing – liquidity Liquidity risk monitoring and contingency planning A suite of tools is used to monitor, limit and stress test the risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity Condition Indicators are monitored daily. This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning. Internal assessment of liquidity Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table below. Type Description Idiosyncratic scenario The market perceives NatWest Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency. Market-wide scenario A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. NatWest Group is affected under this scenario but no more severely than any other participants with equivalent exposure. Combined scenario This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets. NatWest Group uses the most severe outcome to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 179 Risk management framework continued Stress testing – recovery and resolution planning The NatWest Group recovery plan explains how NatWest Group and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis. The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:  Developing a series of recovery indicators to provide early warning of potential stress events.  Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.  Developing a recovery playbook to provide a concise description of the actions required during recovery.  Detailing a range of options to address different stress conditions.  Appointing dedicated option owners to reduce the risk of delay and capacity concerns. The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group’s financial condition. It is assessed for appropriateness on an ongoing basis and is updated annually. The plan is reviewed and approved by the Board prior to submission to the PRA each year. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International (Holdings) Limited, Ulster Bank Ireland DAC and NatWest Markets N.V.. These plans detail the recovery options, recovery indicators and escalation routes for each entity. Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress event. The results and lessons learnt from the fire drills are used to enhance NatWest Group’s approach to recovery planning. Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report. Resolution would be implemented if NatWest Group was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). A multi-year programme is in place to further develop resolution capability in line with regulatory requirements. Stress testing – market risk Non-traded market risk Non-traded exposures are reported to the PRA on a quarterly basis. This provides the regulator with an overview of NatWest Group’s banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics, including accounting classification, currency and counterparty type. Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress test exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles. Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non- traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Technical Asset & Liability Management Committee. Non-traded market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group. Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability- based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management. Traded market risk NatWest Group carries out regular market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading portfolios. NatWest Group conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 180 Risk management framework continued Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management. Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line. Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross- risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group. Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability- based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management. Internal scenarios During 2021, NatWest Group continuously refined and reviewed a series of internal scenarios – benchmarked against the Bank of England’s illustrative scenario – as the impact of COVID-19 evolved, including actual and potential effects on economic fundamentals. These scenarios included:  The impact of travel restrictions, social distancing policies, self-isolation and sickness on GDP, employment and consumer spending.  The impacts on business investment in critical sectors.  The effect on house prices, commercial real estate values and major project finance.  The effect of government interventions such as the Job Retention Scheme and the Coronavirus Business Interruption Loan Scheme. Applying the macro-scenarios to NatWest Group’s earnings, capital, liquidity and funding positions did not result in a breach of any regulatory thresholds. Internal scenarios were also used to assess the potential impacts of severe weather events on NatWest Group’s operations in the UK and India. Regulatory stress testing In 2021, NatWest Group participated in the regulatory stress tests conducted by the Bank of England following their suspension in 2020 as a result of COVID-19. The scenario was hypothetical in nature and does not represent a forecast of NatWest Group’s future business or profitability. The results of regulatory stress tests are carefully assessed and form part of the wider risk management of NatWest Group. Following the UK’s exit from the European Union on 31 December 2020, only relevant European subsidiaries of NatWest Group will take part in the European Banking Authority stress tests going forward. NatWest Group itself will not participate. NatWest Group also took part in the Bank of England’s Climate Biennial Exploratory Scenario (CBES). This exercise was designed to assess the resilience of the largest UK banks and insurers to the physical and transition risks associated with climate change. The CBES used three 30-year scenarios to explore the risks – Early Action (in which the transition to a net-zero emissions economy gets underway with carbon taxes and associated policies intensifying gradually), Late Action (in which the transition is delayed until 2031, with a sudden increase in the intensity of carbon taxes and climate policy leading to a recession) and No Additional Action (in which no new climate policies are introduced and the physical impacts of climate change are most severe). The Bank of England is expected to publish aggregate findings in 2022 though, given the exploratory nature of the exercise, it will not use CBES to set capital requirements. Bank of England stress test Scenario Designed to assess the resilience of major UK banks to reasonable worst-case stress in the current environment. The severity of the test is related to policymakers’ assessments of risk levels across markets and regions. The 2021 stress test assessed the impact of a severe economic path from 2021 to 2025 on top of the economic shocks arising from the pandemic. The scenario implied a cumulative three-year loss of 37% of 2019 UK GDP and 31% of 2019 global GDP with the UK’s trading partners experiencing severe and synchronised slowdowns, a decline in equity prices and a rise in bond spreads. The scenario also included a 33% fall in UK residential property prices and a rise in UK unemployment of 5.6 percentage points to peak at 11.9%. The stress was based on an end-of-2020 balance sheet starting position. Results Under the 2021 Bank of England solvency stress test, on an IFRS 9 transitional basis, the CET1 ratio reached a low point of 10.4%. This was above the reference rate of 7%. Tier 1 leverage ratio was projected to be 4.4% under stress. This was above the reference rate of 3.6% On an IFRS 9 non-transitional basis, the CET1 ratio reached a low point of 10.3%. This was above the reference rate of 7%. Tier 1 leverage ratio was projected to be 4.4% under stress. This was above the reference rate of 3.6% What does this mean? The 2021 Bank of England solvency stress result demonstrated that the balance sheet continues to be robust with a strong capital position.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 181 Credit risk Definition (audited) Credit risk is the risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts. Sources of risk (audited) The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities. Key developments in 2021  The outlook for credit risk and asset quality improved during 2021 with the economic recovery from the disruption caused by COVID-19 being faster than initially forecast.  The overall expected credit loss (ECL) decreased materially as a result, with lower than expected defaults and exposures moving from Stage 2 into Stage 1. Stage 3 ECL charges remained low, reflecting the effect of government support schemes mitigating against defaults.  In Personal, lending criteria and underwriting standards, which had been tightened during 2020 in response to COVID-19, were selectively relaxed as economic conditions improved and portfolio performance stabilised following the conclusion of payment holidays.  In Wholesale, sector specific risk appetite continued to be closely monitored and appropriately adjusted during the year for those sectors most affected by COVID-19. As in Personal, a selective relaxation of lending criteria and underwriting standards was possible as economic conditions improved and portfolio performance stabilised.  NatWest Group continued to progress embedding climate change considerations in credit assessment and monitoring, including scenario analysis to assess the materiality of climate change risks. For further information refer to the 2021 Climate-related disclosures report. Governance (audited) The Credit Risk function provides oversight and challenge of frontline credit risk management activities. Governance activities include:  Defining credit risk appetite measures for the management of concentration risk and credit policy to establish the key causes of risk in the process of providing credit and the controls that must be in place to mitigate them.  Approving and monitoring operational limits for business segments and credit limits for customers.  Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that controls are being operated adequately and effectively.  Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.  Development and approval of credit grading models. Risk appetite Credit risk appetite aligns to the strategic risk appetite set by the Board and is set and monitored through risk appetite frameworks tailored to NatWest Group’s Personal and Wholesale segments. Personal The Personal credit risk appetite framework sets limits that control the quality and concentration of both existing and new business for each relevant business segment. These risk appetite measures consider the segments’ ability to grow sustainably and the level of losses expected under stress. Credit risk is further controlled through operational limits specific to customer or product characteristics. Wholesale For Wholesale credit, the framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits. Four formal frameworks are used, classifying, measuring and monitoring credit risk exposure across single name, sector and country concentrations and product and asset classes with heightened risk characteristics. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate. Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls. Identification and measurement Credit stewardship (audited) Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management. Asset quality (audited) All credit grades map to an asset quality (AQ) scale, used for financial reporting. This AQ scale is based on Basel probability of defaults. Performing loans are defined as AQ1-AQ9 (where the probability of default (PD) is less than 100%) and defaulted non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%). Loans are defined as defaulted when the payment status becomes 90 days past due, or earlier if there is clear evidence that the borrower is unlikely to repay, for example bankruptcy or insolvency. Counterparty credit risk Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions. NatWest Group mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by NatWest Group to a counterparty to be netted against amounts the counterparty owes NatWest Group. Mitigation Mitigation techniques, as set out in the appropriate credit policies and transactional acceptance standards, are used in the management of credit portfolios across NatWest Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 182 Credit risk continued Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE). The valuation methodologies for collateral in the form of residential mortgage property and CRE are detailed below. Residential mortgages – NatWest Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. NatWest Group values residential property individually during the loan underwriting process, either by obtaining an appraisal by a suitably qualified appraiser (for example, Royal Institution of Chartered Surveyors (RICS)) or using a statistically valid model. In both cases, a sample of the valuation outputs are periodically reviewed by an independent RICS qualified appraiser. NatWest Group updates residential property values quarterly using the relevant residential property index namely: Region Index used UK (including Northern Ireland) Office for National Statistics House Price Index Republic of Ireland Central Statistics Office Residential Property Price Index The current indexed value of the property is a component of the ECL provisioning calculation. Commercial real estate valuations – NatWest Group has an actively managed panel of chartered surveying firms that cover the spectrum of geography and property sectors in which NatWest Group takes collateral. Suitable RICS registered valuers for particular assets are typically contracted through a service agreement to ensure consistency of quality and advice. Valuations are generally commissioned when an asset is taken as security; a material increase in a facility is requested; or a default event is anticipated or has occurred. In the UK, an independent third-party market indexation is applied to update external valuations once they are more than a year old and every three years, a formal independent valuation review is commissioned. In the Republic of Ireland, assets are revalued in line with the Central Bank of Ireland threshold requirements, which permits indexation for lower value residential assets, but demands regular valuations for higher value assets. Assessment and monitoring Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Wholesale portfolios. Personal Personal customers are served through a lending approach that entails offering a large number of small-value loans. To ensure that these lending decisions are made consistently, NatWest Group analyses internal credit information as well as external data supplied by credit reference agencies (including historical debt servicing behaviour of customers with respect to both NatWest Group and other lenders). NatWest Group then sets its lending rules accordingly, developing different rules for different products. The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual. Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth. The actual performance of each portfolio is tracked relative to operational limits. The limits apply to a range of credit risk-related measures including projected credit default rates across products and the loan-to- value (LTV) ratio of the mortgage portfolios. Where operational limits identify areas of concern management action is taken to adjust credit or business strategy. Wholesale Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected. A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction. Credit approvals are subject to environmental, social and governance risk policies which restrict exposure to certain highly carbon intensive industries as well as those with potentially heightened reputational impacts. Customer specific climate risk commentary is now mandatory. In response to COVID-19, a new framework was introduced to categorise clients in a consistent manner across the Wholesale portfolio, based on the effect of COVID-19 on their financial position and outlook in relation to the sector risk appetite. This framework has been retained and updated to consider viability impacts beyond those directly related to COVID-19 and classification via the framework is now mandatory and must be refreshed annually. The framework extends to all Wholesale borrowing customers and supplements the Risk of Credit Loss framework in assessing whether customers exhibit a SICR, if support is considered to be granting forbearance and the time it would take for customers to return to operating within transactional acceptance standards. Tailored approaches were also introduced for business banking, commercial real estate and financial institution customers. For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules. Such credit decisions must be within the approval authority of the relevant business approver. For all other transactions, credit is only granted to customers following joint approval by an approver from the business and the credit risk function or by two credit officers. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities Framework Policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority. Both business and credit approvers are accountable for the quality of each decision taken, although the credit risk approver holds ultimate sanctioning authority. Transactional acceptance standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 183 Credit risk continued Credit grades (PD) and loss given default (LGD) are reviewed and if appropriate reapproved annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk. Problem debt management Personal Early problem identification Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using NatWest Group data, and external using information from credit reference agencies. Proactive contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer’s financial position deteriorating which may then require intervention from the Collections and Recoveries teams. Personal customers experiencing financial difficulty are managed by the Collections team. If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the collections and recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular process and supported by a specialist team to ensure the customer receives appropriate support for their circumstances. Collections When a customer exceeds an agreed limit or misses a regular monthly payment the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not regularised then, where appropriate, the Collections team will become more involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and ‘breathing space’. In the event that an affordable/sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team. For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due or has an interest non-accrual status, in which case it is categorised as Stage 3. In the Republic of Ireland, the relationship may pass to a specialist support team prior to any transfer to recoveries, depending on the outcome of customer financial assessment. Recoveries The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and, under IFRS 9, categorised as Stage 3. Wholesale Early problem identification Each segment and sector have defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Risk of Credit Loss framework. Risk of Credit Loss framework The framework focuses on Wholesale customers whose credit profiles have deteriorated materially since origination. Expert judgment is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to NatWest Group. There are two classifications in the framework that apply to non-defaulted customers – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures subject to the framework are categorised as Stage 2 and subject to a lifetime loss assessment. The framework also applies to those customers that have met NatWest Group’s default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes. Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within NatWest Group’s current risk appetite prior to maturity. Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to NatWest Group in the next 12 months should mitigating action not be taken or not be successful. Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. Actions include a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring. Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures are regularly reviewed by a Risk of Credit Loss forum. The forum members are experienced credit, business and restructuring specialists. The purpose of the forum is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to NatWest Group.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 184 Credit risk continued Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (refer to Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum. Other potential outcomes of the relationship review are to: remove the customer from the Risk of Credit Loss framework, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship. The Risk of Credit Loss framework does not apply to problem debt management for business banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the business banking recoveries team where a loan has been impaired. Restructuring Where customers are categorised as Risk of Credit Loss and the lending exposure is above £1 million, relationships are supported by the Restructuring team. The objective of Restructuring is to protect NatWest Group’s capital. Restructuring does this by working with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered. Helping the customer return to financial health and restoring a normal banking relationship is always the preferred outcome, however, where a solvent outcome is not possible, insolvency may be considered as a last resort. Restructuring will always aim to recover capital fairly and efficiently. Throughout Restructuring’s involvement, the mainstream relationship manager will remain an integral part of the customer relationship. Restructuring’s work helps NatWest Group remain safe and sustainable, contributing to its ability to champion potential. Forbearance (audited) Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties. The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance. A credit exposure may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. Loans are reported as forborne until they meet the exit criteria as detailed in the appropriate regulatory guidance. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due. Types of forbearance Personal In the Personal portfolio, forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears and, in the Republic of Ireland only, temporary interest-only or partial capital and interest arrangements. Forbearance support is provided for both mortgages and unsecured lending. Wholesale In the Wholesale portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for- equity swaps. Monitoring of forbearance Personal For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance. Wholesale In the Wholesale portfolio, customer PDs and facility LGDs are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, NatWest Group will consider other options such as the enforcement of security, insolvency proceedings or both, although these are options of last resort. Provisioning requirements on forbearance are detailed in the Provisioning for forbearance section. Credit grading models Credit grading models is the collective term used to describe all models, frameworks and methodologies used to calculate PD, exposure at default (EAD), LGD, maturity and the production of credit grades. Credit grading models are designed to provide:  An assessment of customer and transaction characteristics.  A meaningful differentiation of credit risk.  Accurate internal default rate, loss and exposure estimates that are used in the capital calculation or wider risk management purposes. Impairment, provisioning and write-offs (audited) In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality. NatWest Group’s IFRS 9 provisioning models, which use existing Basel models as a starting point, incorporate term structures and forward-looking information. Regulatory conservatism within the Basel models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 185 Credit risk continued Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to model application: Model build:  The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing models which are reviewed annually).  The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for exposures in Stage 2. Model application:  The assessment of the SICR and the formation of a framework capable of consistent application.  The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).  The choice of forward-looking economic scenarios and their respective probability weights. Refer to Accounting policy 11 for further details. IFRS 9 ECL model design principles (audited) Modelling of ECL for IFRS 9 follows the conventional approach to divide the estimation of credit losses into its component parts of PD, LGD and EAD. To meet IFRS 9 requirements, the PD, LGD and EAD parameters differ from their Pillar 1 internal ratings based counterparts in the following aspects:  Unbiased – material regulatory conservatism has been removed from IFRS 9 parameters to produce unbiased estimates.  Point-in-time – IFRS 9 parameters reflect actual economic conditions at the reporting date instead of long-run average or downturn conditions.  Forward-looking – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflect forward- looking economic conditions.  Lifetime measurement – IFRS 9 PD, LGD and EAD are provided as multi-period term structures up to exposure lifetimes instead of over a fixed one-year horizon. IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the PD over the remaining lifetime at the reporting date) and the equivalent lifetime PD as determined at the date of initial recognition. For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. PD estimates Personal models Personal PD models use the Exogenous, Maturity and Vintage (EMV) approach to model default rates. The EMV approach separates portfolio default risk trends into three components: vintage effects (quality of new business over time), maturity effects (changes in risk relating to time on book) and exogenous effects (changes in risk relating to changes in macro-economic conditions). The EMV methodology has been widely adopted across the industry because it enables forward- looking economic information to be systematically incorporated into PD estimates. Wholesale models Wholesale PD models use a point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in- time estimates that reflect economic conditions at the reporting date. The framework utilises credit cycle indices (CCIs) for a comprehensive set of region/industry segments. Further detail on CCIs is provided in the Economic loss drivers section. One year point-in-time PDs are extended to forward-looking lifetime PDs using a conditional transition matrix approach and a set of econometric forecasting models. LGD estimates The general approach for the IFRS 9 LGD models is to leverage corresponding Basel LGD models with bespoke adjustments to ensure estimates are unbiased and, where relevant, forward- looking. Personal Forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios. Wholesale Forward-looking economic information is incorporated into LGD estimates using the existing CCI framework. For low default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon. EAD estimates Personal The IFRS 9 Personal modelling approach for EAD is dependent on product type.  Revolving products use the existing Basel models as a basis, with appropriate adjustments incorporating a term structure based on time to default.  Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.  There is no EAD model for Personal loans. Instead, debt flow (i.e. combined PD x EAD) is modelled directly. Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Personal portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates). Wholesale For Wholesale, EAD values are projected using product specific credit conversion factors (CCFs), closely following the product segmentation and approach of the respective Basel model. However, the CCFs are estimated over multi-year time horizons and contain no regulatory conservatism or downturn assumptions. No explicit forward-looking information is incorporated, on the basis of analysis showing the temporal variation in CCFs is mainly attributable to changes in exposure management practices rather than economic conditions.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 186 Credit risk continued Governance and post model adjustments (audited) The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below):  Deferred model calibrations – ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable due to the influence of government support schemes. As a consequence, any potential ECL release was deferred and retained on the balance sheet.  Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with multiple economic scenarios (also for 2020) and credit outcomes as a result of the effect of COVID-19 and the consequences of government support schemes. In both cases, management judged that additional ECL was required until further credit performance data became available on the behavioural and loss consequences of COVID-19.  Other adjustments – ECL adjustments where it was judged that the modelled ECL required to be amended. Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends, particularly with more observable outcomes from the unwinding of COVID-19 support schemes. A key part of the assessment is also understanding the current levels of ECL coverage (portfolio by portfolio) against pre- COVID-19 levels, recognising changes in franchise portfolio/sector mix. ECL post model adjustments The table below shows ECL post model adjustments. Retail Banking Wholesale Ulster Bank RoI Mortgages Other Commercial Other Mortgages Other Total 2021 £m £m £m £m £m £m £m Deferred model calibrations 58 97 62 — — 2 219 Economic uncertainty 60 99 373 23 6 23 584 Other adjustments 37 — 2 3 156 — 198 Total 155 196 437 26 162 25 1,001 Of which: - Stage 1 9 5 13 2 4 1 34 - Stage 2 126 164 424 24 7 26 771 - Stage 3 20 27 — — 151 (2) 196 2020 Deferred model calibrations 25 9 13 — — 2 49 Economic uncertainty 79 79 526 18 113 63 878 Other adjustments 20 — 19 3 26 — 68 Total 124 88 558 21 139 65 995 Of which: - Stage 1 21 8 37 2 15 — 83 - Stage 2 93 78 521 19 47 65 823 - Stage 3 10 2 — — 77 — 89 (1) 2021 data excludes £49 million of post model adjustments (mortgages – £4 million; other – £45 million) for Ulster Bank RoI disclosed as discontinued operations. While in aggregate the post model adjustments have only seen a modest increase since 31 December 2020, there was an increase on the proportion of ECL and notable shifts across and within categories. These reflect:  Changes in profile in Ulster Bank RoI to reflect both the portfolio performance and the strategic shift to exit the market.  A modest reduction in the judgmental uncertainty post model adjustments in the Wholesale portfolios, which was directionally in line with the portfolio quality and some reduction in uncertainty about recovery in affected sectors in the economy.  In the Retail Banking portfolio, to reflect a risk that default levels were being unsustainably suppressed due to the various temporary government led support schemes (with the sustainability requiring further outcome data), management effected a hold back of further modelled releases judgmentally through the deferred model calibrations category. Retail Banking – The post model adjustment for deferred model calibrations increased to £155 million from £34 million at 31 December 2020. This reflected management’s continued judgment that the implied ECL decreases that continued to manifest themselves through the standard PD model monitoring process during the year, were not fully supportable. Management retained this view on the basis that underlying portfolio performance is believed to be underpinned by government support schemes and further outcome data is required on the level of default suppression.

Risk and capital management continued

Credit risk continued

The post model adjustment for economic uncertainty remained elevated at £159 million. The total included an ECL uplift of £26 million on a subset of customers who had accessed payment holiday support where their risk profile was identified as relatively high risk. In addition, NatWest Group continued to retain a holdback of a modelled ECL release of £69 million, again due to the delayed default emergence reflective of the various customer support schemes (£15 million related to mortgages and £54 million related to unsecured lending). The year end overlay position also included an ECL uplift on buy-to-let mortgages of £12 million to mitigate the risk of a disproportionate credit deterioration in challenging economic circumstances.

Other judgmental overlays increased due to the introduction of a new post model adjustment of £14 million to capture the impact of potential cladding risk in the portfolio.

Commercial Banking – The post model adjustment for economic uncertainty reduced from £526 million to £373 million during the year. It included an overlay of £328 million (£360 million across NatWest Group's Wholesale portfolio) reflecting continued concern that the unprecedented nature of COVID-19 might indicate that default level may be higher in future periods above that currently expected. In addition, it reflected a risk that government support schemes during COVID-19 could have suppressed defaults that may materialise in future periods above expected default levels. The reduction during the year was mainly due to a sustained improvement in underlying credit metrics which resulted in a decrease in Stage 2 assets and reduced levels of uncertainty around economic outcome. The post model adjustment also included an overlay of £7 million in respect of elevated concerns around borrowers' ability to refinance facilities at the end of the contractual term.

The post model adjustment for deferred model calibrations on the business banking portfolio increased to £62 million during the year. This reflected management's judgment that the continued beneficial modelling impact, and implied ECL decrease, remained unsupportable while portfolio performance was being underpinned by the various support schemes.

Other adjustments included an overlay of £2 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR. This reduced from £19 million at 31 December 2020, mainly as a result of a significantly reduced Stage 2 population and lower defaults across the portfolio.

Ulster Bank RoI – Similar to Commercial Banking, the post model adjustment for economic uncertainty included an adjustment of £12 million reflecting concerns that the unprecedented nature of COVID-19 could result in longer debt recovery periods and lower values than history suggested. It also included an adjustment of £9 million deferring the benefits of improvements in economic forecasts given ongoing uncertainty as well as an adjustment of £9 million in the SME portfolio, reflective of the elevated risk for this sector. Other judgmental overlays increased to £156 million from £26 million reflected management opinion that continuing actions on the phased withdrawal of Ulster Bank RoI from the Irish market will lead to higher, and/or earlier, crystallisation of losses.

Other – The post model adjustments held in other businesses were for similar reasons as those described above.

Significant increase in credit risk (SICR)
(audited)

Exposures that are considered significantly credit deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). NatWest Group has adopted a framework to identify deterioration based primarily on relative movements in lifetime PD supported by additional qualitative backstops. The principles applied are consistent across NatWest Group and align to credit risk management practices, where appropriate.

The framework comprises the following elements:

- IFRS 9 lifetime PD assessment (the primary driver) – on modelled portfolios, the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount, deterioration is assumed to have occurred and the exposure transferred into Stage 2 for a lifetime loss assessment. For Wholesale, a doubling of PD would indicate a SICR subject to a minimum PD uplift of 0.1%. For Personal portfolios, the criteria vary by risk band, with lower risk exposures needing to deteriorate more than higher risk exposures, as outlined in the following table:

Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
Risk band A	<0.762%	PD@DOIR + 1%
Risk band B	<4.306%	PD@DOIR + 3%
Risk band C	>=4.306%	1.7 x PD@DOIR

- Qualitative high-risk backstops – the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Wholesale exposures managed within the Risk of Credit Loss framework, and adverse credit bureau results for Personal customers. Where a Personal customer was granted a payment holiday (also referred to as a payment deferral) in response to COVID-19, they were not automatically transferred into Stage 2. However, a subset of Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2 (if not in Stage 2 already). Any support provided beyond completion of the second payment holiday was considered forbearance.
- Persistence (Personal and business banking customers only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. The persistence rule is applied to PD driven deterioration only.

NatWest Group plc – Annual Report on Form 20-F 187

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 188 Credit risk continued The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:  Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.  Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.  Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio. Provisioning for forbearance (audited) Personal The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions. Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so. The loan would continue to be reported as forborne until it meets the exit criteria set out by the appropriate regulatory guidance. Additionally, for some forbearance types, a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (Retail Banking collections function). For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment. Where the forbearance treatment includes the cessation of interest on the customer balance (i.e. non-accrual), this will be treated as a Stage 3 default. For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans. In the absence of any other forbearance or SICR triggers, customers granted COVID-19 related payment holidays were not considered forborne. However, any support provided beyond completion of a second payment holiday is considered forbearance. Wholesale Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer’s financial position and prospects – as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision increase is required. Wholesale loans granted forbearance are individually credit assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment. Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This difference will lead to a customer being classified as non- performing. In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted. The transfer of Wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off or released and the balance of the loan returned to performing status. This is not dependent on a specified time period and follows the credit risk manager’s assessment. Customers seeking COVID-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who were assessed as having the ability in the medium term post-COVID-19 to be viable and meet credit appetite metrics, were not considered to have been granted forbearance. Asset lifetimes (audited) The choice of initial recognition and asset duration is another critical judgment in determining the quantum of lifetime losses that apply.  The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR as detailed above.  For asset duration, the approach applied (in line with IFRS 9 requirements) is:  Term lending – the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected prepayment and amortisation).  Revolving facilities – for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For Wholesale portfolios, asset duration is based on annual customer review schedules and will be set to the next review date. In the case of credit cards, the most significant judgment is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re- origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped the ECL impact is estimated at approximately £70 million (2020 – £110 million). However, credit card balances originated under the 0% balance transfer product, and representing approximately 13% of performing card balances, have their ECL calculated on a behavioural lifetime approach as opposed to being capped at a maximum of three years. The capped approach reflects NatWest Group practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe, durations are shorter and are, in some cases, as low as one year.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 189 Credit risk continued Economic loss drivers (audited) Introduction The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic factors, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment. The most material economic loss drivers are shown in the table below. Portfolio Economic loss drivers UK retail mortgages UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income UK retail unsecured UK unemployment rate, sterling swap rate, UK household debt to income UK large corporates World GDP, UK unemployment rate, sterling swap rate, stock price index UK commercial UK GDP, UK unemployment rate, sterling swap rate UK commercial real estate UK GDP, UK commercial property price index, sterling swap rate, stock price index RoI retail mortgages RoI unemployment rate, European Central Bank base rate, RoI house price index (1) This is not an exhaustive list of economic loss drivers but shows the most material drivers for the most significant portfolios. Economic scenarios At 31 December 2021, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected a range of outcomes for the path of COVID-19 as well as recovery, and the associated effects on labour and asset markets. The four economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption i.e. that after reaching their worst forecast position the CCIs start to gradually revert to their long-run average of zero. Upside – This scenario assumes a very strong recovery through 2022 as consumers dip into excess savings built up over the last two years. The labour market remains resilient, with the unemployment rate falling below pre-COVID-19 levels. Inflation is higher than the base case but eventually comes back close to the target. The strong economic recovery enables tightening to be quicker than the base case. The housing market continues its recent strong performance. Base case – COVID-19 related risks remain contained. After a strong recovery in 2021, the growth moderates in 2022. Most of the furloughed workers can go back to their existing job or find a new job very quickly, with the unemployment rate reaching 4.1% by the end of 2022. Inflation initially increases but retreats over 2022. Interest rates are raised, starting in early 2022. There is a gradual cool down in the housing market but activity is still at healthy levels. Downside – This scenario assumes a reversal in recovery as inflation build up leads to a lessening of expectations. Interest rates are raised aggressively to counter the inflation risks. However, starting in 2023, the interest hikes are reversed to assist the recovery. Unemployment is higher than the base case and there is a modest decline in house prices. Extreme downside – This scenario assumes a resurgence of COVID-19 related risks. There is a renewed downturn with declines in consumer spending and business investment. Interest rates are reduced into negative territory to -0.5%. There is wide- spread job shedding in the labour market while asset prices see deep corrections, with housing market falls higher than those seen during previous episodes. The recovery is tepid throughout the five-year period, meaning only a gradual decline in joblessness. The approach of using four scenarios is similar to that as at 31 December 2020. Previously, NatWest Group used five discrete scenarios to characterise the distribution of risks in the economic outlook. For 2021, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price falls and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Risk and capital management continued

Credit risk continued

Economic loss drivers (audited)

The tables and commentary below provide details of the key economic loss drivers under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the main macroeconomic variables table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The house price index and commercial real estate figures show the total change in each asset over five years.

Main macroeconomic variables

	2021				2020			
Five-year summary	Upside %	Base case %	Downside %	Extreme downside %	Upside %	Base case %	Downside %	Extreme downside %
UK								
GDP - CAGR	2.4	1.7	1.4	0.6	3.6	3.1	2.8	1.3
Unemployment - average	3.5	4.2	4.8	6.7	4.4	5.7	7.1	9.7
House price index - total change	22.7	12.1	4.3	(5.3)	12.5	7.6	4.4	(19.0)
Bank of England base rate - average	1.5	0.8	0.7	(0.5)	0.2	—	(0.1)	(0.5)
Commercial real estate price - total change	18.2	7.2	5.5	(6.4)	4.3	0.7	(12.0)	(31.5)
Republic of Ireland								
GDP - CAGR	4.4	3.7	2.9	1.6	4.2	3.5	3.0	1.6
Unemployment - average	4.2	5.2	6.8	9.3	5.6	7.5	9.3	11.2
House price index - total change	30.3	23.4	16.3	4.6	21.0	13.3	6.8	(7.0)
European Central Bank base rate - average	0.8	0.1	0.2	—	0.1	—	—	—
World GDP - CAGR	3.5	3.2	2.6	0.6	3.5	3.4	2.9	2.8
Probability weight	30.0	45.0	20.0	5.0	20.0	40.0	30.0	10.0

(1) The five year period starts after Q3 2021 for 2021 and Q3 2020 for 2020.
(2) The Republic of Ireland unemployment rate in the table above and the tables that follow corresponds to the mid-point of the Irish Central Statistics Office lower and upper bound unemployment rate measures.

Probability weightings of scenarios

NatWest Group's approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. The scale of the economic impact of COVID-19 and the range of recovery paths necessitates a change of approach to assigning probability weights from that used in recent updates. Prior to 2020, GDP paths for NatWest Group's scenarios were compared against a set of 1,000 model runs, following which a percentile in the distribution was established that most closely corresponded to the scenario.

Instead, NatWest Group has subjectively applied probability weights, reflecting expert views within NatWest Group. The probability weight assignment was judged to present good coverage to the central scenarios and the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 30% weighting was applied to the upside scenario, a 45% weighting applied to the base case scenario, a 20% weighting applied to the downside scenario and a 5% weighting applied to the extreme downside scenario. NatWest Group assessed the downside risk posed by COVID-19 to be diminishing over the course of 2021, with the vaccination roll-out and positive economic data being observed since the gradual relaxing of lockdown restrictions.

NatWest Group therefore judged it was appropriate to apply a higher probability to upside-biased scenarios than at 31 December 2020. However, compared to 31 December 2020, the base case has a higher weight reflecting reduction in uncertainty as the path of economy recovery became clearer.

The 25% weighting to the two downside scenarios gives appropriate consideration to the threats posed to the recovery, including inflation, supply and COVID-19-related risks. Balanced against that is the adaptability of the UK economy to successive waves of COVID-19, and the resilience of labour and asset markets. The potential for further better than expected outcomes is reflected in the 30% probability weighting applied to the upside scenario.

NatWest Group plc – Annual Report on Form 20-F 190

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 191 Credit risk continued Economic loss drivers 75 80 85 90 95 100 105 110 115 Q4 2019 Q4 2020 Q4 2021 Q4 2022 Q4 2023 Q4 2024 Q4 2025 Q4 2026 UK gross domestic product Upside Base Downside Extreme downside -0.75 -0.50 -0.25 0.00 0.25 0.50 0.75 1.00 1.25 1.50 1.75 2.00 Q4 2019 Q4 2020 Q4 2021 Q4 2022 Q4 2023 Q4 2024 Q4 2025 Q4 2026 % Bank of England base rate Upside Base Downside Extreme downside

Risk and capital management continued

Credit risk continued

Economic loss drivers (audited)

Annual figures

GDP - annual growth

UK	Upside %	Base case %	Downside %	Extreme downside %
2021	7.0	7.0	7.0	7.0
2022	8.1	5.0	1.5	(3.6)
2023	2.1	1.6	2.4	4.1
2024	1.2	0.9	1.6	1.2
2025	1.2	1.3	1.4	1.4
2026	1.2	1.5	1.6	1.5

Republic of Ireland	Upside %	Base case %	Downside %	Extreme downside %
2021	15.1	15.1	15.1	15.1
2022	8.9	6.8	2.9	(4.9)
2023	5.8	4.1	3.8	5.3
2024	3.0	3.1	3.3	3.1
2025	2.9	3.1	3.1	3.2
2026	2.8	2.7	2.7	3.1

Unemployment rate - annual average

UK	Upside %	Base case %	Downside %	Extreme downside %
2021	4.6	4.6	4.6	4.6
2022	3.5	4.1	5.1	8.3
2023	3.3	4.0	5.2	8.8
2024	3.4	4.1	4.7	6.6
2025	3.4	4.2	4.5	5.2
2026	3.6	4.2	4.5	4.9

Republic of Ireland	Upside %	Base case %	Downside %	Extreme downside %
2021	11.2	11.2	11.2	11.2
2022	4.5	5.5	8.8	13.7
2023	4.1	5.3	7.2	10.2
2024	4.0	5.1	6.3	8.4
2025	4.0	5.0	5.7	7.5
2026	4.0	5.0	5.5	7.0

House price index - four quarter growth

UK	Upside %	Base case %	Downside %	Extreme downside %
2021	6.9	6.9	6.9	6.9
2022	7.9	1.6	(2.9)	(20.4)
2023	4.2	1.6	(0.2)	(2.6)
2024	3.1	2.9	1.7	13.0
2025	3.0	2.7	3.0	4.7
2026	3.0	2.7	3.0	3.6

Republic of Ireland	Upside %	Base case %	Downside %	Extreme downside %
2021	12.9	12.9	12.9	12.9
2022	12.2	5.1	(3.3)	(17.8)
2023	3.4	4.0	2.0	(4.7)
2024	2.6	3.3	4.1	16.1
2025	3.4	3.4	5.9	6.8
2026	3.3	3.0	4.4	4.9

Commercial real estate price - four quarter growth

UK	Upside %	Base case %	Downside %	Extreme downside %
2021	8.4	8.4	8.4	8.4
2022	10.2	4.4	(2.7)	(29.8)
2023	3.4	1.9	4.2	17.2
2024	1.7	0.2	1.7	5.2
2025	0.6	(0.8)	0.3	3.5
2026	(0.8)	(0.8)	(0.2)	3.2

Bank of England base rate - annual average

UK	Upside %	Base case %	Downside %	Extreme downside %
2021	0.10	0.10	0.10	0.10
2022	1.02	0.63	1.06	(0.40)
2023	1.58	1.00	1.06	(0.50)
2024	1.75	1.00	0.50	(0.50)
2025	1.75	0.90	0.50	(0.50)
2026	1.75	0.75	0.50	(0.50)

Worst points

	31 December 2021				31 December 2020			
	Downside		Extreme downside		Downside		Extreme downside	
UK	%	Quarter	%	Quarter	%	Quarter	%	Quarter
GDP	(1.8)	Q1 2022	(7.9)	Q1 2022	(5.1)	Q1 2021	(10.4)	Q1 2021
Unemployment rate (peak)	5.4	Q1 2023	9.4	Q4 2022	9.4	Q4 2021	13.9	Q3 2021
House price index	(3.0)	Q3 2023	(26.0)	Q2 2023	(11.2)	Q2 2021	(32.0)	Q4 2021
Commercial real estate price	(2.5)	Q1 2022	(29.8)	Q3 2022	(28.9)	Q2 2021	(40.4)	Q2 2021
Bank of England base rate	1.5	Q4 2022	(0.5)	Q2 2022	(0.1)	Q3 2021	(0.5)	Q1 2021
Republic of Ireland								
GDP	(0.7)	Q1 2022	(8.9)	Q2 2022	(5.5)	Q1 2021	(13.8)	Q1 2021
Unemployment rate (peak)	9.4	Q2 2022	15.1	Q2 2022	16.5	Q2 2020	18.1	Q4 2020
House price index	(0.1)	Q4 2022	(25.1)	Q2 2023	(13.3)	Q3 2021	(27.0)	Q4 2021

(1) For the unemployment rate, the figures show the peak levels. For the Bank of England base rate, the figures show highest or lowest levels. For other parameters, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q3 2021 for 31 December 2021 scenarios.

NatWest Group plc – Annual Report on Form 20-F 192

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 193 Credit risk continued Economic loss drivers (audited) Use of the scenarios in Personal lending Personal lending follows a discrete scenario approach. The PD and LGD values for each discrete scenario are calculated using product specific econometric models. Each account has a PD and LGD calculated as probability weighted averages across the suite of economic scenarios. Use of the scenarios in Wholesale lending The Wholesale lending ECL methodology is based on the concept of credit cycle indices (CCIs). The CCIs represent, similar to the exogenous component in Personal, all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long- run average levels, a positive CCI value corresponds to loss rates below long run average levels and a negative CCI value corresponds to loss rates above long-run average levels. The four economic scenarios are translated into forward- looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption i.e. that after one to two years into the forecast horizon the CCIs start to gradually revert to their long-run average of zero. Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection. The rationale for the Wholesale approach is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone. Business banking, while part of the Wholesale segment, for reporting purposes, utilises the Personal lending rather than the Wholesale lending methodology. UK economic uncertainty Treatment of COVID-19 relief mechanisms Use of COVID-19 relief mechanisms (for example, payment holidays, CBILS and BBLS) does not automatically merit identification of a SICR and trigger a Stage 2 classification in isolation. However, a subset of Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk continue to be collectively migrated into Stage 2 (if not already captured by other SICR criteria). For Wholesale customers, NatWest Group continues to provide support, where appropriate, to existing customers. Those who are deemed either (a) to require a prolonged timescale to return to within NatWest Group’s risk appetite, (b) not to have been viable pre-COVID-19, or (c) not to be able to sustain their debt once COVID-19 is over, will trigger a SICR and, if concessions are sought, be categorised as forborne, in line with regulatory guidance. Payment holiday extensions beyond an aggregate of 12 months in an 18 month period to cover continuing COVID-19 business interruption are categorised as forbearance, including for customers where no other SICR triggers are present. In February 2021, the British Business Bank announced details of Pay As You Grow (PAYG) options for borrowers of BBLS. The scheme options include the extension of lending terms, periods of reduced repayments and six month payment holidays. PAYG options are a feature of BBLS rather than a concession granted by NatWest Group. It is therefore not automatically considered significant credit deterioration and a Stage 2 trigger. NatWest Group relies on both customer attestations and existing credit monitoring procedures to identify significant financial difficulty. Should signs of financial stress be identified, a review is performed. If credit deterioration is confirmed, existing problem debt management journeys are followed and forbearance (if a concession is granted) is marked in line with existing processes. This will result in Stage 2 transfer.

Risk and capital management continued

Credit risk continued

Economic loss drivers (audited)

Model monitoring and enhancement

The severe economic impact from COVID-19 and the ensuing government support schemes have disrupted the normal relationships between key economic loss drivers and credit outcomes. While most government support schemes have now been phased out and economic conditions are normalising, the effect of this disruption is still evident in model monitoring and accounted for in judgments applied to the use and recalibrations of models.

Most significantly, latest PD model monitoring shows general overprediction across all key portfolios, i.e., observed default rates still at or even below pre-COVID-19 levels despite increased PD estimates from a deterioration in several key economic variables. Model recalibrations to adjust for this overprediction have been deferred based on the judgment that default rate actuals are distorted due to government support.

In addition, to account for residual model uncertainty and the risk of eventual default emergence hitherto supressed by government support, lag assumptions of up to 12 months are applied in the models. These assumptions are consistent with and unchanged from previous disclosures in 2021, although their effective impact gradually reduces over time.

Industry sector detail – Wholesale only

The economic impact of COVID-19 is highly differentiated by industry sector, with hospitality and other contact-based leisure, service, travel and passenger transport activities significantly more affected than the overall economy. On the other hand, the corporate and commercial econometric forecasting models used in Wholesale are sector agnostic. Sector performance was monitored throughout the year and additional post model adjustments were recognised where a risk of higher than expected future default levels, including their timing and value, was identified.

Scenario sensitivity – Personal only

For the Personal lending portfolio, the forward-looking components of the IFRS 9 PD models continue to be modified, leveraging existing econometric models used in stress testing to ensure that PDs appropriately reflect the forecasts for unemployment and house prices in particular.

Additionally, post model ECL adjustments were made in Personal to account for known model weaknesses pre-dating COVID-19, pending the systematic re-development of the underlying models.

Government guarantees

In April 2021, the UK government launched the Recovery Loan Scheme, replacing previous support schemes which are now closed. Consistent with CBILS and the Coronavirus Large Business Interruption Loan Scheme (CLBILS), the government guarantee is 80%. NatWest Group recognises lower LGDs for these lending products as a result, with 0% applied to the government-guaranteed part of the exposure. NatWest Group does not directly adjust the measurement of PD due to the government guarantee and continues to move exposures into Stage 2 and Stage 3 where a significant deterioration in credit risk or a default is identified.

Wholesale support schemes*

The table below shows the sector split for the Bounce Back Loan Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross Carrying Amount					
				Of which:		
	BBL	Associated debt	BBL and associated debt	Stage 1	Stage 2	Stage 3
31 December 2021	£m	£m	£m	£m	£m	£m
Wholesale						
Property	1,797	1,452	3,249	2,712	383	154
Financial institutions	39	32	71	41	26	4
Soverign	8	2	10	9	1	—
Corporate	5,630	3,652	9,282	7,070	1,795	417
Of which:						
Airlines and aerospace	*7*	*2*	*9*	*6*	*2*	*1*
Automotive	*373*	*160*	*533*	*429*	*81*	*23*
Health	*266*	*431*	*697*	*519*	*158*	*20*
Land transport and logistics	*231*	*85*	*316*	*237*	*58*	*21*
Leisure	*883*	*600*	*1,483*	*1,072*	*331*	*80*
Oil and gas	*11*	*4*	*15*	*11*	*3*	*1*
Retail	*956*	*445*	*1,401*	*1,110*	*236*	*55*
Total	7,474	5,138	12,612	9,832	2,205	575

*Not within audit scope.

NatWest Group plc – Annual Report on Form 20-F 194

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 195 Credit risk continued Economic loss drivers (audited) Gross Carrying Amount Associated BBL and Of which: BBL debt associated debt Stage 1 Stage 2 Stage 3 31 December 2020 £m £m £m £m £m £m Wholesale Property 1,996 1,801 3,797 2,603 1,146 48 Financial institutions 49 35 84 47 37 — Soverign 11 2 13 12 1 — Corporate 6,242 4,105 10,347 7,390 2,861 96 Of which: Airlines and aerospace 7 3 10 7 3 — Automotive 416 177 593 472 119 2 Health 314 510 824 470 343 11 Land transport and logistics 255 112 367 275 83 9 Leisure 989 712 1,701 1,191 477 33 Oil and gas 9 4 13 11 2 — Retail 1,078 512 1,590 1,207 374 9 Total 8,298 5,943 14,241 10,052 4,045 144 (1) The Recovery Loan Scheme, a successor to the closed BBLS was launched on 6 April 2021. Uptake of the new scheme was minimal with 527 customers having drawn down £54 million as at 31 December 2021 Measurement uncertainty and ECL sensitivity analysis (audited) The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward- looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 31 December 2021. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario. Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore have not been considered in this analysis. The impact arising from the base case, upside, downside and extreme downside scenarios has been simulated. These scenarios are three of the four discrete scenarios used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario. These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled post model adjustments present in the underlying ECL estimates are also sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit. NatWest Group’s core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

2021	Actual	Base case	Upside	Downside	Extreme downside
Stage 1 modelled exposure (£m)					
Retail Banking - mortgages	157,456	157,803	159,093	153,018	128,673
Retail Banking - unsecured	7,386	7,435	7,675	6,939	5,975
Wholesale - property	28,047	28,137	28,181	27,995	26,074
Wholesale - non-property	103,604	104,080	104,309	103,749	92,645
	296,493	297,455	299,258	291,701	253,367
Stage 1 modelled ECL (£m)					
Retail Banking - mortgages	13	12	11	14	22
Retail Banking - unsecured	112	109	107	107	95
Wholesale - property	24	22	26	21	20
Wholesale - non-property	112	113	112	114	98
	261	256	256	256	235
Stage 2 modelled exposure (£m)					
Retail Banking - mortgages	10,728	10,381	9,091	15,166	39,511
Retail Banking - unsecured	2,934	2,885	2,645	3,381	4,345
Wholesale - property	3,220	3,130	3,086	3,272	5,193
Wholesale - non-property	16,908	16,432	16,203	16,763	27,867
	33,790	32,828	31,025	38,582	76,916
Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	155	152	135	177	379
Retail Banking - unsecured	435	435	413	475	562
Wholesale - property	109	105	99	110	191
Wholesale - non-property	701	674	666	680	989
	1,400	1,366	1,313	1,442	2,121
Stage 1 and Stage 2 modelled exposure (£m)					
Retail Banking - mortgages	168,184	168,184	168,184	168,184	168,184
Retail Banking - unsecured	10,320	10,320	10,320	10,320	10,320
Wholesale - property	31,267	31,267	31,267	31,267	31,267
Wholesale - non-property	120,512	120,512	120,512	120,512	120,512
	330,283	330,283	330,283	330,283	330,283
Stage 1 and Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	168	164	146	191	401
Retail Banking - unsecured	547	544	520	582	657
Wholesale - property	133	127	125	131	211
Wholesale - non-property	813	787	778	794	1,087
	1,661	1,622	1,569	1,698	2,356
Stage 1 and Stage 2 coverage (%)					
Retail Banking - mortgages	0.10%	0.10%	0.09%	0.11%	0.24%
Retail Banking - unsecured	5.30%	5.27%	5.04%	5.64%	6.37%
Wholesale - property	0.43%	0.41%	0.40%	0.42%	0.67%
Wholesale - non-property	0.67%	0.65%	0.65%	0.66%	0.90%
	0.50%	0.49%	0.48%	0.51%	0.71%
Reconciliation to Stage 1 and Stage 2 ECL (£m)					
ECL on modelled exposures	1,661	1,622	1,569	1,698	2,356
ECL on Ulster Bank RoI modelled exposures	74	74	74	74	74
ECL on non-modelled exposures	45	45	45	45	45
Total Stage 1 and Stage 2 ECL	1,780	1,741	1,688	1,817	2,475
Variance – (lower)/higher to actual total Stage 1 and Stage 2 ECL		(39)	(92)	37	695

(1) Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 31 December 2021 and therefore does not include variation in future undrawn exposure values.

(2) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.

(3) Exposures related to Ulster Bank RoI continuing operations have not been included in the simulations, the current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.

(4) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2021. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.

(5) Refer to the Economic loss drivers section for details of economic scenarios.

(6) Refer to the NatWest Group 2020 Annual Report on Form 20-F for 2020 comparatives.

NatWest Group plc – Annual Report on Form 20-F 196

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 197 Credit risk continued Measurement uncertainty and ECL adequacy (audited)  During 2021, both the Stage 2 size and overall modelled ECL reduced as a result of the improved economic outlook and scenario weightings, together with stable portfolio performance. Judgmental ECL post model adjustments, although reduced, continued to reflect residual economic uncertainty with the expectation of increased defaults later in 2022 and beyond, now representing 26% of total ECL (2020 – 16%). These combined factors, in conjunction with a less severe suite of economics in the 2021 extreme downside scenario, contributed to a smaller range of ECL sensitivities at 31 December 2021 compared to the 2020 year end.  If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £0.7 billion (approximately 39%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.  In the Wholesale portfolios, the outcome range of scenarios, except for the extreme downside, was relatively narrow. This was due to the combined effect of the assumption that government support schemes will delay defaults, mean reversion of CCIs and that only in the extreme downside CCIs do deteriorate beyond their year-end starting point.  The lower modelled ECL in the downside scenario for Wholesale compared to the actual central scenario reflected the net effect of the MES weightings towards the downside for ECL. Single factor sensitivity In addition to scenario sensitivity, NatWest Group uses single factor analysis to support its evaluation and governance. This covers changes such as the variation of an individual input parameter (economic or credit) or a change of scenario weightings. The application of single factor analysis recognises the limitation that it is not normal for one single factor to vary in isolation, but can help identify possible risks in the credit portfolios. At 31 December 2021, NatWest Group considered the effect of moving the unemployment peak in the base case from 4.1% to 7.5% in 2022 but without changing expectations in subsequent years. This had the effect of increasing ECL requirement by approximately 4.5% and 2.5% for the UK Retail and Wholesale portfolios respectively. The lower effect on the Wholesale portfolio reflected that unemployment is not a significant loss driver for property exposures nor some of NatWest Group’s specialised lending areas. The improvement in the economic outlook and scenarios used in the IFRS 9 MES framework in 2021 resulted in a release of modelled ECL. Given that continued uncertainty remains due to COVID-19 despite the improved economic outlook, NatWest Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments. As government support schemes continued to conclude during 2021, NatWest Group anticipates further credit deterioration in the portfolios. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet as at 31 December 2021. There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. A key factor would be a more adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates, but also, among others:  The ongoing trajectory of lockdown restrictions within the UK and the Republic of Ireland, and any future repeated lockdown requirements.  The progress of the COVID-19 vaccination roll-out and its effectiveness against new variants.  The long-term efficacy of the various government support schemes in terms of their ability to defray customer defaults is yet to be proven over an extended period.  The effect on customer affordability in the event of sustained inflationary pressures.  The level of revenues lost by corporate clients and pace of recovery of those revenues may affect NatWest Group’s clients’ ability to service their borrowing, especially in those sectors most exposed to the effects of COVID-19. Movement in ECL provision* The table below shows the main ECL provision movements. ECL provision £m At 1 January 2021 6,186 Transfers to disposal groups (166) Changes in economic forecasts (611) Changes in risk metrics and exposure: Stage 1 and Stage 2 (931) Changes in risk metrics and exposure: Stage 3 374 Judgmental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3 6 Write-offs and other (1,052) At 31 December 2021 3,806 At 1 January 2020 3,792 2020 movements 2,394 At 31 December 2020 6,186 *Not within audit scope.

Risk and capital management continued

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group's banking activities. Refer to Accounting policy 11 and Note 15 to the consolidated financial statements for policies and critical judgments relating to impairment loss determination.

Presentation of discontinued operations and assets and liabilities of disposal groups

Two legally binding agreements for the sale of the UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland: The sale of commercial lending to Allied Irish Banks p.l.c. and the performing non-tracker mortgages, performing micro-SME loans, UBIDAC's asset finance business and 25 of its branch locations to Permanent TSB p.l.c.. The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group on 31 December 2021. The Ulster Bank RoI operating segment continues to be reported separately and reflects the results of its continuing operations.

Refer to Note 8 to the consolidated financial statements for further details.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 10 to the consolidated financial statements in the Annual Report on Form 20-F for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. The table below excludes loans in disposal group of £9.1 billion.

Financial assets

	31 December 2021			31 December 2020		
	Gross £bn	ECL £bn	Net £bn	Gross £bn	ECL £bn	Net £bn
Balance sheet total gross amortised cost and FVOCI	596.1			555.0		
In scope of IFRS 9 ECL framework	590.9			548.8		
% in scope	99%			99%		
Loans to customers - in scope - amortised cost	361.9	3.7	358.2	365.5	6.0	359.5
Loans to customers - in scope - FVOCI	0.3	—	0.3	—	—	—
Loans to banks - in scope - amortised cost	7.6	—	7.6	6.8	—	6.8
Total loans - in scope	369.8	3.7	366.1	372.3	6.0	366.3
Stage 1	330.8	0.3	330.5	287.1	0.5	286.6
Stage 2	34.0	1.4	32.6	78.9	3.0	75.9
Stage 3	5.0	2.0	3.0	6.3	2.5	3.8
Other financial assets - in scope - amortised cost	184.4	—	184.4	132.1	—	132.1
Other financial assets - in scope - FVOCI	36.7	—	36.7	44.4	—	44.4
Total other financial assets - in scope	221.1	—	221.1	176.5	—	176.5
Stage 1	220.8	—	220.8	175.5	—	175.5
Stage 2	0.3	—	0.3	1.0	—	1.0
Out of scope of IFRS 9 ECL framework	5.2	na	5.2	6.2	na	6.2
Loans to customers - out of scope - amortised cost	0.8	na	0.8	1.0	na	1.0
Loans to banks - out of scope - amortised cost	0.1	na	0.1	0.1	na	0.1
Other financial assets - out of scope - amortised cost	4.0	na	4.0	4.6	na	4.6
Other financial assets - out of scope - FVOCI	0.3	na	0.3	0.5	na	0.5

na = not applicable

The assets outside the scope of IFRS 9 ECL framework were as follows:

- Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £3.7 billion (2020 – £4.1 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
- Equity shares of £0.3 billion (2020 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.
- Fair value adjustments on loans and debt securities hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £0.8 billion (2020 – £1.4 billion).
- NatWest Group originated securitisations, where ECL was captured on the underlying loans of £0.4 billion (2020 – £0.4 billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 27 to the consolidated financial statements in the Annual Report on Form 20-F, reputationally-committed limits are also included in the scope of the IFRS 9 ECL framework. These were offset by £0.8 billion (2020 – £0.2 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £127.9 billion (2020 – £133.6 billion) comprised Stage 1 £119.5 billion (2020 – £107.4 billion); Stage 2 £7.8 billion (2020 – £25.2 billion); and Stage 3 £0.6 billion (2020 – £1.0 billion).

The ECL relating to off balance sheet exposures is £0.1 billion (2020 - £0.2 billion). The total ECL in the remainder of the credit risk section of £3.8 billion included ECL for both on and off balance sheet exposures for continuing operations.

NatWest Group plc – Annual Report on Form 20-F 198

Risk and capital management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Go-forward group								
2021	Retail Banking £m	Private Banking £m	Commercial Banking £m	RBS International £m	NatWest Markets £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total £m
Loans - amortised cost and FVOCI									
Stage 1	168,013	17,600	82,893	16,185	8,290	32,283	325,264	5,560	330,824
Stage 2	13,594	967	17,853	477	147	90	33,128	853	33,981
Stage 3	1,884	270	1,820	162	99	—	4,235	787	5,022
Of which: individual	—	*270*	*631*	*162*	*91*	—	*1,154*	*61*	*1,215*
Of which: collective	*1,884*	—	*1,189*	—	*8*	—	*3,081*	*726*	*3,807*
Subtotal excluding disposal group loans	*183,491*	*18,837*	*102,566*	*16,824*	*8,536*	*32,373*	*362,627*	*7,200*	*369,827*
Disposal group loans								*9,084*	*9,084*
Total								16,284	378,911
ECL provisions (1)									
Stage 1	134	12	116	7	6	17	292	10	302
Stage 2	590	29	758	23	3	11	1,414	64	1,478
Stage 3	850	37	651	25	75	—	1,638	388	2,026
Of which: individual	—	*37*	*221*	*25*	*67*	—	*350*	*13*	*363*
Of which: collective	*850*	—	*430*	—	*8*	—	*1,288*	*375*	*1,663*
Subtotal excluding ECL provisions on disposal group loans	*1,574*	*78*	*1,525*	*55*	*84*	*28*	*3,344*	*462*	*3,806*
ECL on disposal group loans								*109*	*109*
Total								571	3,915
ECL provisions coverage (2)									
Stage 1 (%)	0.08	0.07	0.14	0.04	0.07	0.05	0.09	0.18	0.09
Stage 2 (%)	4.34	3.00	4.25	4.82	2.04	12.22	4.27	7.50	4.35
Stage 3 (%)	45.12	13.70	35.77	15.43	75.76	—	38.68	49.30	40.34
ECL provisions coverage excluding disposal group loans	*0.86*	*0.41*	*1.49*	*0.33*	*0.98*	*0.08*	*0.92*	*6.42*	*1.03*
ECL provisions coverage on disposal group loans								*1.20*	*1.20*
Total								3.51	1.03
Impairment (releases)/losses									
ECL (release)/charge (3)	(36)	(54)	(1,073)	(52)	(35)	—	(1,250)	(28)	(1,278)
Stage 1	(387)	(45)	(818)	(39)	(15)	(3)	(1,307)	(70)	(1,377)
Stage 2	157	(15)	(272)	(16)	(11)	3	(154)	(33)	(187)
Stage 3	194	6	17	3	(9)	—	211	75	286
Of which: individual	—	*6*	*19*	*3*	*(6)*	—	*22*	*(2)*	*20*
Of which: collective	*194*	—	*(2)*	—	*(3)*	—	*189*	*77*	*266*
Continuing operations	*(36)*	*(54)*	*(1,073)*	*(52)*	*(35)*	—	*(1,250)*	*(28)*	*(1,278)*
Discontinued operations								*(57)*	*(57)*
Total								(85)	(1,335)
Amounts written-off	220	6	467	28	67	—	788	88	876
Of which: individual	—	*6*	*378*	*28*	*43*	—	*455*	—	*455*
Of which: collective	*220*	—	*89*	—	*24*	—	*333*	*88*	*421*

For the notes to this table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F 199

Risk and capital management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

2020	Go-forward group: Retail Banking £m	Private Banking £m	Commercial Banking £m	RBS International £m	NatWest Markets £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total £m
Loans - amortised cost and FVOCI									
Stage 1	139,956	15,321	70,685	12,143	7,780	26,859	272,744	14,380	287,124
Stage 2	32,414	1,939	37,344	2,242	1,566	110	75,615	3,302	78,917
Stage 3	1,891	298	2,551	211	171	—	5,122	1,236	6,358
Of which: individual	—	*298*	*1,578*	*211*	*162*	—	*2,249*	*43*	*2,292*
Of which: collective	*1,891*	—	*973*	—	*9*	—	*2,873*	*1,193*	*4,066*
	174,261	17,558	110,580	14,596	9,517	26,969	353,481	18,918	372,399
ECL provisions (1)									
Stage 1	134	31	270	14	12	13	474	45	519
Stage 2	897	68	1,713	74	49	15	2,816	265	3,081
Stage 3	806	39	1,069	48	132	—	2,094	492	2,586
Of which: individual	—	*39*	*607*	*48*	*124*	—	*818*	*13*	*831*
Of which: collective	*806*	—	*462*	—	*8*	—	*1,276*	*479*	*1,755*
	1,837	138	3,052	136	193	28	5,384	802	6,186
ECL provisions coverage (2)									
Stage 1 (%)	0.10	0.20	0.38	0.12	0.15	0.05	0.17	0.31	0.18
Stage 2 (%)	2.77	3.51	4.59	3.30	3.13	13.64	3.72	8.03	3.90
Stage 3 (%)	42.62	13.09	41.91	22.75	77.19	—	40.88	39.81	40.67
	1.05	0.79	2.76	0.93	2.03	0.10	1.52	4.24	1.66
Impairment (releases)/losses									
ECL (release)/charge (3,4)	792	100	1,927	107	40	26	2,992	139	3,131
Stage 1	(36)	25	(58)	8	(2)	10	(53)	(36)	(89)
Stage 2	619	60	1,667	71	54	15	2,486	115	2,601
Stage 3	209	15	318	28	(12)	1	559	60	619
Of which: individual	—	*15*	*166*	*28*	*(3)*	—	*206*	*(12)*	*194*
Of which: collective	*209*	—	*152*	—	*(9)*	*1*	*353*	*72*	*425*
Continuing operations	792	100	1,927	107	40	26	2,992	139	3,131
Discontinued operations								111	111
Total								250	3,242
Amounts written-off	378	5	321	3	11	—	718	219	937
Of which: individual	—	*5*	*172*	*3*	*11*	—	*191*	—	*191*
Of which: collective	*378*	—	*149*	—	—	—	*527*	*219*	*746*

(1) Includes £5 million (2020 – £6 million) related to assets classified as FVOCI.
(2) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(3) Includes a £3 million charge (2020 – £12 million charge) related to other financial assets, of which £2 million release (2020 – £2 million charge) related to assets classified as FVOCI; and £34 million release (2020 – £28 million charge) related to contingent liabilities.
(4) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements in the Annual Report on Form 20-F.
(5) The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £176.3 billion (2020 – £122.7 billion) and debt securities of £44.9 billion (2020 – £53.8 billion).

- Stage 1 and Stage 2 ECL reduced significantly during 2021, with sustained improvement in underlying risk metrics mainly due to the improved economic outlook and underpinned by various government support schemes.
- The Stage 2 population reduced reflecting lower underlying PDs, resulting in migration of cases back into Stage 1. However, the Stage 2 population remained above pre-COVID-19 levels.
- Stage 3 loans and ECL balances reduced, mainly due to write-off, repayment of defaulted debt and portfolio sale of defaulted debt. To date, the various COVID-19 related government support schemes have mitigated new flows into default. It is expected that defaults will increase as the effect of the various government support schemes unwinds.

The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

2021	Loans - amortised cost and FVOCI: Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Off-balance sheet: Loan commitments £m	Contingent liabilities £m	ECL provisions: Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Personal	5,547	210	34	5,791	—	—	4	6	7	17
Wholesale	2,647	639	7	3,293	1,665	115	10	78	4	92
Total	8,194	849	41	9,084	1,665	115	14	84	11	109

NatWest Group plc – Annual Report on Form 20-F

200

Risk and capital management continued

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)						
		Stage 2 (1)							Stage 2 (1)					
2021	Stage 1 £m	Not past due £m	1-30 DPD £m	>30 DPD £m	Total £m	Stage 3 £m	Total £m	Stage 1 £m	Not past due £m	1-30 DPD £m	>30 DPD £m	Total £m	Stage 3 £m	Total £m
Retail Banking	**168,013**	**12,275**	**863**	**456**	**13,594**	**1,884**	**183,491**	**134**	**516**	**38**	**36**	**590**	**850**	**1,574**
Private Banking	**17,600**	**902**	**27**	**38**	**967**	**270**	**18,837**	**12**	**29**	**—**	**—**	**29**	**37**	**78**
Personal	***14,350***	***137***	***24***	***11***	***172***	***232***	***14,754***	***6***	***2***	**—**	**—**	***2***	***18***	***26***
Wholesale	***3,250***	***765***	***3***	***27***	***795***	***38***	***4,083***	***6***	***27***	**—**	**—**	***27***	***19***	***52***
Commercial Banking	**82,893**	**16,792**	**437**	**624**	**17,853**	**1,820**	**102,566**	**116**	**724**	**23**	**11**	**758**	**651**	**1,525**
RBS International	**16,185**	**431**	**18**	**28**	**477**	**162**	**16,824**	**7**	**23**	**—**	**—**	**23**	**25**	**55**
Personal	***2,647***	***21***	***17***	***11***	***49***	***57***	***2,753***	***2***	***1***	**—**	**—**	***1***	***10***	***13***
Wholesale	***13,538***	***410***	***1***	***17***	***428***	***105***	***14,071***	***5***	***22***	**—**	**—**	***22***	***15***	***42***
NatWest Markets	**8,290**	**129**	**—**	**18**	**147**	**99**	**8,536**	**6**	**3**	**—**	**—**	**3**	**75**	**84**
Ulster Bank RoI	**5,560**	**747**	**58**	**48**	**853**	**787**	**7,200**	**10**	**58**	**3**	**3**	**64**	**388**	**462**
Personal	***5,165***	***510***	***52***	***46***	***608***	***609***	***6,382***	***7***	***15***	***3***	***3***	***21***	***301***	***329***
Wholesale	***395***	***237***	***6***	***2***	***245***	***178***	***818***	***3***	***43***	**—**	**—**	***43***	***87***	***133***
Central items & other	**32,283**	**90**	**—**	**—**	**90**	**—**	**32,373**	**17**	**11**	**—**	**—**	**11**	**—**	**28**
Total loans	**330,824**	**31,366**	**1,403**	**1,212**	**33,981**	**5,022**	**369,827**	**302**	**1,364**	**64**	**50**	**1,478**	**2,026**	**3,806**
Of which:														
Personal	***190,175***	***12,943***	***956***	***524***	***14,423***	***2,782***	***207,380***	***149***	***534***	***41***	***39***	***614***	***1,179***	***1,942***
Wholesale	***140,649***	***18,423***	***447***	***688***	***19,558***	***2,240***	***162,447***	***153***	***830***	***23***	***11***	***864***	***847***	***1,864***
2020														
Retail Banking	139,956	30,714	1,080	620	32,414	1,891	174,261	134	762	70	65	897	806	1,837
Private Banking	15,321	1,908	17	14	1,939	298	17,558	31	67	—	1	68	39	138
Personal	*12,799*	*116*	*17*	*11*	*144*	*263*	*13,206*	*7*	*2*	—	—	*2*	*19*	*28*
Wholesale	*2,522*	*1,792*	—	*3*	*1,795*	*35*	*4,352*	*24*	*65*	—	*1*	*66*	*20*	*110*
Commercial Banking	70,685	36,451	589	304	37,344	2,551	110,580	270	1,648	44	21	1,713	1,069	3,052
RBS International	12,143	2,176	46	20	2,242	211	14,596	14	72	1	1	74	48	136
Personal	*2,676*	*18*	*17*	*14*	*49*	*70*	*2,795*	*3*	*1*	—	—	*1*	*11*	*15*
Wholesale	*9,467*	*2,158*	*29*	*6*	*2,193*	*141*	*11,801*	*11*	*71*	*1*	*1*	*73*	*37*	*121*
NatWest Markets	7,780	1,457	—	109	1,566	171	9,517	12	49	—	—	49	132	193
Ulster Bank RoI	14,380	2,964	144	194	3,302	1,236	18,918	45	227	15	23	265	492	802
Personal	*11,117*	*1,500*	*115*	*130*	*1,745*	*1,064*	*13,926*	*27*	*74*	*9*	*13*	*96*	*392*	*515*
Wholesale	*3,263*	*1,464*	*29*	*64*	*1,557*	*172*	*4,992*	*18*	*153*	*6*	*10*	*169*	*100*	*287*
Central items & other	26,859	110	—	—	110	—	26,969	13	15	—	—	15	—	28
Total loans	287,124	75,780	1,876	1,261	78,917	6,358	372,399	519	2,840	130	111	3,081	2,586	6,186
Of which:														
Personal	*166,548*	*32,348*	*1,229*	*775*	*34,352*	*3,288*	*204,188*	*171*	*839*	*79*	*78*	*996*	*1,228*	*2,395*
Wholesale	*120,576*	*43,432*	*647*	*486*	*44,565*	*3,070*	*168,211*	*348*	*2,001*	*51*	*33*	*2,085*	*1,358*	*3,791*
2019														
Retail Banking	144,513	11,921	1,034	603	13,558	1,902	159,973	114	375	45	47	467	823	1,404
Private Banking	14,956	478	63	46	587	207	15,750	7	6	—	1	7	29	43
Personal	*11,630*	*180*	*60*	*41*	*281*	*192*	*12,103*	*3*	*2*	—	*1*	*3*	*23*	*29*
Wholesale	*3,326*	*298*	*3*	*5*	*306*	*15*	*3,647*	*4*	*4*	—	—	*4*	*6*	*14*
Commercial Banking	88,100	10,837	254	262	11,353	2,162	101,615	152	195	12	7	214	1,021	1,387
RBS International	14,834	520	18	7	545	121	15,500	4	6	—	—	6	21	31
Personal	*2,799*	*27*	*17*	*6*	*50*	*65*	*2,914*	*1*	*1*	—	—	*1*	*12*	*14*
Wholesale	*12,035*	*493*	*1*	*1*	*495*	*56*	*12,586*	*3*	*5*	—	—	*5*	*9*	*17*
NatWest Markets	9,273	176	4	—	180	169	9,622	10	5	—	—	5	131	146
Ulster Bank RoI	15,409	1,405	104	133	1,642	2,037	19,088	29	39	6	8	53	693	775
Personal	*10,858*	*944*	*96*	*105*	*1,145*	*1,877*	*13,880*	*12*	*20*	*6*	*6*	*32*	*591*	*635*
Wholesale	*4,551*	*461*	*6*	*28*	*497*	*160*	*5,208*	*17*	*19*	—	*2*	*21*	*102*	*140*
Central items & other	15,282	3	—	—	3	—	15,285	6	—	—	—	—	—	6
Total loans	302,367	25,340	1,477	1,051	27,868	6,598	336,833	322	626	63	63	752	2,718	3,792
Of which:														
Personal	*169,800*	*13,072*	*1,207*	*755*	*15,034*	*4,036*	*188,870*	*130*	*398*	*51*	*54*	*503*	*1,449*	*2,082*
Wholesale	*132,567*	*12,268*	*270*	*296*	*12,834*	*2,562*	*147,963*	*192*	*228*	*12*	*9*	*249*	*1,269*	*1,710*

For the notes to this table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F 201

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 202 Credit risk – Banking activities continued Segmental loans and impairment metrics (audited) The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework. ECL provisions coverage ECL Stage 2 (1,2) Total Not past (release) / Amounts Stage 1 due 1-30 DPD >30 DPD Total Stage 3 Total charge (3) written -off 2021% % % % % % % £m £m Retail Banking 0.08 4.20 4.40 7.89 4.34 45.12 0.86 (36) 220 Private Banking 0.07 3.22 — — 3.00 13.70 0.41 (54) 6 Personal 0.04 1.46 — — 1.16 7.76 0.18 1 3 Wholesale 0.18 3.53 — — 3.40 50.00 1.27 (55) 3 Commercial Banking 0.14 4.31 5.26 1.76 4.25 35.77 1.49 (1,073) 467 RBS International 0.04 5.34 — — 4.82 15.43 0.33 (52) 28 Personal 0.08 4.76 — — 2.04 17.54 0.47 — 1 Wholesale 0.04 5.37 — — 5.14 14.29 0.30 (52) 27 NatWest Markets 0.07 2.33 — — 2.04 75.76 0.98 (35) 67 Ulster Bank RoI 0.18 7.76 5.17 6.25 7.50 49.30 6.42 (28) 88 Personal 0.14 2.94 5.77 6.52 3.45 49.43 5.16 (7) 76 Wholesale 0.76 18.14 — — 17.55 48.88 16.26 (21) 12 Central items & other 0.05 12.22 — — 12.22 — 0.09 — — Total loans 0.09 4.35 4.56 4.13 4.35 40.34 1.03 (1,278) 876 Of which: Personal 0.08 4.13 4.29 7.44 4.26 42.38 0.94 (42) 300 Wholesale 0.11 4.51 5.15 1.60 4.42 37.81 1.15 (1,236) 576 2020 Retail Banking 0.10 2.48 6.48 10.48 2.77 42.62 1.05 792 378 Private Banking 0.20 3.51 — 7.14 3.51 13.09 0.79 100 5 Personal 0.05 1.72 — — 1.39 7.22 0.21 (5) 1 Wholesale 0.95 3.63 — 33.33 3.68 57.14 2.53 105 4 Commercial Banking 0.38 4.52 7.47 6.91 4.59 41.91 2.76 1,927 321 RBS International 0.12 3.31 2.17 5.00 3.30 22.75 0.93 107 3 Personal 0.11 5.56 — — 2.04 15.71 0.54 4 3 Wholesale 0.12 3.29 3.45 16.67 3.33 26.24 1.03 103 — NatWest Markets 0.15 3.36 — — 3.13 77.19 2.03 40 11 Ulster Bank RoI 0.31 7.66 10.42 11.86 8.03 39.81 4.24 139 219 Personal 0.24 4.93 7.83 10.00 5.50 36.84 3.70 98 212 Wholesale 0.55 10.45 20.69 15.63 10.85 58.14 5.75 41 7 Central items & other 0.05 13.64 — — 13.64 — 0.10 26 — Total loans 0.18 3.75 6.93 8.80 3.90 40.67 1.66 3,131 937 Of which: Personal 0.10 2.59 6.43 10.06 2.90 37.35 1.17 889 594 Wholesale 0.29 4.61 7.88 6.79 4.68 44.23 2.25 2,242 343 2019 Retail Banking 0.08 3.15 4.35 7.79 3.44 43.27 0.88 393 235 Private Banking 0.05 1.26 — 2.17 1.19 14.01 0.27 (6) 1 Personal 0.03 1.11 — 2.44 1.07 11.98 0.24 5 1 Wholesale 0.12 1.34 — — 1.31 40.00 0.38 (11) — Commercial Banking 0.17 1.80 4.72 2.67 1.88 47.22 1.36 391 450 RBS International 0.03 1.15 — — 1.10 17.36 0.20 2 5 Personal 0.04 3.70 — — 2.00 18.46 0.48 — 5 Wholesale 0.02 1.01 — — 1.01 16.07 0.14 2 — NatWest Markets 0.11 2.84 — — 2.78 77.51 1.52 (51) 16 Ulster Bank RoI 0.19 2.78 5.77 6.02 3.23 34.02 4.06 (6) 85 Personal 0.11 2.12 6.25 5.71 2.79 31.49 4.57 11 69 Wholesale 0.37 4.12 — 7.14 4.23 63.75 2.69 (17) 16 Central items & other 0.04 — — — — — 0.04 1 — Total loans 0.11 2.47 4.27 5.99 2.70 41.19 1.13 724 792 Of which: Personal 0.08 3.04 4.23 7.15 3.35 35.90 1.10 409 310 Wholesale 0.14 1.86 4.44 3.04 1.94 49.53 1.16 315 482 (1) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR. (2) ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios. (3) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 203 Credit risk – Banking activities continued Segmental loans and impairment metrics (audited)  Retail Banking – Balance sheet growth during 2021 was mainly due to mortgages. In line with the market, mortgage demand was strong during the year, supported by the extension of the stamp duty holiday and overall improvements in economic conditions. The improved economic outlook captured in the updated MES scenarios, including a more positive forecast on unemployment levels, resulted in reduced account level PDs. Unsecured lending balances decreased as customer spend and demand for borrowing were subdued as a result of COVID-19 restrictions, particularly in the first quarter of 2021. Lending criteria were cautiously relaxed during 2021 to support growing demand as lockdown restrictions eased.  Portfolio performance remained stable, for further details refer to the Personal portfolio section. Arrears levels in both the mortgage and unsecured portfolios remained low overall. However, a small number of customers who utilised their full payment holiday, did migrate into late arrears during the second half of the year. With COVID-19 payment holidays complete, this trend stabilised by the year end and new inflows to arrears were below pre-COVID-19 levels.  ECL in Stage 2 decreased due to migrations back into Stage 1, following the effects of improving economic scenarios during 2021 and continued stable portfolio performance supporting improved risk metrics. However, the ECL coverage on remaining Stage 2 exposures increased simply due to the relative underlying risk profile of the remaining Stage 2 exposures. The various COVID-19 related customer support schemes (for example, loan repayment holidays, government job retention scheme) mitigated actual portfolio deterioration in the short-term, with the arrears levels and flows into Stage 3 yet to be materially affected. Total ECL coverage reduced further in the fourth quarter of 2021, overall mirroring the positive trajectory of the COVID-19 vaccinations, labour market trends and portfolio performance, whilst maintaining coverage for the key portfolios above pre-COVID-19 levels given the persisting sources of uncertainty, including the Omicron variant and inflationary pressures on customers.  Commercial Banking – Balance sheet reduction was mainly as a result of repayments of both COVID-19 government lending schemes and conventional borrowing where demand was lower, particularly in the second half of the year. Strategic reduction was achieved in high risk sectors.  The improved economic outlook, including significant increases in GDP and commercial real estate valuations, resulted in lower IFRS 9 PDs. Consequently, compared to 2020, a smaller proportion of the exposures exhibited a SICR, which resulted in a migration of assets from Stage 2 into Stage 1. As a result, the ECL requirement reduced.  Reflecting the continued level of uncertainty caused by COVID-19, management judged that certain ECL post model adjustments remained necessary, refer to the Governance and post model adjustments section for further details. The increase in Stage 2 exposures that were past due greater than 30 days was mainly due to the commencement of repayments of government scheme debt with some borrowers failing to meet scheduled repayments. The lower coverage of this population was driven by the guaranteed nature of government support schemes. Conventional bank debt did not see a significant increase in past due balances.  The various COVID-19 related customer support schemes and economic recovery continued to mitigate against flows into default. The reduction in coverage in Stage 1 and Stage 2 was mainly due to the decrease in ECL during 2021, primarily as a result of the improved economic outlook. There was a reduction in Stage 3 coverage as balances reduced and were not replaced by new flows, write-offs of existing debt were also higher in the year. Coverage remained above pre-COVID-19 levels. The loss rate was significantly lower than in the prior year.  Other – The reasons for the increased ECL requirement were similar to those described above.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 204 Credit risk – Banking activities continued Sector analysis – portfolio summary (audited) The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region. Personal Wholesale Mortgages Credit Other (1) cards personal Total Property Corporate FI Sovereign Total Total 2021 £m £m £m £m £m £m £m £m £m £m Loans by geography 194,011 3,947 9,422 207,380 32,522 70,851 53,041 6,033 162,447 369,827 - UK 187,847 3,877 9,253 200,977 31,574 62,952 39,086 4,542 138,154 339,131 - RoI 6,164 70 147 6,381 130 1,222 116 4 1,472 7,853 - Other Europe — — — — 439 3,831 5,066 840 10,176 10,176 - RoW — — 22 22 379 2,846 8,773 647 12,645 12,667 Loans by stage 194,011 3,947 9,422 207,380 32,522 70,851 53,041 6,033 162,447 369,827 - Stage 1 180,418 2,924 6,833 190,175 28,679 53,803 52,263 5,904 140,649 330,824 - Stage 2 11,543 933 1,947 14,423 3,101 15,604 732 121 19,558 33,981 - Stage 3 2,050 90 642 2,782 742 1,444 46 8 2,240 5,022 - Of which: individual 269 — 19 288 329 583 7 8 927 1,215 - Of which: collective 1,781 90 623 2,494 413 861 39 — 1,313 3,807 Loans - past due analysis (3,4) 194,011 3,947 9,422 207,380 32,522 70,851 53,041 6,033 162,447 369,827 - Not past due 190,834 3,834 8,619 203,287 31,391 68,630 52,285 6,030 158,336 361,623 - Past due 1-30 days 1,217 28 124 1,369 521 1,081 732 2 2,336 3,705 - Past due 31-89 days 592 25 73 690 256 448 19 1 724 1,414 - Past due 90-180 days 367 22 61 450 91 215 1 — 307 757 - Past due >180 days 1,001 38 545 1,584 263 477 4 — 744 2,328 Loans - Stage 2 11,543 933 1,947 14,423 3,101 15,604 732 121 19,558 33,981 - Not past due 10,259 899 1,785 12,943 2,725 14,870 708 120 18,423 31,366 - Past due 1-30 days 843 16 97 956 125 318 4 — 447 1,403 - Past due 31-89 days 441 18 65 524 251 416 20 1 688 1,212 Weighted average life* - ECL measurement (years) 8 2 5 5 5 6 3 1 6 6 Weighted average 12 months PDs* - IFRS 9 (%) 0.16 4.84 2.73 0.36 0.76 1.85 0.14 0.14 1.00 0.65 - Basel (%) 0.76 3.31 3.22 0.91 1.20 1.74 0.14 0.16 1.04 0.97 ECL provisions by geography 768 260 914 1,942 374 1,411 57 22 1,864 3,806 - UK 449 258 904 1,611 331 1,124 47 18 1,520 3,131 - RoI 319 2 10 331 19 107 3 1 130 461 - Other Europe — — — — 20 77 4 1 102 102 - RoW — — — — 4 103 3 2 112 112 ECL provisions by stage 768 260 914 1,942 374 1,411 57 22 1,864 3,806 - Stage 1 32 59 58 149 24 96 14 19 153 302 - Stage 2 174 141 299 614 111 713 39 1 864 1,478 - Stage 3 562 60 557 1,179 239 602 4 2 847 2,026 - Of which: individual 19 — 12 31 69 261 — 2 332 363 - Of which: collective 543 60 545 1,148 170 341 4 — 515 1,663 ECL provisions coverage (%) 0.40 6.59 9.70 0.94 1.15 1.99 0.11 0.36 1.15 1.03 - Stage 1 (%) 0.02 2.02 0.85 0.08 0.08 0.18 0.03 0.32 0.11 0.09 - Stage 2 (%) 1.51 15.11 15.36 4.26 3.58 4.57 5.33 0.83 4.42 4.35 - Stage 3 (%) 27.41 66.67 86.76 42.38 32.21 41.69 8.70 25.00 37.81 40.34 ECL (release)/charge (58) (14) 30 (42) (477) (724) (38) 3 (1,236) (1,278) - UK (52) (14) 31 (35) (457) (647) (12) 3 (1,113) (1,148) - RoI (6) - (1) (7) (5) (24) 2 — (27) (34) - Other Europe — — — — (7) (7) (21) — (35) (35) - RoW — — — — (8) (46) (7) — (61) (61) Amounts written-off 85 74 141 300 271 271 34 - 576 876 *Not within audit scope. For the notes to this table refer to page 207 of this document.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 205 Credit risk – Banking activities continued Sector analysis – portfolio summary (audited) Personal Wholesale Credit Other Mortgages (1) cards personal Total Property Corporate FI Sovereign Total Total 2021 £m £m £m £m £m £m £m £m £m £m Loans by residual maturity 194,011 3,947 9,422 207,380 32,522 70,851 53,041 6,033 162,447 369,827 - <1 year 3,611 2,532 3,197 9,340 7,497 22,593 41,195 2,809 74,094 83,434 - 1-5 year 12,160 1,415 5,393 18,968 16,293 33,301 10,969 1,967 62,530 81,498 - 5 year 178,240 — 832 179,072 8,732 14,957 877 1,257 25,823 204,895 Other financial assets by asset quality (2) — — — — 55 11 11,516 209,553 221,135 221,135 - AQ1-AQ4 — — — — — 11 10,974 209,551 220,536 220,536 - AQ5-AQ8 — — — — 55 — 542 2 599 599 Off-balance sheet 16,827 15,354 8,230 40,411 16,342 52,033 17,898 1,212 87,485 127,896 - Loan commitments 16,827 15,354 8,170 40,351 15,882 49,231 16,906 1,212 83,231 123,582 - Financial guarantees — — 60 60 460 2,802 992 — 4,254 4,314 Off-balance sheet by asset quality (2) 16,827 15,354 8,230 40,411 16,342 52,033 17,898 1,212 87,485 127,896 - AQ1-AQ4 14,792 248 6,591 21,631 12,550 30,417 16,192 1,064 60,223 81,854 - AQ5-AQ8 2,028 14,804 1,625 18,457 3,757 21,262 1,703 148 26,870 45,327 - AQ9 — 9 3 12 6 48 1 — 55 67 - AQ10 7 293 11 311 29 306 2 — 337 648 For the notes to this table refer to page 207 of this document.

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Wholesale					
2020	Mortgages (1) £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	Total £m
Loans by geography	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- UK	*176,866*	*3,816*	*9,580*	*190,262*	*35,617*	*65,968*	*34,847*	*3,776*	*140,208*	*330,470*
- RoI	*13,650*	*79*	*197*	*13,926*	*1,241*	*4,056*	*348*	*30*	*5,675*	*19,601*
- Other Europe	—	—	—	—	*772*	*4,132*	*4,535*	*538*	*9,977*	*9,977*
- RoW	—	—	—	—	*446*	*3,377*	*7,913*	*615*	*12,351*	*12,351*
Loans by stage	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- Stage 1	*158,387*	*2,411*	*5,750*	*166,548*	*23,733*	*48,090*	*44,002*	*4,751*	*120,576*	*287,124*
- Stage 2	*29,571*	*1,375*	*3,406*	*34,352*	*13,021*	*27,716*	*3,624*	*204*	*44,565*	*78,917*
- Stage 3	*2,558*	*109*	*621*	*3,288*	*1,322*	*1,727*	*17*	*4*	*3,070*	*6,358*
- of which: individual	*308*	—	*26*	*334*	*987*	*958*	*9*	*4*	*1,958*	*2,292*
- of which: collective	*2,250*	*109*	*595*	*2,954*	*335*	*769*	*8*	—	*1,112*	*4,066*
Loans - past due analysis (3,4)	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- Not past due	*186,592*	*3,770*	*8,868*	*199,230*	*36,818*	*75,690*	*47,195*	*4,689*	*164,392*	*363,622*
- Past due 1-30 days	*1,482*	*29*	*192*	*1,703*	*348*	*990*	*328*	*270*	*1,936*	*3,639*
- Past due 31-89 days	*863*	*26*	*135*	*1,024*	*260*	*251*	*113*	—	*624*	*1,648*
- Past due 90-180 days	*456*	*20*	*66*	*542*	*161*	*67*	—	—	*228*	*770*
- Past due >180 days	*1,123*	*50*	*516*	*1,689*	*489*	*535*	*7*	—	*1,031*	*2,720*
Loans - Stage 2	29,571	1,375	3,406	34,352	13,021	27,716	3,624	204	44,565	78,917
- Not past due	*27,893*	*1,340*	*3,115*	*32,348*	*12,708*	*27,036*	*3,484*	*204*	*43,432*	*75,780*
- Past due 1-30 days	*1,038*	*18*	*173*	*1,229*	*160*	*457*	*30*	—	*647*	*1,876*
- Past due 31-89 days	*640*	*17*	*118*	*775*	*153*	*223*	*110*	—	*486*	*1,261*
Weighted average life*										
- ECL measurement (years)	9	2	5	6	4	6	4	—	5	5
Weighted average 12 months PDs*										
- IFRS 9 (%)	0.72	6.17	4.82	1.03	3.99	3.70	0.51	0.13	2.73	1.81
- Basel (%)	0.85	3.40	3.82	1.03	1.66	2.51	0.32	0.15	1.54	1.25
ECL provisions by geography	1,005	354	1,036	2,395	1,175	2,478	121	17	3,791	6,186
- UK	*506*	*351*	*1,024*	*1,881*	*1,069*	*1,907*	*60*	*12*	*3,048*	*4,929*
- RoI	*499*	*3*	*12*	*514*	*41*	*277*	*3*	*1*	*322*	*836*
- Other Europe	—	—	—	—	*53*	*125*	*46*	*1*	*225*	*225*
- RoW	—	—	—	—	*12*	*169*	*12*	*3*	*196*	*196*
ECL provisions by stage	1,005	354	1,036	2,395	1,175	2,478	121	17	3,791	6,186
- Stage 1	*51*	*53*	*67*	*171*	*123*	*188*	*23*	*14*	*348*	*519*
- Stage 2	*319*	*225*	*452*	*996*	*507*	*1,487*	*90*	*1*	*2,085*	*3,081*
- Stage 3	*635*	*76*	*517*	*1,228*	*545*	*803*	*8*	*2*	*1,358*	*2,586*
- of which: individual	*18*	—	*12*	*30*	*360*	*436*	*3*	*2*	*801*	*831*
- of which: collective	*617*	*76*	*505*	*1,198*	*185*	*367*	*5*	—	*557*	*1,755*
ECL provisions coverage (%)	0.53	9.09	10.60	1.17	3.09	3.20	0.25	0.34	2.25	1.66
- Stage 1 (%)	*0.03*	*2.20*	*1.17*	*0.10*	*0.52*	*0.39*	*0.05*	*0.29*	*0.29*	*0.18*
- Stage 2 (%)	*1.08*	*16.36*	*13.27*	*2.90*	*3.89*	*5.37*	*2.48*	*0.49*	*4.68*	*3.90*
- Stage 3 (%)	*24.82*	*69.72*	*83.25*	*37.35*	*41.23*	*46.50*	*47.06*	*50.00*	*44.23*	*40.67*
ECL (release)/charge (5)	276	191	422	889	733	1,407	95	7	2,242	3,131
- UK	*181*	*190*	*420*	*791*	*703*	*1,276*	*48*	*6*	*2,033*	*2,824*
- RoI	*95*	*1*	*2*	*98*	*(1)*	*54*	—	—	*53*	*151*
- Other Europe	—	—	—	—	*21*	*34*	*38*	—	*93*	*93*
- RoW	—	—	—	—	*10*	*43*	*9*	*1*	*63*	*63*
Amounts written-off	221	95	278	594	54	287	2	—	343	937

*Not within audit scope.

For the notes to this table refer to the following page.

NatWest Group plc – Annual Report on Form 20-F 206

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Wholesale					
2020	Mortgages £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	Total £m
Loans by residual maturity	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- <1 year	*3,831*	*2,557*	*3,249*	*9,637*	*8,669*	*23,015*	*38,203*	*2,196*	*72,083*	*81,720*
- 1-5 year	*12,193*	*1,338*	*5,509*	*19,040*	*20,029*	*36,640*	*8,340*	*1,590*	*66,599*	*85,639*
- 5 year	*174,492*	—	*1,019*	*175,511*	*9,378*	*17,878*	*1,100*	*1,173*	*29,529*	*205,040*
Other financial assets by asset quality (2)	—	—	—	—	98	116	11,093	165,209	176,516	176,516
- AQ1-AQ4	—	—	—	—	—	*116*	*10,734*	*165,184*	*176,034*	*176,034*
- AQ5-AQ8	—	—	—	—	*98*	—	*359*	*25*	*482*	*482*
Off-balance sheet	14,557	14,262	10,186	39,005	17,397	58,635	17,011	1,587	94,630	133,635
- Loan commitments	*14,554*	*14,262*	*10,144*	*38,960*	*16,829*	*55,496*	*15,935*	*1,585*	*89,845*	*128,805*
- Financial guarantees	*3*	—	*42*	*45*	*568*	*3,139*	*1,076*	*2*	*4,785*	*4,830*
Off-balance sheet by asset quality (2)	14,557	14,262	10,186	39,005	17,397	58,635	17,011	1,587	94,630	133,635
- AQ1-AQ4	*13,610*	*148*	*8,008*	*21,766*	*12,917*	*33,939*	*15,460*	*1,404*	*63,720*	*85,486*
- AQ5-AQ8	*937*	*13,809*	*2,152*	*16,898*	*4,372*	*24,065*	*1,544*	*183*	*30,164*	*47,062*
- AQ9	*1*	*8*	*9*	*18*	*13*	*76*	*1*	—	*90*	*108*
- AQ10	*9*	*297*	*17*	*323*	*95*	*555*	*6*	—	*656*	*979*

(1) Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, which includes crown dependencies, reflecting the country of lending origination.

(2) AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

£0.3 billion (2020 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited. AQ10 includes £0.2 billion (2020 – £0.4 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but are included in Stage 3.

(3) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.

(4) Days past due – Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.

(5) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements in the Annual Report on Form 20-F.

NatWest Group plc – Annual Report on Form 20-F 207

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 208 Credit risk – Banking activities continued Sector analysis – portfolio summary (audited) The table below shows ECL by stage, for the Personal portfolios and key sectors of the Wholesale portfolios, that continue to be affected by COVID-19. Off -balance sheet Loans - amortised cost and FVOCI Loan Contingent ECL provisions Stage 1 Stage 2 Stage 3 Total commitments liabilities Stage 1 Stage 2 Stage 3 Total 2021 £m £m £m £m £m £m £m £m £m £m Personal 190,175 14,423 2,782 207,380 40,351 60 149 614 1,179 1,942 Mortgages 180,418 11,543 2,050 194,011 16,827 — 32 174 562 768 Credit cards 2,924 933 90 3,947 15,354 — 59 141 60 260 Other personal 6,833 1,947 642 9,422 8,170 60 58 299 557 914 Wholesale 140,649 19,558 2,240 162,447 83,231 4,254 153 864 847 1,864 Property 28,679 3,101 742 32,522 15,882 460 24 111 239 374 Financial institutions 52,263 732 46 53,041 16,906 992 14 39 4 57 Sovereign 5,904 121 8 6,033 1,212 — 19 1 2 22 Corporate 53,803 15,604 1,444 70,851 49,231 2,802 96 713 602 1,411 Of which: Airlines and aerospace 779 668 44 1,491 1,528 221 1 39 15 55 Automotive 5,133 1,304 38 6,475 3,507 65 9 32 10 51 Health 3,818 1,235 133 5,186 799 9 9 58 48 115 Land transport and logistics 3,721 833 39 4,593 3,069 188 4 53 12 69 Leisure 3,712 4,050 340 8,102 1,874 107 11 247 133 391 Oil and gas 1,482 141 52 1,675 1,126 453 1 14 28 43 Retail 6,380 1,342 180 7,902 4,872 410 8 29 66 103 Total 330,824 33,981 5,022 369,827 123,582 4,314 302 1,478 2,026 3,806 2020 Personal 166,548 34,352 3,288 204,188 38,960 45 171 996 1,228 2,395 Mortgages 158,387 29,571 2,558 190,516 14,554 3 51 319 635 1,005 Credit cards 2,411 1,375 109 3,895 14,262 — 53 225 76 354 Other personal 5,750 3,406 621 9,777 10,144 42 67 452 517 1,036 Wholesale 120,576 44,565 3,070 168,211 89,845 4,785 348 2,085 1,358 3,791 Property 23,733 13,021 1,322 38,076 16,829 568 123 507 545 1,175 Financial institutions 44,002 3,624 17 47,643 15,935 1,076 23 90 8 121 Sovereign 4,751 204 4 4,959 1,585 2 14 1 2 17 Corporate 48,090 27,716 1,727 77,533 55,496 3,139 188 1,487 803 2,478 Of which: Airlines and aerospace 753 1,213 41 2,007 1,888 215 2 42 25 69 Automotive 4,383 1,759 161 6,303 4,205 102 17 63 17 97 Health 2,694 2,984 131 5,809 616 14 13 164 48 225 Land transport and logistics 2,868 1,823 111 4,802 3,782 197 8 98 32 138 Leisure 3,299 6,135 385 9,819 2,199 125 22 439 204 665 Oil and gas 1,178 300 83 1,561 2,225 346 4 20 59 83 Retail 6,702 2,282 187 9,171 5,888 512 18 112 101 231 Total 287,124 78,917 6,358 372,399 128,805 4,830 519 3,081 2,586 6,186 Wholesale forbearance (audited) The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section. This table show current exposure but reflects risk transfers where there is a guarantee by another customer. Property FI Other corporate Total 2021 £m £m £m £m Forbearance (flow) 709 27 3,894 4,630 Forbearance (stock) 1,033 35 5,659 6,727 Heightened Monitoring and Risk of Credit Loss 1,225 83 4,492 5,800 2020 Forbearance (flow) 1,597 68 4,201 5,866 Forbearance (stock) 1,744 92 4,983 6,819 Heightened Monitoring and Risk of Credit Loss 1,600 155 5,771 7,526

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 209 Credit risk – Banking activities continued Sector analysis – portfolio summary (audited)  Loans by geography – In Personal, exposures continued to be concentrated in the UK and heavily weighted to mortgages and the vast majority of exposures in the Republic of Ireland was also mostly in mortgages. Balance sheet growth during the year was mainly in mortgages. Unsecured lending balances were subdued as noted previously. In Wholesale, exposures were mainly in the UK. Balance sheet reduction was primarily due to repayments of both COVID-19 government lending schemes and conventional borrowing where demand was lower. Strategic reduction was achieved in high risk sectors.  Loans by stage – In both Wholesale and Personal, the improved economic outlook resulted in reduced IFRS 9 PDs compared to 2020. This, alongside continued benign credit performance of the portfolio, resulted in a smaller proportion of accounts exhibiting a SICR and thereby an associated migration of exposures from Stage 2 into Stage 1. In the absence of any other forbearance or SICR triggers, customers granted COVID-19 related payment holidays were not considered forborne and did not result in an automatic trigger into Stage 2. However, a subset of Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high, continued to be collectively migrated into Stage 2. In Wholesale, BBLS customers granted PAYG options, including the extension of lending terms, periods of reduced repayments and six month payment holidays, were not automatically considered significantly credit deteriorated. PAYG options are a feature of BBLS rather than a concession granted by NatWest Group.  Loans – Past due analysis – The various COVID-19 related customer support schemes (capital repayment holidays, government job retention scheme, government supported lending schemes) are mitigating actual portfolio deterioration in the short-term, although there have been some small increases in past due exposures.  Weighted average 12 months PDs – In Personal, the Basel II point-in-time PDs improved slightly during 2021. The forward-looking IFRS 9 PDs reduced significantly during 2021 reflecting the improved economics. PD reductions were most evident in Personal mortgages due to benign arrears performance (catalysed by COVID-19 support schemes) combined with the improved economic outlook, which is connected to the need for collective SICR migration and judgmental post model adjustments. In Wholesale, the Basel II PDs were based on a through-the- cycle approach and decreased less than the forward- looking IFRS 9 PDs which reduced, reflecting the improved economic outlook. For further details refer to the Asset quality section.  ECL provision by geography – In line with the point relating to loans by geography above, the vast majority of ECL related to exposures in the UK and the Republic of Ireland.  ECL provisions by stage – Stage 1 and Stage 2 provisions reduced reflecting the improved economic outlook. As outlined above, Stage 3 provisions have yet to be materially affected, underpinned by the various customer support schemes noted previously.  ECL provisions coverage – Overall provisions coverage reduced, mainly due to the improvement in economic outlook and scenario weightings. The base economic scenario improved reflecting the faster than expected vaccination roll-out, better than expected actual economic data and strong government support. Stage 2 coverage increased during the period for some portfolios and notably on certain Wholesale sectors due to the inclusion of the recovery risk overlay and lower Stage 2 balances.  The ECL charge and loss rate – Reflecting the improved economic outlook, the impairment charge was significantly lower, with a material reduction in the annualised loss rate.  Loans by residual maturity – In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending – cards and other – exposures were concentrated in less than five years. In Wholesale, with the exception of financial institutions where lending was concentrated in less than one year, the majority of lending was for residual maturity of one to five years, with some greater than five years in line with lending under the government support schemes.  Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.  Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, undrawn exposures declined in line with muted credit demand, with customers repaying revolving credit and working capital facilities to optimise liquidity. In addition, sector appetite adjustments in high risk sectors reduced off-balance sheet exposures to these sectors.  Wholesale forbearance – Customers seeking COVID-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who were assessed as having the ability in the medium term post-COVID-19 to be viable and meet credit appetite metrics, were not considered to have been granted forbearance. Customers seeking a payment holiday extension beyond an aggregate of 12 months in an 18 month period were considered to have been granted forbearance and were classed as heightened monitoring. This classification did not apply to customers with BBLS taking a PAYG payment holiday option. For Wholesale, forbearance flow decreased in the second half of 2021 following the lifting of most COVID-19 restrictions. The leisure sector represented the largest share of forbearance flow throughout 2021 due to disruption caused by the periodic presence of COVID-19 restrictions and resultant consumer uncertainty. Payment holidays and covenant waivers were the most common forms of forbearance granted.  Heightened Monitoring and Risk of Credit Loss – Inflows decreased during 2021 compared to 2020. The reduction in value was mainly due to the lower number of inflows as well as a small number of high value customers who moved out of the framework as economic conditions improved. While noting the reduced flows into Heightened Monitoring and Risk of Credit Loss and the improved stock position, the volume and value of cases remained higher than pre- COVID-19 levels. The sector breakdown of exposures remained consistent with prior periods.

Risk and capital management continued

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross		Maximum credit risk		CREM by type			CREM coverage		Exposure post CREM	
	exposure	ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2021	**£bn**	**£bn**	**£bn**	**£bn**	**£bn**	**£bn**	**£bn**	**£bn**	**£bn**	**£bn**	**£bn**
Financial assets											
Cash and balances at central banks	**176.3**	**—**	**176.3**	**—**	**—**	**—**	**—**	**—**	**—**	**176.3**	**—**
Loans - amortised cost (3)	**369.8**	**3.7**	**366.1**	**3.0**	**41.1**	**232.7**	**23.5**	**297.3**	**2.7**	**68.8**	**0.3**
Personal (4)	***207.4***	***1.9***	***205.5***	***1.6***	***1.3***	***192.6***	**—**	***193.9***	***1.5***	***11.6***	***0.1***
Wholesale (5)	***162.4***	***1.8***	***160.6***	***1.4***	***39.8***	***40.1***	***23.5***	***103.4***	***1.2***	***57.2***	***0.2***
Debt securities	**44.9**	**—**	**44.9**	**—**	**—**	**—**	**—**	**—**	**—**	**44.9**	**—**
Total financial assets	**591.0**	**3.7**	**587.3**	**3.0**	**41.1**	**232.7**	**23.5**	**297.3**	**2.7**	**290.0**	**0.3**
Contingent liabilities and commitments											
Personal (6,7)	**40.4**	**—**	**40.4**	**0.3**	**0.5**	**4.9**	**—**	**5.4**	**—**	**35.0**	**0.3**
Wholesale	**87.5**	**0.1**	**87.4**	**0.3**	**3.2**	**7.9**	**3.9**	**15.0**	**0.1**	**72.4**	**0.2**
Total off-balance sheet	**127.9**	**0.1**	**127.8**	**0.6**	**3.7**	**12.8**	**3.9**	**20.4**	**0.1**	**107.4**	**0.5**
Total exposure	**718.9**	**3.8**	**715.1**	**3.6**	**44.8**	**245.5**	**27.4**	**317.7**	**2.8**	**397.4**	**0.8**
2020											
Financial assets											
Cash and balances at central banks	122.7	—	122.7	—	—	—	—	—	—	122.7	—
Loans - amortised cost (3)	372.4	6.0	366.4	3.8	38.6	232.7	23.7	295.0	3.3	71.4	0.5
Personal (4)	*204.2*	*2.4*	*201.8*	*2.1*	*0.3*	*189.5*	—	*189.8*	*1.9*	*12.0*	*0.2*
Wholesale (5)	*168.2*	*3.6*	*164.6*	*1.7*	*38.3*	*43.2*	*23.7*	*105.2*	*1.4*	*59.4*	*0.3*
Debt securities	53.8	—	53.8	—	—	—	—	—	—	53.8	—
Total financial assets	548.9	6.0	542.9	3.8	38.6	232.7	23.7	295.0	3.3	247.9	0.5
Contingent liabilities and commitments											
Personal (6,7)	*39.0*	—	*39.0*	*0.3*	—	*4.1*	—	*4.1*	—	*34.9*	*0.3*
Wholesale	*94.6*	*0.2*	*94.4*	*0.6*	*3.3*	*7.6*	*4.6*	*15.5*	*0.1*	*78.9*	*0.5*
Total off-balance sheet	133.6	0.2	133.4	0.9	3.3	11.7	4.6	19.6	0.1	113.8	0.8
Total exposure	682.5	6.2	676.3	4.7	41.9	244.4	28.3	314.6	3.4	361.7	1.3

(1) Includes cash and securities collateral.
(2) Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty.
(3) NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.
(4) Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers.
(5) Stage 3 exposures post credit risk enhancement and mitigation in Wholesale mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.
(6) £0.3 billion (2020 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited.
(7) The Personal gross exposure value includes £11.8 billion (2020 – £10.0 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower's property.

NatWest Group plc – Annual Report on Form 20-F 210

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	2021					2020				
Personal lending	Retail Banking £m	Private Banking £m	RBS International £m	Ulster Bank RoI £m	Total £m	Retail Banking £m	Private Banking £m	RBS International £m	Ulster Bank RoI £m	Total £m
Mortgages	172,707	12,781	2,444	6,164	194,096	163,107	10,910	2,517	13,678	190,212
Of which:										
Owner occupied	158,059	11,219	1,597	5,563	176,438	148,614	9,601	1,676	12,781	172,672
Buy-to-let	14,648	1,562	847	601	17,658	14,493	1,309	841	897	17,540
Interest only - variable	4,348	4,889	346	120	9,703	5,135	4,375	347	159	10,016
Interest only - fixed	14,255	5,957	209	3	20,424	13,776	4,758	233	10	18,777
Mixed (1)	8,616	1	17	34	8,668	7,321	1	20	56	7,398
Impairment provisions (2)	429	7	8	318	762	483	5	9	499	996
Other personal lending (3)	10,829	1,974	305	218	13,326	11,116	1,613	279	276	13,284
Impairment provisions (2)	1,140	19	2	11	1,172	1,348	20	1	15	1,384
Total personal lending	183,536	14,755	2,749	6,382	207,422	174,223	12,523	2,796	13,954	203,496
Mortgage LTV ratios										
- Total portfolio	54%	59%	57%	50%	54%	56%	58%	57%	59%	57%
- Stage 1	*54%*	*59%*	*56%*	*48%*	*54%*	*55%*	*58%*	*57%*	*57%*	*55%*
- Stage 2	*52%*	*59%*	*62%*	*57%*	*52%*	*66%*	*61%*	*64%*	*65%*	*66%*
- Stage 3	*49%*	*64%*	*77%*	*56%*	*53%*	*53%*	*64%*	*75%*	*67%*	*60%*
- Buy-to-let	50%	57%	53%	52%	51%	52%	56%	53%	59%	53%
- Stage 1	*50%*	*58%*	*53%*	*51%*	*51%*	*51%*	*56%*	*53%*	*55%*	*52%*
- Stage 2	*52%*	*55%*	*50%*	*56%*	*52%*	*60%*	*59%*	*53%*	*69%*	*61%*
- Stage 3	*51%*	*53%*	*60%*	*66%*	*56%*	*56%*	*54%*	*61%*	*74%*	*62%*
Gross new mortgage lending (4)	35,290	2,874	340	40	38,544	30,551	2,148	249	910	33,858
Of which:										
Owner occupied	33,630	2,583	206	40	36,459	29,608	1,922	167	908	32,605
Weighted average LTV	66%	65%	67%	57%	66%	69%	66%	66%	74%	69%
Buy-to-let	1,660	292	134	—	2,086	943	227	82	2	1,254
Weighted average LTV	62%	65%	63%	53%	63%	62%	62%	63%	54%	62%
Interest only - variable rate	25	832	37	—	894	81	1,082	7	—	1,170
Interest only - fixed rate	2,388	1,563	36	—	3,987	1,501	695	35	—	2,231
Mixed (1)	2,256	—	7	—	2,263	1,630	—	2	—	1,632
Mortgage forbearance										
Forbearance flow	316	19	4	50	389	550	50	10	127	737
Forbearance stock	1,156	3	8	944	2,111	1,293	18	10	1,627	2,948
Current	*727*	—	*5*	*616*	*1,348*	*648*	*13*	*9*	*1,070*	*1,740*
1-3 months in arrears	*146*	*2*	*1*	*58*	*207*	*360*	*3*	—	*105*	*468*
> 3 months in arrears	*283*	*1*	*2*	*270*	*556*	*285*	*2*	*1*	*452*	*740*

(1) Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2) Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3) Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4) Retail Banking excludes additional lending to existing customers.

- The mortgage portfolio grew strongly during 2021, assisted by the UK stamp duty reduction.
- LTV ratios improved as high demand increased house prices during the year.
- The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included LTV ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria were cautiously relaxed during the year as demand returned and economic conditions improved.
- Demand for mortgages was mostly within owner occupier mortgages, consequently there has been a reduction in the proportion of interest only and buy-to-let mortgages.
- In the Retail Banking mortgage portfolio, 37% of the stock of lending was in Greater London and the South East (2020 – 37%). The weighted average loan-to-value for these regions was 53% (2020 – 54%) compared to all regions 54%.
- In the Retail Banking mortgage portfolio, 92% of customer balances were on fixed rates (62% of these on five-year deals). In addition, 97% of all new mortgage completions were fixed rate deals (56% of these on five-year deals).
- Forbearance flows and arrears levels remained low relative to historic norms, with customers able to utilise payment holidays during the first half of the year.
- Unsecured lending overall reduced during the year as demand was subdued with lower levels of consumer spending.
- As noted previously, the improved economic outlook including a more positive forecast on unemployment and house prices, resulted in reduced ECL.

NatWest Group plc – Annual Report on Form 20-F 211

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)			
Retail Banking	Stage 1	Stage 2	Stage 3	Not within IFRS 9 ECL scope	Total	Of which; gross new lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	**61,233**	**4,548**	**644**	**63**	**66,488**	**5,845**	**7**	**60**	**140**	**207**	**—**	**1.3**	**21.7**	**0.3**
>50% and ≤70%	**68,271**	**4,674**	**483**	**9**	**73,437**	**12,397**	**10**	**64**	**84**	**158**	**—**	**1.4**	**17.4**	**0.2**
>70% and ≤80%	**24,004**	**1,255**	**93**	**1**	**25,353**	**10,964**	**3**	**18**	**15**	**36**	**—**	**1.4**	**16.1**	**0.1**
>80% and ≤90%	**5,983**	**250**	**22**	**1**	**6,256**	**4,985**	**1**	**8**	**5**	**14**	**—**	**3.2**	**22.7**	**0.2**
>90% and ≤100%	**1,125**	**58**	**10**	**—**	**1,193**	**1,098**	**—**	**5**	**3**	**8**	**—**	**8.6**	**30.0**	**0.7**
>100%	**14**	**18**	**6**	**—**	**38**	**—**	**—**	**1**	**2**	**3**	**—**	**5.6**	**33.3**	**7.9**
Total with LTVs	**160,630**	**10,803**	**1,258**	**74**	**172,765**	**35,289**	**21**	**156**	**249**	**426**	**—**	**1.4**	**19.8**	**0.2**
Other	**14**	**1**	**1**	**—**	**16**	**1**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Total	**160,644**	**10,804**	**1,259**	**74**	**172,781**	**35,290**	**21**	**156**	**249**	**426**	**—**	**1.4**	**19.8**	**0.2**
2020														
≤50%	50,170	5,009	554	124	55,857	4,207	4	43	107	154	0.0	0.8	19.4	0.3
>50% and ≤70%	55,263	7,416	488	35	63,202	9,083	7	66	81	154	0.0	0.9	16.5	0.2
>70% and ≤80%	19,994	9,555	141	8	29,698	11,060	7	56	26	89	0.0	0.6	18.5	0.3
>80% and ≤90%	8,029	5,552	52	6	13,639	5,175	3	52	11	66	0.0	0.9	20.3	0.5
>90% and ≤100%	368	137	13	2	520	865	—	5	3	8	0.1	3.4	26.8	1.6
>100%	48	99	20	2	169	—	—	6	5	11	0.0	6.1	25.0	6.5
Total with LTVs	133,872	27,768	1,268	177	163,085	30,390	21	228	233	482	0.0	0.8	18.5	0.3
Other	17	4	1	—	22	161	—	—	1	1	0.1	3.6	71.9	3.3
Total	133,889	27,772	1,269	177	163,107	30,551	21	228	234	483	0.0	0.8	18.5	0.3
Ulster Bank RoI														
2021														
≤50%	**2,660**	**221**	**274**	**—**	**3,155**	**13**	**4**	**6**	**138**	**148**	**0.2**	**2.7**	**50.4**	**4.7**
>50% and ≤70%	**1,497**	**172**	**128**	**—**	**1,797**	**16**	**2**	**5**	**59**	**66**	**0.1**	**2.9**	**46.1**	**3.7**
>70% and ≤80%	**484**	**67**	**60**	**—**	**611**	**9**	**1**	**2**	**28**	**31**	**0.2**	**3.0**	**46.7**	**5.1**
>80% and ≤90%	**231**	**51**	**55**	**—**	**337**	**1**	**1**	**2**	**26**	**29**	**0.4**	**3.9**	**47.3**	**8.6**
>90% and ≤100%	**82**	**26**	**37**	**—**	**145**	**1**	**—**	**1**	**19**	**20**	**—**	**3.8**	**51.4**	**13.8**
>100%	**33**	**16**	**41**	**—**	**90**	**—**	**—**	**1**	**23**	**24**	**—**	**6.3**	**56.1**	**26.7**
Total with LTVs	**4,987**	**553**	**595**	**—**	**6,135**	**40**	**8**	**17**	**293**	**318**	**0.2**	**3.1**	**49.2**	**5.2**
Other	**25**	**—**	**4**	**—**	**29**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Total	**5,012**	**553**	**599**	**—**	**6,164**	**40**	**8**	**17**	**293**	**318**	**0.2**	**3.1**	**48.9**	**5.2**
2020														
≤50%	4,156	504	354	—	5,014	78	10	24	105	139	0.2	4.8	29.7	2.8
>50% and ≤70%	3,453	453	230	—	4,136	194	8	23	66	97	0.2	5.1	28.7	2.3
>70% and ≤80%	1,569	232	114	—	1,915	346	4	12	40	56	0.3	5.2	35.1	2.9
>80% and ≤90%	1,214	190	105	—	1,509	286	3	11	40	54	0.2	5.8	38.1	3.6
>90% and ≤100%	372	145	88	—	605	1	1	9	40	50	0.3	6.2	45.5	8.3
>100%	183	151	165	—	499	5	1	12	90	103	0.5	7.9	54.5	20.6
Total with LTVs	10,947	1,675	1,056	—	13,678	910	27	91	381	499	0.2	5.4	36.1	3.6

(1) Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2) ECL provisions coverage is ECL provisions divided by mortgages.

- ECL coverage rates increased through the LTV bands with both Retail Banking and Ulster Bank RoI having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for Retail Banking included the effect of time-discounting on expected recoveries and reflects a modelling approach that captures losses expected from both repossession and also other recovery action.
- The improved economic outlook resulted in decreased account level IFRS 9 PDs. Consequently, compared to the 2020 year end, a lower proportion of accounts exhibited a SICR with an associated migration of exposures from Stage 2 into Stage 1.

NatWest Group plc – Annual Report on Form 20-F 212

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio (audited)

Retail Banking mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

2021	≤50% £m	50%≤80% £m	80%≤100% £m	>100% £m	Total £m	Weighted average LTV %	Other £m	Total £m	Total %
South East	13,160	18,298	886	1	32,345	53	3	32,348	19
Greater London	13,308	16,716	1,477	1	31,502	53	3	31,505	18
Scotland	4,493	6,529	559	2	11,583	54	1	11,584	7
North West	6,598	9,212	654	3	16,467	53	2	16,469	10
South West	6,140	8,619	499	1	15,259	53	2	15,261	9
West Midlands	4,323	7,449	553	1	12,326	55	1	12,327	6
East of England	7,467	11,679	820	1	19,967	54	2	19,969	12
Rest of the UK	10,937	20,278	2,001	26	33,242	56	2	33,244	19
Total	66,426	98,780	7,449	36	172,691	54	16	172,707	100
2020									
South East	10,980	17,217	2,365	4	30,566	56	5	30,571	19
Greater London	13,044	14,505	1,638	2	29,189	52	5	29,194	18
Scotland	3,594	6,636	1,148	1	11,379	58	1	11,380	7
North West	4,849	9,745	1,402	3	15,999	58	3	16,002	10
South West	5,086	8,551	882	3	14,522	55	2	14,524	9
West Midlands	3,366	7,080	1,265	4	11,715	59	1	11,716	7
East of England	6,487	10,294	1,588	2	18,371	56	2	18,373	11
Rest of the UK	8,451	18,869	3,873	151	31,344	60	3	31,347	19
Total	55,857	92,897	14,161	170	163,085	56	22	163,107	100

Commercial real estate (CRE)*

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. The CRE tables in this section include information on exposures which are out of scope of ECL calculations or part of disposal groups.

	2021				2020			
By geography and sub-sector (1)	UK £m	RoI £m	Other £m	Total £m	UK £m	RoI £m	Other £m	Total £m
Investment								
Residential (2)	4,422	341	19	4,782	4,507	360	14	4,881
Office (3)	3,037	190	10	3,237	3,386	226	28	3,640
Retail (4)	4,207	81	—	4,288	5,423	68	118	5,609
Industrial (5)	2,760	13	106	2,879	2,773	18	202	2,993
Mixed/other (6)	1,185	113	50	1,348	2,688	154	74	2,916
	15,611	738	185	16,534	18,777	826	436	20,039
Development								
Residential (2)	1,775	76	2	1,853	2,685	200	3	2,888
Office (3)	79	33	—	112	123	30	—	153
Retail (4)	48	—	—	48	126	—	—	126
Industrial (5)	67	1	—	68	125	2	—	127
Mixed/other (6)	20	2	—	22	24	2	—	26
	1,989	112	2	2,103	3,083	234	3	3,320
Total	17,600	850	187	18,637	21,860	1,060	439	23,359

*Not within audit scope.

(1) Geographical splits are based on country of collateral risk.
(2) Properties including houses, flats and student accommodation.
(3) Properties including offices in central business districts, regional headquarters and business parks.
(4) Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5) Properties including distribution centres, manufacturing and warehouses.
(6) Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

NatWest Group plc – Annual Report on Form 20-F 213

Risk and capital management continued

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE current exposure and related ECL by LTV band.

	Current exposure (gross of provisions) (1,2)					ECL provisions				ECL provisions coverage (4)			
	Stage 1	Stage 2	Stage 3	Not within IFRS 9 ECL scope (3)	Total	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	6,767	388	34	268	7,457	5	7	9	21	0.1	1.8	26.5	0.3
>50% and ≤70%	4,367	470	46	469	5,352	3	13	20	36	0.1	2.8	43.5	0.7
>70% and ≤100%	377	192	127	9	705	—	9	32	41	—	4.7	25.2	5.8
>100%	215	7	86	4	312	—	2	28	30	—	28.6	32.6	9.6
Total with LTVs	11,726	1,057	293	750	13,826	8	31	89	128	0.1	2.9	30.4	0.9
Total portfolio average LTV%	48%	58%	88%	52%	50%								
Other (5)	2,271	293	61	83	2,708	4	13	28	45	0.2	4.4	45.9	1.7
Development (6)	1,736	228	62	77	2,103	3	6	34	43	0.2	2.6	54.8	2.0
Total	15,733	1,578	416	910	18,637	15	50	151	216	0.1	3.2	36.3	1.2
2020													
≤50%	4,918	4,538	138	—	9,594	46	145	24	215	0.9	3.2	17.4	2.2
>50% and ≤70%	2,815	3,266	226	—	6,307	32	112	63	207	1.1	3.4	27.9	3.3
>70% and ≤100%	169	283	124	—	576	3	23	51	77	1.8	8.1	41.1	13.4
>100%	50	64	295	—	409	—	6	113	119	—	9.4	38.3	29.1
Total with LTVs	7,952	8,151	783	—	16,886	81	286	251	618	1.0	3.5	32.1	3.7
Total portfolio average LTV%	45%	47%	93%	—	48%								
Other (5)	1,776	511	159	707	3,153	6	40	93	139	0.3	7.8	58.5	5.7
Development (6)	1,362	1,767	161	30	3,320	15	58	70	143	1.1	3.3	43.5	4.3
Total	11,090	10,429	1,103	737	23,359	102	384	414	900	0.9	3.7	37.5	4.0

(1) Comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as part of the overall CRE portfolio.
(2) The exposure in Stage 3 mainly relates to legacy assets.
(3) Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives.
(4) ECL provisions coverage is ECL provisions divided by current exposure.
(5) Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(6) Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

- Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
- 2021 trends – The continued reduction in the real estate exposure was a consequence of active portfolio management to rebalance the size and composition of the CRE portfolio. In addition, customer appetite to borrow was muted, particularly amongst larger customers. At a sub-sector level, the residential market had a positive out-turn over the year; the retail sector exhibited mixed performance in line with changing consumer habits; the industrial market performed very strongly; with uncertainty continuing in the office sub-sector as occupiers moved to a more flexible way of working.
- Credit quality – NatWest Group entered the COVID-19 period with a conservatively positioned CRE portfolio, which helped to mitigate the effect of COVID-19. The majority of the defaults during 2021 were in the retail sector, particularly in the fashion-led shopping centre sub-sector. NatWest Group completed a strategic sale of a portfolio of these loans during 2021. Customers experienced reduced rent collections during COVID-19 albeit rental payments have now normalised. Outside of retail, there was limited distress as noted, uncertainty still remains, particularly in relation to the office sub-sector and the portfolio continues to be actively reviewed and managed.
- Risk appetite – Lending appetite was gradually and selectively increased by sub-sector, particularly towards the end of 2021, albeit these remain below pre-COVID-19 levels.

NatWest Group plc – Annual Report on Form 20-F 214

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

- Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
- Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
- Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
- Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
- Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
- There were flows from Stage 1 into Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the effect of portfolio debt sales and also staging at the start of the analysis period.
- The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
- All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	446,666	519	81,667	3,081	6,524	2,586	534,857	6,186
Currency translation and other adjustments	(4,111)	(1)	(246)	(6)	48	(89)	(4,309)	(96)
Transfers from Stage 1 to Stage 2	(35,307)	(160)	35,307	160	—	—	—	—
Transfers from Stage 2 to Stage 1	62,702	1,322	(62,702)	(1,322)	—	—	—	—
Transfers to Stage 3	(390)	(2)	(2,628)	(285)	3,018	287	—	—
Transfers from Stage 3	241	21	1,352	188	(1,593)	(209)	—	—
Net re-measurement of ECL on stage transfer		(1,114)		869		310		65
Changes in risk parameters		(343)		(566)		244		(665)
Other changes in net exposure	84,331	84	(15,657)	(496)	(1,795)	(148)	66,879	(560)
Other (P&L only items)		(3)		5		(120)		(118)
Income statement (releases)/charges		(1,376)		(188)		286		(1,278)
Transfers to disposal groups	(7,954)	(24)	(1,511)	(120)	(113)	(22)	(9,578)	(166)
Amounts written-off	—	—	(25)	(25)	(851)	(851)	(876)	(876)
Unwinding of discount		—		—		(82)		(82)
At 31 December 2021	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
Net carrying amount	545,876		34,079		3,212		583,167	
At 1 January 2020	428,604	322	28,630	752	7,135	2,718	464,369	3,792
2020 movements	18,062	197	53,037	2,329	(611)	(132)	70,488	2,394
At 31 December 2020	446,666	519	81,667	3,081	6,524	2,586	534,857	6,186
Net carrying amount	446,147		78,586		3,938		528,671	

NatWest Group plc – Annual Report on Form 20-F 215

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
Retail Banking - mortgages	Financial assets £m	ECL £m	Financial assets £m	ECL £m	Financial assets £m	ECL £m	Financial assets £m	ECL £m
At 1 January 2021	132,390	23	28,079	227	1,291	236	161,760	486
Currency translation and other adjustments	—	—	—	—	10	10	10	10
Transfers from Stage 1 to Stage 2	(10,957)	(3)	10,957	3	—	—	—	—
Transfers from Stage 2 to Stage 1	25,468	162	(25,468)	(162)	—	—	—	—
Transfers to Stage 3	(17)	—	(574)	(19)	591	19	—	—
Transfers from Stage 3	11	—	343	25	(354)	(25)	—	—
Net re-measurement of ECL on stage transfer		(156)		117		9		(30)
Changes in risk parameters		(1)		(9)		58		48
Other changes in net exposure	13,071	(1)	(2,589)	(27)	(263)	(19)	10,219	(47)
Other (P&L only items)		(1)		1		(26)		(26)
Income statement (releases)/charges		(159)		82		22		(55)
Amounts written-off	—	—	—	—	(8)	(8)	(8)	(8)
Unwinding of discount		—		—		(30)		(30)
At 31 December 2021	159,966	24	10,748	155	1,267	250	171,981	429
Net carrying amount	159,942		10,593		1,017		171,552	
At 1 January 2020	135,625	12	10,283	86	1,289	215	147,197	313
2020 movements	(3,235)	11	17,796	141	2	21	14,563	173
At 31 December 2020	132,390	23	28,079	227	1,291	236	161,760	486
Net carrying amount	132,367		27,852		1,055		161,274	

- Despite the strong portfolio growth during 2021, ECL levels for mortgages reduced during the same period. The decrease in ECL was primarily a result of reduced PDs and LGDs reflecting the improved economic outlook and stable portfolio performance. This resulted in lower levels of SICR identification and ECL requirement.
- More specifically, the reduced PDs alongside muted portfolio deterioration resulted in a net migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL.
- With various customer support schemes available and the revised economic outlook, Stage 3 ECL remained stable as new inflows remaining subdued. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in Stage 2. Refer to the Governance and post model adjustments section for further details.
- Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer. Given the moratorium on repossession activity until later in 2021, write-offs remained at a subdued level.

NatWest Group plc – Annual Report on Form 20-F 216

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	**2,250**	**52**	**1,384**	**220**	**114**	**75**	**3,748**	**347**
Currency translation and other adjustments	**—**	**—**	**—**	**—**	**(1)**	**(1)**	**(1)**	**(1)**
Transfers from Stage 1 to Stage 2	**(951)**	**(48)**	**951**	**48**	**—**	**—**	**—**	**—**
Transfers from Stage 2 to Stage 1	**1,119**	**143**	**(1,119)**	**(143)**	**—**	**—**	**—**	**—**
Transfers to Stage 3	**(17)**	**—**	**(84)**	**(35)**	**101**	**35**	**—**	**—**
Transfers from Stage 3	**—**	**—**	**9**	**5**	**(9)**	**(5)**	**—**	**—**
Net re-measurement of ECL on stage transfer		**(88)**		**184**		**28**		**124**
Changes in risk parameters		**(19)**		**(65)**		**8**		**(76)**
Other changes in net exposure	**339**	**18**	**(194)**	**(73)**	**(41)**	**(2)**	**104**	**(57)**
Other (P&L only items)		**—**		**—**		**(4)**		**(4)**
Income statement (releases)/charges		**(89)**		**46**		**30**		**(13)**
Amounts written-off	**—**	**—**	**—**	**—**	**(73)**	**(73)**	**(73)**	**(73)**
Unwinding of discount		**—**		**—**		**(5)**		**(5)**
At 31 December 2021	**2,740**	**58**	**947**	**141**	**91**	**60**	**3,778**	**259**
Net carrying amount	**2,682**		**806**		**31**		**3,519**	
At 1 January 2020	2,804	38	1,246	131	127	88	4,177	257
2020 movements	(554)	14	138	89	(13)	(13)	(429)	90
At 31 December 2020	2,250	52	1,384	220	114	75	3,748	347
Net carrying amount	2,198		1,164		39		3,401	

- The overall decrease in ECL was mainly due to the reduction in Stage 2 ECL reflecting the improved economic outlook and stable portfolio performance, causing PDs to decrease. This resulted in reduced levels of SICR identification and ECL requirement.
- More specifically, the reduced PDs alongside muted portfolio deterioration resulted in a net migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL.
- Cards balances remained broadly flat compared with the 2020 year end. In line with industry trends in the UK, credit card balances decreased during the first half of the year but then increased as lockdown restrictions eased and borrowing demand increased.
- With various customer support schemes available and the improved economic outlook, Stage 3 inflows remained subdued and therefore Stage 3 ECL movement was minimal.
- Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group plc – Annual Report on Form 20-F 217

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

Retail Banking - other personal unsecured	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2021	**3,385**	**59**	**3,487**	**450**	**596**	**495**	**7,468**	**1,004**
Currency translation and other adjustments	**—**	**—**	**—**	**—**	**2**	**2**	**2**	**2**
Transfers from Stage 1 to Stage 2	**(1,715)**	**(39)**	**1,715**	**39**	**—**	**—**	**—**	**—**
Transfers from Stage 2 to Stage 1	**2,034**	**164**	**(2,034)**	**(164)**	**—**	**—**	**—**	**—**
Transfers to Stage 3	**(10)**	**—**	**(339)**	**(120)**	**349**	**120**	**—**	**—**
Transfers from Stage 3	**5**	**7**	**96**	**60**	**(101)**	**(67)**	**—**	**—**
Net re-measurement of ECL on stage transfer		**(133)**		**161**		**111**		**139**
Changes in risk parameters		**(18)**		**(47)**		**60**		**(5)**
Other changes in net exposure	**849**	**12**	**(958)**	**(85)**	**(79)**	**(26)**	**(188)**	**(99)**
Other (P&L only items)		**—**		**—**		**(3)**		**(3)**
Income statement (releases)/charges		**(139)**		**29**		**142**		**32**
Amounts written-off	**—**	**—**	**—**	**—**	**(138)**	**(138)**	**(138)**	**(138)**
Unwinding of discount		**—**		**—**		**(17)**		**(17)**
At 31 December 2021	**4,548**	**52**	**1,967**	**294**	**629**	**540**	**7,144**	**886**
Net carrying amount	**4,496**		**1,673**		**89**		**6,258**	
At 1 January 2020	5,417	63	2,250	252	608	518	8,275	833
2020 movements	(2,032)	(4)	1,237	198	(12)	(23)	(807)	171
At 31 December 2020	3,385	59	3,487	450	596	495	7,468	1,004
Net carrying amount	3,326		3,037		101		6,464	

- The overall decrease in ECL was mainly due to the reduction in Stage 2 ECL reflecting the improved economic outlook and stable portfolio performance, causing PDs to decrease. This resulted in reduced levels of SICR identification and ECL requirement.
- More specifically, the reduced PDs alongside muted portfolio deterioration resulted in a net migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL.
- In line with industry trends in the UK, unsecured balances reduced, amplifying the ECL reductions within the portfolio. This has stabilised as UK lockdown restrictions have eased and borrowing demand increased.
- With various customer support schemes available and the improved economic outlook, Stage 3 inflows remained subdued and therefore Stage 3 ECL movement was minimal.
- Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

NatWest Group plc – Annual Report on Form 20-F 218

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

Commercial Banking - commercial real estate	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2021	**17,269**	**90**	**10,380**	**364**	**1,118**	**428**	**28,767**	**882**
Currency translation and other adjustments	**(10)**	**1**	**(2)**	**(1)**	**(1)**	**(26)**	**(13)**	**(26)**
Inter-group transfers	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Transfers from Stage 1 to Stage 2	**(2,687)**	**(17)**	**2,687**	**17**	**—**	**—**	**—**	**—**
Transfers from Stage 2 to Stage 1	**7,872**	**219**	**(7,872)**	**(219)**	**—**	**—**	**—**	**—**
Transfers to Stage 3	**(55)**	**—**	**(327)**	**(16)**	**382**	**16**	**—**	**—**
Transfers from Stage 3	**71**	**2**	**82**	**7**	**(153)**	**(9)**	**—**	**—**
Net re-measurement of ECL on stage transfer		**(176)**		**41**		**21**		**(114)**
Changes in risk parameters		**(119)**		**(68)**		**8**		**(179)**
Other changes in net exposure	**(107)**	**16**	**(2,746)**	**(74)**	**(666)**	**(54)**	**(3,519)**	**(112)**
Other (P&L only items)		**—**		**—**		**—**		**—**
Income statement (releases)/charges		**(279)**		**(101)**		**(25)**		**(405)**
Amounts written-off	**—**	**—**	**—**	**—**	**(235)**	**(235)**	**(235)**	**(235)**
Unwinding of discount		**—**		**—**		**(4)**		**(4)**
At 31 December 2021	**22,353**	**16**	**2,202**	**51**	**445**	**145**	**25,000**	**212**
Net carrying amount	**22,337**		**2,151**		**300**		**24,788**	
At 1 January 2020	25,556	31	2,218	28	895	306	28,669	365
2020 movements	(8,287)	59	8,162	336	223	122	98	517
At 31 December 2020	17,269	90	10,380	364	1,118	428	28,767	882
Net carrying amount	17,179		10,016		690		27,885	

- Stage 1 and Stage 2 ECL reduced significantly due to the improvement in the economic outlook, causing both PDs and LGDs to decrease.
- The updated economics also resulted in a migration of assets from Stage 2 into Stage 1 as improved underlying PDs meant assets no longer met Stage 2 criteria.
- Flows into Stage 3 remained low as government support schemes combined with the economic recovery, suppressed a higher level of flows into Stage 3.
- The reduction in Stage 3 balances was largely a result of a portfolio sale of non-performing exposure.
- Performing exposure reduced due to repayments of existing borrowing with limited appetite for new lending to replace it.

NatWest Group plc – Annual Report on Form 20-F 219

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial Banking - business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	**12,122**	**41**	**2,184**	**145**	**250**	**173**	**14,556**	**359**
Currency translation and other adjustments	**—**	**—**	**—**	**—**	**(7)**	**(5)**	**(7)**	**(5)**
Transfers from Stage 1 to Stage 2	**(3,641)**	**(13)**	**3,641**	**13**	**—**	**—**	**—**	**—**
Transfers from Stage 2 to Stage 1	**2,622**	**144**	**(2,622)**	**(144)**	**—**	**—**	**—**	**—**
Transfers to Stage 3	**(75)**	**—**	**(470)**	**(27)**	**545**	**27**	**—**	**—**
Transfers from Stage 3	**12**	**3**	**38**	**9**	**(50)**	**(12)**	**—**	**—**
Net re-measurement of ECL on stage transfer		**(135)**		**171**		**38**		**74**
Changes in risk parameters		**(11)**		**(23)**		**9**		**(25)**
Other changes in net exposure	**252**	**(2)**	**(498)**	**(28)**	**(33)**	**(5)**	**(279)**	**(35)**
Other (P&L only items)		**—**		**—**		**(36)**		**(36)**
Income statement (releases)/charges		**(148)**		**120**		**6**		**(22)**
Amounts written-off	**—**	**—**	**—**	**—**	**(37)**	**(37)**	**(37)**	**(37)**
Unwinding of discount		**—**		**—**		**(10)**		**(10)**
At 31 December 2021	**11,292**	**27**	**2,273**	**116**	**668**	**178**	**14,233**	**321**
Net carrying amount	**11,265**		**2,157**		**490**		**13,912**	
At 1 January 2020	6,338	28	767	45	257	200	7,362	273
2020 movements	5,784	13	1,417	100	(7)	(27)	7,194	86
At 31 December 2020	12,122	41	2,184	145	250	173	14,556	359
Net carrying amount	12,081		2,039		77		14,197	

- At a total level, exposure remained relatively stable with reduction mainly due to the repayment of government scheme debt.
- The updated economics resulted in an improvement in underlying credit metrics resulting in migration of exposure from Stage 2 into Stage 1 with a consequential reduction from lifetime ECL to a 12 month ECL calculation. However, the transfer of exposure from Stage 1 into Stage 2 outweighed the positive migration and was largely related to customers with government scheme borrowing.
- Flows of defaulted exposure into Stage 3 were mainly a result of government scheme lending rather than conventional debt. This was reflected in the lower ECL associated with the Stage 3 transfers.
- The portfolio continued to benefit from cash recoveries post write-off, which are reported as other (P&L only items). Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than five years after default.

NatWest Group plc – Annual Report on Form 20-F 220

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
Commercial Banking - other	Financial assets £m	ECL £m	Financial assets £m	ECL £m	Financial assets £m	ECL £m	Financial assets £m	ECL £m
At 1 January 2021	**39,279**	**139**	**25,981**	**1,204**	**1,249**	**468**	**66,509**	**1,811**
Currency translation and other adjustments	**(262)**	**—**	**(70)**	**—**	**77**	**21**	**(255)**	**21**
Inter-group transfers	**105**	**—**	**—**	**—**	**—**	**—**	**105**	**—**
Transfers from Stage 1 to Stage 2	**(7,206)**	**(29)**	**7,206**	**29**	**—**	**—**	**—**	**—**
Transfers from Stage 2 to Stage 1	**13,581**	**350**	**(13,581)**	**(350)**	**—**	**—**	**—**	**—**
Transfers to Stage 3	**(80)**	**—**	**(558)**	**(42)**	**638**	**42**	**—**	**—**
Transfers from Stage 3	**30**	**6**	**528**	**41**	**(558)**	**(47)**	**—**	**—**
Net re-measurement of ECL on stage transfer		**(306)**		**160**		**87**		**(59)**
Changes in risk parameters		**(119)**		**(286)**		**(7)**		**(412)**
Other changes in net exposure	**1,271**	**32**	**(5,003)**	**(165)**	**(386)**	**(35)**	**(4,118)**	**(168)**
Other (P&L only items)		**—**		**1**		**(8)**		**(7)**
Income statement (releases)/charges		**(393)**		**(290)**		**37**		**(646)**
Amounts written-off	**—**	**—**	**—**	**—**	**(195)**	**(195)**	**(195)**	**(195)**
Unwinding of discount		**—**		**—**		**(6)**		**(6)**
At 31 December 2021	**46,718**	**73**	**14,503**	**591**	**825**	**328**	**62,046**	**992**
Net carrying amount	**46,645**		**13,912**		**497**		**61,054**	
At 1 January 2020	53,722	94	8,788	143	1,386	516	63,896	753
2020 movements	(14,443)	45	17,193	1,061	(137)	(48)	2,613	1,058
At 31 December 2020	39,279	139	25,981	1,204	1,249	468	66,509	1,811
Net carrying amount	39,140		24,777		781		64,698	

- The decrease in ECL across Stage 1 and Stage 2 was primarily due to improvement in the economic outlook, causing both PDs and LGDs to reduce.
- The updated economics also resulted in the migration of assets from Stage 2 into Stage 1 with a consequential decrease from a lifetime ECL to a 12 month ECL calculation.
- For flows into Stage 3, defaults remained suppressed, reflecting both the effect of increased liquidity from government customer support schemes and the improving economic environment.
- Other changes in net exposure decreased following the commencement of repayments of government scheme debt and strategic reduction in high risk sectors.

NatWest Group plc – Annual Report on Form 20-F 221

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements (audited)

NatWest Markets (1)	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2021	**33,327**	**12**	**1,671**	**49**	**168**	**132**	**35,166**	**193**
Currency translation and other adjustments	**(799)**	**—**	**(38)**	**(1)**	**(4)**	**(9)**	**(841)**	**(10)**
Inter-group transfers	**(105)**	**—**	**—**	**—**	**—**	**—**	**(105)**	**—**
Transfers from Stage 1 to Stage 2	**(881)**	**(1)**	**881**	**1**	**—**	**—**	**—**	**—**
Transfers from Stage 2 to Stage 1	**1,762**	**9**	**(1,762)**	**(9)**	**—**	**—**	**—**	**—**
Transfers to Stage 3	**—**	**—**	**(1)**	**—**	**1**	**—**	**—**	**—**
Net re-measurement of ECL on stage transfer		**(7)**		**4**		**—**		**(3)**
Changes in risk parameters		**(7)**		**(9)**		**(2)**		**(18)**
Other changes in net exposure	**79**	**—**	**(530)**	**(8)**	**(27)**	**(3)**	**(478)**	**(11)**
Other (P&L only items)		**—**		**1**		**(4)**		**(3)**
Income statement (releases)/charges		**(14)**		**(12)**		**(9)**		**(35)**
Amounts written-off	**—**	**—**	**(24)**	**(24)**	**(43)**	**(43)**	**(67)**	**(67)**
At 31 December 2021	**33,383**	**6**	**197**	**3**	**95**	**75**	**33,675**	**84**
Net carrying amount	**33,377**		**194**		**20**		**33,591**	
At 1 January 2020	32,892	10	188	5	183	131	33,263	146
2020 movements	435	2	1,483	44	(15)	1	1,903	47
At 31 December 2020	33,327	12	1,671	49	168	132	35,166	193
Net carrying amount	33,315		1,622		36		34,973	

(1) Reflects the NatWest Markets segment and includes NWM N.V..

- Consistent with other Wholesale portfolios, Stage 1 and Stage 2 ECL reduced due to the improved economic outlook which led to a reduction in underlying PDs and LGDs.
- The Stage 2 population reduced materially with the improved economic outlook improving credit metrics and resulting in migration of assets into Stage 1.

Ulster Bank RoI - mortgages	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2021	**10,919**	**27**	**1,682**	**91**	**1,061**	**381**	**13,662**	**499**
Currency translation and other adjustments	**(342)**	**(1)**	**(72)**	**(4)**	**(57)**	**(55)**	**(471)**	**(60)**
Transfers from Stage 1 to Stage 2	**(488)**	**(2)**	**488**	**2**	**—**	**—**	**—**	**—**
Transfers from Stage 2 to Stage 1	**1,164**	**54**	**(1,164)**	**(54)**	**—**	**—**	**—**	**—**
Transfers to Stage 3	**(8)**	**—**	**(65)**	**(7)**	**73**	**7**	**—**	**—**
Transfers from Stage 3	**19**	**2**	**172**	**33**	**(191)**	**(35)**	**—**	**—**
Net re-measurement of ECL on stage transfer		**(51)**		**(3)**		**10**		**(44)**
Changes in risk parameters		**(8)**		**(18)**		**82**		**56**
Other changes in net exposure	**(618)**	**(1)**	**(109)**	**(2)**	**(115)**	**(3)**	**(842)**	**(6)**
Other (P&L only items)		**(1)**		**—**		**(12)**		**(13)**
Income statement (releases)/charges		**(61)**		**(23)**		**77**		**(7)**
Transfers to disposal groups (1)	**(5,610)**	**(13)**	**(373)**	**(20)**	**(95)**	**(14)**	**(6,078)**	**(47)**
Amounts written-off	**—**	**—**	**(1)**	**(1)**	**(72)**	**(72)**	**(73)**	**(73)**
Unwinding of discount		**—**		**—**		**(7)**		**(7)**
At 31 December 2021	**5,036**	**7**	**558**	**17**	**604**	**294**	**6,198**	**318**
Net carrying amount	**5,029**		**541**		**310**		**5,880**	
At 1 January 2020	10,603	11	1,084	30	1,875	581	13,562	622
2020 movements	316	16	598	61	(814)	(200)	100	(123)
At 31 December 2020	10,919	27	1,682	91	1,061	381	13,662	499
Net carrying amount	10,892		1,591		680		13,163	

(1) Reflects balance of disposal groups at 1 January 2021.

- The reduction in balances across all stages was primarily a result of the agreed sale of mortgages to Permanent TSB p.l.c..
- A further reduction in Stage 2 balances was mainly due to the cessation of the collective migration of high-risk mortgage accounts which were in receipt of COVID-19 payment support during 2020 due to post-payment support performance. Economic uncertainty post model adjustments also decreased significantly during the year.
- Like previous years, portfolio improvements and debt sale activity resulted in deceases in the Stage 3 portfolio.
- Write-offs were mainly a result of the execution of the final tranche of the 2019 debt sale.

NatWest Group plc – Annual Report on Form 20-F 222

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 223 Credit risk – Banking activities continued Stage 2 decomposition – arrears status and contributing factors The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios. UK mortgages RoI mortgages Credit cards Other Total Loans ECL Loans ECL Loans ECL Loans ECL Loans ECL 2021 £m £m £m £m £m £m £m £m £m £m Personal Currently >30 DPD 397 9 38 3 11 6 50 13 496 31 Currently <=30 DPD 10,593 148 515 14 922 135 1,897 286 13,927 583 - PD deterioration 2,400 56 58 4 549 96 970 174 3,977 330 - PD persistence 3,088 38 21 1 270 23 770 91 4,149 153 - Other driver (adverse credit, forbearance etc) 5,105 54 436 9 103 16 157 21 5,801 100 Total Stage 2 10,990 157 553 17 933 141 1,947 299 14,423 614 2020 Personal Currently >30 DPD 426 19 109 11 10 6 75 25 620 61 Currently <=30 DPD 27,477 209 1,559 80 1,365 219 3,331 427 33,732 935 - PD deterioration 13,136 163 664 42 901 167 2,242 354 16,943 726 - PD persistence 9,977 22 46 2 350 32 966 57 11,339 113 - Other driver (adverse credit, forbearance etc) 4,364 24 849 36 114 20 123 16 5,450 96 Total Stage 2 27,903 228 1,668 91 1,375 225 3,406 452 34,352 996  The improved economic outlook, including forecast increases in unemployment, resulted in decreased account level IFRS 9 PDs during the year. Consequently, compared to 2020, a smaller proportion of accounts exhibited significant PD deterioration causing Stage 2 exposures to decrease significantly and increase the proportion of cases in Stage 2 for other reasons.  During the year, a subset of customers who had accessed payment holiday support and where their risk profile was identified as relatively high risk, were collectively migrated into Stage 2. For mortgages, in Retail Banking, approximately £0.8 billion of exposures were collectively migrated from Stage 1 into Stage 2. The impact of collective migrations on unsecured lending was much more limited.  As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons. Property Corporate Financial institutions Sovereign Total Loans ECL Loans ECL Loans ECL Loans ECL Loans ECL 2021 £m £m £m £m £m £m £m £m £m £m Wholesale Currently >30 DPD 239 3 390 8 19 — — — 648 11 Currently <=30 DPD 2,862 108 15,214 705 713 39 121 1 18,910 853 - PD deterioration 896 57 10,391 549 595 36 84 1 11,966 643 - PD persistence 139 8 552 32 6 — 1 — 698 40 - Other driver (forbearance, RoCL etc) 1,827 43 4,271 124 112 3 36 — 6,246 170 Total Stage 2 3,101 111 15,604 713 732 39 121 1 19,558 864 2020 Wholesale Currently >30 DPD 136 6 215 28 110 — — — 461 34 Currently <=30 DPD 12,885 501 27,501 1,459 3,514 90 204 1 44,104 2,051 - PD deterioration 11,765 450 23,268 1,229 3,182 85 97 — 38,312 1,764 - PD persistence 162 5 623 20 7 — — — 792 25 - Other driver (forbearance, RoCL etc) 958 46 3,610 210 325 5 107 1 5,000 262 Total Stage 2 13,021 507 27,716 1,487 3,624 90 204 1 44,565 2,085  The improved economic outlook, including upgrades in GDP and commercial real estate valuations, resulted in a reduction of IFRS 9 PDs. Consequently, compared to 2020, a large proportion of exposure no longer exhibited a SICR and migrated back into Stage 1 resulting in a reduction in Stage 2 exposure.  PD deterioration remained the primary trigger for identifying a SICR and Stage 2 treatment, although there was also an increase in arrears and other drivers.  The increase in arrears greater than 30 days was partially a result of the commencement of payments on government scheme debt with some customers unable to make scheduled repayments.  There was a decrease in flows on to the Risk of Credit Loss framework. At a total level, exposure on the Risk of Credit Loss framework remained above pre-COVID-19 levels.

Risk and capital management continued

Credit risk – Banking activities continued

Stage 2 decomposition – by a significant increase in credit risk trigger

2021	UK mortgages £m	UK mortgages %	RoI mortgages £m	RoI mortgages %	Credit cards £m	Credit cards %	Other £m	Other %	Total £m	Total %
Personal trigger (1)										
PD movement	2,707	24.6	83	14.9	560	60.1	1,008	51.8	4,358	30.2
PD persistence	3,103	28.2	21	3.8	270	28.9	771	39.6	4,165	28.9
Adverse credit bureau recorded with credit reference agency	3,657	33.3	—	—	60	6.4	73	3.7	3,790	26.3
Forbearance support provided	178	1.6	6	1.1	2	0.2	28	1.4	214	1.5
Customers in collections	82	0.8	33	6.0	3	0.3	15	0.8	133	0.9
Collective SICR and other reasons (2)	1,197	10.9	409	74.0	38	4.1	46	2.4	1,690	11.7
Days past due >30	66	0.6	1	0.2	—	—	6	0.3	73	0.5
	10,990	100	553	100	933	100	1,947	100	14,423	100

2020	UK mortgages £m	UK mortgages %	RoI mortgages £m	RoI mortgages %	Credit cards £m	Credit cards %	Other £m	Other %	Total £m	Total %
Personal trigger (1)										
PD movement	13,520	48.4	751	45.0	911	66.2	2,310	67.8	17,492	51.0
PD persistence	9,977	35.8	46	2.8	350	25.5	968	28.4	11,341	33.0
Adverse credit bureau recorded with credit reference agency	2,936	10.5	—	—	51	3.7	46	1.4	3,033	8.8
Forbearance support provided	138	0.5	7	0.4	1	0.1	9	0.3	155	0.5
Customers in collections	131	0.5	30	1.8	2	0.1	14	0.4	177	0.5
Collective SICR and other reasons (2)	1,165	4.2	832	49.9	60	4.4	55	1.6	2,112	6.1
Days past due >30	36	0.1	2	0.1	—	—	4	0.1	42	0.1
	27,903	100	1,668	100	1,375	100	3,406	100	34,352	100

For the notes to this table refer to the following page.

- The improved economic outlook, including a more optimistic forecast for unemployment, resulted in decreased account level IFRS 9 PDs. Consequently, compared to 2020, a smaller proportion of accounts exhibited significant PD deterioration at 31 December 2021.
- Since the 2020 year end, large populations of Stage 2 were migrated into Stage 1 reflecting continued reductions in PDs as a result of the improved economic outlook alongside stable portfolio performance during the year.
- However, a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated into Stage 2. In Retail Banking (primarily mortgages), approximately £0.8 billion of exposures were collectively migrated from Stage 1 into Stage 2. The effect of collective migrations on unsecured lending was much more limited. PD movement made up a smaller proportion of Stage 2 for UK mortgages than at the 2020 year end, supporting the use of the collective SICR migration approach described above.

NatWest Group plc – Annual Report on Form 20-F 224

Risk and capital management continued

Credit risk – Banking activities continued

Stage 2 decomposition – by a significant increase in credit risk trigger continued

2021	Property £m	Property %	Corporate £m	Corporate %	Financial institutions £m	Financial institutions %	Sovereign £m	Sovereign %	Total £m	Total %
Wholesale trigger (1)										
PD movement	942	30.3	10,553	67.7	595	81.3	84	69.4	12,174	62.2
PD persistence	139	4.5	553	3.5	6	0.8	1	0.8	699	3.6
Risk of Credit Loss	962	31.0	2,626	16.8	71	9.7	34	28.1	3,693	18.9
Forbearance support provided	101	3.3	489	3.1	6	0.8	—	—	596	3.0
Customers in collections	27	0.9	88	0.6	1	0.1	—	—	116	0.6
Collective SICR and other reasons (2)	762	24.6	1,189	7.6	35	4.8	2	1.7	1,988	10.2
Days past due >30	168	5.4	106	0.7	18	2.5	—	—	292	1.5
	3,101	100	15,604	100	732	100	121	100	19,558	100
2020										
Wholesale trigger (1)										
PD movement	11,849	91.1	23,403	84.3	3,183	87.9	97	47.6	38,532	86.6
PD persistence	162	1.2	624	2.3	7	0.2	—	—	793	1.8
Risk of Credit Loss	394	3.0	2,106	7.6	66	1.8	39	19.1	2,605	5.8
Forbearance support provided	73	0.6	133	0.5	27	0.7	—	—	233	0.5
Customers in collections	30	0.2	115	0.4	1	—	—	—	146	0.3
Collective SICR and other reasons (2)	462	3.5	1,262	4.6	231	6.4	68	33.3	2,023	4.5
Days past due >30	51	0.4	73	0.3	109	3.0	—	—	233	0.5
	13,021	100	27,716	100	3,624	100	204	100	44,565	100

(1) The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2) Includes customers where a PD assessment cannot be undertaken due to missing PDs.

- PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. As the economic outlook improved during 2021, there was a reduction in cases triggered into Stage 2 exposure.
- Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework trigger increased over the period as less exposures were captured under the PD deterioration Stage 2 trigger.
- PD persistence related to the business banking portfolio only.

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios.

	2021 Retail Banking mortgages	2021 Ulster Bank RoI mortgages	2021 Wholesale	2020 Retail Banking mortgages	2020 Ulster Bank RoI mortgages	2020 Wholesale
Stage 3 loans (£bn)	1.2	0.6	2.1	1.3	1.1	2.9
Vintage (time in default):						
<1 year	26%	11%	19%	25%	6%	46%
1-3 years	30%	15%	20%	32%	18%	16%
3-5 years	13%	8%	7%	11%	23%	7%
5-10 years	17%	40%	54%	22%	36%	31%
>10 years	14%	26%		10%	17%	—
	100%	100%	100%	100%	100%	100%

- Retail Banking and Ulster Bank RoI mortgages – The proportion of the Stage 3 defaulted population which have been in default for over five years reflected NatWest Group's support for customers in financial difficulty. When customers continue to engage constructively with NatWest Group, making regular payments, NatWest Group continues to support them.
- Wholesale – The reduction in the proportion of loans in Stage 3 for less than one year was mainly due to lower flows into default during 2021 with customers supported by government support schemes and a positive economic recovery trajectory. Exposures which were in Stage 3 for in excess of five years, were mainly related to customers being in a protracted formal insolvency process or subject to litigation or a complaints process.

NatWest Group plc – Annual Report on Form 20-F 225

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages												
AQ1-AQ4	93,956	3,157	—	97,113	8	40	—	48	0.01	1.27	—	0.05
AQ5-AQ8	81,160	7,325	—	88,485	17	103	—	120	0.02	1.41	—	0.14
AQ9	290	508	—	798	—	14	—	14	—	2.76	—	1.75
AQ10	—	—	1,451	1,451	—	—	269	269	—	—	18.54	18.54
	175,406	10,990	1,451	187,847	25	157	269	451	0.01	1.43	18.54	0.24
RoI mortgages												
AQ1-AQ4	3,669	226	—	3,895	5	5	—	10	0.14	2.21	—	0.26
AQ5-AQ8	1,335	176	—	1,511	2	6	—	8	0.15	3.41	—	0.53
AQ9	8	151	—	159	—	6	—	6	—	3.97	—	3.77
AQ10	—	—	599	599	—	—	293	293	—	—	48.91	48.91
	5,012	553	599	6,164	7	17	293	317	0.14	3.07	48.91	5.14
Credit cards												
AQ1-AQ4	44	1	—	45	1	—	—	1	2.27	—	—	2.22
AQ5-AQ8	2,874	894	—	3,768	58	130	—	188	2.02	14.54	—	4.99
AQ9	6	38	—	44	—	11	—	11	—	28.95	—	25.00
AQ10	—	—	90	90	—	—	60	60	—	—	66.67	66.67
	2,924	933	90	3,947	59	141	60	260	2.02	15.11	66.67	6.59
Other personal												
AQ1-AQ4	831	88	—	919	6	19	—	25	0.72	21.59	—	2.72
AQ5-AQ8	5,950	1,723	—	7,673	51	243	—	294	0.86	14.10	—	3.83
AQ9	52	136	—	188	1	37	—	38	1.92	27.21	—	20.21
AQ10	—	—	642	642	—	—	557	557	—	—	86.76	86.76
	6,833	1,947	642	9,422	58	299	557	914	0.85	15.36	86.76	9.70
Total personal												
AQ1-AQ4	98,500	3,472	—	101,972	20	64	—	84	0.02	1.84	—	0.08
AQ5-AQ8	91,319	10,118	—	101,437	128	482	—	610	0.14	4.76	—	0.60
AQ9	356	833	—	1,189	1	68	—	69	0.28	8.16	—	5.80
AQ10	—	—	2,782	2,782	—	—	1,179	1,179	—	—	42.38	42.38
	190,175	14,423	2,782	207,380	149	614	1,179	1,942	0.08	4.26	42.38	0.94

NatWest Group plc – Annual Report on Form 20-F 226

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality (audited)

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2020	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages												
AQ1-AQ4	108,869	6,634	—	115,503	10	33	—	43	0.01	0.50	—	0.04
AQ5-AQ8	38,347	20,254	—	58,601	14	146	—	160	0.04	0.72	—	0.27
AQ9	240	1,015	—	1,255	—	49	—	49	—	4.83	—	3.90
AQ10	—	—	1,507	1,507	—	—	254	254	—	—	16.85	16.85
	147,456	27,903	1,507	176,866	24	228	254	506	0.02	0.82	16.85	0.29
RoI mortgages												
AQ1-AQ4	8,247	777	—	9,024	20	38	—	58	0.24	4.89	—	0.64
AQ5-AQ8	2,677	560	—	3,237	7	34	—	41	0.26	6.07	—	1.27
AQ9	7	331	—	338	—	19	—	19	—	5.74	—	5.62
AQ10	—	—	1,051	1,051	—	—	381	381	—	—	36.25	36.25
	10,931	1,668	1,051	13,650	27	91	381	499	0.25	5.46	36.25	3.66
Credit cards												
AQ1-AQ4	23	4	—	27	1	2	—	3	4.35	50.00	—	11.11
AQ5-AQ8	2,384	1,329	—	3,713	52	208	—	260	2.18	15.65	—	7.00
AQ9	4	42	—	46	—	15	—	15	—	35.71	—	32.61
AQ10	—	—	109	109	—	—	76	76	—	—	69.72	69.72
	2,411	1,375	109	3,895	53	225	76	354	2.20	16.36	69.72	9.09
Other personal												
AQ1-AQ4	1,234	59	—	1,293	8	9	—	17	0.65	15.25	—	1.31
AQ5-AQ8	4,461	3,020	—	7,481	58	336	—	394	1.30	11.13	—	5.27
AQ9	55	327	—	382	1	107	—	108	1.82	32.72	—	28.27
AQ10	—	—	621	621	—	—	517	517	—	—	83.25	83.25
	5,750	3,406	621	9,777	67	452	517	1,036	1.17	13.27	83.25	10.60
Total personal												
AQ1-AQ4	118,373	7,474	—	125,847	39	82	—	121	0.03	1.10	—	0.10
AQ5-AQ8	47,869	25,163	—	73,032	131	724	—	855	0.27	2.88	—	1.17
AQ9	306	1,715	—	2,021	1	190	—	191	0.33	11.08	—	9.45
AQ10	—	—	3,288	3,288	—	—	1,228	1,228	—	—	37.35	37.35
	166,548	34,352	3,288	204,188	171	996	1,228	2,395	0.10	2.90	37.35	1.17

- In the Personal portfolio, the majority of exposures were in AQ4 and AQ5 within the mortgage portfolios. Overall, personal asset quality improved slightly with migration in assets from AQ4 to AQ5 in mortgages offset by migration from AQ9 into better quality bands. As expected, mortgage exposures had a higher proportion in AQ1-AQ4 than unsecured borrowing.
- As noted previously, significant migration from Stage 2 into Stage 1 across all AQ bands was observed, as IFRS PDs reduced.
- In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision, for up to six years after default.

NatWest Group plc – Annual Report on Form 20-F 227

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2021	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**%**	**%**	**%**	**%**
Property												
AQ1-AQ4	**13,529**	**223**	**—**	**13,752**	**3**	**7**	**—**	**10**	**0.02**	**3.14**	**—**	**0.07**
AQ5-AQ8	**15,126**	**2,742**	**—**	**17,868**	**21**	**94**	**—**	**115**	**0.14**	**3.43**	**—**	**0.64**
AQ9	**24**	**136**	**—**	**160**	**—**	**10**	**—**	**10**	**—**	**7.35**	**—**	**6.25**
AQ10	**—**	**—**	**742**	**742**	**—**	**—**	**239**	**239**	**—**	**—**	**32.21**	**32.21**
	28,679	**3,101**	**742**	**32,522**	**24**	**111**	**239**	**374**	**0.08**	**3.58**	**32.21**	**1.15**
Corporate												
AQ1-AQ4	**18,378**	**1,027**	**—**	**19,405**	**8**	**48**	**—**	**56**	**0.04**	**4.67**	**—**	**0.29**
AQ5-AQ8	**35,351**	**13,922**	**—**	**49,273**	**88**	**621**	**—**	**709**	**0.25**	**4.46**	**—**	**1.44**
AQ9	**74**	**655**	**—**	**729**	**—**	**44**	**—**	**44**	**—**	**6.72**	**—**	**6.04**
AQ10	**—**	**—**	**1,444**	**1,444**	**—**	**—**	**602**	**602**	**—**	**—**	**41.69**	**41.69**
	53,803	**15,604**	**1,444**	**70,851**	**96**	**713**	**602**	**1,411**	**0.18**	**4.57**	**41.69**	**1.99**
Financial institutions												
AQ1-AQ4	**50,121**	**63**	**—**	**50,184**	**7**	**1**	**—**	**8**	**0.01**	**1.59**	**—**	**0.02**
AQ5-AQ8	**2,138**	**667**	**—**	**2,805**	**7**	**38**	**—**	**45**	**0.33**	**5.70**	**—**	**1.60**
AQ9	**4**	**2**	**—**	**6**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
AQ10	**—**	**—**	**46**	**46**	**—**	**—**	**4**	**4**	**—**	**—**	**8.70**	**8.70**
	52,263	**732**	**46**	**53,041**	**14**	**39**	**4**	**57**	**0.03**	**5.33**	**8.70**	**0.11**
Sovereign												
AQ1-AQ4	**5,787**	**35**	**—**	**5,822**	**19**	**1**	**—**	**20**	**0.33**	**2.86**	**—**	**0.34**
AQ5-AQ8	**117**	**86**	**—**	**203**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
AQ9	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
AQ10	**—**	**—**	**8**	**8**	**—**	**—**	**2**	**2**	**—**	**—**	**25.00**	**25.00**
	5,904	**121**	**8**	**6,033**	**19**	**1**	**2**	**22**	**0.32**	**0.83**	**25.00**	**0.36**
Total												
AQ1-AQ4	**87,815**	**1,348**	**—**	**89,163**	**37**	**57**	**—**	**94**	**0.04**	**4.23**	**—**	**0.11**
AQ5-AQ8	**52,732**	**17,417**	**—**	**70,149**	**116**	**753**	**—**	**869**	**0.22**	**4.32**	**—**	**1.24**
AQ9	**102**	**793**	**—**	**895**	**—**	**54**	**—**	**54**	**—**	**6.81**	**—**	**6.03**
AQ10	**—**	**—**	**2,240**	**2,240**	**—**	**—**	**847**	**847**	**—**	**—**	**37.81**	**37.81**
	140,649	**19,558**	**2,240**	**162,447**	**153**	**864**	**847**	**1,864**	**0.11**	**4.42**	**37.81**	**1.15**
2020												
Property												
AQ1-AQ4	12,694	2,079	—	14,773	20	40	—	60	0.16	1.92	—	0.41
AQ5-AQ8	10,785	10,780	—	21,565	103	450	—	553	0.96	4.17	—	2.56
AQ9	254	162	—	416	—	17	—	17	—	10.49	—	4.09
AQ10	—	—	1,322	1,322	—	—	545	545	—	—	41.23	41.23
	23,733	13,021	1,322	38,076	123	507	545	1,175	0.52	3.89	41.23	3.09
Corporate												
AQ1-AQ4	17,757	2,726	—	20,483	20	51	—	71	0.11	1.87	—	0.35
AQ5-AQ8	29,405	24,430	—	53,835	167	1,374	—	1,541	0.57	5.62	—	2.86
AQ9	928	560	—	1,488	1	62	—	63	0.11	11.07	—	4.23
AQ10	—	—	1,727	1,727	—	—	803	803	—	—	46.50	46.50
	48,090	27,716	1,727	77,533	188	1,487	803	2,478	0.39	5.37	46.50	3.20
Financial institutions												
AQ1-AQ4	42,222	1,985	—	44,207	13	13	—	26	0.03	0.65	—	0.06
AQ5-AQ8	1,776	1,453	—	3,229	10	39	—	49	0.56	2.68	—	1.52
AQ9	4	186	—	190	—	38	—	38	—	20.43	—	20.00
AQ10	—	—	17	17	—	—	8	8	—	—	47.06	47.06
	44,002	3,624	17	47,643	23	90	8	121	0.05	2.48	47.06	0.25
Sovereign												
AQ1-AQ4	4,731	106	—	4,837	14	1	—	15	0.30	0.94	—	0.31
AQ5-AQ8	17	98	—	115	—	—	—	—	—	—	—	—
AQ9	3	—	—	3	—	—	—	—	—	—	—	—
AQ10	—	—	4	4	—	—	2	2	—	—	50.00	50.00
	4,751	204	4	4,959	14	1	2	17	0.29	0.49	50.00	0.34
Total												
AQ1-AQ4	77,404	6,896	—	84,300	67	105	—	172	0.09	1.52	—	0.20
AQ5-AQ8	41,983	36,761	—	78,744	280	1,863	—	2,143	0.67	5.07	—	2.72
AQ9	1,189	908	—	2,097	1	117	—	118	0.08	12.89	—	5.63
AQ10	—	—	3,070	3,070	—	—	1,358	1,358	—	—	44.23	44.23
	120,576	44,565	3,070	168,211	348	2,085	1,358	3,791	0.29	4.68	44.23	2.25

NatWest Group plc – Annual Report on Form 20-F 228

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality (audited)

- Across the Wholesale portfolio, the asset quality band distribution differed, reflective of the underlying quality of counterparties within each segment.
- Asset quality improvement was observed across most segments as the economy recovered from the effects of COVID-19.
- The reduction in AQ10 exposure in property was largely due to a portfolio sale of commercial real estate.
- Within the Wholesale portfolio, customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was undertaken or a material event specific to that customer occurred.
- ECL provisions coverage showed the expected trend with increased coverage in the poorer asset quality bands, and also by stage.
- The low provision coverage for Stage 3 loans in financial institutions for 2021 reflected the secured nature of one exposure classified AQ10.

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities funding transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse Repos			Repos		
2021	Total £m	Of which can be offset £m	Outside netting arrangements £m	Total £m	Of which can be offset £m	Outside netting arrangements £m
Gross	**78,909**	**78,259**	**650**	**73,858**	**72,712**	**1,146**
IFRS offset	**(32,016)**	**(32,016)**	**—**	**(32,016)**	**(32,016)**	**—**
Carrying value	**46,893**	**46,243**	**650**	**41,842**	**40,696**	**1,146**
Master netting arrangements	**(900)**	**(900)**	**—**	**(900)**	**(900)**	**—**
Securities collateral	**(45,271)**	**(45,271)**	**—**	**(39,794)**	**(39,794)**	**—**
Potential for offset not recognised under IFRS	**(46,171)**	**(46,171)**	**—**	**(40,694)**	**(40,694)**	**—**
Net	**722**	**72**	**650**	**1,148**	**2**	**1,146**
2020						
Gross	80,388	80,025	363	66,493	64,793	1,700
IFRS offset	(35,820)	(35,820)	—	(35,820)	(35,820)	—
Carrying value	44,568	44,205	363	30,673	28,973	1,700
Master netting arrangements	(929)	(929)	—	(929)	(929)	—
Securities collateral	(43,204)	(43,204)	—	(28,044)	(28,044)	—
Potential for offset not recognised under IFRS	(44,133)	(44,133)	—	(28,973)	(28,973)	—
Net	435	72	363	1,700	—	1,700

NatWest Group plc – Annual Report on Form 20-F 229

Risk and capital management continued

Credit risk – Trading activities continued

Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	2021							2020		
	Notional									
	GBP £bn	USD £bn	Euro £bn	Other £bn	Total £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Gross exposure						114,100	109,403		177,330	172,245
IFRS offset						(7,961)	(8,568)		(10,807)	(11,540)
Carrying value	3,512	3,270	4,092	1,226	12,100	106,139	100,835	14,047	166,523	160,705
Of which:										
Interest rate (1)	3,191	1,878	3,536	314	8,919	67,458	61,206	10,703	114,115	105,214
Exchange rate	319	1,388	548	912	3,167	38,517	39,286	3,328	52,239	55,107
Credit	2	4	8	—	14	154	343	15	161	376
Equity and commodity	—	—	—	—	—	10	—	1	8	8
Carrying value					12,100	106,139	100,835	14,047	166,523	160,705
Counterparty mark-to-market netting						(85,006)	(85,006)		(137,086)	(137,086)
Cash collateral						(15,035)	(9,909)		(19,608)	(15,034)
Securities collateral						(2,428)	(2,913)		(5,053)	(4,921)
Net exposure						3,670	3,007		4,776	3,664
Banks (2)						393	413		206	557
Other financial institutions (3)						1,490	1,584		1,436	1,931
Corporate (4)						1,716	938		2,985	1,082
Government (5)						71	72		149	94
Net exposure						3,670	3,007		4,776	3,664
UK						1,990	1,122		2,914	1,627
Europe						714	1,028		1,091	1,118
US						645	653		470	644
RoW						321	204		301	275
Net exposure						3,670	3,007		4,776	3,664
Asset quality of uncollateralised derivative assets										
AQ1-AQ4						2,939			3,464	
AQ5-AQ8						674			1,283	
AQ9-AQ10						57			29	
Net exposure						3,670			4,776	

(1) The notional amount of interest rate derivatives includes £6,173 billion (2020 – £7,390 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group plc – Annual Report on Form 20-F 230

Risk and capital management continued

Credit risk – Trading activities continued

Derivatives: settlement basis and central counterparties (audited)

The table below shows the third party derivative notional and fair value by trading and settlement method.

	Notional				Asset		Liability	
		Traded over the counter						
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total	Traded on recognised exchanges	Traded over the counter	Traded on recognised exchanges	Traded over the counter
2021	£bn	£bn	£bn	£bn	£m	£m	£m	£m
Interest rate	**723**	**6,173**	**2,023**	**8,919**	**—**	**67,458**	**—**	**61,206**
Exchange rate	**2**	**—**	**3,165**	**3,167**	**—**	**38,517**	**—**	**39,286**
Credit	**—**	**—**	**14**	**14**	**—**	**154**	**—**	**343**
Equity and commodity	**—**	**—**	**—**	**—**	**—**	**10**	**—**	**—**
Total	**725**	**6,173**	**5,202**	**12,100**	**—**	**106,139**	**—**	**100,835**
2020								
Interest rate	1,032	7,390	2,281	10,703	—	114,115	—	105,214
Exchange rate	2	—	3,326	3,328	—	52,239	—	55,107
Credit	—	—	15	15	—	161	—	376
Equity and commodity	—	—	1	1	—	8	—	8
Total	1,034	7,390	5,623	14,047	—	166,523	—	160,705

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial institutions	Corporate	Total
	UK	US	Other			
2021	£m	£m	£m	£m	£m	£m
AAA	**—**	**—**	**2,011**	**838**	**—**	**2,849**
AA to AA+	**—**	**3,329**	**3,145**	**1,401**	**62**	**7,937**
A to AA-	**6,919**	**—**	**1,950**	**308**	**57**	**9,234**
BBB- to A-	**—**	**—**	**3,792**	**346**	**517**	**4,655**
Non-investment grade	**—**	**—**	**31**	**163**	**82**	**276**
Unrated	**—**	**—**	**—**	**3**	**3**	**6**
Total	**6,919**	**3,329**	**10,929**	**3,059**	**721**	**24,957**
Short positions	**(9,790)**	**(56)**	**(12,907)**	**(2,074)**	**(137)**	**(24,964)**
2020						
AAA	—	—	3,114	1,113	—	4,227
AA to AA+	—	5,149	3,651	576	49	9,425
A to AA-	4,184	—	1,358	272	81	5,895
BBB- to A-	—	—	8,277	444	656	9,377
Non-investment grade	—	—	36	127	53	216
Unrated	—	—	—	150	5	155
Total	4,184	5,149	16,436	2,682	844	29,295
Short positions	(5,704)	(1,123)	(18,135)	(1,761)	(56)	(26,779)

NatWest Group plc – Annual Report on Form 20-F 231

Risk and capital management continued

Credit risk – Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group's total assets.

2021	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m
Western Europe	**17,206**	**6,968**	**17,177**	**41,351**	**13,603**	**27,748**
Of which: France	*5,391*	*1,258*	*3,825*	*10,474*	*2,919*	*7,555*
Germany	*3,164*	*3,640*	*1,835*	*8,639*	*3,111*	*5,528*
Italy	*3,040*	*210*	*797*	*4,047*	*3,449*	*598*
United States	**10,345**	**3,548**	**8,539**	**22,432**	**1,862**	**20,570**
2020						
Western Europe	23,651	9,232	21,091	53,974	18,756	35,218
Of which: France	*5,098*	*1,574*	*6,270*	*12,942*	*2,465*	*10,477*
Germany	*4,913*	*4,020*	*2,343*	*11,276*	*3,833*	*7,443*
Italy	*4,985*	*319*	*791*	*6,095*	*3,583*	*2,512*
Spain	*2,980*	*731*	*1,120*	*4,831*	*3,773*	*1,058*
United States	12,430	4,316	7,186	23,932	1,239	22,693

NatWest Group plc – Annual Report on Form 20-F 232

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 233 Capital, liquidity and funding risk NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite. Definitions (audited) Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital. Capital adequacy risk is the risk that there is or will be insufficient capital and other loss-absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals. Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is the risk of being unable to meet financial obligations as and when they fall due. Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:  Maturity profile;  Composition of sources and uses of funding;  The quality and size of the liquidity portfolio;  Wholesale market conditions; and  Depositor and investor behaviour. Sources of risk (audited) Capital The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:  CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.  Additional Tier 1 (AT1) capital - This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.  Tier 2 capital - Tier 2 capital is supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities with a minimum maturity of five years at the point of issuance. Minimum requirement for own funds and eligible liabilities (MREL) In addition to capital, other specific loss-absorbing instruments, including senior notes issued by NatWest Group, may be used to cover certain gone concern capital requirements, which is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that NatWest Group has failed or is likely to fail. Liquidity NatWest Group maintains a prudent approach to the definition of liquidity resources. NatWest Group manages its liquidity to ensure it is always available when and where required, taking into account regulatory, legal and other constraints. Following ring-fencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UK DoLSub) (primarily in NatWest Bank Plc), UBIDAC, NatWest Markets Plc, RBS International Limited and NWM N.V.. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group, the UK DoLSub and on a solo basis for NatWest Markets Plc. Liquidity resources are divided into primary and secondary liquidity as follows:  Primary liquid assets include cash and balances at central banks, Treasury bills and other high quality government and supranational securities.  Secondary liquid assets are eligible as collateral for local central bank liquidity facilities. These assets include own- issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice. Funding NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. NatWest Group also retains access to central bank funding facilities. For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the NatWest Group Pillar 3 Report 2021 Capital, liquidity and funding section.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 234 Capital, liquidity and funding risk continued Capital management Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals. Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, NatWest Markets N.V. and RBS International Limited. The banking subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies. Produce capital plans Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes. Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities. Assess capital adequacy Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group’s business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements. Capital resources and capital requirements are assessed across a defined planning horizon. Impact assessment captures input from across NatWest Group including from businesses. Inform capital actions Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions. Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions. As part of capital planning, NatWest Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing. Capital planning is one of the tools that NatWest Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage. Liquidity risk management NatWest Group manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses. The principal levels at which liquidity risk is managed are:  NatWest Group  NatWest Holdings Group  UK DoLSub  UBIDAC  NatWest Markets Plc  NatWest Markets Securities Inc.  RBS International Limited  NWM N.V. The UK DoLSub is PRA regulated and comprises NatWest Group’s four licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc), Coutts & Company and Ulster Bank Limited. On 3 May 2021, the Ulster Bank Limited business transferred to National Westminster Bank Plc. Ulster Bank Limited was removed from the UK DoLSub effective 1 January 2022. The planned removal of the Ulster Bank Limited license remains subject to regulatory applications and approvals. NatWest Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing NatWest Group’s liquidity risk appetite. NatWest Group retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix. RBS International Limited, NWM N.V. and UBIDAC hold locally managed portfolios that comply with local regulations that may differ from PRA rules. The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset. Funding risk management NatWest Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet including quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities as well as the funding concentration. Capital planning is integrated into NatWest Group’s wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 176 and 177 of this document.

Risk and capital management continued

Capital, liquidity and funding risk continued
Key points

CET1 ratio (CRR end-point)

2021	18.2%
2020	18.5%

The CET1 ratio decreased 30 basis points over the period, due to a £2.9 billion decrease in CET1 and a £13.3 billion decrease in RWAs.
The CET1 decrease of c.£2.9 billion is mainly driven by:
- the directed buy back and associated pension contribution of £1.2 billion;
- the on-market share buy back programmes of £1.5 billion (two £750 million programmes);
- foreseeable dividends and associated pension contributions of £1.2 billion;
- a £1.1 billion decrease in the IFRS 9 transitional adjustment; and
- other reserve movements.
- These reductions were offset by the £3.0 billion attributable profit in the period.

Loss-absorbing capital

2021	£62.4bn
2020	£63.9bn

Loss absorbing capital decreased by £1.5 billion to £62.4 billion primarily due to a £2.9 billion decrease in CET1 (explained above), new issuance of £3.2 billion Senior debt, AT1 issuances of £0.9 billion, and Tier 2 issuances of £1.6 billion. These were offset by the redemption of a $2.65 billion AT1 instrument and c.£2.0 billion redemption of Tier 2 instruments, foreign exchange movements and Tier 2 regulatory amortisation.

RWA

2021	£157.0bn
2020	£170.3bn

Total RWAs decreased by £13.3 billion or 7.8% to £157.0 billion mainly reflecting:
- a reduction in credit risk RWAs of £9.8 billion due to repayments and expired facilities in Commercial Banking and additional decreases within Ulster Bank RoI due to repayments and facility maturities.
- Market risk RWAs decreased by £1.4 billion driven by the transition from LIBOR to alternative risk-free rates.
- Counterparty credit risk RWAs decreased by £1.2 billion as a result of lower exposures in NatWest Markets and the strengthening of Sterling against the euro over the period.
- Operational risk RWAs reduced by £0.9 billion following the annual recalculation in Q1 2021.

UK leverage

2021	5.8%
2020	6.4%

The UK leverage ratio decreased by c.60 basis points driven by a £4.0 billion decrease in Tier 1 capital.

Liquidity portfolio

2021	£286.4bn
2020	£262.3bn

The liquidity portfolio increased by £24.1 billion to £286.4 billion, with primary liquidity increasing by £38.2 billion to £208.6 billion. The increase in primary liquidity is driven by customer surplus and drawdown from the Term Funding Scheme with additional incentives for SMEs (TFSME). The reduction in secondary liquidity is due to a reduction in the pre-positioned collateral at the Bank of England.

Liquidity coverage ratio

2021	172%
2020	165%

The Liquidity Coverage Ratio (LCR) increased to 172% during the year driven by an increase in the liquidity portfolio offset by a lower level of increased net outflows. The increased liquidity portfolio was primarily driven by significant growth in customer deposits in NatWest Holdings which outstripped growth in customer lending during the year.

NSFR

2021	157%
2020	151%

The net stable funding ratio (NSFR) was 157% compared to 151% in prior year. The increase is mainly due to deposits growth.

NatWest Group plc – Annual Report on Form 20-F 235

Risk and capital management continued

Capital, liquidity and funding risk continued

Minimum requirements

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	2.0%	2.7%	3.6%
Minimum Capital Requirements	6.5%	8.7%	11.6%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	—	—	—
MDA threshold (2)	9.0%	n/a	n/a
Subtotal	9.0%	11.2%	14.1%
Capital ratios at 31 December 2021	18.2%	20.7%	24.1%
Headroom (3)	9.2%	9.5%	10.0%

(1) In response to COVID-19, many countries reduced their CCyB rates. In December 2021, the Financial Policy Committee announced an increase in the UK CCyB rate from 0% to 1%. This rate will come into effect from December 2022 in line with the 12 month implementation period. The CBI continues to maintain the rate at 0% with an announcement of a gradual increase of the CCyB expected in 2022.

(2) Pillar 2A requirements for NatWest Group are currently set on a nominal capital basis. From 2022, all firms will be set Pillar 2A as a variable amount with the exception of some fixed add-ons.

(3) The headroom does not reflect excess distributable capital and may vary over time.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.4375%	3.2500%
Countercyclical leverage ratio buffer (1)	—	—
Total	2.4375%	3.2500%

(1) The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB. As noted above the UK CCyB will increase from 0% to 1% effective from December 2022. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.

(2) Following the publication of the new UK leverage framework on 8 October 2021, certain NatWest Group legal entities that are not currently in scope of the minimum leverage ratio capital requirements will be expected to manage their leverage ratio at the same level as firms in scope from 1 January 2022 and will be subject to the minimum requirement from 1 January 2023.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics, under the relevant legislative framework.

Type	
Liquidity coverage ratio (LCR)	100%
Net stable funding ratio (NSFR) (1)	—

(1) Net stable funding ratio (NSFR) reported in line with CRR2 regulations finalised in June 2019. Following the publication of PS 22/21 on 14 October 2021, a binding NSFR minimum requirement of 100% will be effective from January 2022.

NatWest Group plc – Annual Report on Form 20-F 236

Risk and capital management continued

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key capital and leverage ratios. Refer to Note 26 to the consolidated financial statements in the Annual Report on Form 20-F for a more detailed breakdown of regulatory capital.

	2021		2020	
	End-point CRR basis (1)	PRA transitional basis	End-point CRR basis (1)	PRA transitional basis
	£m	£m	£m	£m
CET1	28,596	28,596	31,447	31,447
Tier1	32,471	33,042	36,430	37,260
Total	37,873	38,748	41,685	43,733
RWAs	£m	£m	£m	£m
Credit risk	120,116	120,116	129,914	129,914
Counterparty credit risk	7,907	7,907	9,104	9,104
Market risk	7,917	7,917	9,362	9,362
Operational risk	21,031	21,031	21,930	21,930
Total RWAs	156,971	156,971	170,310	170,310
Capital adequacy ratios	%	%	%	%
CET1	18.2	18.2	18.5	18.5
Tier 1	20.7	21.0	21.4	21.9
Total	24.1	24.7	24.5	25.7
Leverage ratios	£m	£m	£m	£m
Tier 1 capital	32,471	33,042	36,430	37,260
UK Average Tier 1 capital (2)	33,233	33,804	36,397	37,231
UK Average leverage exposure (2)	568,802	568,802	576,906	576,906
UK Average leverage ratio (%) (2)	5.8%	5.9%	6.3%	6.5%
UK leverage ratio (%) (3)	5.8%	5.9%	6.4%	6.5%

(1) CRR as implemented by the Prudential Regulation Authority in the UK. End-point CRR basis includes an IFRS 9 transitional uplift to capital of £0.6 billion (31 December 2020 - £1.7 billion). Excluding this adjustment, the CET1 ratio would be 17.8% (31 December 2020 – 17.5%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment the CET1 ratio at 31 December 2021 would be 18.0% (31 December 2020 – 18.2%).

(2) Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items.

(3) Presented on CRR end-point Tier 1 capital (including IFRS 9 transitional adjustment). The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding an IFRS 9 transitional adjustment, the UK leverage ratio would be 5.7% (31 December 2020 – 6.1%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment, the UK leverage ratio at 31 December 2021 would be 5.7% (31 December 2020 – 6.3%).

On 1 January 2022 the CET1 ratio was 15.9% including the impact of RWA inflation, 200 basis points, the removal of the software development cost capital benefit, 20 basis points, and the tapering of IFRS 9 transitional relief of 10 basis points. RWAs increased by £18.8 billion, including £14.8 billion associated with mortgage risk weight changes.

NatWest Group plc – Annual Report on Form 20-F 237

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CRR CET1, AT1 and Tier 2 capital for the year.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 1 January 2021	31,447	4,983	5,255	41,685
Attributable profit for the period	2,950			2,950
Ordinary interim dividend paid	(348)			(348)
Directed buy back and associated dividend linked contribution	(1,231)			(1,231)
On-market ordinary share buy back programme	(1,500)			(1,500)
Foreseeable ordinary dividends	(846)			(846)
Foreseeable pension contributions	(365)			(365)
Foreign exchange reserve	(403)			(403)
FVOCI reserve	(91)			(91)
Own credit	22			22
Share capital and reserve movements in respect of employee share schemes	87			87
Goodwill and intangibles deduction	(130)			(130)
Deferred tax assets	(1)			(1)
Prudential valuation adjustments	12			12
New issues of capital instruments	—	933	1,635	2,568
Redemption of capital instruments	150	(2,041)	(1,580)	(3,471)
Net dated subordinated debt instruments	—		20	20
Foreign exchange movements	—		15	15
Adjustment under IFRS 9 transitional arrangements	(1,126)			(1,126)
Other movements	(31)		57	26
At 31 December 2021	28,596	3,875	5,402	37,873

- The CET1 decrease of c.£2.9 billion is mainly driven by the directed buy back and associated dividend linked contribution of £1.2 billion, the on-market share buy back programmes of £1.5 billion, foreseeable dividends and associated pension contributions of £1.2 billion, a £1.1 billion decrease in the IFRS 9 transitional adjustment and other reserve movements. These reductions were offset by the £3.0 billion attributable profit in the period.
- At H1 2021, an on-market ordinary share buy back programme of £750 million was announced resulting in a foreseeable charge to capital, of which £675 million has been executed by 31 December 2021. The outstanding £75 million remains as a foreseeable charge together with £750 million recognised in Q4 2021 for an additional on-market ordinary share buy back programme.
- AT1 reflects the £400 million 4.5% Reset Perpetual Subordinated Contingent Convertible Notes issued in March 2021 and $750 million 4.600% Reset Perpetual Subordinated Contingent Convertible notes in June 2021. It also reflects a $2.7 billion redemption of 8.625% Perpetual Subordinated Contingent Convertible Additional notes in August 2021.
- The Tier 2 movement is primarily due to the redemption of own debt of £1.5 billion in March 2021, a £1.0 billion issuance of subordinated Tier 2 notes in May 2021 and a €750 million issuance of subordinated Tier 2 notes in September 2021.

NatWest Group plc – Annual Report on Form 20-F 238

Risk and capital management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the year, by key drivers.

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 1 January 2021	129.9	9.1	9.4	21.9	170.3
Foreign exchange movement	(1.1)	(0.2)	—	—	(1.3)
Business movements	(4.9)	(0.9)	1.5	(0.9)	(5.2)
Risk parameter changes (1)	(2.2)	(0.1)	—	—	(2.3)
Methodology changes	0.1	—	0.3	—	0.4
Model updates	(0.5)	—	(3.3)	—	(3.8)
Other movements (2)	(0.9)	—	—	—	(0.9)
Acquisitions and disposals (3)	(0.2)	—	—	—	(0.2)
At 31 December 2021	120.2	7.9	7.9	21.0	157.0

The table below analyses the movement in RWAs by segment during the year.

	Go-forward group								
Total RWAs	Retail Banking £bn	Private Banking £bn	Commercial Banking £bn	RBS International £bn	NatWest Markets £bn	Central items & other £bn	Total excluding Ulster Bank RoI £bn	Ulster Bank RoI £bn	Total £bn
At 1 January 2021	36.7	10.9	75.1	7.5	26.9	1.4	158.5	11.8	170.3
Foreign exchange movement	—	—	(0.3)	—	(0.4)	—	(0.7)	(0.6)	(1.3)
Business movements	0.4	0.4	(6.0)	0.1	0.8	0.4	(3.9)	(1.3)	(5.2)
Risk parameter changes (1)	(0.4)	—	(1.2)	(0.1)	—	—	(1.7)	(0.6)	(2.3)
Methodology changes	—	—	0.1	—	0.3	—	0.4	—	0.4
Model updates	—	—	(0.5)	—	(3.3)	—	(3.8)	—	(3.8)
Other movements (2)	—	—	(0.8)	—	(0.1)	—	(0.9)	—	(0.9)
Acquisitions and disposals (3)	—	—	—	—	—	—	—	(0.2)	(0.2)
At 31 December 2021	36.7	11.3	66.4	7.5	24.2	1.8	147.9	9.1	157.0
Credit risk	29.4	9.9	58.0	6.5	6.4	1.8	112.0	8.2	120.2
Counterparty credit risk	0.2	0.1	0.3	—	7.3	—	7.9	—	7.9
Market risk	0.1	—	0.1	—	7.7	—	7.9	—	7.9
Operational risk	7.0	1.3	8.0	1.0	2.8	—	20.1	0.9	21.0
Total RWAs	36.7	11.3	66.4	7.5	24.2	1.8	147.9	9.1	157.0

(1) Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk.
(2) The movements in other include the following:
(a) RWA benefit of £0.8 billion as a result of the CRR COVID-19 amendment for Infrastructure Supporting Factor.
(b) Asset transfers from NatWest Markets to Commercial.
(3) The movement in acquisitions & disposals reflected a portfolio sale of non-performing loans in Ulster Bank RoI.

Total RWAs decreased to £157.0 billion during the period due to the following:

- Credit risk RWAs decreased by £9.8 billion due to repayments and expired facilities in Commercial Banking and additional decreases within Ulster Bank RoI due to repayments and facility maturities. Operational risk RWAs decreased by £0.9 billion following the annual recalculation in Q1 2021.
- Counterparty credit risk RWAs reduced by £1.2 billion, mainly reflecting reduced IMM exposures in NatWest Markets.
- Market risk RWAs decreased by £1.4 billion primarily driven by a decrease in modelled market risk reflecting a reduction in tenor basis risk in sterling flow rates, related to the transition from LIBOR to alternative risk-free rates.

NatWest Group plc – Annual Report on Form 20-F 239

Risk and capital management continued

Capital, liquidity and funding risk continued

Leverage exposure

	2021 £m	2020 £m
Cash and balances at central banks	**177,757**	124,489
Trading assets	**59,158**	68,990
Derivatives	**106,139**	166,523
Financial assets	**412,817**	422,647
Other assets	**17,106**	16,842
Assets of disposal groups	**9,015**	—
Total assets	**781,992**	799,491
Derivatives		
- netting and variation margin	**(110,204)**	(172,658)
- potential future exposures	**35,035**	38,171
Securities financing transactions gross up	**1,397**	1,179
Undrawn commitments (1)	**44,240**	45,853
Regulatory deductions and other adjustments	**(8,980)**	(8,943)
Claims on central banks	**(174,148)**	(122,252)
Exclusion of bounce back loans	**(7,474)**	(8,283)
UK leverage exposure (2)	**561,858**	572,558

(1) Leverage exposure includes a commitment treated as external for the purposes of the regulatory consolidation, which is treated as internal within the weighted undrawn commitments table below.

(2) The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims.

Liquidity key metrics

The table below sets out the key liquidity and related metrics monitored by NatWest Group.

	2021		2020	
	NatWest Group	UK DoLSub	NatWest Group	UK DoLSub
Liquidity coverage ratio (1)	**172%**	**169%**	165%	152%
Stressed outflow coverage (2)	**194%**	**195%**	183%	168%
Net stable funding ratio (3)	**157%**	**151%**	151%	144%

(1) The published LCR excludes Pillar 2 add-ons. NatWest Group calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(2) NatWest Group's stressed outflow coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both as per ILAAP. This assessment is performed in accordance with PRA guidance.

(3) Following the publication of PS 22/21 on 14 October 2021, a binding NSFR minimum requirement of 100% will be effective from January 2022.

Weighted undrawn commitments

The table below provides a breakdown of weighted undrawn commitments.

	2021 £bn	2020 £bn
Unconditionally cancellable credit cards	**1.8**	1.8
Other unconditionally cancellable items	**3.1**	3.2
Unconditionally cancellable items (1)	**4.9**	5.0
Undrawn commitments <1 year which may not be cancelled	**1.7**	1.9
Other off-balance sheet items with 20% credit conversion factor (CCF)	**0.3**	0.4
Items with a 20% CCF	**2.0**	2.3
Revolving credit risk facilities	**27.5**	28.4
Term loans	**3.3**	3.6
Mortgages	**—**	—
Other undrawn commitments >1 year which may not be cancelled & off-balance sheet	**1.1**	1.2
Items with a 50% CCF	**31.9**	33.2
Items with a 100% CCF	**5.3**	5.4
Total	**44.1**	45.9

(1) Based on a 10% CCF.

NatWest Group plc – Annual Report on Form 20-F 240

Risk and capital management continued

Capital, liquidity and funding risk continued

Loss-absorbing capital

The following table illustrates the components of estimated loss-absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet MREL criteria.

The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 243 of this document.

	2021				2020			
	Par value (1) £bn	Balance sheet value £bn	Regulatory value (2) £bn	LAC value (3) £bn	Par value £bn	Balance sheet value £bn	Regulatory value £bn	LAC value £bn
CET1 capital (4)	28.6	28.6	28.6	28.6	31.4	31.4	31.4	31.4
Tier 1 capital: end-point CRR compliant AT1								
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	5.0	5.0	5.0	5.0
of which: NatWest Group plc operating operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	3.9	3.9	3.9	3.9	5.0	5.0	5.0	5.0
Tier 1 capital: end-point CRR non compliant								
of which: holdco	0.6	0.6	0.5	0.5	0.7	0.7	0.7	0.5
of which: opcos	0.1	0.1	—	—	0.1	0.1	0.1	0.1
	0.7	0.7	0.5	0.5	0.8	0.8	0.8	0.6
Tier 2 capital: end-point CRR compliant								
of which: holdco	7.1	7.1	4.9	6.0	6.9	7.2	4.8	5.7
of which: opcos	0.3	0.3	—	—	0.4	0.4	0.1	0.1
	7.4	7.4	4.9	6.0	7.3	7.6	4.9	5.8
Tier 2 capital: end-point CRR non compliant								
of which: holdco	—	—	—	—	0.1	0.1	0.1	0.1
of which: opcos	0.6	0.9	0.3	0.1	1.6	1.9	1.1	1.0
	0.6	0.9	0.3	0.1	1.7	2.0	1.2	1.1
Senior unsecured debt securities								
of which: holdco	22.8	23.4	—	22.8	19.6	20.9	—	19.6
of which: opcos	22.7	22.6	—	—	20.9	21.5	—	—
	45.5	46.0	—	22.8	40.5	42.4	—	19.6
Tier 2 capital								
Other regulatory adjustments	—	—	0.5	0.5	—	—	0.4	0.4
	—	—	0.5	0.5	—	—	0.4	0.4
Total	86.7	87.5	38.7	62.4	86.7	89.2	43.7	63.9
RWAs				157.0				170.3
UK leverage exposure				561.9				572.6
LAC as a ratio of RWAs				39.8%				37.5%
LAC as a ratio of UK leverage exposure				11.1%				11.2%

(1) Par value reflects the nominal value of securities issued.
(2) Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation; to the extent they meet the current MREL criteria.
(3) LAC value reflects NatWest Group's interpretation of the Bank of England's approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such NatWest Group's estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(4) Corresponding shareholders' equity was £41.8 billion (2020 - £43.9 billion).
(5) Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

NatWest Group plc – Annual Report on Form 20-F 241

Risk and capital management continued

Capital, liquidity and funding risk continued

Loss-absorbing capital

The following table illustrates the components of the stock of outstanding issuance in NatWest Group and its operating subsidiaries including external and Internal issuances.

		NatWest Group plc £bn	NatWest Holdings Limited £bn	NWB Plc £bn	RBS plc £bn	UBIDAC £bn	NWM Plc £bn	NatWest Markets N.V. £bn	NWM Securities Inc. £bn	RBS International Limited £bn
Tier 1 (inclusive of AT1)	Externally issued	4.5	—	0.1	—	—	—	—	—	—
Tier 1 (inclusive of AT1)	Internally issued	—	3.7	2.4	1.0	—	0.9	0.2	—	0.3
		4.5	3.7	2.5	1.0	—	0.9	0.2	—	0.3
Tier 2	Externally issued	7.1	—	0.1	—	0.1	0.4	0.5	—	—
Tier 2	Internally issued	—	4.6	3.1	1.4	0.4	1.5	0.1	0.3	—
		7.1	4.6	3.2	1.4	0.5	1.9	0.6	0.3	—
Senior unsecured	Externally issued	23.4	—	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	11.3	5.7	0.4	0.5	3.9	—	—	—
		23.4	11.3	5.7	0.4	0.5	3.9	—	—	—
Total outstanding issuance		35.0	19.6	11.4	2.8	1.0	6.7	0.8	0.3	0.3

(1) The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2) Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3) Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4) Senior unsecured debt does not include CP, CD and short term/medium term notes issued from NatWest Group operating subsidiaries.
(5) Tier 1 (inclusive of AT1) does not include CET1 numbers.

NatWest Group plc – Annual Report on Form 20-F 242

Risk and capital management continued

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile and weighted average spreads of NatWest Group's major wholesale funding programmes.

Senior debt roll-off profile (1)	As at and for year ended 31 December 2021	Roll-off profile H1 2022	H2 2022	2023	2024	2025 & 2026	2027 & later
NatWest Group plc							
- amount (£m)	23,424	—	7	6,814	1,956	6,086	8,561
- weighted average rate spread (bps)	181	—	224	224	164	178	153
NWM Plc							
- amount (£m)	17,360	3,978	2,959	2,359	2,909	4,469	686
- weighted average rate spread (bps)	77	38	58	107	88	92	133
NatWest Bank Plc							
- amount (£m)	3,399	3,248	151	—	—	—	—
- weighted average rate spread (bps)	1	1	(2)	—	—	—	—
NWM N.V.							
- amount (£m)	1,109	576	533	—	—	—	—
- weighted average rate spread (bps)	13	15	11	—	—	—	—
NWM S.I.							
- amount (£m)	225	—	4	—	81	75	65
- weighted average rate spread (bps)	130	—	64	—	98	137	168
RBSI							
- amount (£m)	460	383	77	—	—	—	—
- weighted average rate spread (bps)	89	84	103	—	—	—	—
Securitisation							
- amount (£m)	867	—	—	—	—	289	578
- weighted average rate spread (bps)	5	—	—	—	—	10	3
Covered bonds							
- amount (£m)	2,887	—	—	751	2,136	—	—
- weighted average rate spread (bps)	129	—	—	44	160	—	—
Total notes issued - amount (£m)	49,731	8,185	3,731	9,924	7,082	10,919	9,890
Weighted average rate spread (bps)	121	24	51	182	130	137	143
Subordinated debt instruments roll-off profile (2)							
NatWest Group plc (£m)	7,094	—	981	1,429	1,525	1,953	1,206
NWM Plc (£m)	417	275	—	119	—	21	2
NatWest Bank Plc (£m)	87	—	87	—	—	—	—
NWM N.V. (£m)	548	—	—	104	—	—	444
UBIDAC (£m)	73	—	—	—	—	—	73
Total (£m)	8,219	275	1,068	1,652	1,525	1,974	1,725

(1) Based on final contractual instrument maturity.
(2) Based on first call date of instrument, however this does not indicate NatWest Group's strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.
(3) The weighted average spread reflects the average net funding cost to NatWest Group and is calculated on an indicative basis.
(4) The roll-off table is based on sterling-equivalent balance sheet values.

NatWest Group plc – Annual Report on Form 20-F 243

Risk and capital management continued

Capital, liquidity and funding risk continued

Liquidity portfolio (audited)

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow purposes.

	Liquidity value					
	2021			2020		
	NatWest Group (1) £m	NWH Group (2) £m	UK DoL Sub (3) £m	NatWest Group £m	NWH Group £m	UK DoL Sub £m
Cash and balances at central banks (4)	174,328	140,562	136,154	115,820	86,575	86,575
AAA to AA- rated governments	31,073	21,710	21,123	50,901	37,086	35,875
A+ and lower rated governments	25	—	—	79	—	—
Government guaranteed issuers, public sector entities and government sponsored entities	307	295	174	272	272	141
International organisations and multilateral development banks	2,720	1,807	1,466	3,140	2,579	2,154
LCR level 1 bonds	34,125	23,812	22,763	54,392	39,937	38,170
LCR level 1 assets	208,453	164,374	158,917	170,212	126,512	124,745
LCR level 2 assets	117	—	—	124	—	—
Non-LCR eligible assets	—	—	—	—	—	—
Primary liquidity	208,570	164,374	158,917	170,336	126,512	124,745
Secondary liquidity (5)	77,849	77,660	76,573	91,985	91,761	88,774
Total liquidity value	286,419	242,034	235,490	262,321	218,273	213,519

(1) NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2) NWH Group comprises UK DoLSub and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3) UK DoLSub comprises NatWest Group's four licensed deposit-taking UK banks within the ring-fenced bank: NWB Plc, RBS plc, Coutts & Company and Ulster Bank Limited. Ulster Bank Limited was removed from the UK DoLSub effective 1 January 2022.
(4) Following a change in methodology in our internal stressed outflow coverage metric, cash placed at Central Bank of Ireland within UBIDAC is now reported in the liquidity portfolio.
(5) Comprises assets eligible for discounting at the Bank of England and other central banks.
(6) NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Annual Report and Accounts.

NatWest Group plc – Annual Report on Form 20-F 244

Risk and capital management continued

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2021			2020		
	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m
Bank Deposits						
Repos	7,912	—	7,912	6,470	—	6,470
Other bank deposits (1)	5,803	12,564	18,367	5,845	8,291	14,136
	13,715	12,564	26,279	12,315	8,291	20,606
Customer Deposits						
Repos	14,541	—	14,541	5,167	—	5,167
Non-bank financial institutions	57,885	67	57,952	53,475	147	53,622
Personal	230,525	829	231,354	208,046	1,183	209,229
Corporate	175,850	113	175,963	163,595	126	163,721
	478,801	1,009	479,810	430,283	1,456	431,739
Trading liabilities (2)						
Repos (3)	19,389	—	19,389	19,036	—	19,036
Derivatives collateral	17,718	—	17,718	23,229	—	23,229
Other bank and customer deposits	849	704	1,553	819	985	1,804
Debt securities in issue - medium term notes	178	796	974	527	881	1,408
	38,134	1,500	39,634	43,611	1,866	45,477
Other financial liabilities						
Customer deposits	568	—	568	616	180	796
Debt securities in issue:						
Commercial paper and certificates of deposit	9,038	115	9,153	7,086	168	7,254
Medium term notes	6,401	29,451	35,852	4,648	29,078	33,726
Covered bonds	53	2,833	2,886	53	2,967	3,020
Securitisation	—	867	867	—	1,015	1,015
	16,060	33,266	49,326	12,403	33,408	45,811
Subordinated liabilities	1,375	7,054	8,429	365	9,597	9,962
Total funding	548,085	55,393	603,478	498,977	54,618	553,595
Of which: available in resolution (4)			*29,624*			*28,823*

(1) Includes £12.0 billion (2020 – £5.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation and nil (2020 – £2.8 billion) relating to NatWest Group's participation in central bank financing operations under the European Central Bank's targeted long-term financing operations.
(2) Excludes short positions of £25.0 billion (2020 – £26.8 billion).
(3) Comprises central & other bank repos of £0.8 billion (2020 – £1.0 billion), other financial institution repos of £17.0 billion (2020 – £16.0 billion) and other corporate repos of £1.6 billion (2020 – £2.0 billion).
(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consists of £23.4 billion (2020 – £20.9 billion) under debt securities in issue (senior MREL) and £6.2 billion (2020 – £7.9 billion) under subordinated liabilities.

NatWest Group plc – Annual Report on Form 20-F 245

Risk and capital management continued

Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group's banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis due to their short-term nature and are shown in total in the table below.

	Banking activities										
2021	Less than 1 month £m	1-3 months £m	3-6 months £m	6 months -1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	Trading activities £m	Total £m
Cash and balances at central banks	177,757	—	—	—	177,757	—	—	—	177,757	—	177,757
Trading assets	—	—	—	—	—	—	—	—	—	59,158	59,158
Derivatives	4	8	5	13	30	10	2	2	44	106,095	106,139
Settlement balances	2,141	—	—	—	2,141	—	—	—	2,141	—	2,141
Loans to banks - amortised cost	5,584	220	1,615	6	7,425	20	—	237	7,682	—	7,682
Loans to customers - amortised cost (1)	45,553	23,071	16,517	22,238	107,379	53,767	36,481	165,053	362,680	—	362,680
Personal	4,565	2,416	3,386	6,443	16,810	23,446	21,437	145,453	207,146	—	207,146
Corporate	28,527	10,116	5,106	7,218	50,967	23,881	13,876	18,853	107,577	—	107,577
Non-bank financial institutions	12,461	10,539	8,025	8,577	39,602	6,440	1,168	747	47,957	—	47,957
Other financial assets	2,502	1,705	1,573	5,439	11,219	9,251	7,558	17,800	45,828	317	46,145
Total financial assets	233,541	25,004	19,710	27,696	305,951	63,048	44,041	183,092	596,132	165,570	761,702
2020											
Total financial assets	167,371	20,237	21,478	26,907	235,993	74,266	52,380	192,431	555,070	235,860	790,930
2021											
Bank deposits excluding repos	4,930	454	285	134	5,803	564	12,000	—	18,367	—	18,367
Bank repos	6,251	1,661	—	—	7,912	—	—	—	7,912	—	7,912
Customer repos	3,532	11,009	—	—	14,541	—	—	—	14,541	—	14,541
Customer deposits excluding repos	445,811	12,944	3,200	2,305	464,260	918	69	22	465,269	—	465,269
Personal	225,623	1,664	1,822	1,416	230,525	829	—	—	231,354	—	231,354
Corporate	168,090	5,908	1,160	692	175,850	36	55	22	175,963	—	175,963
Non-bank financial institutions	52,098	5,372	218	197	57,885	53	14	—	57,952	—	57,952
Settlement balances	2,068	—	—	—	2,068	—	—	—	2,068	—	2,068
Trading liabilities	—	—	—	—	—	—	—	—	—	64,598	64,598
Derivatives	1	1	1	10	13	92	20	(5)	120	100,715	100,835
Other financial liabilities	1,602	5,547	5,020	3,891	16,060	15,840	9,533	7,893	49,326	—	49,326
CPs and CDs	1,523	2,864	2,266	2,385	9,038	105	10	—	9,153	—	9,153
Medium term notes	28	2,683	2,352	1,338	6,401	12,902	9,234	7,315	35,852	—	35,852
Covered bonds	50	—	3	—	53	2,833	—	—	2,886	—	2,886
Securitisations	—	—	—	—	—	—	289	578	867	—	867
Customer deposits DFV	1	—	399	168	568	—	—	—	568	—	568
Subordinated liabilities	—	37	272	1,066	1,375	3,165	1,959	1,930	8,429	—	8,429
Notes in circulation	3,047	—	—	—	3,047	—	—	—	3,047	—	3,047
Lease liabilities	26	49	72	91	238	220	165	640	1,263	—	1,263
Total financial liabilities	467,268	31,702	8,850	7,497	515,317	20,799	23,746	10,480	570,342	165,313	735,655
2020											
Total financial liabilities	428,632	17,297	10,730	7,106	463,765	23,319	19,708	11,354	518,146	232,831	750,977

(1) Loans to customers excludes £3.7 billion (2020 – £6.0 billion) of impairment provisions.

NatWest Group plc – Annual Report on Form 20-F 246

Risk and capital management continued

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)

The table below shows NatWest Group's debt securities in issue and subordinated liabilities by residual maturity.

	Trading liabilities	Other financial liabilities						
		Debt securities in issue						
2021	Debt securities in issue MTNs £m	Commercial paper and CDs £m	MTNs £m	Covered bonds £m	Securitisation £m	Subordinated liabilities £m	Total £m	Total notes in issue £m
Less than 1 year	**178**	**9,038**	**6,401**	**53**	**—**	**1,375**	**16,867**	**17,045**
1-3 years	**335**	**105**	**12,902**	**2,833**	**—**	**3,165**	**19,005**	**19,340**
3-5 years	**112**	**10**	**9,234**	**—**	**289**	**1,959**	**11,492**	**11,604**
More than 5 years	**349**	**—**	**7,315**	**—**	**578**	**1,930**	**9,823**	**10,172**
Total	**974**	**9,153**	**35,852**	**2,886**	**867**	**8,429**	**57,187**	**58,161**
2020								
Less than 1 year	527	7,086	4,648	53	—	365	12,152	12,679
1-3 years	169	165	13,349	749	—	3,854	18,117	18,286
3-5 years	240	3	8,538	2,218	296	3,349	14,404	14,644
More than 5 years	472	—	7,191	—	719	2,394	10,304	10,776
Total	1,408	7,254	33,726	3,020	1,015	9,962	54,977	56,385

The table below shows the currency breakdown.

2021	GBP £m	USD £m	EUR £m	Other £m	Total £m
Commercial paper and CDs	**2,692**	**2,743**	**3,718**	**—**	**9,153**
MTNs	**2,471**	**19,032**	**13,718**	**1,605**	**36,826**
Covered bonds	**1,820**	**—**	**1,066**	**—**	**2,886**
Securitisation	**867**	**—**	**—**	**—**	**867**
Subordinated liabilities	**2,234**	**4,825**	**1,370**	**—**	**8,429**
Total	**10,084**	**26,600**	**19,872**	**1,605**	**58,161**
2020 total	8,933	25,051	19,917	2,484	56,385

NatWest Group plc – Annual Report on Form 20-F 247

Risk and capital management continued

Capital, liquidity and funding risk continued

Funding gap: maturity and segment analysis

The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but mainly obtaining funding through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities show greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress.

In its analysis to assess and manage asset and liability maturity gaps, NatWest Group determines the expected customer behaviour through qualitative and quantitative techniques. These incorporate observed customer behaviours over long periods of time. This analysis is subject to governance through NatWest Group ALCo Technical committee down to a segment level. The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below.

	Contractual maturity												Behavioural maturity			
	Loans to customers				Customer accounts				Net surplus/(gap)				Net surplus/(gap)			
2021	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn
Retail Banking	12	39	131	182	188	1	—	189	176	(38)	(131)	7	(7)	18	(4)	7
Private Banking	3	6	9	18	39	—	—	39	36	(6)	(9)	21	(1)	9	13	21
Commercial Banking	50	33	18	101	178	—	—	178	128	(33)	(18)	77	4	79	(6)	77
RBS International	7	6	3	16	38	—	—	38	31	(6)	(3)	22	5	6	11	22
NatWest Markets	12	4	1	17	13	1	—	14	1	(3)	(1)	(3)	1	(4)	—	(3)
Central items & other	2	—	—	2	1	—	—	1	(1)	—	—	(1)	(1)	—	—	(1)
Total excluding Ulster Bank RoI	86	88	162	336	457	2	—	459	371	(86)	(162)	123	1	108	14	123
Ulster Bank RoI	1	2	4	7	18	—	—	18	17	(2)	(4)	11	10	1	—	11
Total	87	90	166	343	475	2	—	477	388	(88)	(166)	134	11	109	14	134
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total	75	104	169	348	438	2	—	440	363	(102)	(169)	92	22	58	12	92

(1) Loans to customers and customer accounts include trading assets and trading liabilities respectively and excludes reverse repos and repos.

- The net customer funding surplus has increased by £42 billion during 2021 to £134 billion driven by a £37 billion growth in deposits and a £5 billion decline in loans to customers.
- Customer deposits and loans to customers are broadly matched from a behavioural perspective.
- The net funding surplus in 2021 is mainly concentrated in the longer dated buckets, reflecting stable characteristics of customer deposits.

NatWest Group plc – Annual Report on Form 20-F 248

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 249 Capital, liquidity and funding risk continued Encumbrance (audited) NatWest Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features. NatWest Group categorises its assets into four broad groups, those that are:  Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.  Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.  Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.  Not currently encumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub, UBIDAC and NatWest Markets Plc. Balance sheet encumbrance The table shows the retained encumbrance assets of NatWest Group. Encumbered as a result of transactions with Unencumbered assets not counterparties Collateral pre -positioned other than central banks Pre -positioned ring -fenced with central banks Covered SFT, & encumbered to meet debts & derivatives assets held regulatory Readily Other Cannot securitisa - and similar Total at central requirement available available be used tions (1) (2,3) (4) banks (5) (6) (7) (8) (9) Total Total (10) 2021 £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn Cash and balances at central banks - 5.1 5.1 - - 172.7 - - 172.7 177.8 Trading assets - 36.7 36.7 - - 0.8 0.9 20.8 22.5 59.2 Derivatives - - - - - - - 106.1 106.1 106.1 Settlement balances - - - - - - - 2.1 2.1 2.1 Loans to banks - amortised cost - 0.1 0.1 - - 6.7 0.6 0.3 7.6 7.7 Loans to customers - amortised cost 11.8 1.8 13.6 122.4 - 58.1 116.5 48.4 223.0 359.0 - residential mortagages - UK 8.3 - 8.3 119.7 - 44.4 14.2 - 58.6 186.6 - Rol 1.2 - 1.2 2.7 - 2.0 - - 2.0 5.9 - credit cards - - - - - 3.5 0.4 - 3.9 3.9 - personal loans - - - - - 5.1 2.4 1.4 8.9 8.9 - other 2.3 1.8 4.1 - - 3.1 99.5 47.0 149.6 153.7 Other financial assets - 15.4 15.4 - 2.0 27.7 0.4 0.6 28.7 46.1 Intangible assets - - - - - - - 6.7 6.7 6.7 Other assets - - - - - - 1.9 6.4 8.3 8.3 Assets of disposal groups 0.1 - 0.1 3.8 - 1.9 3.2 - 5.1 9.0 Total assets 11.9 59.1 71.0 126.2 2.0 267.9 123.5 191.4 582.8 782.0 2020 Total assets 14.8 70.8 85.6 134.0 2.2 203.7 123.1 250.9 577.7 799.5 (1) Covered debts and securitisations include securitisations, conduits, covered bonds and secured notes. (2) Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivat ive liabilities. (3) Derivative cash collateral of £12.0 billion (2020 - £18.8 billion) has been included in the encumbered assets basis the regulatory requirement. (4) Total assets encumbered as a result of transactions with counterparties other than ce ntral banks are those that have been pledged to provide security and are therefore not available to secure funding or to meet other collateral needs. (5) Assets pre -positioned at the central banks include loans provided as security as part of funding schemes and those encumbered under such schemes. (6) Ring -fenced to meet regulatory requirement includes assets ring fenced to meet operational continuity in resolution (OCIR) investment mandate. (7) Readily available for encumbrance: including assets that have been enabled for use with central banks but not pre -positioned; cash and high quality debt securities that form part of NatWest Group’s liquidity por tfolio and unencumbered debt securities. (8) Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and co llateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work. (9) Cannot be used includes: (a) Derivatives, reverse repurchase agreements and trading related settlement balances. (b) Non -financial assets such as intangibles, prepayments and deferred tax. (c) Loans that cannot be pre -positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation. (d) Non -recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral. (10) In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transa ctions as collateral for repos.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 250 Market risk (audited) Non-traded market risk Definition (audited) Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates. Sources of risk (audited) The key sources of non-traded market risk are interest rate risk, credit spread risk, foreign exchange risk, equity risk and accounting volatility risk. For detailed qualitative and quantitative information on each of these risk types, refer to the separate sub-sections following the VaR table below. Key developments in 2021  As inflationary pressures increased in 2021, market expectations regarding the future path of interest rates changed. The five-year sterling overnight index interest rate swap rate rose from -0.01% at 31 December 2020 to 1.05% at 31 December 2021. The corresponding ten-year rate rose from 0.16% to 0.95%. At 31 December 2021 market rates implied several increases in the UK base rate from 0.25%; at 31 December 2020 they had implied potential cuts to the rate from 0.1%.  The sensitivity of net interest earnings to a 25 basis point upward shift in the market-implied yield curve was a cumulative £1,183 million over three years at 31 December 2021, down from £1,455 million at 31 December 2020. The decrease partly reflected the higher impact of central bank policy rates in the market-implied curve at 31 December 2021.  NatWest Group’s structural hedge of equity and deposits provides some protection against volatility in interest rates. Notably, the product structural hedge notional, which captures deposits in the Retail and Commercial Banking franchises, increased from £169 billion at 31 December 2020 to £206 billion at 31 December 2021 as more balances were included in the hedging programme. This increase mainly reflected the significant growth in customer deposits during the pandemic.  Although swap rates began to rise in H2 2021, the yield on the structural hedge fell from 1.06% to 0.75%. This mainly resulted from maturing of swaps and increased hedging. Increased volumes are initially hedged at shorter dates to ensure an evenly amortising risk profile. The reduction in fixed yield also, in part, reflects the transition from LIBOR to the SONIA benchmark. New hedges are indexed against SONIA, which is a risk-free benchmark and therefore has a lower outright coupon.  Sterling strengthened against the euro, to 1.19 at 31 December 2021 compared to 1.11 at 31 December 2020. It weakened slightly against the US dollar, to 1.35 at 31 December 2021 compared to 1.37 at 31 December 2020. Structural foreign currency exposures decreased, in sterling equivalent terms, over the year, mainly driven by increased hedging of NatWest Holdings’ investment in UBIDAC. Governance (audited) Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function. Risk positions are reported regularly to the Executive Risk Committee and the Board Risk Committee, as well as to the Asset & Liability Management Committee. Non-traded market risk policy sets out the governance and risk management framework. Risk appetite NatWest Group’s qualitative appetite is set out in the non- traded market risk appetite statement. Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits. NatWest Group is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 258 of this document. Pension-related activities also give rise to market risk. Refer to page 262 of this document for more information on risk related to pensions. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set and are actively managed. For further information on risk appetite and risk controls, refer to pages 176 and 177 of this document.

Risk and capital management continued

Non-traded market risk continued

Risk measurement (audited)

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group's VaR metrics are explained on page 253 of this document. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2021				2020			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Interest rate	10.2	13.7	6.4	8.6	14.1	17.7	8.0	12.3
Credit spread	102.9	113.5	92.4	100.9	103.2	121.1	63.7	111.5
Structural foreign exchange rate	11.4	13.2	9.2	12.0	10.8	14.7	9.1	8.9
Equity	12.4	14.6	11.1	14.3	28.5	35.4	24.9	11.6
Pipeline risk (1)	0.5	1.2	0.3	1.2	0.5	0.7	0.3	0.3
Diversification (2)	(12.9)			(35.6)	(18.9)			4.2
Total	124.5	147.1	101.4	101.4	138.2	159.9	70.8	148.8

(1) Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

- On an average basis, non-traded VaR was broadly stable over 2021. Period-end VaR reflects the completion of the transition from LIBOR to risk-free benchmarks.
- The decrease in equity VaR, on an average basis, reflects the disposal of SABB in 2020.

NatWest Group plc – Annual Report on Form 20-F 251

Risk and capital management continued

Non-traded market risk continued

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises the following three primary risk types:

- Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).
- Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.
- Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk.

To manage exposures within its risk appetite, NatWest Group aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps.

Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how NatWest Group measures NTIRR from both an economic value-based and an earnings-based perspective.

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group's capital composition.

The table below shows the total income and total yield, incremental income relative to short-term cash rates, and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group.

	2021					2020				
	Incremental income £m	**Total income £m**	**Period end notional £bn**	**Average notional £bn**	**Total yield %**	Incremental income £m	Total income £m	Period end notional £bn	Average notional £bn	Total yield %
Equity structural hedging	**426**	**448**	**21**	**22**	**2.05**	478	580	23	24	2.43
Product structural hedging	**744**	**861**	**161**	**145**	**0.59**	543	958	125	115	0.83
Other structural hedges	**139**	**115**	**24**	**23**	**0.51**	119	150	21	20	0.73
Total	**1,309**	**1,424**	**206**	**190**	**0.75**	1,140	1,688	169	159	1.06

Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2021, the equity structural hedge notional was allocated between NWH Group and NWM Plc in a ratio of approximately 80/20 respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current accounts and customer deposits in Commercial Banking and UK Retail Banking. Other structural hedges refer to hedges managed by UBIDAC, Private Banking, Ulster Bank Limited and RBS International. Hedges associated with Ulster Bank Limited were moved from other structural hedges to product hedges in H1 2021 as Ulster Bank Limited products migrated to NatWest Bank Plc.

At 31 December 2021, approximately 93% by notional of total structural hedges were sterling-denominated.

NatWest Group plc – Annual Report on Form 20-F 252

Risk and capital management continued

Non-traded market risk continued

The following table presents the incremental income associated with product structural hedges at segment level.

	2021 £m	2020 £m
Retail Banking	**346**	251
Commercial Banking	**398**	292
Total	**744**	543

- The increase in hedge notional, on a period-end basis, mainly resulted from increased hedging of Personal and Commercial deposits. This reflected the increase in underlying customer deposit balances.
- The five-year sterling swap rate rose to 1.05% at the end of December 2021 from -0.01% at the end of December 2020. The ten-year sterling swap rate also rose, from 0.16% to 0.95%. Despite the swap rate rises, the yield of the structural hedge fell. This was partly due to the full-year impact of hedges booked in 2020 and the impact of hedging balance growth, where new hedges may be booked initially at shorter maturities than five or ten years and therefore attract a lower coupon than the five or ten-year swap rate.
- During 2021, sterling-denominated structural hedges were migrated from LIBOR to a SONIA index. US dollar-denominated structural hedges were migrated from LIBOR to a SOFR index. Because SONIA and SOFR are risk-free benchmarks, as maturing hedges are replaced the yield going forward will increasingly reflect the lack of risk premium. Euro-denominated hedges remain indexed against EURIBOR.

NTIRR can be measured using value-based or earnings-based approaches. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

NatWest Group uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach.

These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how NatWest Group and its customers will respond to a change in the level of interest rates. In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

NatWest Group's standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for NatWest Group's retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It also includes any mismatch between the maturity profile of external hedges and NatWest Group's target maturity profile for the hedge.

NatWest Group plc – Annual Report on Form 20-F 253

Risk and capital management continued

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 31 December 2021 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Three-year 25-basis-point sensitivity table

The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

In the upward rate scenario, yield curves were assumed to move in parallel, at both year-ends.

The downward rate scenario at both year-ends allows interest rates to fall to negative rates.

	+25 basis points upward shift			-25 basis points downward shift		
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
2021	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Structural hedges	**43**	**144**	**235**	**(43)**	**(144)**	**(235)**
Managed margin	**282**	**220**	**255**	**(255)**	**(209)**	**(187)**
Other	**4**			**(5)**		
Total	**329**	**364**	**490**	**(303)**	**(353)**	**(422)**
2020						
Structural hedges	37	118	199	(37)	(118)	(199)
Managed margin	319	380	387	(258)	(285)	(292)
Other	15			(20)		
Total	371	498	586	(315)	(403)	(491)

(1) The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.
(2) The assumption of a constant balance sheet means that UBIDAC balances are held constant. UBIDAC contributes a relatively small proportion of NatWest Group's overall earnings sensitivity. For example, UBIDAC contributes approximately 6% to NatWest Group's overall sensitivity to an upward 25-basis-point rate shift over three years.

- The increase in structural hedge sensitivity at 31 December 2021 reflects the increase in the hedge notional since 31 December 2020.
- The reduction in managed margin sensitivity in the upward and downward 25-basis-point rate shifts as well as in the upward 100-basis-point shift partly reflects the higher level of interest rates at 31 December 2021 compared to 31 December 2020. In the market-implied projection, the UK base rate is projected to rise several times from 0.25% over the three years from 31 December 2021. The UK base rate had been projected to fall below 0.1% over the three years from 31 December 2020. When interest rates are higher, the pricing response to further unexpected shifts in rates differs from the response when rates are very low or negative.

One-year 25 and 100-basis-point sensitivity table

The following table analyses the one-year scenarios by currency and, in addition, shows the impact over one year of a 100-basis-point upward shift in all interest rates.

	2021			2020		
	Shifts in yield curve			Shifts in yield curve		
	+25 basis points £m	**-25 basis points £m**	**+100 basis points £m**	+25 basis points £m	-25 basis points £m	+100 basis points £m
Euro	**20**	**(3)**	**129**	7	(6)	99
Sterling	**267**	**(264)**	**969**	336	(287)	1,109
US dollar	**40**	**(33)**	**143**	26	(22)	102
Other	**2**	**(3)**	**10**	2	—	7
Total	**329**	**(303)**	**1,251**	371	(315)	1,317

NatWest Group plc – Annual Report on Form 20-F 254

Risk and capital management continued

Non-traded market risk continued

Sensitivity of fair value through other comprehensive income (FVOCI) and cash flow hedging reserves to interest rate movements

NatWest Group holds most of the bonds in its liquidity portfolio at fair value. Valuation changes that are not hedged (or not in effective hedge accounting relationships) are recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of FVOCI reserves and cash flow hedge reserves to a parallel shift in all rates. In this analysis, interest rates have not been floored at zero. Cash flow hedges are assumed to be fully effective and interest rate hedges of bonds in the liquidity portfolio are also assumed to be subject to fully effective hedge accounting. Hedge accounting ineffectiveness would result in some deviation from the results below, with some gains or losses recognised in P&L instead of reserves. Hedge ineffectiveness P&L is monitored, and the effectiveness of cash flow and fair value hedge relationships is regularly tested in accordance with IFRS requirements. Note that a movement in the FVOCI reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value.

	2021				2020			
	+25 basis points £m	-25 basis points £m	+100 basis points £m	-100 basis points £m	+25 basis points £m	-25 basis points £m	+100 basis points £m	-100 basis points £m
FVOCI reserves	(46)	45	(187)	174	(50)	48	(207)	181
Cash flow hedge reserves	(210)	214	(820)	877	(108)	109	(421)	447
Total	(256)	259	(1,007)	1,051	(158)	157	(628)	628

- The main driver of the increase in NatWest Group's cash flow hedge reserve sensitivity was the increase in interest rate swaps that form part of the structural hedge. The increase in the hedge was driven by higher customer deposits during the COVID-19 pandemic.

NatWest Group plc – Annual Report on Form 20-F 255

Risk and capital management continued

Non-traded market risk continued

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through equity.

NatWest Group's bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures. The dealing authorities in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating. Exposures and limit utilisations are reported to senior management on a daily basis.

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

- Structural foreign exchange rate risk – arises from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling.
- Non-trading book foreign exchange rate risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency.
- Forecast earnings or costs in foreign currencies – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses.

The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed to predefined risk appetite levels under delegated authority agreed by the CFO with support from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with NatWest Group policy.

Foreign exchange risk (audited)

The table below shows structural foreign currency exposures.

2021	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures pre-economic hedges £m	Economic hedges (1) £m	Residual Structural foreign currency exposures £m
US dollar	1,275	(260)	1,015	(1,015)	—
Euro	6,222	(2,669)	3,553	—	3,553
Other non-sterling	990	(421)	569	—	569
Total	8,487	(3,350)	5,137	(1,015)	4,122
2020					
US dollar	1,299	(3)	1,296	(1,296)	—
Euro	6,485	(829)	5,656	—	5,656
Other non-sterling	1,077	(350)	727	—	727
Total	8,861	(1,182)	7,679	(1,296)	6,383

(1) Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

- The decrease in net investments in foreign operations was partly driven by sterling strengthening against the euro.
- The increase in the sterling value of net investment hedges was mainly driven by increased hedging of NatWest Holdings' investment in UBIDAC.
- During the year, NatWest Group also increased net investment hedging in US dollar and other non-sterling currencies to reduce the potential impact on RWAs of changes to its regulatory foreign exchange hedging permission.
- Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.3 billion in equity respectively.

NatWest Group plc – Annual Report on Form 20-F 256

Risk and capital management continued

Non-traded market risk continued

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity exposures may arise through strategic acquisitions, venture capital investments and restructuring arrangements.

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the CFO with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature, such as customer restructurings, are taken by authorised persons with delegated authority.

Equity positions are carried at fair value on the balance sheet based on market prices where available. If market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of equity positions in the banking book.

	2021 £m	2020 £m
Exchange-traded equity	16	14
Private equity	160	160
Other	66	78
	242	252

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares.

	2021 £m	2020 £m
Net realised gains arising from disposals	8	(248)
Unrealised gains included in Tier 1 or Tier 2 capital	88	82

(1) Includes gains or losses on FVOCI instruments only.

- The losses on disposals in 2020 mainly reflected the disposal of SABB.

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the Internal Capital Adequacy Assessment Process (ICAAP).

NatWest Group plc – Annual Report on Form 20-F 257

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 258 Traded market risk Definition (audited) Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices. Sources of risk (audited) Traded market risk mainly arises from NatWest Group’s trading activities. These activities provide a range of financing, risk management and investment services to clients − including corporations and financial institutions − around the world. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Group undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives. All material traded market risk resides in NatWest Markets. The key categories are interest rate risk, credit spread risk and foreign currency price risk. Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section. Key developments in 2021  The UK, US and eurozone economies rebounded strongly in 2021 following the rollout of COVID-19 vaccines. However, inflation rose in H2 2021, in part due to global supply disruptions. This led to further market volatility, particularly in Rates, due to significant shifts in inflation expectations.  Traded VaR remained within appetite, with an average- basis year-on-year reduction driven by de-risking activity in line with the strategic focus on RWA reduction. Governance (audited) Market risk policy statements set out the governance and risk management framework. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within the constraints of the market risk framework, policies, and risk appetite statements and measures. Risk appetite NatWest Group’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR) and stressed value-at-risk (SVaR). More details on these are provided on the following pages. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions. The desk-level mandates comprise qualitative limits related to the product types within the scope of each desk, as well as quantitative metrics specific to the desk’s market risk exposures. These additional limits and metrics aim to control various risk dimensions such as exposure size, aged inventory, currency and tenor. The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments and recalibrated to ensure that they remain aligned to NatWest Group RWA targets. Limit reviews focus on optimising the alignment between traded market risk exposure and capital usage. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set Monitoring and mitigation Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, franchise and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks. Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, franchise and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad-hoc reporting. A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern. Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee and Board Risk Committee. Measurement NatWest Group uses VaR, SVaR and the incremental risk charge to measure traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses. The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors. These methods have been designed to capture correlation effects and allow NatWest Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type. Value-at-risk For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%. The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days on an equally-weighted basis. such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. For more detail on risk appetite and risk controls, refer to pages 176 and 177 of this document.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 259 Traded market risk continued The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk. When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used. The performance and adequacy of the VaR model are tested regularly through the following processes:  Back-testing: Internal and regulatory back-testing is conducted on a daily basis. (Information on internal back- testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report).  Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly. One-day 99% traded internal VaR Traded VaR (1-day 99%) (audited) The table below shows one-day 99% internal VaR for NatWest Group’s trading portfolios, split by exposure type. 2021 2020 Average Maximum Minimum Period end Average Maximum Minimum Period end £m £m £m £m £m £m £m £m Interest rate 10.4 25.3 4.5 8.9 8.7 20.2 4.8 6.3 Credit spread 11.3 13.4 9.4 10.7 15.3 27.2 8.7 10.3 Currency 3.4 9.4 1.7 2.2 4.2 8.4 2.1 3.0 Equity 0.4 0.8 — 0.2 0.6 2.0 0.2 0.7 Commodity 0.1 0.5 — — 0.1 0.6 — 0.2 Diversification (1) (12.3) (10.5) (12.8) (10.3) Total 13.3 23.9 9.3 11.5 16.1 25.7 10.1 10.2 (1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.  Traded VaR increased in the first half of 2021 reflecting a rise in tenor basis risk in sterling flow trading. This related to the transition from LIBOR to alternative risk-free rates.  A regulator-approved update to the VaR model was applied in the second half of the year, to address the impact of this transition.  On an average basis, traded VaR decreased in 2021 compared to 2020. This was driven by de-risking activity in line with the strategic focus on RWA reduction. 0 5 10 15 20 25 30 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec £m Total Trading VaR Interest Rate VaR Credit VaR FX VaR Equity VaR Commodity VaR  Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 268 of this document. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

Risk and capital management continued

Traded market risk

VaR back-testing

The main approach employed to assess the VaR model's ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical P&L. For more details on the back-testing approach, refer to the Pillar 3 Report.

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2021. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L.

	Back-testing exceptions	
	Actual	Hypo
Rates	1	2
Currencies	1	1
Credit	—	—
xVA	—	—

- The exceptions in the Rates business were mainly driven by market moves in sterling, euro and US dollar rates.
- The exceptions in the Currencies business were mainly driven by market moves related to the Turkish lira.

Stressed VaR (SVaR)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

	2021				2020			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Total internal traded SVaR	95	175	46	66	97	196	59	87

- Traded SVaR increased in the first half of 2021, reflecting a rise in tenor basis risk in sterling flow trading. This related to the transition from LIBOR to alternative risk-free rates.
- Traded SVaR subsequently decreased in the second half of the year following changes to the treatment of tenor basis risk in the VaR model.

Risks Not In VaR (RNIVs)

The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

For further qualitative and quantitative disclosures on RNIVs, refer to the Market risk section of the Pillar 3 Report.

Stress testing

For information on stress testing, refer to page 177 of this document.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report.

NatWest Group plc – Annual Report on Form 20-F 260

Risk and capital management continued

Market risk – linkage to balance sheet

The table below analyses NatWest Group's balance sheet by non-trading and trading business.

	2021			2020			
	Total £bn	Non-trading business £bn	Trading business £bn	Total £bn	Non-trading business £bn	Trading business £bn	Primary market risk factor
Assets							
Cash and balances at central banks	177.8	177.8	—	124.5	124.5	—	Interest rate
Trading assets	59.2	0.7	58.5	69.0	0.3	68.7	
Reverse repos	20.7	—	20.7	19.4	—	19.4	Interest rate
Securities	25.0	—	25.0	29.2	—	29.2	interest rate, credit spreads, equity
Other	13.5	0.7	12.8	20.4	0.3	20.1	Interest rate
Derivatives	106.1	1.6	104.5	166.5	2.3	164.2	Interest rate, credit spreads, equity
Settlement balances	2.1	0.2	1.9	2.3	0.1	2.2	Settlement
Loans to banks	7.7	7.6	0.1	7.0	6.9	0.1	Interest rate
Loans to customers	359.0	358.9	0.1	360.5	360.4	0.1	Interest rate
Other financial assets	46.1	46.1	—	55.1	55.1	—	Interest rate, credit spreads, equity
Intangible assets	6.7	6.7	—	6.7	6.7	—	Interest rate, credit spreads, equity
Other assets	8.3	8.3	—	7.9	7.9	—	
Assets of disposal groups	9.0	9.0	—	—	—	—	
Total assets	782.0	616.9	165.1	799.5	564.2	235.3	
Liabilities							
Bank deposits	26.3	26.3	—	20.6	20.6	—	Interest rate
Customer deposits	479.8	479.8	—	431.7	431.7	—	Interest rate
Settlement balances	2.1	—	2.1	5.5	3.3	2.2	Settlement
Trading liabilities	64.6	0.1	64.5	72.3	—	72.3	
Repos	19.4	—	19.4	19.0	—	19.0	Interest rate
Short positions	25.0	—	25.0	26.8	—	26.8	Interest rate, credit spreads
Other	20.2	0.1	20.1	26.5	—	26.5	Interest rate
Derivatives	100.8	3.6	97.2	160.7	5.2	155.5	Interest rate, credit spreads
Other financial liabilities	49.3	48.9	0.4	45.8	45.1	0.7	Interest rate
Subordinated liabilities	8.4	8.4	—	10.0	10.0	—	Interest rate
Notes in circulation	3.0	3.0	—	2.7	2.7	—	Interest rate
Other liabilities	5.9	5.9	—	6.4	6.4	—	
Total liabilities	740.2	576.0	164.2	755.7	525.0	230.7	

(1) Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to the non-traded market risk section.

(2) Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.

(3) Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

NatWest Group plc – Annual Report on Form 20-F 261

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 262 Pension risk Definition Pension risk is the risk to NatWest Group caused by its contractual or other liabilities to, or with respect to, a pension scheme (whether established for its employees or those of a related company or otherwise). It is also the risk that NatWest Group will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation or because NatWest Group considers that it needs to do so for some other reason. Sources of risk Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. NatWest Group is exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due. In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk. Key developments in 2021  There were no material changes to NatWest Group’s exposure to pension risk during the year, and the overall position of the main defined benefit schemes that NatWest Group sponsors has improved.  The triennial actuarial valuation for the Main section, with an effective date of 31 December 2020, was completed on 14 December 2021. As the Main section was in surplus at this date, no deficit repair contributions were required, although there was a small increase in the level of contributions in relation to ongoing accrual of benefits.  In line with the Memorandum of Understanding signed with the Trustee of the Main section in April 2018, a £500 million lump sum contribution was paid into the Main section, following the share buyback in 2021.  NatWest Group has exposure to a number of defined benefit pension schemes in the Republic of Ireland. Following the announcement to commence a phased withdrawal from the Republic of Ireland, an agreement was reached with each of the schemes’ Trustees, on a timeframe for discussions on the future support arrangements for the schemes on completion of the phased withdrawal, with all parties sharing the objective of having new support arrangements in place by the end of 2022.  Following the changes to Ulster Bank Limited, it no longer participates in any of NatWest Group’s defined benefit pension schemes. In particular, NatWest Bank Plc assumed responsibility as Principal Employer and the only participating employer in The Ulster Bank Pension Scheme in Northern Ireland. This will not affect NatWest Group’s overall exposure to the Scheme.  As part of the transition of framework components to align to the requirements of the NatWest Group enterprise-wide risk management framework, an updated pension risk policy and risk appetite statement were developed in 2021. Governance Chaired by the Chief Financial Officer, the Group Asset & Liability Management Committee is a key component of NatWest Group’s approach to managing pension risk. It considers the pension impact of the capital plan for NatWest Group and reviews performance of NatWest Group’s material pension funds and other issues material to NatWest Group’s pension strategy. It also considers investment strategy proposals from the Trustee of the Main section. Risk appetite NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has an annually reviewed pension risk appetite statement incorporating defined metrics against which risk is measured. Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the NatWest Group enterprise-wide risk management framework, is also in place and is subject to associated framework controls. Monitoring and measurement Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee by way of the monthly Risk Management Report. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes. The results of the stress tests and their consequential impact on NatWest Group’s balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises. Mitigation Following risk mitigation measures taken by the Trustee in recent years, the Main section is now well protected against interest rate and inflation risks and is being run on a low investment risk basis with relatively small equity risk exposure. The Main section also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world’s reliance on fossil fuels, or that may otherwise promote environmental benefits. Further details regarding the Main section Trustee’s approach to managing climate change risk can be found in its Responsible Ownership Policy and its net zero commitment. The Trustee has reported in line with the Task Force on Climate-related Financial Disclosures in its Annual Report on Form 20-F. For further information on governance, refer to page 174 of this document. NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk with £52.0 billion of assets and £42.0 billion of liabilities at 31 December 2021 (2020 – £51.3 billion of assets and £43.9 billion of liabilities). Refer to Note 5 to the consolidated financial statements in the Annual Report on Form 20-F, for further details on NatWest Group’s pension obligations, including sensitivities to the main risk factors.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 263 Compliance & conduct risk Definition Compliance risk is the risk that the behaviour of NatWest Group towards customers fails to comply with laws, regulations, rules, standards and codes of conduct. Such a failure may lead to breaches of regulatory requirements, organisational standards or customer expectations and could result in legal or regulatory sanctions, material financial loss or reputational damage. Conduct risk is the risk that the conduct of NatWest Group and its subsidiaries and its staff towards customers – or in the markets in which it operates – leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. Sources of risk Key developments in 2021  A new Ring-Fencing Hub was set up to provide an aggregated view of ring-fencing compliance and risk management. Oversight of the work to complete NatWest Group’s attestation of compliance was also a key focus.  Risk appetite statements and measures were updated with an enhanced focus to provide better visibility of key risks across NatWest Group.  Delivered a digital platform to facilitate risk-based rules mapping to regulatory obligations. This will enable more efficient management of regulatory compliance matters and support intelligent risk taking.  Continued collaboration across NatWest Group to deliver good customer outcomes with a focus on enhancing forbearance strategies.  There was ongoing monitoring and mitigation of elevated conduct risks resulting from the phased withdrawal from the Republic of Ireland including data-driven risk profile reporting.  Oversight and management of major compliance programmes including work to upgrade NatWest Group’s internal ratings based approach for credit risk in order to build better outcomes for customers.  Provided strategic oversight and advice to NatWest Group’s LIBOR transition programme. Governance NatWest Group defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework. Relevant compliance and conduct matters are escalated through Executive Risk Committee and Board Risk Committee. Risk appetite Risk appetite for compliance and conduct risks is set at Board level. Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans. A range of controls is operated to ensure the business delivers good customer outcomes and is conducted in accordance with legal and regulatory requirements. A suite of policies addressing compliance and conduct risks set appropriate standards across NatWest Group. Examples of these include the Complaints Management Policy, Client Assets & Money Policy, and Product Lifecycle Policy as well as policies relating to customers in vulnerable situations, cross-border activities and market abuse. Continuous monitoring and targeted assurance is carried out as appropriate. Monitoring and measurement Compliance and conduct risks are measured and managed through continuous assessment and reporting to NatWest Group’s senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes. The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into NatWest Group’s strategic planning cycle. Mitigation Activity to mitigate the most-material compliance and conduct risks is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, complaints management, as well as independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group. Independent assessments of compliance with applicable regulations are also carried out at a legal entity level. Financial crime risk Definition Financial crime risk is presented by criminal activity in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as fraud risk management. Sources of risk Financial crime risk may be presented if NatWest Group’s customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group’s products or services are used to facilitate such crime. Financial crime risk is an inherent risk across all lines of business. Key developments in 2021  While work continues to enhance the control environment relating to financial crime risk, operational weaknesses between 2012 and 2016 resulted in the inadequate monitoring of a UK incorporated customer. NatWest Group co-operated fully with the regulator’s investigation into this case and, in October 2021, NWB Plc pleaded guilty to three breaches of the Money Laundering Regulations 2007.  Significant investment continued to be made to support delivery of the multi-year transformation plan across financial crime risk management.  Enhancements were made to technology and data analytics to improve the effectiveness of systems used to monitor customers and transactions.  A new financial crime and fraud goal was introduced for NatWest Group’s most senior 150 employees to further embed financial crime risk management culture, behaviours, and accountabilities. Compliance and conduct risks exist across all stages of NatWest Group’s relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information. As set out in Note 27 to the consolidated financial statements in the Annual Report on Form 20-F, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 264 Financial crime risk continued Governance The Financial Crime Executive Steering Group, which is jointly chaired by the Chief Risk Officer and the Chief Administrative Officer, is the core governance committee for financial crime (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making and escalations to Executive Risk Committee, Board Risk Committee and NatWest Group Executive Committee. Risk appetite There is no appetite to operate in an environment where systems and controls do not enable the identification, assessment, monitoring, management and mitigation of financial crime risk. NatWest Group’s systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses. There is no tolerance to systematically or repeatedly breach relevant financial crime regulations and laws. NatWest Group operates a framework of preventative and detective controls designed to mitigate the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and guidance to ensure they operate effectively. Monitoring and measurement Financial crime risks are identified and reported through continuous risk management and regular reporting to NatWest Group’s senior risk committees and the NatWest Group Board. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within risk appetite. Mitigation Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers. Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives. Climate risk Definition Climate risk is the threat of financial loss or adverse non- financial impacts associated with climate change and the political, economic and environmental responses to it. Sources of risk Physical risks may arise from climate and weather-related events such as heatwaves, droughts, floods, storms and sea level rises. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property and business interests of its customers. Transition risks may arise from the process of adjustment towards a low-carbon economy. Changes in policy, technology and sentiment could prompt reassessment of customers’ financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation within economic sectors and markets as well as supply chain disruption leading to financial impacts on it and its customers. Potential indirect effects include the erosion of NatWest Group’s competitiveness, profitability, or reputation damage. Key developments in 2021  A principles-based climate risk policy was approved by the Board Risk Committee and introduced in April 2021.  In December 2021, the Board approved a number of first- generation quantitative climate risk appetite measures. These will enable reporting of climate risk appetite and link business-as-usual risk management to NatWest Group’s strategic goals and priorities.  NatWest Group participated in the Bank of England’s Climate Biennial Exploratory Scenario (CBES) exercise. In doing so, NatWest Group’s capabilities regarding climate scenario analysis were strengthened in 2021 with increased coverage across the balance sheet.  A new Climate Centre of Excellence was established to provide strategic horizon scanning, guidance and specialist climate expertise across NatWest Group.  Wholesale credit risk: qualitative assessment of climate risk was made mandatory for the majority of the Wholesale portfolio. This was supported by enhancements to Transaction Acceptance Standards (TAS) criteria, with the inclusion of sector-specific climate considerations for the heightened risk sectors and generic climate considerations for all other TAS documents.  Personal credit risk: operational measures were developed. These will help to monitor the performance of the Personal mortgage portfolio. Governance The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group’s overall business strategy and risk appetite. The potential impact, likelihood and preparedness of climate-related risk is reported regularly to the Board Risk Committee and the Board. The Chief Risk Officer shares accountability with the CEO under the Senior Managers and Certification Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks, and that NatWest Group can identify, measure, monitor, manage, and report on its exposure to these risks. The Climate Change Executive Steering Group is responsible for overseeing the direction of and progress against NatWest Group’s climate-related commitments. During 2021, the Executive Steering Group focused on overseeing the Group Climate Change Programme (GCCP), which was tasked with continuing to deliver both NatWest Group’s climate strategy and the climate-related mandatory change agenda. The GCCP will close and transition activity into business-as-usual operations across NatWest Group’s franchises and functions. The Executive Steering Group will continue to supervise strategic implementation and delivery, supported by the Climate Centre of Excellence. Risk appetite NatWest Group’s ambition is to be a leading bank in the UK in helping to address climate change. The climate ambition is underpinned by activity to reduce the climate impact of financing activity by at least 50% by 2030 and to do what is necessary to achieve alignment with the 2015 Paris Agreement.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 265 Climate risk continued Work continued in 2021 to integrate climate-related risk into the risk management framework, including the development of appropriate risk appetite metrics. In December 2021, the NatWest Group Board approved the adoption of three first- generation climate risk appetite measures into the enterprise- wide risk management framework, for integration into business-as-usual risk management. Combined with franchise specific operational limits, this suite of metrics will enable reporting of climate risk appetite to senior risk management forums and links risk management to NatWest Group’s strategic goals and priorities. Monitoring and measurement NatWest Group has focused on developing the capabilities to use scenario analysis to identify the most material climate risks and opportunities for its customers, seeking to harness insights to inform risk management practices and maximise the opportunities arising from a transition to a low carbon economy. Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise. In 2021, activity was dominated by the Bank of England’s CBES exercise. In accordance with Bank of England guidance, NatWest Group used three scenarios as the foundation for its analysis. These were broadly consistent with scenarios published by the Network of Central Banks and Supervisors for Greening the Financial System: No Additional Action: no new policy action takes place to reduce greenhouse gas emissions. This leads to more than 3°C of warming and severe physical risks. The frequency and severity of extreme weather events such as flooding and tropical cyclones increases, and there are chronic changes in labour and land productivity. Early Action: global temperature increases are limited to 1.5°C by 2100 as a result of stringent climate policies and innovation starting in 2021. Carbon prices increase steadily between 2021- 2050, which drives significant decarbonisation. Coal use falls by 98% between 2021 and 2050, and the share of low-carbon energy in the global energy mix increases from 17% to 73% over the same period. Global CO2 emissions reach net zero around 2050. Late Action: strong climate policies successfully limit warming to 1.8°C by 2100, but decisive policy action is delayed until 2031. Carbon prices increase rapidly between 2031-2050. Global greenhouse gas emissions fall by 80% between 2030 and 2050 leading to a higher level of transition risk during the period. In 2021 for the CBES, NatWest Group applied these three climate scenarios to quantify climate risk across its balance sheet, including the full portfolio of wholesale customers and its entire UK commercial real estate and residential (retail) mortgage portfolio. To ensure that climate risk is factored into the capital planning and budgeting process, NatWest Group is leveraging the CBES scenarios and analytics to support the business-as-usual scenario analysis processes, for example the base case is consistent with the Early Action CBES scenario. In addition, climate risks consistent with the Late Action CBES scenario have been integrated into one of the Internal Capital Adequacy Assessment Process scenarios. NatWest Group regularly considers existing and emerging regulatory requirements related to climate change. It continues to participate in several industry-wide initiatives to develop consistent risk measurement methodologies. NatWest Group is a founding signatory of the United Nations Environment Programme Finance Initiative Principles for Responsible Banking, which aims to promote sustainable finance around the globe. In addition, NatWest Group is also represented on the Climate Financial Risk Forum established by the PRA and FCA to shape the financial service industry’s response to the challenges posed by climate risk. Operational risk Definition Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business. Sources of risk Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Systems failure, theft of NatWest Group property, information loss and the impact of natural, or man-made, disasters – as well as the threat of cyber attacks – are sources of operational risk. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets. Key developments in 2021  Aligned to the implementation of the enterprise-wide risk management framework, a new operational risk policy was approved in April 2021. The new policy sets out the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking for operational risk.  Operational risk appetite was enhanced using a quantitative modelling approach to determine a meaningful quantitative expression of the maximum level of operational risk NatWest Group is willing to accept.  Oversight of NatWest Group’s transformation agenda – particularly in relation to the second-order impacts of COVID-19 – remained a significant area of focus with activity being closely monitored and managed to protect key regulatory deliveries.  There was also a continued focus on operational resilience to ensure planning, controls and operational activities remained robust and appropriate, with continuing attention on the potential operational risks arising from changes in working practices.  The security threat and the potential for cyber-attacks on NatWest Group and its supply chain continue to be closely monitored. During 2021, there was further investment in NatWest Group’s defences in response to the evolving threat. There was also continuing focus on assuring the security of the supply chain.  There was sustained focus on reducing the risks associated with data use, particularly in terms of assuring data quality. This was aligned to the NatWest Group data strategy, designed to identify and implement enhancements to the effective use of data across NatWest Group.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 266 Operational risk continued Governance The risk governance arrangements in place for operational risk are aligned to the requirements set out in the Board approved enterprise-wide risk management framework and are consistent with achieving safety, soundness and sustainable risk outcomes. Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group’s ambitions to serve its customers better. Improved management of operational risk against defined appetite is vital for stability and reputational integrity. Risk appetite Operational risk appetite supports effective management of all operational risks. It expresses the level and types of operational risk NatWest Group is willing to accept to achieve its strategic objectives and business plans. NatWest Group’s operational risk appetite statement encompasses the full range of operational risks faced by its legal entities, businesses and functions. Mitigation The Control Environment Certification (CEC) process is a half- yearly self-assessment by the CEOs of NatWest Group’s principal businesses, functions and legal entities. It provides a consistent and comparable view on the adequacy and effectiveness of the internal control environment. CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to Group Audit Committee and Board Risk Committee. They are also shared with external auditors. Risks are mitigated by applying key preventative and detective controls, an integral step in the risk assessment methodology which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated. Monitoring and measurement Risk and control assessments are used across all business areas and support functions to identify and assess material operational and conduct risks and key controls. All risks and controls are mapped to NatWest Group’s Risk Directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks and also ensure risks are reassessed. The process is designed to confirm that risks are effectively managed in line with risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively to reduce identified risks. NatWest Group uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years’ average historical gross income by coefficients set by the regulator based on business line. As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1. The model uses historical loss data (internal and external) and forward-looking scenario analysis to provide a risk-sensitive view of NatWest Group’s Pillar 2A capital requirement. Scenario analysis is used to assess how severe but plausible operational risks will affect NatWest Group. It provides a forward-looking basis for evaluating and managing operational risk exposures. Refer to the Capital, liquidity and funding risk section for operational risk capital requirement figures. Operational resilience NatWest Group manages and monitors operational resilience through its risk and control assessment methodology. This is underpinned by setting and monitoring risk indicators and performance metrics for key business services. Progress continues on the response to regulator expectations on operational resilience, with involvement in a number of industry-wide operational resilience forums. This enables a more holistic view of the operational resilience risk profile and the pace of ongoing innovation and change, both internally and externally. The CEC process helps to ensure compliance with the NatWest Group Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the Compliance report on page 165 of this document), and certain requirements of the UK Corporate Governance Code.

Risk and capital management continued

Operational risk continued

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk financial and non-financial events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of an Early Event Escalation Process.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group's financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2021 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance against specific losses and to comply with statutory or contractual requirements.

Percentage and value of events

At 31 December 2021, events aligned to the clients, products and business practices event category accounted for 80% of NatWest Group's operational risk losses, which reflected a significant increase on 2020. In 2020, several large provision releases were recorded (that is, previously recorded provisions were released back to cashflow as they were no longer required). The value of these outweighed the provisions taken for other conduct-related matters, hence a negative movement was recorded in the clients, products and business practices category.

	Value of events				Volume of events (1)	
	£m		Proportion		Proportion	
	2021	2020	**2021**	2020	**2021**	2020
Fraud	**74**	85	**17%**	82%	**87%**	81%
Clients, products and business practices	**341**	(68)	**80%**	(66%)	**3%**	7%
Execution, delivery and process management	**8**	15	**2%**	15%	**7%**	8%
Employment practices and workplace safety	**2**	2	**—**	2%	**2%**	2%
Technology and infrastructure failures	**3**	70	**1%**	68%	**1%**	2%
Disasters and public safety	**—**	(1)	**—**	(1%)	**—**	—
	428	103	**100%**	100%	**100%**	100%

(1) Based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

NatWest Group plc – Annual Report on Form 20-F 267

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 268 Model risk Definition Model risk is the potential for adverse consequences arising from inaccurate financial assessments or decisions made as a result of incorrect or misused model outputs and reports. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into quantitative estimates. Sources of risk NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), as well as calculating regulatory capital and liquidity requirements. Model applications may give rise to different risks depending on the franchise in which they are used. Model risk is therefore assessed separately for each franchise in addition to the overall assessment made for NatWest Group. Key developments in 2021  Improvements to models were made in 2021 resulting in a significant reduction of out-of-appetite models across NatWest Group. Enhancements to models will continue in 2022 to bring NatWest Group back within model risk appetite.  Embedding and enhancement of the Model Risk frameworks. Governance A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – Model Risk Owners and Model Risk Officers. Model Risk Owners are responsible for model approval and ongoing performance monitoring. Model Risk Officers, in the second line, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model’s risk rating. Model risk matters are escalated to senior management in several ways. These include model risk oversight committees, as well as the relevant business and function model management committees. The Group Model Risk Oversight Committee provides a direct escalation route to the Group Executive Risk Committee and, where applicable, onwards to the Group Board Risk Committee. Risk appetite Model risk appetite is set in order to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. It is approved by relevant Executive Risk Committees. Business areas are responsible for monitoring performance against appetite and remediating models outside appetite. Risk controls Policies and procedures related to the development, validation, approval, implementation and use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model. Validation of material models is conducted by an independent risk function comprised of skilled, well-informed subject matter experts. This is completed for new models or amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic validation is aligned to the risk rating of the model. The independent validation focuses on a variety of model features, including modelling approach, the nature of the assumptions used, the model’s predictive ability and complexity, the data used in the model, its implementation and its compliance with regulation. Risk monitoring and measurement The level of risk relating to an individual model is assessed through a model risk rating. A quantitative approach is used to determine the risk rating of each model, based on the model’s materiality and validation rating. This approach provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across NatWest Group. Ongoing performance monitoring is conducted by the first line and overseen by the second line to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose. This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses. Risk mitigation By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – either due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels. Reputational risk Definition Reputational Risk is defined as the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events. Sources of risk Reputational risks originate from internal actions and external events. The three primary drivers of reputational risk have been identified as: failure in internal execution; a conflict between NatWest Group’s values and the public agenda; and contagion (when NatWest Group’s reputation is damaged by failures in the wider financial sector). Key developments in 2021  Reputation risk registers were introduced at NatWest Group level in order to enhance monitoring of the most material reputational risks.  An updated reputational risk appetite statement was introduced with a specific focus on public trust.  The correlation between reputational risk and climate change issues remained a significant area of focus during 2021. Enhancements were made to the Environmental, Social & Ethical risk management framework to mitigate reputational risk arising from exposure to carbon-intensive sectors and to support the transition to a lower carbon economy.

Risk and capital management continued NatWest Group plc – Annual Report on Form 20-F 269 Reputational risk continued Governance A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk committees review relevant issues at an individual business or entity level, while the Reputational Risk Committee – which has delegated authority from the Executive Risk Committee – opines on cases, issues, sectors and themes that represent a material reputational risk. The Board Risk Committee oversees the identification and reporting of reputational risk. The Sustainable Banking Committee has a specific focus on environmental, social and ethical issues. Risk appetite NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and quantitative measures. NatWest Group seeks to identify, measure and manage risk exposures arising from internal actions and external events. This is designed to ensure that stakeholder trust is retained. However, reputational risk is inherent in NatWest Group’s operating environment and public trust is a specific factor in setting reputational risk appetite. Monitoring and measurement Relevant internal and external factors are monitored through regular reporting to the reputational risk committees at business or entity level and escalated, where appropriate, to the Reputational Risk Committee, Board Risk Committee or the Sustainable Banking Committee. Mitigation Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations. External events that could cause reputational damage are identified and mitigated through NatWest Group’s top and emerging risks process as well as through the NatWest Group and franchise-level risk registers. NatWest Group has in recent years been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in past fines, settlements and public censure. Refer to the Litigation and regulatory matters section of Note 27 to the consolidated financial statements in the Annual Report on Form 20-F for details of material matters currently affecting NatWest Group.